              As filed with the Securities and Exchange Commission
                                on March 29, 2001


                        Securities Act File No. 33-47744

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-14

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                         Pre-Effective Amendment No. / /


                       Post-Effective Amendment No. / 1 /

                            THE INDONESIA FUND, INC.
               (Exact Name of Registrant as Specified in Charter)
           466 Lexington Avenue, 16th Floor, New York, New York 10017
                (Address of Principal Executive Offices: Number,
                         Street, City, State, Zip Code)
                                 (212) 875-3500
                  (Registrant's Area Code and Telephone Number)

                                  -------------

                     Hal Liebes, Esq., Senior Vice President
                            The Indonesia Fund, Inc.
                        466 Lexington Avenue, 16th Floor
                            New York, New York 10017
                     (Name and Address of Agent for Service)

                                 with copies to:

                            Daniel Schloendorn, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                            New York, New York 10019

Approximate Date of Proposed Public Offering: As soon as practicable after this Post-Effective Amendment to the Registration Statement becomes effective.

        CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

==============================================================================================
     TITLE OF                         PROPOSED MAXIMUM    PROPOSED MAXIMUM       AMOUNT OF
 SECURITIES BEING      AMOUNT BEING    OFFERING PRICE    AGGREGATE OFFERING    REGISTRATION
    REGISTERED          REGISTERED      PER UNIT (1)          PRICE (1)            FEE (2)

----------------------------------------------------------------------------------------------
Common Stock            4,000,000          $2.625            $10,500,000          $2,772
($0.001 par value)
==============================================================================================

(1) Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(f) under the Securities Act of 1933, as amended, based on the five day average of the high and low sales prices reported on the New York Stock Exchange on October 9, 2000.

(2)  Previously paid.

                            THE INDONESIA FUND, INC.

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement contains the following papers and documents:

-    Cover Sheet

-    Contents of Registration Statement

-    Letter to Shareholders of The Indonesia Fund, Inc.

-    Letter to Shareholders of Jakarta Growth Fund, Inc.

-    Notice of Annual Meeting of Shareholders of The Indonesia Fund, Inc.

-    Notice of Special Meeting of Shareholders of Jakarta Growth Fund, Inc.

-    Part A - Proxy Statement/Prospectus

-    Part B - Statement of Additional Information

-    Part C - Other Information

-    Signature Page

-    Exhibits

                                     PART A

             INFORMATION REQUIRED IN THE PROXY STATEMENT/PROSPECTUS

                            THE INDONESIA FUND, INC.
                        466 Lexington Avenue, 16th Floor
                            New York, New York 10017


                                                              [March __], 2001


Dear Shareholder:



         We are pleased to invite you to the 2001 annual meeting of shareholders of The Indonesia Fund, Inc., a Maryland corporation (the "Fund").



         The annual meeting is scheduled to be held at 2:00 p.m., Eastern time, on May 25, 2001, at the offices of Credit Suisse Asset Management, LLC, 466 Lexington Avenue, 16th Floor, New York, New York 10017. Shareholders who are unable to attend this meeting are strongly encouraged to vote by proxy, which is customary in corporate meetings of this kind. A Proxy Statement/Prospectus regarding the meeting, a proxy card(s) for your vote at the meeting and an envelope - postage prepaid - in which to return your proxy card are enclosed.



         At the annual meeting, you will be asked to vote on two proposals, the most significant of which is the proposed reorganization of the Fund and the Jakarta Growth Fund, Inc. (the "Jakarta Fund"), in which the Fund will acquire substantially all of the assets and assume all of the liabilities of the Jakarta Fund in exchange for shares of the Fund. As a result of the reorganization, each Jakarta Fund shareholder will receive shares of the Fund having an aggregate net asset value equal to the aggregate net asset value of such shareholder's Jakarta Fund shares (except that cash will be paid in lieu of fractional shares). As some of you may recall, the Fund recently submitted a similar proposal to shareholders in late 2000 whereby the transaction with the Jakarta Fund was structured as a merger of the Jakarta Fund with and into the Fund. While over 97% of the Fund's shares voting on the merger were in favor of the combination, these shares, representing 56.26% of the Fund's outstanding shares, were less than the 66 2/3% of outstanding shares required by the Fund's charter to approve the merger. We note that Jakarta Fund shareholders had approved the merger transaction. Due to the support expressed by those shareholders voting on the merger and the benefits to Fund shareholders provided by a transaction with the Jakarta Fund, the Board has approved a restructuring of the transaction as an acquisition of assets, which requires a lower voting threshold.



         The Board of Directors of the Fund believes that the reorganization will benefit Fund shareholders by providing the potential for:


         -        economies of scale,

         -        greater investment flexibility,

         -        a lower operating expense ratio, and

         - enhanced market liquidity of the Fund's shares through the Fund's continued listing on the New York Stock Exchange ("NYSE").


         Upon the reorganization, the Fund's asset level may or may not be above the minimum level for continued listing on the NYSE, based on current market values. However, the Board of Directors believes that, absent the reorganization, the Fund's asset level will likely fall significantly below the NYSE's continued listing standards and, as a result, the Fund would be delisted from the NYSE. Such an event had occurred with respect to the Jakarta Fund. The proposed reorganization and investment policies of the funds are described in more detail in the combined Proxy Statement/Prospectus.



         The second proposal at the annual meeting on which you will be asked to vote is the election of two (2) management nominees standing for election to the Fund's Board of Directors.



         THE BOARD OF DIRECTORS OF YOUR FUND BELIEVES THAT THE PROPOSED REORGANIZATION AND THE ELECTION OF THE FUND'S NOMINEES IS IN THE BEST INTERESTS OF THE SHAREHOLDERS AND RECOMMENDS THAT YOU READ THE ENCLOSED MATERIALS CAREFULLY AND THEN VOTE IN FAVOR OF PROPOSAL 1 AND THE ELECTION OF THE FUND'S NOMINEES.



         Your vote is important. PLEASE TAKE A MOMENT NOW TO SIGN AND RETURN YOUR PROXY CARD(S) IN THE ENCLOSED POSTAGE-PAID RETURN ENVELOPE. If we do not receive your signed proxy card(s) after a reasonable amount of time, you may receive a telephone call from our proxy solicitor, Georgeson Shareholder Communications, reminding you to vote your shares. If you prefer, you can fax the proxy card to Georgeson Shareholder Communications, Inc., Attn.:
______________, at (___) ___-____. We also encourage you to vote by telephone or through the Internet. Proxies may be voted by telephone by calling (___) ___-____ between the hours of 9:00 a.m. and 10:00 p.m. (Eastern time) or through the Internet using the Internet address located on your proxy card. If any of your shares are held in the name of a bank, broker or other nominee, please follow the steps indicated in the enclosed voting instruction sheet when voting your shares or contact the party responsible for your account.



         Voting by fax, telephone or through the Internet will reduce the time and costs associated with the proxy solicitation. When the Fund records proxies by telephone or through the Internet, it will use procedures designed to (i) authenticate shareholders' identities, (ii) allow shareholders to authorize the voting of their shares in accordance with their instructions and (iii) confirm that their instructions have been properly recorded. Shareholders voting via the Internet should understand that there may be costs associated with electronic access, such as usage charges from Internet access providers and telephone companies, that must be borne by the shareholder. We have been advised that the Internet voting procedures that have been made available to you are consistent with the requirements of applicable law.



         Whichever voting method you choose, please read the full text of the proxy statement before you vote.



         If you have any questions regarding the proposed reorganization, please feel free to call Georgeson Shareholder Communications, Inc. at (___) ___-____ who will be pleased to assist you.



         IT IS VERY IMPORTANT THAT YOUR VOTING INSTRUCTIONS BE RECEIVED
PROMPTLY.


Respectfully,


James P. McCaughan
Chairman of the Board of Directors

         YOU ARE URGED TO VOTE BY SIGNING AND RETURNING THE PROXY CARD(S) IN THE POSTAGE-PAID ENVELOPE, BY TELEPHONE OR THROUGH THE INTERNET TO ENSURE A QUORUM AT THE MEETING. YOUR VOTE IS IMPORTANT REGARDLESS OF THE SIZE OF YOUR SHAREHOLDINGS.

                            JAKARTA GROWTH FUND, INC.
                                 180 Maiden Lane
                          New York, New York 10038-4936


                                                              [March __], 2001


Dear Shareholder:

         We are pleased to invite you to a special meeting of shareholders of Jakarta Growth Fund, Inc. (the "Jakarta Fund").


         The special meeting is scheduled to be held at [________], Eastern time, on [_______ __], 2001, at the offices of Nomura Asset Management U.S.A. Inc., 180 Maiden Lane, New York, New York 10038-4936. Shareholders who are unable to attend this meeting are strongly encouraged to vote by proxy, which is customary in corporate meetings of this kind. A Proxy Statement/Prospectus regarding the meeting, a proxy card(s) for your vote at the meeting and an envelope - postage prepaid - in which to return your proxy card are enclosed. At the special meeting, you will be asked to vote on a proposed reorganization of the Jakarta Fund and The Indonesia Fund, Inc. (the "Indonesia Fund"), in which the Indonesia Fund will acquire substantially all of the assets and assume all of the liabilities of the Jakarta Fund in exchange for shares of the Indonesia Fund. As a result of the reorganization, you will receive that number of shares of the Indonesia Fund having an aggregate net asset value equal to the aggregate net asset value of your shares (except that cash will be paid in lieu of fractional shares).



         As some of you may recall, the Jakarta Fund recently submitted a similar proposal to shareholders in late 2000 whereby the transaction with the Indonesia Fund was structured as a merger of the Jakarta Fund with and into the Indonesia Fund. The merger transaction was approved by the Jakarta Fund shareholders on December 28, 2000. While over 97% of the Indonesia Fund's shares voting on the merger were in favor of the combination, these shares, representing 56.26% of the Indonesia Fund's outstanding shares, were less than the 66 2/3% of outstanding shares required by its charter to approve the merger.



         The Board of Directors of the Jakarta Fund has reviewed the benefits to shareholders of the proposed Reorganization, which would involve a restructuring of the previously proposed merger as an acquisition of assets between the Jakarta Fund and the Indonesia Fund. The proposed structure would provide the same benefits as the prior transaction, which was approved by shareholders of the Jakarta Fund. The proposed Reorganization requires the same vote by our shareholders, but requires a lower voting threshold on the part of the Indonesia Fund's shareholders, which expressed support for the prior transaction structure. Therefore, the Board of Directors of the Jakarta Fund has approved the proposal to restructure the prior merger transaction as a transfer of assets and liabilities of the Jakarta Fund to the Indonesia Fund.

         Like the Jakarta Fund, the Indonesia Fund is a closed-end, non-diversified management investment company whose investment objective is long-term capital appreciation by investing primarily in Indonesian equity securities. The Indonesia Fund also seeks income as a secondary objective. While the Jakarta Fund's shares are listed on the Boston Stock Exchange and trade on the OTC Bulletin Board, the shares of the Indonesia Fund currently trade on the New York Stock Exchange.


         The Board of Directors of the Jakarta Fund believes that the reorganization will benefit Fund shareholders by providing enhanced market liquidity by virtue of the larger market capitalization of the combined fund, and the potential for economies of scale resulting from a Fund with a larger asset base, which can be expected to be reflected in a lower operating expense ratio for the Indonesia Fund. The Jakarta Fund's shareholders may also benefit if the Indonesia Fund is able to maintain its listing on the New York Stock Exchange, although no assurances can be given that this will be the case.



         THE BOARD OF DIRECTORS OF YOUR FUND BELIEVES THAT THE PROPOSED REORGANIZATION IS IN THE BEST INTERESTS OF THE SHAREHOLDERS AND RECOMMENDS THAT YOU READ THE ENCLOSED MATERIALS CAREFULLY AND THEN VOTE "FOR" THE PROPOSAL.



         Your vote is important. PLEASE TAKE A MOMENT NOW TO SIGN AND RETURN YOUR PROXY CARD(S) IN THE ENCLOSED POSTAGE-PAID RETURN ENVELOPE. If we do not receive your signed proxy card(s) after a reasonable amount of time, you may receive a telephone call from our proxy solicitor, Georgeson Shareholder Communications, Inc., reminding you to vote your shares.


Respectfully,

Nobuo Katayama
President

         YOU ARE URGED TO SIGN THE PROXY CARD(S) AND RETURN THE CARD(S) IN THE POSTAGE-PAID ENVELOPE TO ENSURE A QUORUM AT THE MEETING. YOUR VOTE IS IMPORTANT REGARDLESS OF THE SIZE OF YOUR SHAREHOLDINGS.

                            THE INDONESIA FUND, INC.
                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS


To the Shareholders of The Indonesia Fund, Inc.:


    Please take notice that the annual meeting of shareholders of The Indonesia Fund, Inc. (the "Indonesia Fund"), a Maryland corporation, will be held at the offices of Credit Suisse Asset Management, LLC, 466 Lexington Avenue, 16th Floor, New York, New York 10017, on May 25, 2001, at 2:00 p.m., Eastern time, for the following purposes:



         (1) To consider and vote upon the approval of an Agreement and Plan of Reorganization dated as of March 29, 2001 between the Indonesia Fund and the Jakarta Growth Fund, Inc. (the "Jakarta Fund"), a Maryland corporation, whereby (i) the Indonesia Fund would acquire substantially all the assets and liabilities of the Jakarta Fund, (ii) the Indonesia Fund would issue shares of the Indonesia Fund to the Jakarta Fund in exchange therefor, (iii) such Indonesia Fund shares would be distributed to shareholders of the Jakarta Fund in liquidation of the Jakarta Fund, and (iv) the Jakarta Fund would subsequently be dissolved under Maryland law and de-registered under the Investment Company Act of 1940; and



         (2) To consider and vote upon the election of two (2) management nominees standing for election to the Indonesia Fund's Board of Directors.



    The appointed proxies will vote in their discretion on any other business that may properly come before the annual meeting or any adjournments thereof.



    Holders of record of shares of common stock of the Indonesia Fund at the close of business on February 28, 2001 are entitled to vote at the annual meeting and at any postponements or adjournments thereof. Jakarta Fund shareholders must approve the reorganization as well.



    The persons named as proxies may propose one or more adjournments of the annual meeting if the necessary quorum to transact business or the vote required to approve or reject any proposal is not obtained at the meeting. Any such adjournment will require the affirmative vote of the holders of a majority of the Indonesia Fund's shares present in person or by proxy at the annual meeting. The persons named as proxies will vote those proxies which they are entitled to vote on any such proposal in accordance with their best judgment in the interest of the Indonesia Fund.


    The enclosed proxy is being solicited on behalf of the Board of Directors of the Indonesia Fund.

By Order of the Board of Directors,


Michael A. Pignataro, Chief Financial Officer and Secretary
[March __], 2001

IMPORTANT -- WE URGE YOU TO VOTE BY COMPLETING AND RETURNING YOUR PROXY CARD(S), BY TELEPHONE OR THROUGH THE INTERNET. YOUR PROMPT VOTE MAY SAVE THE NECESSITY AND EXPENSE OF FURTHER SOLICITATIONS TO ENSURE A QUORUM AT THE MEETING. IF YOU CAN ATTEND THE MEETING AND WISH TO VOTE YOUR SHARES IN PERSON AT THAT TIME, YOU WILL BE ABLE TO DO SO.

                            JAKARTA GROWTH FUND, INC.
                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To the Shareholders of Jakarta Growth Fund, Inc.:


    Please take notice that a special meeting of shareholders of Jakarta Growth Fund, Inc. (the "Jakarta Fund"), a Maryland corporation, will be held at the offices of Nomura Asset Management U.S.A. Inc., 180 Maiden Lane, New York, New York 10038-4936, on [_____ __], 2001, at [_______], Eastern time, to consider and vote upon the approval of an Agreement and Plan of Reorganization dated as of March 29, 2001 between the Jakarta Fund and The Indonesia Fund, Inc. (the "Indonesia Fund'), a Maryland corporation, whereby
(i) the Indonesia Fund would acquire substantially all of the assets and assume all of the liabilities of the Jakarta Fund, (ii) the Indonesia Fund would issue Indonesia Fund shares to the Jakarta Fund in exchange therefor,
(iii) such Indonesia Fund shares would be distributed to shareholders of the Jakarta Fund in liquidation of the Jakarta Fund, and (iv) the Jakarta Fund would subsequently be dissolved under Maryland law and de-registered under the Investment Company Act of 1940.


    The appointed proxies will vote in their discretion on any other business that may properly come before the special meeting or any adjournments thereof.


    Holders of record of shares of common stock of the Jakarta Fund at the close of business on [_________ __], 2001 are entitled to vote at the special meeting and at any postponements or adjournments thereof. The Indonesia Fund's shareholders must approve the reorganization as well.



    The persons named as proxies may propose one or more adjournments of the special meeting if the necessary quorum to transact business or the vote required to approve or reject the proposal is not obtained at the meeting. Any such adjournment will require the affirmative vote of the holders of a majority of the Jakarta Fund's shares present in person or by proxy at the special meeting. The persons named as proxies will vote those proxies which they are entitled to vote on the proposal in accordance with their best judgment and in the interest of shareholders of the Jakarta Fund.


    The enclosed proxy is being solicited on behalf of the Board of Directors of the Jakarta Fund.

By Order of the Board of Directors,


John J. Boretti
Secretary
[March __], 2001


IMPORTANT -- WE URGE YOU TO SIGN AND DATE THE ENCLOSED PROXY CARD(S) AND RETURN THE CARD(S) IN THE ENCLOSED ADDRESSED ENVELOPE WHICH REQUIRES NO POSTAGE AND IS INTENDED FOR YOUR CONVENIENCE. YOUR PROMPT RETURN OF THE ENCLOSED PROXY CARD(S) MAY SAVE THE NECESSITY AND EXPENSE OF FURTHER SOLICITATIONS TO ENSURE A QUORUM AT THE

MEETING. IF YOU CAN ATTEND THE MEETING AND WISH TO VOTE YOUR SHARES IN PERSON AT THAT TIME, YOU WILL BE ABLE TO DO SO.

                SUBJECT TO COMPLETION - DATED MARCH 29, 2001


                        Acquisition of the Assets of

                          JAKARTA GROWTH FUND, INC.
                               180 MAIDEN LANE
                        NEW YORK, NEW YORK 10038-4936
                               (800) 833-0018

                      By and In Exchange for Shares of

                          THE INDONESIA FUND, INC.
                      466 LEXINGTON AVENUE, 16th FLOOR
                          NEW YORK, NEW YORK 10017
                               (212) 875-3500

                        COMBINED PROXY STATEMENT FOR
                          MEETINGS OF SHAREHOLDERS
      TO BE HELD MAY 25, 2001 (IN THE CASE OF THE INDONESIA FUND) AND
            [__________], 2001 (IN THE CASE OF THE JAKARTA FUND)

                     THE INDONESIA FUND, INC. PROSPECTUS

         This Combined Proxy Statement/Prospectus is being furnished to shareholders of Jakarta Growth Fund, Inc. (the "Jakarta Fund") and The Indonesia Fund, Inc. (the "Indonesia Fund") for use at the annual meeting of Indonesia Fund shareholders to be held on May 25, 2001 at 2:00 p.m., Eastern time, and the special meeting of Jakarta Fund shareholders, to be held on [________ __], 2001 at [_____], Eastern time, and at any and all postponements or adjournments thereof. The annual meeting of shareholders of the Indonesia Fund will be held at the offices of Credit Suisse Asset Management, LLC ("CSAM"), 466 Lexington Avenue, 16th Floor, New York, New York 10017. The special meeting of shareholders of the Jakarta Fund will be held at the offices of Nomura Asset Management U.S.A. Inc. ("NAM-U.S.A."), 180 Maiden Lane, New York, New York 10038-4936. The Indonesia Fund and the Jakarta Fund are sometimes collectively referred to as the "Funds" and individually, as the context may require, as the "Fund." The approximate mailing date of this Proxy Statement/Prospectus is [March __], 2001.

         THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES NOR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS COMBINED PROXY
STATEMENT/PROSPECTUS AND IN THE MATERIALS EXPRESSLY INCORPORATED HEREIN BY REFERENCE AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE FUNDS.

         PURPOSE OF THE MEETINGS. At each of the meetings, shareholders of the Funds will be asked to approve an Agreement and Plan of Reorganization dated as of March 29, 2001. The Agreement and Plan of Reorganization is referred to in this Proxy Statement/Prospectus as the "Plan." In addition, Indonesia Fund shareholders are being asked to vote on the election of two (2) directors.



         BACKGROUND. Each Fund recently submitted a similar proposal to shareholders in late 2000 whereby the transaction was structured as a merger of the Jakarta Fund with and into the Indonesia Fund. Jakarta Fund shareholders approved the merger transaction on December 28, 2000. While over 97.80% of the Indonesia Fund's shares voting on the merger were in favor of the combination, these shares, representing 56.26% of its outstanding shares, were less than the 66 2/3% of outstanding shares required by the Indonesia Fund's charter to approve the merger. Thereafter, the Indonesia Fund and the Jakarta Fund considered alternative structures to accomplish the combination, and the Funds agreed to an acquisition by the Indonesia Fund of substantially all of the assets of the Jakarta Fund, subject to the assumption of all of the Jakarta Fund's liabilities (the "Reorganization"). A majority of the votes cast by Indonesia Fund shareholders is required to approve the Reorganization, provided also that the total number of votes cast represents at least a majority of the outstanding shares of common stock of the Indonesia Fund. Under Maryland law and the Jakarta Fund's charter, a majority of the outstanding shares of the Jakarta Fund must approve the Reorganization.



         SPECIFICS OF THE PROPOSED REORGANIZATION. The Plan provides for the acquisition of substantially all of the assets and the assumption of all of the liabilities of the Jakarta Fund by the Indonesia Fund in exchange for shares of common stock of the Indonesia Fund (the "Indonesia Fund Shares") and the assumption by the Indonesia Fund of all the liabilities of the Jakarta Fund. Indonesia Fund Shares and cash in lieu of fractional shares would be distributed to Jakarta Fund shareholders in liquidation of the Jakarta Fund and thereafter the Jakarta Fund would be dissolved under Maryland law and de-registered under the Investment Company Act of 1940, as amended (the "Investment Company Act"). As a result of the Reorganization, each Jakarta Fund shareholder will become a shareholder of the Indonesia Fund and will receive that number of full shares of Indonesia Fund common stock (plus cash in lieu of fractional shares) having an aggregate net asset value equal to the aggregate net asset value of such shareholder's shares of common stock of the Jakarta Fund (the "Jakarta Fund Shares") as of the close of business on the business day immediately preceding the closing date of the reorganization. Since the Jakarta Fund Shares do not currently trade on a national securities exchange within the meaning of the Maryland General Corporation Law, its shareholders will be entitled to exercise "appraisal rights." See "Information About the Reorganization - Information on Appraisal Rights."



         Jakarta Fund shareholders will not receive any fractional shares of the Indonesia Fund as part of the Jakarta Fund distribution. In lieu thereof, the Jakarta Fund will receive from the Indonesia Fund for distribution to its shareholders cash in an amount equal to the aggregate net asset value of the fractional shares otherwise distributable to the Jakarta Fund shareholders, and the total number of Indonesia Fund Shares otherwise issuable to the Jakarta Fund will be correspondingly reduced. It is expected that Jakarta Fund shareholders will recognize no gain or loss for federal income tax purposes as a result of the Reorganization, except with respect to any cash proceeds distributed in lieu of fractional shares of the Indonesia Fund. These shareholders will be treated for federal income tax purposes as if they received fractional share interests and then sold such interests for cash.


         If the Reorganization is approved by each Fund's shareholders, the continued listing of the Indonesia Fund on the NYSE will require that the Indonesia Fund maintain a minimum $15 million market capitalization for a 30 consecutive trading day period. As of April __, 2001, the combined Fund's minimum share price would be $___ and its combined market capitalization would be $___. There can be no assurance that the Indonesia Fund will be able to meet such NYSE requirements if the Reorganization is approved. If the Indonesia Fund does not meet the NYSE's continued listing requirements, the Indonesia Fund anticipates that its shares of common stock will be listed for trading on the BSE.

         INFORMATION ABOUT THE FUNDS. The Funds are closed-end, non-diversified management investment companies with substantially similar investment objectives. Both Funds seek to achieve long-term capital appreciation by investing primarily in Indonesian equity securities. The Indonesia Fund also seeks income as a secondary investment objective.

         The terms and conditions of the Reorganization are more fully described in this Proxy Statement/Prospectus and in the Plan, a copy of which is attached as Exhibit A.


         This Proxy Statement/Prospectus serves as a prospectus for shares of the Indonesia Fund under the Securities Act of 1933, as amended, which is referred to in this Proxy Statement/Prospectus as the "Securities Act," in connection with the issuance of the Indonesia Fund common shares in the Reorganization.


         Assuming the shareholders of the Funds approve the Reorganization and all other conditions to the consummation of the Reorganization have been satisfied or waived, the Funds will jointly file articles of transfer, or the Articles of Transfer, with the State Department of Assessments and Taxation of Maryland, or the Department. The Reorganization will become effective when the Department accepts for record the Articles of Transfer or at such later time, which may not exceed 30 days after the Articles of Transfer are accepted for record, as specified in the Articles of Transfer. The date when the Articles of Transfer are accepted for record, or the later date, is referred to in this Proxy Statement/Prospectus as the "Effective Date." The Jakarta Fund, as soon as practicable after the Effective Date, will terminate its registration under the Investment Company Act, and will dissolve under Maryland law.



         ELECTION OF DIRECTORS (FOR INDONESIA FUND SHAREHOLDERS ONLY). The shareholders of the Indonesia Fund will also be asked to consider and vote upon the election of two (2) management nominees standing for election to the Indonesia Fund's Board of Directors.

         You should retain this Proxy Statement/Prospectus for future reference as it sets forth concisely information about the Indonesia Fund and the Jakarta Fund that you should know before voting on the proposals described below.

         A Statement of Additional Information, which is referred to in this Proxy Statement/Prospectus as the "SAI," dated [March __], 2001, which contains additional information about the Reorganization and the Funds has been filed with the Securities and Exchange Commission, or the "SEC". The SAI is incorporated by reference into this Proxy Statement/Prospectus. Copies of the SAI are available upon request, without charge, by calling Georgeson Shareholder Communications, the Funds' proxy agent, at (800) 403-7916. You may also submit your request in writing to Georgeson Shareholder Communications, Attn: MF proxy, 17 State Street, New York, New York 10004. If you should have any questions regarding the proxy material or how to execute your vote, you can call Georgeson Shareholder Communications at (800) 403-7916. The Jakarta Fund has provided the information included in this Proxy Statement/Prospectus regarding that Fund. The Indonesia Fund has provided the information included in this Proxy Statement/Prospectus regarding that Fund.

         The Jakarta Fund's shares of common stock currently are listed on the Boston Stock Exchange (the "BSE") under the symbol "JGF". The Jakarta Fund also trades on the OTC Bulletin Board under the symbol "JGFI". The Indonesia Fund's shares of common stock currently are listed on the New York Stock Exchange (the "NYSE") under the symbol "IF". Reports, proxy materials and other information concerning each Fund may be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005 and the offices of the BSE, 100 Franklin Street, Boston, Massachusetts 02110, as applicable.

         The SEC has not approved or disapproved these securities or determined if this Proxy Statement/Prospectus is truthful or complete. To state otherwise is a crime.

       The date of this Proxy Statement/Prospectus is [March __], 2001

                                TABLE OF CONTENTS
                                -----------------
                                                                                                               PAGE
                                                                                                               ----
PROPOSAL 1 (BOTH FUNDS):  APPROVAL OF THE AGREEMENT AND PLAN OF REORGANIZATION PURSUANT
TO WHICH THE INDONESIA FUND WILL ACQUIRE SUBSTANTIALLY ALL OF THE ASSETS AND ASSUME ALL
OF THE LIABILITIES OF THE JAKARTA FUND............................................................................8

SYNOPSIS..........................................................................................................9

EXPENSE TABLE....................................................................................................15

FINANCIAL HIGHLIGHTS.............................................................................................17

RISK FACTORS AND SPECIAL CONSIDERATIONS..........................................................................20

COMPARISON OF INVESTMENT OBJECTIVES AND POLICIES.................................................................26

UNITED STATES FEDERAL INCOME TAXES...............................................................................34

INFORMATION ABOUT THE REORGANIZATION.............................................................................37

ADDITIONAL INFORMATION ABOUT THE FUNDS...........................................................................44

MANAGEMENT OF THE FUNDS..........................................................................................57

EXPERTS..........................................................................................................71

REQUIRED VOTE....................................................................................................71

LEGAL PROCEEDINGS................................................................................................71

LEGAL OPINIONS...................................................................................................71

PROPOSAL 2 (INDONESIA FUND SHAREHOLDERS ONLY): ELECTION OF DIRECTORS.............................................72

ADDITIONAL INFORMATION...........................................................................................75

                                     GENERAL

         This Proxy Statement/Prospectus is furnished to the shareholders of the Funds in connection with the solicitation of proxies on behalf of the Boards of Directors of the Indonesia Fund and the Jakarta Fund. The Board of Directors of each Fund is soliciting proxies for use at the meetings. The mailing address for the Indonesia Fund is 466 Lexington Avenue, 16th Floor, New York, New York 10017. The mailing address for the Jakarta Fund is 180 Maiden Lane, New York, New York 10038-4936.

         This Proxy Statement/Prospectus, the Notice of Meeting of Shareholders and the proxy card(s) are first being mailed to shareholders on or about [March __], 2001 or as soon as practicable thereafter. Any shareholder who gives a proxy has the power to revoke the proxy either:

              - by mail, addressed to the Secretary of the respective Fund, at the Fund's mailing address, or

              - in person at the meeting by executing a superseding proxy or by submitting a notice of revocation to the respective Fund.


All properly executed proxies received in time for the meetings will be voted as specified in the proxy or, if no specification is made, in favor of each proposal for that Fund referred to in the Proxy Statement/Prospectus, and in accordance with the judgment of the persons named as proxies on other matters that may properly come before the meetings.


         Shareholders of the Indonesia Fund and the Jakarta Fund will be asked to vote on the following proposals:


PROPOSAL                                                              TO BE VOTED UPON BY
--------                                                              -------------------
Proposal 1--Approval of the Plan.................................     Indonesia Fund and Jakarta Fund Shareholders
Proposal 2--Election of two (2) persons to the Indonesia Fund's
Board of Directors...............................................     Indonesia Fund Shareholders Only

         The presence, either in person or by proxy, of the holders of a majority of the outstanding shares of common stock entitled to vote at a meeting of a Fund will constitute a quorum for the transaction of business by such Fund. For purposes of determining the presence of a quorum for transacting business at a meeting, abstentions and broker "non-votes" will be treated as shares that are present. Broker non-votes are proxies received by the Funds from brokers or nominees, indicating that the broker or nominee has neither received instructions from the beneficial owner or other persons entitled to vote nor has the discretionary power to vote on a particular matter. Shareholders are urged to forward their voting instructions promptly.

         As the Reorganization is expected to result in the issuance of a number of shares of the Indonesia Fund in excess of 20% of the Indonesia Fund's outstanding shares of common stock, the NYSE listing rules require that Proposal 1 be approved by the affirmative vote of a majority of the votes cast by Indonesia Fund shareholders, provided ALSO THAT the number of votes cast on Proposal 1 represent at least a majority of the outstanding shares of the Indonesia Fund. Absent such NYSE rules, the Reorganization would not require approval by the shareholders of the Indonesia Fund. Proposal 1 also requires the affirmative vote of at least a majority of the outstanding shares of common stock of the Jakarta Fund. If the Reorganization is not approved, each Fund will continue as a separate investment company, and the Board of Directors of each Fund will consider such other alternatives as it determines to be in the best interests of its shareholders.


         Proposal 2, to be submitted at the annual meeting of shareholders of the Indonesia Fund, requires the affirmative vote of a plurality of the votes cast at such meeting in person or by proxy.


         Abstentions and broker non-votes will have the effect of a "no" vote for Proposal 1 for the Jakarta Fund and will not count as Indonesia Fund Shares voted for purposes of determining whether the NYSE requirement that the total Indonesia Fund votes cast on Proposal 1 represent a majority of the outstanding shares of the Indonesia Fund has been met or whether a majority of the Indonesia Fund votes cast have been voted in favor of Proposal 1. Abstentions and broker non-votes will have no effect on Proposal 2.


         Proxy solicitations will be made primarily by mail, but solicitations may also be made by telephone, telegraph, or personal interviews conducted by officers or employees of the Funds, CSAM, the investment adviser to the Indonesia Fund, NAM-U.S.A., the manager of the Jakarta Fund, Bear Stearns Funds Management Inc., the administrator to the Indonesia Fund, or Georgeson Shareholder Communications, a proxy solicitation firm retained by each Fund and entitled to receive a fee from each Fund of approximately $5,000 and reimbursements for its reasonable expenses. The Funds will bear the costs of solicitation, including:

     - printing and mailing of this Proxy Statement/Prospectus and accompanying material,

     - the reimbursement of brokerage firms and others for their expenses in forwarding solicitation material to the beneficial owners of each Fund's shares,

     - payment to Georgeson Shareholder Communications, for its services in soliciting proxies, and


     - supplementary solicitations to submit proxies. See "Synopsis - Expenses of the Reorganization."


         Only shareholders of record of each Fund at the close of business on February 28, 2001 (with respect to the Indonesia Fund) and [_______ __], 2001 (with respect to the Jakarta Fund), each a Record Date, are entitled to vote. Each outstanding share of a Fund is entitled to one vote on all matters voted upon at the meeting for that Fund. As of [_______ __], 2001 and as of February 28, 2001, there were [5,017,564] shares of the Jakarta Fund outstanding and 4,608,989 shares of the Indonesia Fund outstanding, respectively.


         Each Fund provides periodic reports to its shareholders. These reports highlight relevant information, including investment results and a review of portfolio changes for each Fund. The Indonesia Fund and the Jakarta Fund have previously furnished their respective annual reports containing audited financial statements for the years ended December 31, 2000 and March 31, 2000, respectively. You may receive a copy of the most recent annual report for a Fund and a copy of any more recent interim report, without charge, by calling (800) 403-7916 or writing to Georgeson Shareholder Communications, 17 State Street, New York, New York 10004. These requests will be honored within three business days of receipt.


         The Boards of Directors of the Funds know of no business other than the proposals described above which will be presented for consideration at the meetings. If any other matter is properly presented, it is the intention of the persons named in the enclosed proxy to vote on that matter in their discretion.

       PROPOSAL 1 (BOTH FUNDS): APPROVAL OF THE AGREEMENT AND PLAN OF
          REORGANIZATION PURSUANT TO WHICH THE INDONESIA FUND WILL
        ACQUIRE SUBSTANTIALLY ALL OF THE ASSETS AND ASSUME ALL OF THE
                       LIABILITIES OF THE JAKARTA FUND


         The Boards of Directors of the Indonesia Fund and the Jakarta Fund, including a majority of the Directors of each Fund who are not "interested persons" of the respective Fund, or the "Non-interested Directors", on March 15, 2001 (with respect to the Indonesia Fund) and on March 20, 2001 and
__________, 2001 (with respect to the Jakarta Fund), unanimously:


     - declared the Reorganization in the best interests of each Fund and their existing shareholders,

     -   approved entering into the Plan, and

     - recommended that the Plan be approved by the shareholders of that Fund.

         For more information about the Reorganization, see "Information About the Reorganization."


         The Plan is subject to the approval of the shareholders of both Funds and the satisfaction or waiver of certain other conditions.

         A copy of the Plan is attached to this Proxy Statement/Prospectus as Exhibit A, and the description of the Plan included in this Prospectus/Proxy Statement is qualified in its entirety by reference to Exhibit A.

         The following provides a more detailed discussion about the Reorganization, each Fund and additional information that you may find helpful in deciding how to vote on the Plan.

                                    SYNOPSIS

         This summary highlights important information included in this Proxy Statement/Prospectus. This summary is qualified by reference to the more complete information included elsewhere in this Proxy Statement/Prospectus and the Plan. Shareholders of the Funds should read this entire Proxy
Statement/Prospectus carefully.


         THE PROPOSED REORGANIZATION. The Boards of Directors of the Indonesia Fund and the Jakarta Fund, including the Non-interested Directors of each Fund, have unanimously approved the Plan. The Plan provides for a reorganization of the Indonesia Fund and the Jakarta Fund whereby the Indonesia Fund will acquire substantially all of the assets and assume all of the liabilities of the Jakarta Fund in exchange for Indonesia Fund Shares. The Plan also calls for the distribution of the Indonesia Fund Shares and cash in lieu of fractional shares to the Jakarta Fund's shareholders in liquidation of the Jakarta Fund and the subsequent dissolution of the Jakarta Fund. If approved by the shareholders of each Fund, the Reorganization is expected to be consummated promptly after the meetings. As a result of the Reorganization, each shareholder of the Jakarta Fund will become a shareholder of the Indonesia Fund and will receive, on the Effective Date, that number of full shares of common stock of the Indonesia Fund (plus cash in lieu of fractional shares) having an aggregate net asset value equal to the aggregate net asset value of such shareholder's shares of common stock of the Jakarta Fund as of the close of business on the Business Day (any day on which the BSE and the NYSE are open for trading) preceding the Effective Date.


         The Board of Directors of each Fund recommends approval of the Reorganization. If the Reorganization is not approved, each Fund will continue as a separate investment company, and the Board of Directors of each Fund will consider such other alternatives as it determines to be in the best interests of its shareholders.

         FORM OF ORGANIZATION. Both Funds are closed-end, non-diversified management investment companies registered under the Investment Company Act. The Indonesia Fund was organized as a Maryland corporation on January 8, 1990, and the Jakarta Fund was organized as a Maryland corporation on January 29, 1990. Each Fund's Board of Directors is responsible for the management of the business and affairs of that Fund, including the supervision of the duties performed by that Fund's investment manager.

         INVESTMENT OBJECTIVES AND POLICIES. The following table highlights the principal differences between the Funds' investment objectives and policies.

         INVESTMENT OBJECTIVES
             AND POLICIES                            JAKARTA FUND                          INDONESIA FUND
Fundamental Investment Objective(1)      To seek long-term capital              To seek long-term capital
                                         appreciation by investing primarily    appreciation (and income as a
                                         in equity securities of Indonesian     secondary objective) by investing
                                         companies and non-Indonesian           primarily in Indonesian equity and
                                         companies that derive a significant    debt securities
                                         proportion of their revenue from
                                         Indonesia or that hold a significant
                                         proportion of their assets in
                                         Indonesia

Fundamental Investment Policy(1)         Investment of at least 65% of its      Investment of substantially all, and
                                         total assets in Indonesian equity      at least 65%, of its total assets in
                                         securities                             Indonesian equity and debt securities

Investment in unlisted equity            Up to 25% of its assets                Up to 20% of its assets (including
securities(2)                                                                   investments in new and early stage
                                                                                companies)

Investment in debt securities(2)         Up to 35% of its assets; may not       No limitation generally, except only
                                         invest in lower-rated securities       up to 5% of its assets may be
                                                                                invested in lower-rated debt
                                                                                securities

------------------

(1) The fundamental investment objectives and policies listed above can only be changed with the approval of the holders of a majority of each Fund's outstanding voting securities, as defined under the Investment Company Act.

(2) These investment policies are not fundamental and may be modified by the Board of Directors of each Fund if, in the reasonable exercise of its business judgment, the Board determines that modification is necessary or appropriate to carry out the Fund's investment objective.

         The preceding summary of the Funds' investment objectives and certain policies should be considered in conjunction with the discussion below under "Comparison of Investment Objectives and Policies." The Indonesia Fund, due to its ability to invest in lower-rated debt securities and by investing a larger portion of its assets in debt securities in general, is subject to certain risks unique to the Indonesia Fund, in addition to the risks to which both Funds are subject as a consequence of investing in Indonesian equity securities. For more information, see "Risk Factors and Special Considerations." As of December 31, 2000, equity securities represented approximately 93.3% of the Jakarta Fund's securities portfolio and 100% of the Indonesia Fund's securities portfolio. The following table reflects the top 10 holdings at December 31, 2000 of the Jakarta Fund and the Indonesia Fund along with the percentage of each Fund's total net assets represented by each holding.

                      JAKARTA FUND                                              INDONESIA FUND
                  AT DECEMBER 31, 2000                                       AT DECEMBER 31, 2000
                                            % OF                                                         % OF
         NAME OF SECURITY             TOTAL NET ASSETS               NAME OF SECURITY              TOTAL NET ASSETS
         ----------------             ----------------               ----------------              ----------------
Gudang Garam                                 15.6         Telekomunikasi Indonesia                        16.4
Telekomunikasi Indonesia                     12.9         Gudang Garam                                    12.2
H.M. Sampoerna                                8.1         H.M. Sampoerna                                  11.0
Indonesian Satellite Corporation              6.8         Ramayana Lestari Sentosa                         8.3
Indofood Sukses Makmur                        5.9         Astra International                              5.7
Ramayana Lestari Sentosa                      4.9         Indofood Sukses Makmur                           5.3
Tempo Scan Pacific                            4.3         Tempo Scan Pacific                               4.9
Unilever Indonesia                            3.6         Dankos Laboratories                              4.7
Astra International Inc.                      3.6         Unilever Indonesia                               4.2
Semen Gresik                                  3.3         Matahari Putra Prima                             3.9

         FEES AND EXPENSES--THE JAKARTA FUND.

         ADVISERS. NAM-U.S.A. acts as the Jakarta Fund's investment manager pursuant to a management agreement approved on August 15, 2000. NAM-U.S.A. has retained Nomura Asset Management Co., Ltd. ("NAM") to act as the Jakarta Fund's investment adviser. NAM, in turn, has retained Nomura Asset Management Singapore Limited ("NAM-Singapore") to act as the Jakarta Fund's sub-adviser. As compensation for its services, NAM-U.S.A. is entitled to receive from the Jakarta Fund an annual fee, calculated weekly and paid monthly, equal to 1.10% of the value of the Fund's average weekly net assets.
 On June 30, 2000, NAM-U.S.A. voluntarily agreed to reduce the management fee to 1.00% of the Jakarta Fund's average weekly net assets. This reduction will remain in effect until May 31, 2001 unless NAM-U.S.A. and the Board of Directors of the Jakarta Fund mutually agree to reinstate the full management fee.

          For its investment advisory services to the Jakarta Fund, NAM-U.S.A. pays NAM a monthly fee at the annual rate of 0.50% of the Fund's average weekly net assets. For its sub-advisory services to the Jakarta Fund, NAM pays NAM-Singapore a monthly fee at the annual rate of 0.25% of the Fund's average weekly net assets.

          For the year ended March 31, 2000, NAM-U.S.A. earned $161,712 in management fees. Of that amount, NAM earned advisory fees of $68,222 and NAM-Singapore earned sub-advisory fees of $34,111.


         For the fiscal year ended March 31, 2000, the Jakarta Fund's total expense ratio was 3.89%. A Fund's total expense ratio is the ratio of total annual operating expenses to average net assets, net of fee waivers (if any) and including taxes.


         FEES AND EXPENSES--THE INDONESIA FUND.

         ADVISER. CSAM serves as the Indonesia Fund's investment adviser with respect to all investments. As compensation for its advisory services to the Indonesia Fund, CSAM receives an annual fee, calculated weekly and paid quarterly, equal to 1.00% of the Fund's average weekly net assets. For the year ended December 31, 2000, CSAM earned $124,208 for advisory services. CSAM also provides certain administrative services to the Indonesia Fund and is reimbursed by the Fund for costs incurred on its behalf (up to $20,000 per year). For the year ended December 31, 2000, CSAM was reimbursed $1,586 for administrative services rendered to the Indonesia Fund.


         ADMINISTRATOR. Bear Stearns Funds Management Inc. ("BSFM") serves as the Indonesia Fund's administrator. The Indonesia Fund pays BSFM a monthly fee that is computed weekly at an annual rate of 0.10% of the first $100 million of the Fund's average weekly net assets and 0.08% of amounts in excess of $100 million. For the year ended December 31, 2000, BSFM earned $12,434 for administrative services.


         For the fiscal year ended December 31, 2000, the Indonesia Fund's total expense ratio was 7.23%, and is currently 7.25% based on an estimate of operating expenses for the first two months of fiscal year 2001. The Indonesia Fund's total expense ratio is higher than that of the Jakarta Fund because the Indonesia Fund incurred the expenses of the failed merger with the Jakarta Fund during the last six months of the fiscal year ended December 31, 2000. A fund's total expense ratio is the ratio of total annual operating expenses to the average net assets, net of fee waivers (if any) and including taxes.


         The expense ratio of the Indonesia Fund, assuming the Reorganization was consummated on December 31, 2000, is projected to be approximately 2.98% after giving effect to the Reorganization. The actual expense ratios for the Indonesia Fund for the current and future fiscal years, if the Reorganization occurs, may be higher or lower than this projection and depend upon the Indonesia Fund's performance, general stock market and economic conditions, net asset levels, stock price and other factors.


         See "Expense Table" below for the current expenses of each Fund and pro forma expenses following the Reorganization.


         REALIZED AND UNREALIZED CAPITAL LOSSES. As of December 31, 2000, the Jakarta Fund had approximately $5,215,370 of unrealized depreciation on investments, representing approximately $1.04 per share. As of that same date, the Indonesia Fund had approximately $5,369,601 of unrealized depreciation on investments, representing approximately $1.16 per share. As of March 31, 2000, the Jakarta Fund had approximately $36,068,000 of capital loss carryforwards, while the Indonesia Fund had approximately $42,600,000 of capital loss carryforwards as of December 31, 2000. The ultimate realization of the capital loss carryforwards is not assured. Under IRS regulations there are certain limitations on the amount of capital loss carryforwards that may be retained by the acquired fund in a tax-free merger. As of December 31, 2000, it is estimated that the Jakarta Fund will only be able to retain a maximum of $2,600,000 of its capital loss carryforwards if the reorganization is approved by shareholders.


         The Jakarta Fund will pay its shareholders a cash distribution of substantially all undistributed March 31, 2000 net investment income prior to the Effective Date unless such amount is immaterial. It is expected that any current year realized net capital gains will be offset through the utilization of capital loss carryforwards prior to the Effective Date.


         The Jakarta Fund will pay its shareholders a cash distribution of substantially all undistributed net investment income prior to the Effective Date unless such amount is immaterial. It is expected that any current year realized net capital gains will be offset through the utilization of capital loss carryforwards prior to the Effective Date.


         FEDERAL INCOME TAX CONSEQUENCES OF THE REORGANIZATION. As a condition to the closing of the Reorganization, the Jakarta Fund will receive an opinion of Brown & Wood LLP, counsel to the Jakarta Fund, and the Indonesia Fund will receive an opinion of Willkie Farr & Gallagher, counsel to the Indonesia Fund, stating that the Reorganization will constitute a tax-free reorganization within the meaning of Section 368(a)(1) of the Internal Revenue Code of 1986, or the "Code". Accordingly, it is expected that neither the Jakarta Fund, the Indonesia Fund nor the shareholders of either Fund will recognize any gain or loss for federal income tax purposes as a result of the Reorganization, except to the extent shareholders of the Jakarta Fund receive cash in lieu of fractional share interests. These shareholders will be treated for federal income tax purposes as if they received such fractional share interests and then sold such interests for cash. The holding period and the aggregate tax basis of the Indonesia Fund Shares (including that of fractional share interests deemed distributed by the Indonesia Fund) received by a Jakarta Fund shareholder will be the same as the holding period and aggregate tax basis of the shares of the Jakarta Fund previously held by the shareholder. The holding period and the aggregate tax basis of the assets received by the Indonesia Fund in the Reorganization will be the same as the holding period and the tax basis of such assets in the hands of the Jakarta Fund immediately before the Reorganization. For more information about the tax consequences of the Reorganization, see "Information About the Reorganization -- Tax Considerations."


         DISCOUNT FROM NET ASSET VALUE. Shares of closed-end funds frequently trade at a market price that is less than the value of the share's net assets. The possibility that shares of the Indonesia Fund will trade at a discount from its net asset value is a risk separate and distinct from the risk that the Fund's net asset value will decrease. Although the shares of the Jakarta Fund frequently have traded at a premium, they have also traded at a discount from net asset value. As of March 16, 2001, shares of the Jakarta Fund traded at a market price premium of 6.1%. The Indonesia Fund's shares have historically traded in the market at a premium, and as of the same date traded at a market price premium of 22.52%. There can be no assurance that the Indonesia Fund's shares will continue to trade at a premium before or after the Reorganization.


         DISPARITY IN JAKARTA FUND AND INDONESIA FUND MARKET LEVELS. Although currently trading at a premium, the Jakarta Fund's shares have also recently traded at a substantial discount to net asset value, while the Indonesia Fund's shares have been trading at a premium. If this pattern continues, the total market value of the Indonesia Fund shares issued to Jakarta Fund shareholders on the Effective Date will be more than the total market value of Jakarta Fund shares outstanding immediately prior to the Effective Date, although their total net asset values will be the same (disregarding fractional shares). If this disparity in market levels persists at the time of the Reorganization, Jakarta Fund shareholders will receive assets (Indonesia Fund Shares) that are more valuable, from a market value perspective, than the assets (Jakarta Fund Shares) owned immediately prior to the transaction. This may cause Indonesia Fund shareholders to experience a reduction in the market value of their shares. The market levels of the Funds may be different at the time the Reorganization occurs. For more information, see "Additional Information About the Funds -- Net Asset Value."

         EXPENSES OF THE REORGANIZATION. In evaluating the proposed Reorganization, CSAM and NAM-U.S.A. have estimated the amount of expenses the Funds would incur, including NYSE listing fees, SEC registration fees, legal and accounting fees and proxy solicitation and distribution costs. Under the terms of the merger agreement between the Funds, the Indonesia Fund was responsible for all expenses of the failed transaction, which are estimated at $407,000. The estimated total expenses pertaining to the Reorganization are $245,000. Each Fund will bear its own legal, accounting and mailing expenses relating to the Reorganization and one-half of all other Reorganization-related expenses, except that if the Reorganization is completed, the Indonesia Fund will bear the first $100,000 of the Jakarta Fund's expenses under this formula, including one-half of any transfer taxes incurred by the Jakarta Fund in connection with the Reorganization. If the Reorganization is not completed for any reason (other than a breach by the Jakarta Fund of its obligations under the Plan), the Indonesia Fund will bear all of the Jakarta Fund's ordinary Reorganization-related expenses, including its legal, accounting and mailing expenses as described above, but excluding any extraordinary expenses such as litigation expenses. Counsel to the Indonesia Fund has taken the lead role in drafting this Proxy Statement/Prospectus, and the Indonesia Fund will bear the fees and expenses of such counsel.


         The expenses of the Reorganization, assuming its consummation, are expected to result in a reduction of approximately $0.06 in the Indonesia Fund's net asset value per share, and approximately $0.01 in Jakarta Fund's net asset value per share.

                                  EXPENSE TABLE

                                                                                                         PRO FORMA
                                                           JAKARTA               INDONESIA                  POST-
                                                             FUND                   FUND               REORGANIZATION
                                                           -------               ---------             --------------


SHAREHOLDER
TRANSACTION EXPENSES
---------------------------------------------------
Sales Load (as a percentage of offering price)               NONE                   NONE                   NONE
Dividend Reinvestment and Cash Purchase Plan Fees         $2.50 (1)               $5.00 (2)              $5.00 (2)

ANNUAL FUND OPERATING
EXPENSES (AS A PERCENTAGE OF AVERAGE NET ASSETS)(3)
---------------------------------------------------
Investment Management Fees                                 1.10% (4)               1.00%                  1.00%
Interest Payments on Borrowed Funds                           0                      0                      0
Other Expenses (5)                                         2.79%                   6.23%                  1.98%
Total Annual Expenses                                      3.89%                   7.23%                  2.98%


-----------------
(1) For cash withdrawals or termination.

(2) For optional cash purchases. First-time investors are subject to an initial service charge of $10.


(3) The percentages in the above table expressing annual fund operating expenses are based on the Jakarta Fund's operating expenses for the fiscal year ended March 31, 2000 and the Indonesia Fund's operating expenses for the year ended December 31, 2000. "Other Expenses" include fees for shareholder services, custody, legal and accounting services, auditing and tax reporting fees, printing costs, the costs involved in communication with shareholders and the costs of regulatory compliance, maintaining corporate existence and the listing of the shares of common stock on the NYSE or BSE, as the case may be. "Other Expenses" for the Indonesia Fund are higher than those for the Jakarta Fund because of the merger-related expenses incurred during the year ended
    December 31, 2000 as a result of the failed merger.


(4) On June 30, 2000, NAM-U.S.A. voluntarily agreed to reduce the management fee to 1.00% of the Jakarta Fund's average weekly net assets. This reduction will remain in effect until May 31, 2001 unless NAM-U.S.A. and the Board of Directors of the Jakarta Fund mutually agree to reinstate the full management fee.

(5) Includes administrative fees.


    EXAMPLE. The purpose of the following example is to help you understand the costs and expenses you may bear as an investor. This example is based on the level of total annual operating expenses for each Fund listed in the table above, the total expenses relating to a $1,000 investment, assuming a 5% annual return and reinvestment of all dividends and distributions.

Shareholders do not pay these expenses directly; they are paid by the Funds before they distribute net investment income to shareholders. This example should not be considered a representation of future expenses, and actual expenses may be greater or less than those shown. Federal regulations require the example to assume a 5% annual return, but actual annual returns may vary.



                                                                                                   Pro Forma
                                       Jakarta Fund                Indonesia Fund             Post-Reorganization
                                       ------------                --------------             -------------------
         1 Year                           $ 39                           $ 71                          $30
         3 Years                          $119                           $210                          $92
         5 Years                          $200                           $342                         $157
         10 Years                         $411                           $647                         $330



    PERFORMANCE. The table below provides performance data for periods ended December 31, 2000 based on each Fund's net asset value and market value. Past performance is not a guarantee of future results, and it is not possible to predict whether or how investment performance will be affected by the Reorganization.



                                               JAKARTA FUND                 INDONESIA FUND
                                         -------------------------     -------------------------
                                                         AVERAGE                       AVERAGE
                                          CUMULATIVE      ANNUAL        CUMULATIVE      ANNUAL
                                         -----------     --------       ----------     --------

Net Asset Value      One Year              (61.81%)      (61.81%)         (61.61%)      (61.61%)

                     Three Years           (58.30%)      (25.29%)         (51.53%)      (21.47%)

                     Five Years            (86.22%)      (32.73%)         (81.42%)      (28.58%)

                     Ten Years             (85.68%)      (17.69%)         (83.19%)      (16.33%)

Market Value         One Year              (64.71%)      (64.71%)         (71.26%)      (71.26%)

                     Three Years           (68.42%)      (31.91%)         (65.92%)      (30.15%)

                     Five Years            (87.43%)      (33.77%)         (84.43%)      (31.06%)

                     Ten Years             (82.68%)      (16.20%)         (83.95%)      (16.71%)


                              FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------

    The tables below are intended to help you understand the financial performance of the Jakarta Fund and the Indonesia Fund. This information is derived from financial and accounting records of each Fund.


    Except with respect to the financial information for the Jakarta Fund for the six months ended September 30, 2000, which is unaudited, this information has been audited by PricewaterhouseCoopers LLP, each Fund's independent accountants, whose reports, along with the Funds' financial statements, are incorporated herein by reference and included in the Funds' Annual Reports to Shareholders. The Annual Reports and the Jakarta Fund's Semi-Annual Report for the six months ended September 30, 2000 may be obtained without charge, by writing to Georgeson Shareholder Communications, Inc., 17 State Street, New York, New York 10004, or by calling 1-(800) 403-7916.

                            Jakarta Growth Fund, Inc.
                              Financial Highlights
================================================================================

--------------------------------------------------------------------------------
The following tables include per share operating performance data for a share of common stock outstanding, total investment return, ratios to average net assets and other supplemental data for each period indicated. This information has been derived from information provided in the financial statements and market price data for the Fund's shares.
--------------------------------------------------------------------------------


                          For the                                                                                          For the
                        Semi-Annual                                                                                        Period
                          Period                                                                                          April 19,
                          Ended                                                                                             1990*
                         September                                                                                         Through
                            30,                                  For the Year Ended March 31,                             March 31,
                           2000     ------------------------------------------------------------------------------------
                       (unaudited)   2000      1999      1998       1997     1996      1995      1994     1993     1992     1991
                       ------------------------------------------------------------------------------------------------------------
PER SHARE OPERATING
PERFORMANCE
Net asset value,
 beginning of year...    $ 2.24    $   2.00  $   2.43   $ 10.12   $  9.11   $  7.69  $  9.30   $  7.21  $  6.49  $  8.51   $ 10.99**
                         ------    --------  --------   -------   -------   -------  -------   -------  -------  -------   -------
Net investment
 income/(loss).......     (0.03)      (0.06)    (0.04)     0.03      0.01      0.06     0.01      0.03     0.07     0.05      0.22
Net realized and
 unrealized
 gain/(loss) on
 investments and
 foreign currency....     (0.89)       0.30     (0.39)    (7.70)     1.00      1.47    (1.60)     2.12     0.73    (1.89)    (2.56)
                         ------    --------  ---------  -------   -------   -------  -------   -------           -------   -------
Total from investment
 operations..........     (0.92)       0.24     (0.43)    (7.67)     1.01      1.53    (1.59)     2.15     0.80    (1.84)    (2.34)
                         ------    --------  ---------  -------   -------   -------  -------   -------  -------  -------   -------
Distributions to
 shareholders from:
 Net investment income       --          --        --     (0.02)       --     (0.11)   (0.02)    (0.02)   (0.08)   (0.12)    (0.14)
 Net realized capital
  gains..............        --          --        --        --        --        --       --        --       --    (0.06)       --
 Return of capital...        --          --        --        --        --        --       --     (0.04)      --       --        --
Total distributions..        --          --        --     (0.02)       --     (0.11)   (0.02)    (0.06)   (0.08)   (0.18)    (0.14)
                         ------    --------  ---------  -------   -------   -------  -------   -------  -------  -------   -------
Net asset value,
 end of period.......     $1.32    $   2.24  $   2.00   $  2.43   $ 10.12   $  9.11  $  7.69   $  9.30  $  7.21  $  6.49   $  8.51
                         ======    ========  ========   =======   =======   =======  =======   =======  =======  =======   =======
Market value, end of
 period..............    $1.375    $ 2.3125  $ 2.1875   $4.0625   $ 8.875   $ 9.250  $ 8.125   $ 9.375  $ 7.500  $ 7.250   $ 7.750
Total investment
 return+.............     (40.5%)       5.7%    (46.2%)   (54.0%)    (4.1%)    15.3%   (13.1%)    25.6%     4.7%    (4.0%)   (34.2%)
Net asset value
 total return++......     (41.1%)     12.0%     (17.7%)   (75.3%)    11.1%     20.0%   (17.1%)    29.7%    12.4%   (21.8%)   (21.0%)

RATIOS AND
SUPPLEMENTAL DATA

Ratio to average net
  assets/supplemental
  data:
Net assets, end of
 period (in 000).....    $6,609    $11,239   $10,035    $12,208   $50,788   $45,693  $38,552   $46,647  $36,128  $32,533   $42,639
Operating expenses...      6.50%+     3.89%     4.66%      2.60%     2.07%     1.94%    1.91%     1.88%    2.06%    2.15%     1.83%+
Net investment income
 (loss)..............      3.27%+    (2.37%)   (1.94%)     0.53%     0.12%     0.70%    0.15%     0.36%    1.06%    0.63%     2.30%+
Portfolio turnover...        23%        46%       11%        68%       35%       44%      37%       42%      35%      24%        7%
----------------------------------------------------------------------------------------------------------------------------------


+ Based on market value per share, adjusted for reinvestment of distribution and capital share transactions. Total return does not reflect sales commissions.

++ Based on net asset value per share, adjusted for reinvestment of distribution and capital share transactions. Total return does not reflect sales commissions.

*   Commencement of operations.

**  Net of offering costs ($0.17).

+   Annualized.

                            The Indonesia Fund, Inc.
                              Financial Highlights
================================================================================

--------------------------------------------------------------------------------
The following table includes per share operating performance data for a share of common stock outstanding, total investment return, ratios to average net assets and other supplemental data for each period indicated. This information has been derived from information provided in the financial statements and market price data for the Fund's shares.
--------------------------------------------------------------------------------



                                                                For the Years Ended December 31,
                         ----------------------------------------------------------------------------------------------------
                           2000       1999      1998       1997      1996      1995     1994       1993      1992      1991
                         ---------- --------- ---------- --------- --------- --------- -------- ----------- -------- ---------
PER SHARE
OPERATING
PERFORMANCE
Net asset value,
  beginning of
  period...........        $4.48       $2.71     $3.58     $10.68     $9.34     $9.18    $14.03    $7.63      $7.72   $10.38
                          ------     -------   -------    -------   -------   -------   -------  -------    -------  -------

Net investment
  income/(loss)....        (0.13)      (0.05)    (0.04)      0.03      0.01        --     (0.03)   (0.03)      0.01     0.04
Net realized and
  unrealized
  gain/(loss) on
  investments and
  foreign currency
  related
  transactions.....        (2.63)       1.87     (0.83)     (7.13)     1.33      0.16     (4.82)    6.43      (0.10)   (2.65)
                          ------     -------   -------    -------   -------   -------   -------  -------    -------  -------
Net increase/
  (decrease) in
  net assets
  resulting from
  operations.......        (2.76)       1.82     (0.87)     (7.10)     1.34      0.16     (4.85)    6.40      (0.09)   (2.61)
                          ------     -------   -------    -------   -------   -------   -------  -------    -------  -------
Dividends and
  distributions to
  shareholders:
  Net investment
   income..........           --          --        --         --        --        --        --       --         --    (0.05)
  Net realized
   gain on
   investments and
   foreign
   currency
   related
   transactions....           --       (0.05)       --         --        --        --        --       --         --       --
                          ------     -------   -------    -------   -------   -------   -------  -------    -------  -------
Total dividends
  and
  distributions to
  shareholders.....           --       (0.05)       --         --        --        --         --        --        --   (0.05)
                          ------     -------   -------    -------   -------   -------    -------   -------   -------  -------
Net asset value,
  end of period....        $1.72       $4.48     $2.71      $3.58    $10.68     $9.34     $9.18   $14.03      $7.63    $7.72
                           =====      ======     =====      =====    ======     =====     =====   ======      =====    =====
Market value, end
  of period........       $1.563      $5.438    $3.438     $4.625    $9.750   $10.125   $12.000  $20.750     $9.000   $8.375
                          ======     =======    ======     ======    ======   =======   =======  =======     ======   ======
Total investment
  return (a).......       (71.26)%     59.58%   (25.68)%   (52.56)%   (3.70)%  (15.63)%  (42.17)% 130.56%      7.46%  (14.71)%
                          ======     =======    ======     ======    ======   =======   =======  =======     ======   ======
RATIOS AND
SUPPLEMENTAL DATA
Net assets, end of
  period (000
  omitted) ........       $7,935     $20,669   $12,491    $16,486   $49,223   $43,060    $42,297   $64,661   $35,186  $35,590
Ratio of expenses
  to average net
  assets...........         7.23%       3.18%     4.21%      1.89%     1.91%     1.96%      1.83%     1.98%     2.04%    2.00%
Ratio of net
  investment
  income/(loss) to
  average net
  assets...........        (4.85)%     (1.43)%   (1.37)%     0.33%     0.10%     0.05%     (0.25)%   (0.30)%    0.09%    0.49%
Portfolio turnover
  rate.............        16.48%      47.38%    36.58%     48.19%    34.67%    24.10%     31.56%    63.77%    22.39%   32.27%
------------------------------------------------------------------------------------------------------------------------------




(a) Total investment return at market value is based on the changes in market price of a share during the period and assumes reinvestment of dividends and distributions, if any, at actual prices pursuant to the Fund's dividend reinvestment program. Total investment return does not reflect brokerage commissions or initial underwriting discounts and has not been annualized.

                     RISK FACTORS AND SPECIAL CONSIDERATIONS

    Both the Jakarta Fund and the Indonesia Fund invest in substantially similar Indonesian equity securities and, accordingly, are subject to substantially the same investment risks. The Indonesia Fund, however, is subject to additional risks due to its potential investments in lower-rated debt securities (although it may only invest up to 5% of its assets in lower-rated debt securities) and its ability to invest a larger portion of its portfolio in debt securities, in general.

    The current investment risks of each of the Funds are described below.

RISKS OF FOREIGN INVESTMENTS

    Investing in Indonesian securities involves the following risks:

    - the small size of the markets and the low volume of trading could result in potential illiquidity and price volatility;

    - the heavy concentration of market capitalization and trading volume in a small number of companies representing a limited number of industries, which, combined with U.S. regulatory requirements, could result in potentially fewer investment opportunities for the Funds;

    - political and economic considerations, including the effect on the economy of changes in the export prices of the primary commodities produced in Indonesia and other risks associated with Indonesian politics and the Indonesian economy, could affect the Funds' performance and the ability to dispose of portfolio holdings; and

    - periodic devaluations and fluctuations in the rate of exchange between the U.S. dollar and the Indonesian rupiah (the "Rupiah") could result in fluctuations in the Funds' net asset values.

REPORTING STANDARDS

    Companies in Indonesia are subject to accounting, auditing and financial standards and requirements that differ significantly from those applicable to U.S. companies. For example:

    - the assets and profits of an Indonesian company appearing on its financial statements may not reflect its financial position or results of operations as those amounts would appear had they been prepared in accordance with U.S. generally accepted accounting principles;

    - there is less regulation and government supervision of Indonesian securities exchanges, underwriters, brokers, dealers and listed companies than exists in the U.S.; and

    - there is also substantially less publicly available information about Indonesian companies and the Indonesian Government compared to reports and ratings published about U.S. companies and the U.S. Government.

       These risks are generally magnified in the case of investments in non-publicly traded securities.

INVESTMENT CONTROLS

    Foreign investment in the securities markets of Indonesia is restricted or controlled to varying degrees. These restrictions or controls at times may limit or preclude foreign investment in certain Indonesian issuers and increase the costs and expenses of each Fund.

    These restrictions and controls include, among other things:

    -  government approval prior to investments by foreign persons;

    - limitations on the amount of Indonesian securities of a particular company that can be purchased by foreign persons; and

    -  the imposition of additional taxes on foreign investors.

MARKET ILLIQUIDITY; VOLATILITY; SMALLER MARKET CAPITALIZATION


    The securities of Indonesian issuers are substantially smaller, less liquid and more volatile than the major securities markets in the United States. At December 31, 2000, the aggregate market capitalization of listed equity securities on the Jakarta Stock Exchange was approximately [US$__ billion]. For the year ended December 31, 2000, the average daily equity trading value on the Jakarta Exchange was US$17.0 million. By comparison, at December 31, 2000, the total global market capitalization of the NYSE was US$ 17.0 trillion and the average daily trading value for the year ended December 31, 2000 was [US$__ billion].


    A limited number of persons may hold a high proportion of the shares of many Indonesian companies, which may limit the number of shares available for investment by a Fund. A limited number of issuers may represent a disproportionately large percentage of market capitalization and trading value in the Indonesian securities market. The limited liquidity of the Indonesian securities market may also affect a Fund's ability to acquire or dispose of securities at the price and time it wishes to do so. Indonesian securities settlements may, in some instances, be subject to delays and related administrative uncertainties.

    In addition to its smaller size, lesser liquidity and greater volatility, the Indonesian securities market is less developed than U.S. securities markets. Disclosure and regulatory standards are in many respects less stringent than U.S. standards. Furthermore, there is a low level of monitoring and regulation of the market and the activities of investors in such market and the enforcement of existing regulations has been extremely limited. Consequently:

    -  other market participants' anticipation of the Fund's investing,

    -  trading by persons with material, non-public information, and

    - securities transactions by brokers in anticipation of transactions by the Funds in particular securities can affect the prices for investments acquired by the Funds. Commissions and other transaction costs are also generally higher than in the United States.

CURRENCY HEDGING

    The Funds normally invest principally in securities denominated in Rupiah. CSAM generally does not seek to hedge against a decline in the value of the Indonesia Fund's non-dollar-denominated portfolio securities resulting from currency devaluations or fluctuations, but may do so in the future if deemed appropriate by CSAM.

    Although the Jakarta Fund is permitted to seek to hedge against a decline in the value of the Jakarta Fund's non-dollar-denominated portfolio securities resulting from currency deductions or fluctuations, NAM-U.S.A. generally does not enter into such hedging transactions.

    A change in the value of currencies in which each Fund's investments are denominated against the U.S. dollar will result in a corresponding change in the U.S. dollar value of each Fund's assets. This change will also affect each Fund's income and net asset value. The Funds compute income on the date of its receipt by the respective Fund at the exchange rate in effect with respect to the relevant currency on that date. Each Fund pays most expenses and makes distributions necessary to maintain its status as a regulated investment company for U.S. federal income tax purposes in U.S. dollars. In order to pay such expenses and make such distributions, each Fund may have to liquidate securities denominated in Rupiah. If the value of the Rupiah declines relative to the U.S. dollar between the time when the income or a dollar-denominated expense item is accrued and the date when the expense is paid or the distribution is made, a Fund may have to liquidate more investment securities than would otherwise have been the case. There can be no assurance that the Funds will be able to liquidate securities for these purposes, but the Funds are permitted to borrow money to pay expenses outside of Indonesia and to make distributions required to maintain their status as regulated investment companies for U.S. tax purposes. See "Comparison of Investment Objectives -- Currency Transactions."

    The following table sets forth, for the periods and dates indicated, certain information concerning the middle exchange rate as determined by Bank Indonesia for the Rupiah:

                              RUPIAH EXCHANGE RATES


END OF PERIOD                                                PER US$1.00
-------------                                                -----------
February 28, 2001                                            9,905.000
December 31, 2000                                            9,725.000
December 31, 1999                                            7,050.000
December 31, 1998                                            7,950.000
December 31, 1997                                            5,495.000
December 31, 1996                                            2,362.500
December 31, 1995                                            2,286.500
December 31, 1994                                            2,198.000
December 31, 1993                                            2,103.000
December 31, 1992                                            2,063.500
December 31, 1991                                            1,984.000
December 31, 1990                                            1,889.000


ECONOMIC AND POLITICAL RISKS

    The Indonesian economy may differ favorably or unfavorably from the U.S. economy in several respects, including:

     - general development,

     - wealth distribution,

     - rate of inflation,

     - volatility of the rate of growth of gross domestic product,

     - capital reinvestment,

     - resource self-sufficiency, and

     - balance of payments position.

    The Indonesian Government has exercised and continues to exercise substantial influence over many aspects of the private sector. Government actions in the future could have a significant effect on economic conditions which could affect private sector companies and the Funds. These actions could also affect market conditions, prices and yields of Indonesian securities, including those held in the Funds' portfolios. Expropriation, confiscatory taxation, nationalization, political, economic or social instability or diplomatic developments could adversely affect the assets of the Funds held in Indonesia. Each Fund may also experience difficulty in its ability to protect and enforce its rights against governmental and private entities in Indonesia.


    In the summer of 1997, Indonesia suffered a major economic setback along with most other Asian economies. Banks failed and the value of Indonesia's currency, the Rupiah, plummeted. Anti-government demonstrations took to the streets and riots broke out, directed mainly at the country's prosperous ethnic Chinese. As the economic crisis deepened, student demonstrators occupied the national Parliament, demanding President Suharto's ouster. On May 31, 1998, Suharto stepped down, ending 32 years of rule and handing over power to Vice President B.J. Habibie. The Asian economic crisis hit Indonesia the hardest, and in 1998 one in five jobs were lost. Three years after the onset of its economic and political crisis, Indonesia has a new government led by President Abdurrahman Wahid and Vice President Megawati Sukarnoputri. Perpetrators of Suharto-era corruption and the Habibie-era Bank Bali campaign finance scandal, however, have not yet been brought to account, although a multitude of investigations into these and other (human rights, for example) cases is underway.



    President Wahid's tenure has grown increasingly shaky since Parliament recently censured him over two financial scandals worth a total of $6.1 million. Although Wahid has denied wrongdoing, he faces possible impeachment. A stand-off with the International Monetary Fund over continued funding for the government's economic restructuring program and a further outbreak of violence on the island of Borneo contributed to a drop in Indonesia's currency to a 28-month low on February 26, 2001, placing severe new stresses on the government. A weakening of the Rupiah may increase inflation sharply in the coming months and may prompt an increase in official interest rates to defend the currency. A weaker currency may also raise the cost of servicing foreign currency-denominated external debt. Student protests against the violence in Indonesia have continued following recent bombings and ethnic and separatist clashes. Indonesia still ranks in the lower reaches of transparency and corporate governance assessments of Asian countries.


TAXATION

    The Funds are subject to Indonesian withholding taxes on dividends and interest received from Indonesian residents.

LITIGATION

    The Funds and their shareholders may encounter substantial difficulties in obtaining and enforcing judgments against non-U.S. resident individuals and companies.

FRAUDULENT SECURITIES

    It is possible that the Funds may purchase securities that may subsequently be found to be fraudulent or counterfeit and as a consequence could result in losses.

SETTLEMENT RISKS

    Settlement systems in Indonesia are generally less well organized than in developed markets. Supervisory authorities may also be unable to apply standards which are comparable with those in developed markets. Thus, there may be risks that settlement may be delayed and that cash or securities belonging to the Funds may be in jeopardy because of failures of or defects in the systems. In particular, market practice may require that payment be made before receipt of the security which is being purchased or that delivery of a security must be made before payment is received. In such cases, default by a broker or bank through whom the relevant transaction is effected might result in losses for the Funds. The Funds will seek, where possible, to use reputable financial institutions to reduce this risk. However, there can be no certainty that the Funds will be successful in eliminating this risk, particularly as banks or brokers operating in Indonesia frequently lack the substance or financial resources of those in more developed countries. There may also be a danger that, because of uncertainties in the operation of settlement systems, competing claims may arise in respect of securities held by or to be transferred to the Funds.

INVESTMENTS IN NON-PUBLICLY TRADED SECURITIES

    Although the Funds invest primarily in Indonesian equity securities of publicly traded companies, they may, subject to local investment limitations, invest in unlisted Indonesian equity securities, including investments in new and early stage companies. Investments in unlisted equity securities may involve a high degree of business and financial risk and may result in substantial losses. Currently, the Jakarta Fund may invest up to 25% of its assets, and the Indonesia Fund may invest up to 20% of its assets, in unlisted equity securities. No liquid trading market typically exists for these investments, and, as such, the Funds may take longer to liquidate these positions than publicly traded securities. Although these securities may be resold in privately negotiated transactions, the prices realized on such sales could be less than those originally paid by the Funds. Further, companies whose securities are not publicly traded may not be subject to the disclosure and other investor protection requirements applicable to companies with publicly traded securities.

DEBT SECURITIES

    Each Fund may invest in Indonesian debt securities, although the Indonesia Fund may invest a substantial portion of its assets in these instruments when CSAM believes that it is appropriate (i.e., when interest rates on Indonesian debt securities are high in comparison with anticipated returns on Indonesian equity securities). The Indonesia Fund, however, will not invest more than 5% of its assets in Indonesian debt securities that are determined by CSAM to be comparable to securities rated B or below by Moody's or S&P. The Jakarta Fund may not invest in lower-rated debt securities. The market value of debt obligations may be expected to vary depending upon, among other factors, interest rates, the ability of the issuer to repay principal and interest, any change in investment rating and general economic conditions.

OPERATING EXPENSES

    Each Fund's annual operating expenses are higher than those of many other investment companies of comparable size.

MARKET VALUE AND NET ASSET VALUE


    Shares of closed-end investment companies frequently trade at a discount from net asset value. Trading at a discount is a risk separate and distinct from the risk that the net asset value of each Fund will decrease. The risk of purchasing shares of a closed-end fund that might trade at a discount is more pronounced for shareholders who wish to sell their shares in a relatively short period of time because for those shareholders, realization of a gain or loss on their investments is likely to be more dependent upon the existence of a premium or discount than upon portfolio performance. As of March 16, 2001, both Funds' shares traded at a premium above net asset value, although there can be no assurance that either Fund's shares will trade at a premium upon consummation of the Reorganization. Neither Fund's shares are subject to redemption. Investors desiring liquidity may, subject to applicable securities laws, trade their shares in the Funds on any exchange where such shares are then listed at the then current market value, which may differ from the then current net asset value.


NON-DIVERSIFIED STATUS

    Each Fund is classified as a non-diversified investment company under the Investment Company Act. Non-diversified investment companies are not limited by the Investment Company Act in the proportion of assets that may be invested in the securities of a single issuer. Each Fund, however, is subject to local laws which limit investments in a single issuer and the diversification requirements imposed by the Code for qualification as a regulated investment company. As a non-diversified investment company, each Fund may invest a greater proportion of its assets in the obligations of a smaller number of issuers and, as a result, may be subject to greater risk with respect to its portfolio securities.

CHARTER PROVISIONS

    Certain provisions of each Fund's Articles of Incorporation and By-Laws may inhibit that Fund's possible conversion to open-end status and limit the ability of other persons to acquire control of the Fund's Board of Directors. In certain circumstances, these provisions might also inhibit the ability of shareholders to sell their shares at a premium over prevailing market prices.


                COMPARISON OF INVESTMENT OBJECTIVES AND POLICIES


    ORGANIZATION. The Jakarta Fund and the Indonesia Fund are both closed-end, non-diversified management investment companies registered under the Investment Company Act. Both Funds are organized as corporations under the laws of the State of Maryland. The Jakarta Fund is managed by NAM-U.S.A. (the investment manager), NAM (the investment adviser) and NAM-Singapore (the sub-adviser). CSAM manages and advises the Indonesia Fund. The shares of common stock of the Jakarta Fund are listed and trade on the BSE and the OTC Bulletin Board under the symbols "JGF" and "JGFI", respectively. The shares of common stock of the Indonesia Fund are listed and trade on the NYSE under the symbol "IF." Upon the Effective Date and after the Reorganization, the Indonesia Fund's shares will trade on the NYSE under the symbol "IF" (if and so long as the Indonesia Fund satisfies the continued listing requirements of the NYSE), while shares of the Jakarta Fund will be delisted and the Jakarta Fund will cease to exist.


    The shares of common stock of each Fund have equal non-cumulative voting rights and equal rights with respect to dividends, assets and dissolution. Each Fund's shares of common stock are fully paid and non-assessable and have no preemptive, conversion or other subscription rights. Fluctuations in the market price of the Fund's shares is the principal investment risk of an investment in either Fund. Portfolio management, market conditions, investment policies and other factors affect such fluctuations. Although currently the investment objectives, policies and restrictions of the Funds are similar, there are differences between them, as discussed below. There can be no assurance that either Fund will achieve its stated investment objective.

    CURRENT INVESTMENT OBJECTIVES. Long-term capital appreciation is the principal investment objective of each Fund, although the Indonesia Fund also seeks income as a secondary consideration. The Jakarta Fund seeks to achieve its investment objective through investments primarily in equity securities of Indonesian companies and non-Indonesian companies that derive a significant proportion of their revenue from Indonesia or that hold a significant proportion of their assets in Indonesia. The Jakarta Fund's equity investments in Indonesian companies will consist primarily of securities listed on the Jakarta Stock Exchange. The Indonesia Fund seeks to achieve its investment objective by investing primarily in Indonesian equity and debt securities. The investment objective is a fundamental policy of each Fund and cannot be changed without the approval of the holders of a "majority of each Fund's outstanding voting securities," as defined in the Investment Company Act. A majority of a Fund's outstanding voting securities means the lesser of:

    - 67% of the shares represented at a meeting at which more than 50% of the outstanding shares are represented, or

    -  more than 50% of the outstanding shares.

    In selecting industries and companies for investment by the Indonesia Fund, CSAM considers factors such as:

    -  overall growth prospects,

    -  competitive position in domestic and export markets,

    -  technology,

    -  research and development,

    -  productivity, labor costs, raw material costs and sources,

    -  profit margins, return on investment, and

    -  capital resources, government regulation and management.

    In evaluating investments for the Jakarta Fund, NAM-U.S.A., NAM and NAM-Singapore, as the case may be, utilize internal financial, economic and credit analysis resources as well as information obtained from other sources.

    No assurance can be given that either Fund's investment objective will be achieved.

    COMPARISON OF CURRENT INVESTMENT POLICIES.

    The following table highlights the differences between the Funds' investment objectives and policies:

    INVESTMENT OBJECTIVES
        AND POLICIES                            JAKARTA FUND                                INDONESIA FUND
Fundamental Investment Policy            At least 65% of total assets           Substantially all, and at least 65%,
                                         invested in Indonesian equity          of total assets invested in
                                         securities                             Indonesian equity and debt securities

% of Assets That May Be Invested in      Up to 35%                              A substantial portion*
Debt Securities

% of Assets That May Be Invested in      Not permitted                          Not more than 5%
Lower-Quality or Unrated Debt
Securities

% of Assets That May Be Invested in      Up to 25%                              Up to 20% (including investments in
Unlisted Equity Securities                                                      new and early stage companies)

         The Jakarta Fund's policy, under normal market conditions, is the investment of at least 65% of its total assets in Indonesian equity securities. The Indonesia Fund's policy, under normal market conditions, is the investment of substantially all, and at least 65%, of its total assets in Indonesian equity and debt securities. These policies and the investment limitations are fundamental and may not be changed without the approval of a majority of each Fund's outstanding voting securities. All other policies and percentage limitations of each Fund as described below may be modified by that Fund's Board of Directors if, in the reasonable exercise of its business judgment, it determines that modification is necessary or appropriate to carry out that Fund's investment objective.

         The Jakarta Fund defines Indonesian securities as:

    -    securities listed on the Jakarta Stock Exchange,

    - equity securities of companies that derive a significant portion (at least 40%) of their revenue from Indonesia or that hold a significant portion (at least 40%) of their assets in Indonesia,

    - securities of Indonesian companies that are not listed or traded on the Jakarta Stock Exchange, private placements, partnerships, joint ventures and other forms of non-corporate investment,

* Since inception, the Indonesia Fund has not invested any of its assets in debt securities. At present, the portfolio manager does not intend to invest more than 20% of the Indonesian Fund's assets in debt securities.

    - securities issued or guaranteed by the Republic of Indonesia, its agencies or instrumentalities,

    -    money market instruments of Indonesian banks, and

    - securities of other closed-end investment companies that invest a substantial portion of their assets in Indonesian securities to the extend permitted under the Investment Company Act.

         The Indonesia Fund defines Indonesian securities as:

    - securities traded principally on stock exchanges or in the over-the-counter market in Indonesia,

    - securities of companies that derive 50% or more of their total revenue from goods produced, sales made or services performed in Indonesia,

    - securities (including American Depositary Receipts) of companies organized under the laws of Indonesia, the securities of which are publicly traded on recognized securities exchanges outside Indonesia,

    - securities of Indonesian companies that are not listed or traded on a stock exchange,

    - securities issued or guaranteed by the Republic of Indonesia, its agencies or instrumentalities, Bank Indonesia or other Indonesia banks, and

    - securities of investment companies that invest primarily in Indonesian securities.

         The Indonesia Fund's definition of Indonesian securities may also include securities of companies that have characteristics and business relationships common to companies in other geographic regions. As a result, the value of the securities of these companies may reflect economic and market forces in other regions as well as in Indonesia.

         Indonesian equity securities in which the Funds may invest consist predominantly of:

    -    common stock,

    -    preferred stock, and

    -    convertible securities and warrants.

         Indonesian debt securities that the Funds may acquire include:

    -    bonds,

    -    notes and debentures of any maturity of the Indonesian Government, and

    - obligations of the Indonesian Government's agencies or instrumentalities, Bank Indonesia, banks and other companies deemed suitable by the Fund's adviser (including repurchase agreements with respect to obligations of the Indonesian Government or Bank Indonesia).

         In addition, the Indonesia Fund may acquire participations in loans.

         CSAM may invest in securities that it determines to be suitable investments for the Indonesia Fund regardless of such securities' ratings. The Indonesia Fund may not, however, invest more than 5% of its assets in debt securities that are determined by CSAM to be comparable to securities rated below investment grade by S&P or Moody's. The Jakarta Fund may also invest in the following fixed-income securities: non-convertible preferred stock, obligations issued by the U.S. or its agencies or instrumentalities and money market instruments (such as short-term obligations issued or guaranteed by the U.S. or Indonesian Government, commercial paper and time deposits, certificates of deposit and bankers' acceptances of U.S. or Indonesian banks). The Jakarta Fund will only invest in fixed-income securities that either are rated A, P-2 or higher by Moody's or A, A-2 or higher by S&P or, if unrated, are determined by its adviser to be of comparable quality.

         The Jakarta Fund may invest up to 25% of its total assets in unlisted Indonesian equity securities in the form of private placements, partnerships, joint ventures and other forms of non-corporate investments. The Indonesia Fund may invest up to 20% of its total assets in unlisted Indonesian equity securities (including those issued by new and early stage companies whose securities are not publicly traded). The Indonesia Fund will only invest in such unlisted securities that, in CSAM's opinion, present opportunities for substantial growth over a period of two to five years.

         TEMPORARY INVESTMENTS. The Indonesia Fund may, for cash management purposes, invest up to 25% of its assets in certain short-term instruments and may, for temporary defensive purposes, invest up to 100% of its assets in certain short-term instruments. The Jakarta Fund may, as a temporary defensive measure, invest up to 100% of its assets in Rupiah or U.S. dollar-denominated fixed-income securities.

         The Indonesia Fund may invest in the following short-term instruments:

    - obligations of the U.S. Government, its agencies or instrumentalities (including repurchase agreements with respect to these securities),

    - bank obligations (including certificates of deposit, time deposits and bankers' acceptances) of U.S. banks and foreign banks denominated in any currency,

    - floating rate securities and other instruments denominated in any currency issued by international development agencies, banks and other financial institutions, governments and their agencies and instrumentalities, and corporations located in countries that are members of the Organization for Economic Cooperation and Development,

    - obligations of U.S. corporations that are rated no lower than A-2 by S&P or P-2 by Moody's or the equivalent by another rating service or, if unrated, deemed to be of equivalent quality by CSAM, and

    - shares of money market funds that are authorized to invest in short-term instruments described above.

         Repurchase agreements are contracts under which the buyer of a security simultaneously buys and commits to resell the security to the seller at an agreed upon price and date. Normally, CSAM will invest less than 20% of the Indonesia Fund's total assets in repurchase agreements.

         CURRENCY TRANSACTIONS. CSAM generally does not seek to hedge against declines in the value of the Indonesia Fund's non-dollar-denominated portfolio securities resulting from currency devaluations or fluctuations, but may do so in the future if deemed appropriate by CSAM. If suitable hedging instruments are available on a timely basis and on acceptable terms, CSAM may, in its discretion, hedge all or part of the value of the Indonesia Fund's non-dollar-denominated portfolio securities, although it is not obligated to do so. The Jakarta Fund may deal in forward foreign exchange contracts between the U.S. dollar and the Rupiah as a hedge against possible variations in the foreign exchange rate between these currencies. Each Fund will be subject to the risk of changes in value of the Rupiah, unless it engages in hedging transactions.

         The Jakarta Fund is also authorized to purchase or sell listed or over-the-counter foreign currency options, foreign currency futures and related options on foreign currency futures as a short or long hedge against possible variations in foreign exchange rates. These transactions may be effected with respect to hedges on non-U.S. dollar denominated securities owned by the Jakarta Fund, sold by the Jakarta Fund but not yet delivered, or committed or anticipated to be purchased by the Jakarta Fund. Although certain risks are involved in options and futures transactions, the Jakarta Fund believes that, because it will engage in options and futures transactions only for currency hedging purposes, its options and futures portfolio strategies will not subject it to certain risks frequently associated with speculation in options and futures transactions. The Jakarta Fund intends to enter into options and futures transactions, on an exchange or in the over-the-counter market, only if there appears to be a liquid secondary market for such options or futures.

         Foreign currency options provide the holder the right to buy or to sell a currency at a fixed price on a future date. Listed options are third-party contracts (i.e., performance of the parties' obligations is guaranteed by an exchange or clearing corporation) which are issued by a clearing corporation, traded on an exchange and have standardized strike prices and expiration dates. Over-the-counter options are two-party contracts and have negotiated strike prices and expiration dates. A futures contract on a foreign currency is an agreement between two parties to buy and sell a specified amount of a currency for a set price on a future date. Futures contracts and options on futures contracts are traded on boards of trade or futures exchange. The Jakarta Fund will not speculate in foreign currency options, futures or related options. Accordingly, the Jakarta Fund will not hedge a currency substantially in excess of the market value of the securities denominated in such currency which it owns, the expected acquisition price of securities which it has committed or anticipates to purchase which are denominated in such currency, and, in the case of securities which have been sold by the Fund but not yet delivered, the proceeds thereof in its denominated currency. Further, the Jakarta Fund will segregate cash, cash equivalents, U.S. Government securities or other high grade liquid debt securities denominated in U.S. dollars or Rupiah having a market value substantially representing any subsequent decrease in the market value of such hedged security, less any initial or variation margin held in the account of its broker. The Jakarta
Fund may not incur potential net liabilities of more than 33-1/3% of its total assets from foreign currency options, futures or related options.

         Under regulations of the Commodity Futures Trading Commission ("CFTC"), the futures trading activities described above will not result in the Jakarta Fund being deemed a "commodity pool," as defined under such regulations, provided that the Fund adheres to certain restrictions. In particular, the Jakarta Fund may purchase and sell futures contracts and options thereon only for bona fide hedging purposes, as defined under CFTC regulations, any may not purchase or sell any such futures contracts or options if, immediately thereafter, the sum of the amount of initial margin deposits on the Fund's existing futures position and premiums paid for outstanding options would exceed 5% of the market value of its net assets. Margin deposits may consist of cash or securities acceptable to the broker and the relevant contract market.

         PORTFOLIO TURNOVER RATE. Neither Fund engages in the trading of securities for the purpose of realizing short-term profits, but adjusts its portfolio as it deems advisable in view of prevailing or anticipated market conditions to accomplish its investment objective. It is not anticipated that the annual portfolio turnover rate of the Indonesia Fund following the Reorganization will exceed 50%. A high rate of portfolio turnover involves correspondingly greater brokerage commission expenses than a lower rate, which expenses must be borne by the Fund and its shareholders. High portfolio turnover may also result in the realization of substantial net short-term capital gains and any distributions resulting from such gains will be taxable at ordinary income rates for U.S. federal income tax purposes. The Jakarta Fund's portfolio turnover rates for the fiscal years ended March 31, 2000 and 1999 were 46% and 11%, respectively. The Indonesia Fund's portfolio turnover rates for the fiscal years ended December 31, 2000 and 1999 were 16.48% and 47.38%, respectively. The portfolio turnover rate is calculated by dividing the lesser of sales or purchases of portfolio securities by the average monthly value of a Fund's portfolio securities. For purposes of this calculation, portfolio securities exclude purchases and sales of debt securities having a maturity at the date of purchase of one year or less.

         BORROWING. Borrowing increases exposure to capital risk, and borrowed funds are subject to interest costs that may offset or exceed the return earned on investment of the amounts borrowed. Nevertheless, both Funds are authorized to borrow money from banks. The Indonesia Fund may borrow amounts up to 10% of its total assets (not including the amount borrowed) for the following reasons:

    -    for temporary or emergency purposes,

    - for such short-term credits as may be necessary for the clearance or settlement of transactions, and

    - to pay any dividends required to be distributed to maintain the Fund's qualification as a regulated investment company under the Code.

         The Jakarta Fund may also borrow money in amounts of up to 10% of the value of its total assets at the time of such borrowings. The Indonesia Fund will not make additional investments when borrowings exceed 5% of its total assets. The Indonesia Fund may pledge its assets to secure such borrowings. Collateral arrangements with respect to the writing of options or the purchase or sale of future contracts or related options or forward currency contracts are not deemed a pledge of assets or the issuance of a senior security.

         FUNDAMENTAL POLICIES. Each Fund has "fundamental" investment policies which may not be changed without the prior approval of the holders of a majority of each Fund's outstanding voting securities, and "non-fundamental" investment policies which may be modified by each Fund's Board of Directors if, in the reasonable exercise of its business judgment, the Board determines that modification is necessary or appropriate to carry out that Fund's investment objective. Following is a description of certain of the Funds' current fundamental investment policies which are substantially similar:

              1. Neither Fund may invest more than 25% of the total value of its assets in a particular industry. This restriction does not apply to investments in U.S. Government securities.

              2. Neither Fund may issue senior securities or borrow money, except that either Fund may borrow from a lender for the reasons specified above under "--Borrowing" and the Indonesia Fund may also pledge its assets in connection with any borrowings (although this ability to pledge is limited by the Indonesia Fund's Articles of Incorporation).

              3. Neither Fund may lend money to other persons except through the purchase of debt obligations, loans or participation interests in loans (Indonesia Fund only), and the entering into of repurchase agreements or reverse repurchase agreements (Indonesia Fund only) consistent with applicable regulatory requirements, in each case consistent with the investment objective and policies.

              4. Neither Fund may make short sales of securities or maintain a short position in any security.

              5. Neither Fund may purchase securities on margin, except such short-term credits as may be necessary or routine for the clearance or settlement of transactions and the maintenance of margin with respect to forward contracts or other hedging securities.

              6. Neither Fund may underwrite securities of other issuers, except insofar as either Fund may be deemed an underwriter under the Securities Act in selling portfolio securities.

              7. Neither Fund may purchase or sell commodities or real estate, except that either Fund may invest in securities secured by real estate or interests in real estate or in securities issued by companies, including real estate investment trusts, that invest in real estate or interests in real estate, and may purchase and sell forward contracts on foreign currencies to the extent permitted under applicable law (and the Jakarta Fund may also purchase and sell financial and currency options, futures contracts and related options).

              8. Neither Fund may make investments for the purpose of exercising control over, or management of, the issuers of any securities.

              9. The Jakarta Fund may not purchase securities of other investment companies, except in connection with a merger, consolidation, acquisition or reorganization, or by purchase in the open market of securities of closed-end investment companies where no underwriter's or dealer's commission or profit, other than customary broker's commission, is involved and only if immediately thereafter not more than 10% of the Jakarta Fund's total assets would be invested in such securities.

         In addition to the foregoing restrictions, each Fund is subject to investment limitations and other restrictions in Indonesia.

         Under the Investment Company Act, neither Fund may:

    - invest more than 5% of its total assets in the securities of any one investment company, nor

    - acquire more than 3% of the outstanding voting securities of any such company.

         In addition, the Funds may not invest more than 10% of their total assets in securities issued by all investment companies. As a shareholder in any investment company, each Fund will bear its ratable share of that investment company's expenses, and would remain subject to payment of the company's advisory, sub-advisory and administrative fees with respect to assets so invested.


                       UNITED STATES FEDERAL INCOME TAXES

         The following is a brief summary of certain United States federal income tax issues that apply to each Fund. Shareholders should consult their own tax advisers with regard to the federal tax consequences of the purchase, ownership and disposition of each Fund's shares, as well as tax consequences arising under the laws of any state, foreign country, or other taxing jurisdiction.

         Each Fund has qualified, and intends to continue to qualify and elect to be treated, as a regulated investment company, or RIC, for each taxable year under Subchapter M of the Code. A RIC generally is not subject to federal income tax on income and gains distributed in a timely manner to its shareholders.

         Each Fund intends to distribute annually to its shareholders substantially all of its investment company taxable income. The Jakarta Fund also intends to distribute, at least annually, all of its net realized capital gains, if any. The Board of Directors of the Indonesia Fund will determine annually whether to distribute any net realized long-term capital gains in excess of net realized short-term capital losses, including any capital loss carryovers. An additional distribution may be made to the extent necessary to avoid the payment of a 4% U.S. federal excise tax. However, if the Indonesia Fund retains for investment an amount equal to its net long-term capital gains in excess of its net short-term capital losses and capital loss carryovers, it will be subject to a corporate tax, currently at a rate of 35%, on the amount retained. In that event, the Indonesia Fund expects to designate such retained amounts as undistributed capital gains in a notice to its shareholders. In that event, each shareholder:

    - will be required to include in income for United States federal income tax purposes, as long-term capital gains, its proportionate share of the undistributed amount,

    - will be entitled to credit its proportionate share of the 35% tax paid by the Indonesia Fund on the undistributed amount against its United States federal income tax liabilities, if any, and to claim a refund to the extent its credits exceed its liabilities, if any, and

    - will be entitled to increase its tax basis, for United States federal income tax purposes, in its shares by an amount equal to 65% of the amount of undistributed capital gains included in the shareholder's income.

         Income received by the Funds from sources within countries other than the United States may be subject to withholding and other taxes imposed by such countries, which will reduce the amount available for distribution to shareholders. If more than 50% of the value of either Fund's total assets at the close of its taxable year consists of securities of foreign corporations, that Fund will be eligible and intends to elect to "pass-through" to shareholders the amount of foreign income and similar taxes it has paid. Pursuant to this election, shareholders of the electing Fund will be required to include in gross income (in addition to the full amount of the taxable dividends actually received) their pro rata share of the foreign taxes paid by that Fund. Each such shareholder will also be entitled either to deduct (as an itemized deduction) its pro rata share of foreign taxes in computing its taxable income or to claim a foreign tax credit against its U.S. federal income tax liability, subject to limitations. No deduction for foreign taxes may be claimed by a shareholder who does not itemize deductions, but such a shareholder may be eligible to claim the foreign tax credit. The deduction for foreign taxes is not allowable in computing alternative minimum taxable income. Each shareholder will be notified within 60 days after the close of that Fund's taxable year whether the foreign taxes paid by the Fund will "pass through" for that year.

         Generally, a credit for foreign taxes is subject to the limitation that it may not exceed the shareholder's U.S. tax attributable to his or her foreign source taxable income. For this purpose, if the pass-through election is made, the source of each Fund's income flows through to its shareholders. Any gains from the sale of securities by either Fund will be treated as derived from U.S. sources and certain currency fluctuation gains, including fluctuation gains from foreign currency-denominated debt securities, receivables and payables, will be treated as ordinary income derived from U.S. sources. The limitation on the foreign tax credit is applied separately to foreign source passive income (as defined for purposes of the foreign tax credit), including the foreign source passive income passed through by each Fund. Because of the limitation, shareholders taxable in the United States may be unable to claim a credit for the full amount of their proportionate share of the foreign taxes paid by a Fund. The foreign tax credit also cannot be used to offset more than 90% of the alternative minimum tax
(as computed under the Code for purposes of this limitation) imposed on corporations and individuals.

         Shareholders will be notified annually by each Fund as to the United States federal income tax status of the dividends, distributions and deemed distributions made by the Fund to its shareholders. Furthermore, shareholders will also receive, if appropriate, various written notices after the close of each Fund's taxable year regarding the United States federal income tax status of certain dividends, distributions and deemed distributions that were paid, or that are treated as having been paid, by that Fund to its shareholders during the preceding taxable year. For a more detailed discussion of tax matters affecting each Fund and its shareholders, including a discussion of Indonesian taxes, see "Taxation" in the SAI.

                      INFORMATION ABOUT THE REORGANIZATION

         GENERAL. Under the Plan, the Indonesia Fund will acquire substantially all of the assets, and assume all of the liabilities, of the Jakarta Fund in exchange for Indonesia Fund Shares (plus cash in lieu of fractional shares) on the Effective Date. As a result of the Reorganization and on the Effective Date, each Jakarta Fund shareholder would receive that number of Indonesia Fund Shares (plus cash in lieu of fractional shares) having an aggregate net asset value equal to the aggregate net asset value of such shareholder's Jakarta Fund Shares as of the close of business on the Business Day preceding the Effective Date. The Indonesia Fund will not issue any fractional shares to Jakarta Fund shareholders. In lieu thereof, the Jakarta Fund will receive from the Indonesia Fund for distribution to its shareholders cash in an amount equal to the aggregate net asset value of the fractional shares otherwise distributable to the Jakarta Fund shareholders, and the total number of Indonesia Fund Shares otherwise issuable to the Jakarta Fund will be correspondingly reduced. No sales charge or fee of any kind will be charged to the Jakarta Fund shareholders in connection with their receipt of common stock of the Indonesia Fund in the Reorganization.


         The Jakarta Fund would then:


                    - remove its shares of common stock from listing on the BSE,


                    - withdraw from registration under the Securities Exchange Act of 1934, as amended (the "Securities Exchange Act"),


                    - deregister as an investment company under the Investment Company Act, and


                    -    dissolve under Maryland law.


         Under Maryland law, shareholders of the acquiring corporation in a transaction structured as an acquisition of assets are not entitled to demand the fair value of their shares (i.e., appraisal rights); therefore, the shareholders of the Indonesia Fund will be bound by the terms of the Reorganization. Shareholders of the Jakarta Fund, however, will be entitled to exercise "appraisal rights" in connection with the Reorganization. Although Maryland law excludes from appraisal rights stock listed on a national securities exchange, the term "national securities exchange" is not defined in Maryland law and there is some uncertainty as to whether a regional stock exchange, such as the BSE, is a national securities exchange for purposes of Maryland law. Accordingly, Jakarta Fund's Board of Directors has determined that shareholders of Jakarta Fund are entitled to appraisal rights in view of this uncertainty. A condition to the Reorganization is that holders of not more than 10% of the outstanding shares of the Jakarta Fund exercise these rights of appraisal by filing a written objection with the Jakarta Fund in connection with the Reorganization at or before that Fund's meeting of shareholders and by not voting in favor of the Reorganization. See "Information on Appraisal Rights" below. Any shareholder of either Fund may sell his or her shares of common stock at any time prior to the Reorganization on the NYSE (in the case of the Indonesia Fund) or the BSE or the OTC Bulletin Board (in the case of the Jakarta
Fund).

         The Plan may be terminated and the Reorganization abandoned, whether before or after approval by the Funds' shareholders, at any time prior to the Effective Date:

     - by the mutual written consent of the Board of Directors of each Fund, or

     - by either Fund if the conditions to that Fund's obligations under the Plan have not been satisfied or waived.

If the Reorganization has not been consummated by September 30, 2001, the Plan automatically terminates on that date, unless a later date is mutually agreed upon by the Board of Directors of each Fund.

         INFORMATION ON APPRAISAL RIGHTS. Under the Maryland General Corporation Law, certain relevant sections of which are attached as Exhibit B, each shareholder of the Jakarta Fund will be entitled to demand and receive payment of the "fair value" of his or her shares in cash, if he or she:

     - prior to or at the special meeting of shareholders, files with the Jakarta Fund a written objection to the Reorganization;


     -   does not vote in favor of the Reorganization; and


     - within 20 days after the Articles of Transfer have been accepted for record by the Maryland State Department of Assessments and Taxation (the "SDAT"), makes a written demand on the Indonesia Fund for payment of his or her shares (a "Payment Demand") stating the number of shares for which payment is demanded.


         A written objection to the Reorganization may be delivered to the Jakarta Fund at the special meeting of shareholders, or if sent prior thereto should be sent to the Jakarta Fund c/o Nomura Asset Management U.S.A. Inc., 180 Maiden Lane, New York, New York 10038-4936, Attn: John J. Boretti.


         A subsequent Payment Demand should be sent to the Indonesia Fund, c/o Credit Suisse Asset Management, LLC at 466 Lexington Avenue, New York, New York 10017-3140, Attn: Michael A. Pignataro. Any Jakarta Fund shareholder who fails to comply with the above requirements will be bound by the terms of the Reorganization. Under the Maryland General Corporation Law, "fair value" is determined as of the close of business on the day of the shareholders' meeting of the Jakarta Fund. Fair value does not include any appreciation or depreciation that results, directly or indirectly, from the Reorganization. A Jakarta Fund shareholder who makes a Payment Demand would not be entitled to receive any of the dividends or distributions that will be payable to shareholders of record on a record date that is after the close of business on the day the Jakarta Fund shareholders vote on the Reorganization.


         The Indonesia Fund will promptly deliver or send by certified mail, return receipt requested, to each Jakarta Fund shareholder who has properly filed a written objection to the Reorganization and not voted in its favor, written notice of the date of acceptance of the Articles of Transfer by the SDAT. This notice may include a written offer by the Indonesia Fund to pay the objecting shareholder what the Indonesia Fund considers to be the "fair value" of his or her shares of common stock of the Jakarta Fund. Within 50 days after the acceptance of the Articles of Transfer by SDAT, the Indonesia Fund or any shareholder who has made a Payment Demand but has not received payment for his or her shares may petition a court of equity in Baltimore City, Maryland for an appraisal to determine the "fair value" of such shares. If the court finds that a shareholder is entitled to appraisal of his or her stock, the court will appoint three disinterested appraisers to determine the "fair value" of such shares on terms and conditions the court considers proper. The appraisers will, within 60 days after appointment (or such longer period as the court may direct), file with the court and mail to each party their report stating their conclusion as to the "fair value" of the shares. Within 15 days after the filing of the report, any party may object to the report and request a hearing. The court will, upon motion of any party, enter an order either confirming, modifying or rejecting the report and, if confirmed or modified, enter judgment directing the time within which payment must be made. If the appraisers' report is rejected, the court may determine the "fair value" of the shares of common stock of the Jakarta Fund shareholder requesting appraisal or may remit the proceeding to the same or other appraisers. Any judgment entered pursuant to a court proceeding will include interest from the date of the shareholders' meeting unless the court finds that the shareholder's refusal to accept a written offer to purchase the stock previously made by the Indonesia Fund was arbitrary and vexatious or not in good faith. The costs of the proceeding (not including attorneys' fees) will be determined by the court and will be assessed against the Indonesia Fund or, under certain circumstances, the shareholder, or both.

         At any time after the filing of a petition for appraisal, the court may require a shareholder who has filed such petition to submit his or her certificates representing shares to the clerk of the court for notation of the pendency of the appraisal proceedings. In order to receive payment, whether by agreement with the Indonesia Fund or pursuant to a judgment, the Jakarta Fund shareholder must surrender the stock certificates endorsed in blank and in proper form for transfer. A Jakarta Fund shareholder who has made a Payment Demand shall cease to have any rights as a shareholder, except the right to receive the payment of the "fair value" of the shares. The rights of a Jakarta Fund shareholder who has made a Payment Demand may be restored only upon:

    - the withdrawal, with the consent of the Indonesia Fund, of the Payment Demand;

    - the failure both of the shareholder and the Indonesia Fund to file a petition for appraisal within the time required;

         the determination of the court that the shareholder is not entitled to an appraisal; or

    -    the abandonment or rescission of the Reorganization.


         REASONS FOR THE REORGANIZATION. The Board of Directors of each Fund considered and unanimously approved the proposed Reorganization at separate meetings of each Board held on March 20, 2001 and ____, 2001 (with respect to the Jakarta Fund) and March 15, 2001 (with respect to the Indonesia Fund). A majority of the Directors of the Indonesia Fund were present at the telephonic meeting. For the reasons discussed below, the Board of Directors of each Fund, including the Non-interested Directors of each Fund, after consideration of the potential benefits of the Reorganization to the shareholders of that Fund, the options available and consequences that could potentially occur without the Reorganization, and the expenses expected to be incurred by that Fund in connection with the Reorganization, unanimously determined that the proposed Reorganization is in the best interests of each respective Fund and its shareholders.




         The Board of each Fund also separately noted that it is anticipated that the combined Fund would have an expense ratio lower than the current expense ratio for either Fund. In addition, the Boards noted that the Reorganization may result in a more liquid trading market for shares of the Indonesia Fund than either Fund currently enjoys separately. More importantly, the Reorganization may assist the Indonesia Fund in maintaining the liquid trading market for its shares on the NYSE. The minimum market capitalization for continued listing on the NYSE is $15 million. The Indonesia Fund's average market capitalization for the 30 consecutive trading day period ended March 28, 2001 approximated $9.3 million. After giving effect to the Reorganization and based on current market prices, the Indonesia Fund's market capitalization for the 30 consecutive trading day period ended March 28, 2001 would have totaled approximately $15.1 million. In light of the proposed Reorganization and the expected increase in assets, the NYSE has indicated that it expects to continue to maintain the Indonesia Fund's listing, subject to satisfaction of the listing standards at the time the Reorganization is consummated and thereafter. After the Reorganization, the Indonesia Fund's shares would be subject to de-listing from the NYSE if its average market capitalization for a 30 consecutive trading day period falls below $15 million.


         In deciding to approve the Reorganization, the Non-interested Directors considered many factors, including, but not limited to, market information, analyses and advice provided to them by their respective investment managers. In addition, in considering the merits of the proposed Reorganization, the Boards also considered the larger asset size of the combined Fund relative to each constituent Fund standing alone and the potential for economies of scale that may result from the larger asset size of the combined Fund. Based on data presented by CSAM and NAM-U.S.A., the Board of Directors of each Fund considered the anticipation that the Indonesia Fund would have a lower expense ratio than the current expense ratio for either Fund. See "Expense Table." Further, it is anticipated that the Reorganization itself may focus the attention of more securities analysts on the combined Fund than previously followed either Fund individually. Once the Reorganization is consummated, it is believed that the Indonesia Fund will be the only publicly available fund in the United States that concentrates in Indonesian securities.


         The Non-interested Directors of the Jakarta Fund considered potential alternatives available to the Jakarta Fund, including liquidation of the Fund, and determined that the Reorganization would provide additional benefits to the shareholders, including the ability to preserve at least a portion of the loss carryforward and the potential for a trading market that is more liquid than currently exists for the shares of the Jakarta Fund. The Non-interested Directors of the Jakarta Fund also recognized that, from the perspective of the Jakarta Fund, the costs of the Reorganization are estimated to be equivalent to or slightly less than the expenses that the Jakarta Fund would incur in a liquidation of the Fund's portfolio.

         Debevoise & Plimpton, counsel to the Non-Interested Directors of the Jakarta Fund, assisted the Non-interested Directors in their consideration of these matters. Brown & Wood LLP, counsel to the Jakarta Fund and NAM-U.S.A., also assisted the Jakarta Fund is its consideration of these matters. Morrison & Foerster, counsel to the Non-interested Directors of the Indonesia Fund, assisted the Non-interested Directors in their consideration of these matters. Willkie Farr & Gallagher, counsel for the Indonesia Fund and CSAM, also assisted the Indonesia Fund in its consideration of these matters.

         THERE CAN BE NO GUARANTEE THAT ANY OF THESE POTENTIAL BENEFICIAL RESULTS WILL BE REALIZED.

         The Board of Directors of each Fund, in declaring advisable and recommending the proposed Reorganization, also considered the following:


         (1) the capabilities and resources of CSAM and its affiliates in the areas of investment management and shareholder servicing;


         (2) expense ratios and information regarding fees and expenses of the Funds, both currently and on a pro forma basis;


         (3) the terms and conditions of the Reorganization and whether it would result in dilution of the interests of existing shareholders;


         (4) the compatibility of each Fund's portfolio securities, investment objective, policies and restrictions;


         (5) the tax consequences to each Fund and its shareholders in connection with the Reorganization;


         (6)      the anticipated expenses of the Reorganization; and


         (7)      the benefits of continued listing on the NYSE.


         In reviewing issues relating to the structure of the Reorganization and which Fund should be the surviving corporation in the Reorganization, each Board also considered the following information:

     -   the comparative performance records of the two Funds,

     -   public and market perception of the two Funds,

     -   the current trading forum of each Fund,

     -   the relative size of the two Funds, and

     - the investment policies, strategies and personnel CSAM intends to utilize in managing the Indonesia Fund.

         Based on the factors discussed above, the Board of Directors of each Fund concluded that the estimated expenses of the Reorganization are outweighed by the benefits that are anticipated to be derived from the Reorganization.


         After consideration of the above issues CSAM and NAM-U.S.A. proposed, and the Board of Directors of each Fund approved, the Reorganization.


         IN THE JUDGMENT OF THE BOARD OF DIRECTORS OF EACH FUND, THE REORGANIZATION SERVES THE BEST INTERESTS OF EACH FUND AND ITS SHAREHOLDERS.


         TERMS OF THE PLAN. In addition to the terms of the Plan described earlier in this Proxy Statement/Prospectus, the following is a summary of certain terms of the Plan.


         Generally, the Plan sets forth various representations and warranties of the parties and describes the mechanics of the transaction and includes a number of other conditions to the completion of the Reorganization, such as the requirement that good standing certificates be obtained by each party and that no stop-orders or similar regulatory barriers have been issued by the SEC.


         For purposes of valuing assets in connection with the Reorganization, the assets of the Jakarta Fund will be valued pursuant to the principles and procedures consistently utilized by the Indonesia Fund, which principles and procedures are similar to those utilized by the Jakarta Fund in valuing its own assets and determining its own liabilities. As a result, it is not expected that the Indonesia Fund's valuation procedures as applied to the Jakarta Fund's portfolio securities will result in any difference from the valuation that would have resulted from the application of the Jakarta Fund's valuation procedures to such securities. The net asset value per share of common stock of the Indonesia Fund will be determined in accordance with these principles and procedures, and the Indonesia Fund will certify the computations involved.


         The Indonesia Fund will deposit with an exchange agent selected by the Indonesia Fund and reasonably satisfactory to the Jakarta Fund, for the benefit of holders of Jakarta Fund Shares and for exchange in accordance with the Plan, certificates representing the Indonesia Fund Shares to be issued in the Reorganization and cash in lieu of fractional shares. The Indonesia Fund will not permit any Jakarta Fund shareholder to receive new certificates representing shares of common stock of the Indonesia Fund until the shareholder has surrendered his or her outstanding certificates representing shares of the common stock of the Jakarta Fund or, in the event of lost certificates, posted adequate bond. The Jakarta Fund will request its shareholders to surrender their outstanding certificates representing shares of the common stock of the Jakarta Fund or post adequate bond therefor. Dividends payable to holders of record of shares of the

Indonesia Fund as of any date after the Effective Date and prior to the exchange of certificates by any shareholder of the Jakarta Fund will be paid to such shareholder, without interest; however, such dividends will not be paid unless and until such shareholder surrenders his or her stock certificates of the Jakarta Fund for exchange.


         PLEASE DO NOT SEND IN ANY STOCK CERTIFICATES AT THIS TIME. UPON CONSUMMATION OF THE REORGANIZATION, SHAREHOLDERS OF THE JAKARTA FUND WILL BE FURNISHED WITH INSTRUCTIONS FOR EXCHANGING THEIR STOCK CERTIFICATES FOR STOCK CERTIFICATES OF THE INDONESIA FUND.


         The Plan provides, among other things, that the Reorganization will not take place without:

     - the requisite approval of the shareholders of the Jakarta Fund and the Indonesia Fund,

     -   the effectiveness of a Registration Statement on Form N-14, and


     - confirmation by the Jakarta Fund that not more than 10% of the outstanding shares of the Jakarta Fund have (i) filed a written objection to the Reorganization with the Jakarta Fund in connection with the Reorganization at or before that Fund's special meeting of shareholders and (ii) have not voted in favor of the Reorganization Proposal.


         The Plan may be terminated at any time prior to the Effective Date by mutual agreement of each Fund's Board of Directors or by either Fund if the other has violated a condition of the Plan. The Plan will automatically terminate after September 30, 2001 if the Reorganization has not been consummated, unless such time is extended by mutual agreement of the Board of Directors of each Fund.

         The Plan may be amended, modified or supplemented by mutual agreement of the Jakarta Fund and the Indonesia Fund. However, no amendments which would have the effect of changing the provisions for determining the number of shares to be issued to the Jakarta Fund shareholders will be permitted following the special meeting unless those shareholders consent to the amendment.

         EXPENSES OF THE REORGANIZATION. For information about the expenses of the Reorganization, see "Synopsis--Expenses of the Reorganization."


         TAX CONSIDERATIONS. The Plan and Reorganization are conditioned upon the receipt by the Jakarta Fund and the Indonesia Fund of an opinion from Brown & Wood LLP and Willkie Farr & Gallagher, respectively, substantially to the effect that, based upon the facts, assumptions and representations of the parties, for federal income tax purposes:


     - the Reorganization will constitute a tax-free "reorganization" within the meaning of Section 368(a)(1) of the Code, and each Fund will be "a party to a reorganization" within the meaning of Section 368(b) of the Code,


     - no gain or loss will be recognized by either Fund as a result of the Reorganization,

     - the basis of the assets of the Jakarta Fund in the hands of the Indonesia Fund will be the same as the basis of such assets to the Jakarta Fund immediately prior to the Reorganization,

     - the holding period of the assets of the Jakarta Fund in the hands of the Indonesia Fund will include the period during which such assets were held by the Jakarta Fund,

     - no gain or loss will be recognized by the shareholders of the Jakarta Fund upon the conversion of their Jakarta Fund shares into common stock of the Indonesia Fund except with respect to cash received upon the sale of fractional share interests,

     - the basis of shares of the Indonesia Fund received by the shareholders of the Jakarta Fund (including fractional share interests) will be the same as the basis of the shares of the Jakarta Fund exchanged therefor,

     - the holding period of shares of the Indonesia Fund (including fractional share interests) received by the shareholders of the Jakarta Fund will include the holding period during which the shares of the Jakarta Fund exchanged therefor were held, provided that at the time of the exchange the shares of the Jakarta Fund were held as capital assets in the hands of the shareholders of the Jakarta Fund, and

     - cash received for fractional shares will generate gain or loss to shareholders receiving such cash.

         While the Jakarta Fund is not aware of any adverse state or local tax consequences of the proposed Reorganization, it has not requested any ruling or opinion with respect to such consequences and shareholders may wish to consult their own tax advisers with respect to such matters.


                     ADDITIONAL INFORMATION ABOUT THE FUNDS

         DESCRIPTION OF SECURITIES TO BE ISSUED. The authorized stock of the Indonesia Fund consists of 100,000,000 shares of common stock, U.S.$0.001 par value. Shares of the Indonesia Fund entitle its holders to one vote per share. Holders of the Indonesia Fund's common stock are entitled to share equally in dividends authorized by the Fund's Board of Directors payable to the holders of such common stock and in the net assets of the Indonesia Fund available on liquidation for distribution to holders of such common stock. Shares have noncumulative voting rights and no conversion, preemptive or other subscription rights, and are not redeemable. The outstanding shares of common stock of the Indonesia Fund are fully paid and non-assessable. In the event of liquidation, each share of common stock is entitled to its proportion of the Fund's assets after payment of debts and expenses. The Indonesia Fund holds shareholder meetings annually.

         The following table shows information about the common stock of each Fund as of December 31, 2000.


                                                                                                         (4)
                                                                                                    Amount Issued
                                                                                 (3)              and Outstanding
                                                           (2)            Amount held by Fund       Exclusive of
                                   (1)                   Amount              for its Own            Amount Shown
                             Title of Class            Authorized              Account                Under (3)
                             --------------            ----------              -------                ---------
JAKARTA FUND                  Common Stock,           100,000,000                None                 5,017,564
                             $0.10 par value
INDONESIA FUND                Common Stock,           100,000,000                None                 4,608,989
                            $0.001 par value


         The shares of common stock of the Jakarta Fund are listed and traded on the BSE under the symbol "JGF." The Jakarta Fund's common stock also trades on the OTC Bulletin Board under the symbol "JGFI." The shares of common stock of the Indonesia Fund are listed and trade on the NYSE under the symbol "IF." As of March 16, 2001, the net asset value of the Jakarta Fund common stock was $1.06, and the market price per share was $1.125. As of that same date, the net asset value of the Indonesia Fund common stock was $1.51, and the market price per share was $1.85.

         DISCOUNT TO NET ASSET VALUE. Shares of closed-end investment companies frequently trade at a discount to net asset value. This characteristic is a risk separate and distinct from the risk that the Funds' net asset values may decrease, and this risk may be greater for shareholders expecting to sell their shares in a relatively short period. THE SHARES OF COMMON STOCK OF THE FUNDS SHOULD THUS BE VIEWED AS BEING DESIGNED PRIMARILY FOR LONG-TERM INVESTORS AND SHOULD NOT BE CONSIDERED A VEHICLE FOR TRADING PURPOSES.

         Although the shares of the Jakarta Fund have traded at a premium, they have also traded at a discount from net asset value. As of March 16, 2001, shares of the Jakarta Fund traded at a market price premium of 6.1%. The Indonesia Fund's shares have historically traded in the market at a premium, and as of the same date traded at a market price premium of 22.52%. It is not possible to state whether shares of the Indonesia Fund will trade at a premium or discount to net asset value leading up to or following the Reorganization, or the extent of any such premium or discount. The Directors of the Indonesia Fund will periodically consider any market price discount and the effect of any such discount on the Indonesia Fund and its shareholders.

                 PER SHARE DATA FOR JAKARTA GROWTH FUND, INC.
                     COMMON STOCK TRADED ON THE NYSE/BSE*

                                                                                            PREMIUM
                                                                                           (DISCOUNT)
            PERIOD                     MARKET PRICE            NET ASSET VALUE             AS % OF NAV
            ------                     ------------            ---------------             -----------
        (Calendar Year)              HIGH          LOW         HIGH        LOW          HIGH          LOW
                                     ----          ---         ----        ---          ----          ---
---------------------------------------------------------------------------------------------------------------
1998
First Quarter..............        $4.625        $2.938       $2.73       $1.83       $102.85        $32.78
Second Quarter.............         4.063         2.688        2.55        1.57        106.04         47.06
Third Quarter..............         3.188         1.750        1.80        1.37         89.73         17.69
Fourth Quarter.............         2.063         1.625        2.26        1.42         31.37          9.95
1999
First Quarter..............         2.688         2.000        2.28        1.84         22.66          3.63
Second Quarter.............         3.938         2.188        3.42        2.01         42.50          8.83
Third Quarter..............         3.813         2.750        3.37        2.04         34.80          7.57
Fourth Quarter.............         3.500         2.875        3.09        2.41         32.26          3.16
2000
First Quarter..............         3.125         2.313        3.06        2.15         14.63          0.98
Second Quarter.............         2.188         1.125        2.16        1.50          2.20        (47.18)
Third Quarter..............         1.531         1.000        1.70        1.26         14.09        (35.06)
Fourth Quarter.............         1.438         1.125        1.29        1.21          5.85         (8.54)
2001
First Quarter (January 1,
2001 to March 16, 2001)....         1.325         1.094        1.36        1.22          2.46         (5.23)


* The Jakarta Fund traded on the NYSE from January 29, 1990 until April 12, 2000, at which time it began trading on the BSE and the OTC Bulletin Board.

                 PER SHARE DATA FOR THE INDONESIA FUND, INC.
                      COMMON STOCK TRADED ON THE NYSE

                                                                                             PREMIUM
                                                                                            (DISCOUNT)
            PERIOD                      MARKET PRICE             NET ASSET VALUE            AS % OF NAV
            ------                      ------------             ---------------            -----------
        (Calendar Year)              HIGH           LOW         HIGH         LOW        HIGH             LOW
                                     ----           ---         ----         ---        ----             ---
-------------------------------------------------------------------------------------------------------------------
1998
First Quarter..............          $7.18         $4.00        $3.65       $2.30        123             39
Second Quarter.............           5.88          3.31         3.73        1.70        139             56
Third Quarter..............           4.06          2.31         2.11        1.41         93             50
Fourth Quarter.............           4.56          2.56         2.98        1.40         83             27
1999
First Quarter..............           4.19          3.00         3.13        2.26         54             24
Second Quarter.............           7.00          3.31         5.41        2.61         76             19
Third Quarter..............           7.00          4.75         5.11        2.95         67             25
Fourth Quarter.............           6.00          4.88         4.50        3.40         58             20
2000
First Quarter..............           5.69          3.88         4.62        3.09         37             18
Second Quarter.............           4.38          3.31         3.17        2.23         57             19
Third Quarter..............           3.50          2.63         2.63        1.97         48             16
Fourth Quarter.............           2.94          1.56         2.11        1.72         53             (9)
2001
First Quarter (January 1,
2001 to March 20, 2001)....           2.94          1.69         2.01        1.41         65             (2)


         CAPITALIZATION. The following table shows the capitalization of the Jakarta Fund on an unaudited basis and the Indonesia Fund on an audited basis as of December 31, 2000 and on a pro forma basis as of that same date giving effect to the Reorganization:(1)


                              INDONESIA           JAKARTA             PRO FORMA                  PRO FORMA
                                FUND               FUND              ADJUSTMENTS              REORGANIZATION
------------------------- ------------------ ------------------ ----------------------- --------------------------
Net assets                   $7,935,439         $5,905,620            ($267,251)              $13,573,808(1)

Net asset value per
share                          $1.72              $1.18                  N/A                      $1.66(2)

Shares outstanding           4,608,989           5,017,564               N/A                    8,166,591(3)


(1) Assumes that the Reorganization had been consummated on December 31, 2000, and is for information purposes only. No assurance can be given as to how many shares of the Indonesia Fund common stock shareholders of the Jakarta Fund will receive on the date the Reorganization takes place, and the foregoing should not be relied upon to reflect the number of shares of the Indonesia Fund common stock that actually will be received on or after such date. Assumes accrual of estimated Reorganization-related expenses of $245,000 and an additional $22,251 of expenses incurred with the failed merger.


(2) Net asset value per share after Reorganization-related expenses and distribution of ordinary income, if any.


(3) Assumes the issuance of 3,557,602 shares in exchange for the net assets of the Jakarta Fund. The number of shares issued was based on the net asset value of each Fund, net of Reorganization-related expenses on December 31, 2000.

         DIVIDENDS AND OTHER DISTRIBUTIONS. Each Fund intends to distribute dividends from its net investment income and any net realized capital gains after utilization of capital loss carryforwards annually to prevent application of a federal excise tax. An additional distribution may be made if necessary. Any dividends or capital gains distributions declared in October, November or December with a record date in such a month and paid during the following January will be treated by shareholders for federal income tax purposes as if received on December 31 of the calendar year in which it is declared. Dividends and distributions of each Fund are invested in shares of the Fund in accordance with each Fund's Dividend Reinvestment Plan and credited to the shareholder's account on the settlement date which is usually three Business Days from the purchase date or, at the shareholder's election, paid in cash.

         If the Reorganization is approved by each Fund's shareholders, then as soon as practicable before the Effective Date, the Jakarta Fund will pay its shareholders a cash distribution of all undistributed net investment income unless such amount is immaterial. It is expected that any current year realized net capital gains will be offset through the utilization of capital loss carryforwards prior to the Effective Date.


         PORTFOLIO VALUATION. Investments of each Fund are stated at value in each Fund's financial statements. All equity securities of the Indonesia Fund are valued at the closing price on the exchange or market on which the security is primarily traded ("Primary Market"). If the security did not trade on the Primary Market, it shall be valued at the closing price on another exchange where it trades. If there are no such sale prices, the value shall be the most recent bid price, and if there is no bid price, the security shall be valued at the most recent asked price. If no pricing service is available and there are more than two dealers, the value shall be the mean of the highest bid price and lowest ask price. If there is only one dealer, then the value shall be the mean if bid and ask prices are available, otherwise the value shall be the bid price. The Indonesia Fund uses a local market quotation for investments in the banking sector. Both Funds value short-term investments having a maturity of 60 days or less on the basis of amortized cost. Investments traded on stock exchanges are valued by the Jakarta Fund at the last sale price on the principal market on which such securities are traded as of the close of business on the day the securities are being valued or, lacking any sales, at the last available bid price. Securities traded in the over-the-counter market are valued by the Jakarta Fund at the last reported sales price as of the close of business on the day the securities are being valued or, if none is available, at the mean of the bid and offer price at the close of the day. Short-term debt securities which mature in 60 days or less are valued by the Jakarta Fund at amortized cost if their original maturity at the date of purchase was 60 days or less, or by amortizing their value on the 61st day prior to maturity if their term to maturity at the date of purchase exceeded 60 days. Securities and other assets, including futures contracts and related options, are stated at market value or otherwise at fair value as determined in good faith by or under the direction of the Board of Directors of the Jakarta Fund. All other securities and assets are valued at fair value as determined in good faith by each Fund's Board of Directors. The Board of Directors of each Fund has established general guidelines for calculating fair value of securities that are not readily marketable. At December 31, 2000, the Funds held no assets in securities valued in good faith by its Board of Directors. The net asset value per share of the Indonesia Fund and the Jakarta Fund are calculated daily, with the exception of those days on which the NYSE or the BSE, respectively, are closed.

         PORTFOLIO TRANSACTIONS. The Indonesia Fund may utilize CS First Boston Corporation ("CSFB") and other affiliates of Credit Suisse in connection with the purchase or sale of securities in accordance with rules or exemptive orders promulgated by the SEC when CSAM believes that the charge for the transaction does not exceed usual and customary levels.

         Decisions to buy and sell securities for each Fund are made by their respective investment advisers, subject to the overall review of each Fund's Board of Directors. Portfolio securities transactions for the Funds will be placed on behalf of each Fund by persons authorized by their respective investment advisers. CSAM manages other accounts that may invest in Indonesian securities. Although investment decisions for each Fund are made independently from those of the other accounts managed by their respective investment advisers, investments of the type each Fund may make may also be made by those other accounts. When a Fund and one or more other accounts managed by its investment advisor are prepared to invest in, or desire to dispose of, the same security, available investments or opportunities for each will be allocated in a manner believed by its investment adviser to be equitable to each. In some cases, this procedure may adversely affect the price paid or received by a Fund or the size of the position obtained or disposed of by the Fund.

         Transactions on United States and some foreign stock exchanges involve the payment of negotiated brokerage commissions, which may vary among different brokers. The cost of securities purchased from underwriters includes an underwriter's commission or concession, and the prices at which securities are purchased from and sold to dealers in the over-the-counter markets include an undisclosed dealer's mark-up or mark-down. Generally, the supervision and regulation of foreign stock exchanges and brokers differ from, and in some cases may be less than, the supervision and regulation of exchanges and brokers in the U.S.

         Both Funds may invest in securities traded in over-the-counter markets, and intend to deal directly with the dealers who make markets in the securities involved except in those circumstances where better prices and execution are available elsewhere. Under the Investment Company Act, persons affiliated with a fund are prohibited from dealing with the fund as principal in the purchase and sale of securities. Since transactions in the over-the-counter market usually involve transactions with dealers acting as principal for their own account, neither Fund will deal with affiliated persons, including CSFB (with respect to the Indonesia Fund) and NAM-U.S.A. (with respect to the Jakarta Fund) and their respective affiliates, in connection with such transactions.

         In selecting brokers or dealers to execute portfolio transactions on behalf of a Fund, each investment adviser seeks the best overall terms available and considers, among other things, the breadth of the market in the security, the price of the security, the financial condition and execution capability of the broker or dealer, and the reasonableness of the commission, if any, for the specific transaction and on a continuing basis. In addition, in selecting brokers or dealers to execute a particular transaction and in evaluating the best overall terms available, each investment adviser may consider the brokerage and research services (as those terms are defined in Section 28(e) of the Securities Exchange Act) provided to a Fund and/or other accounts over which the adviser exercises investment discretion. CSAM's advisory fee is not reduced as a result of its receiving such brokerage and research services.

         The Board of Directors of the Jakarta Fund will from time to time consider the possibilities of seeking to recapture for the benefit of the Jakarta Fund brokerage commissions and other expenses of possible portfolio transactions by conducting portfolio transactions through affiliated entities.

         Each Fund's Board of Directors reviews periodically the commissions paid by the Funds to determine if the commissions paid over representative periods of time were reasonable in relation to the benefits inuring to the Funds.

         DIVIDEND REINVESTMENT AND CASH PURCHASE PLAN. The Indonesia Fund operates a dividend reinvestment program, the InvestLink-SM- Program, or the Program, sponsored and administered by Fleet National Bank, c/o EquiServe, L.P., pursuant to which Fund dividends and distributions, net of any applicable U.S. withholding tax, are reinvested in shares of the Fund. Fleet National Bank, c/o EquiServe, L.P., serves as the Program Administrator for the shareholders of the Indonesia Fund in administering the Program. The Jakarta Fund also operates a Dividend Reinvestment Plan, the Reinvestment Plan, pursuant to which the Plan Agent (on behalf of participating shareholders) reinvests dividends and distributions of shares of the Jakarta Fund. State Street Bank and Trust Company serves as the Plan Agent for the Jakarta Fund.

         A shareholder whose shares are held by a broker or nominee that does not provide a dividend reinvestment program may be required to have his shares registered in his own name to participate in the Program or the Reinvestment Plan, as the case may be. The receipt of dividends and distributions in stock under the Program or the Reinvestment Plan will not relieve participants of any income tax (including withholding tax) that may be payable on such dividends or distributions.

         Certain distributions of cash attributable to (a) some of the dividends and interest amounts paid to the Funds and (b) certain capital gains earned by the Funds that are derived from securities of Indonesian issuers are subject to taxes payable by the Funds at the time amounts are remitted. Such taxes will be borne by the Funds and allocated to all shareholders in proportion to their interests in the Funds.

         THE INDONESIA FUND. An interested shareholder may join the Program at any time. Purchases of shares with funds from a participant's cash payment or automatic account deduction will begin on the next day on which funds are invested. If a participant selects the dividend reinvestment option, automatic investment of dividends generally will begin with the next dividend payable after the Program Administrator receives his enrollment form. Once in the Program, a person will remain a participant until he terminates his participation or sells all shares held in his Program account, or his account is terminated by the Program Administrator. A participant may change his investment options at any time by requesting a new enrollment form and returning it to the Program Administrator.

         If the Board of Directors of the Indonesia Fund declares an income dividend or a capital gains distribution payable either in the Fund's common stock or in cash, as shareholders may have elected, nonparticipants in the Program will receive cash and participants in the Program will receive shares of common stock of the Indonesia Fund purchased on the open market by the Program Administrator. The number of shares of common stock to be purchased for a participant depends on the amount of his dividends, cash payments or bank account or payroll deductions, less applicable fees and commissions, and the purchase price of the shares. Such purchases will be made by participating brokers as agent for the participants using normal cash settlement practices. All shares of common stock purchased through the Program will be allocated to participants as of the settlement date, which is usually three Business Days from the purchase date. In all cases, transaction processing will occur within 30 days of the receipt of funds, except where temporary curtailment or suspension of purchases is necessary to comply with applicable provisions of the Federal Securities laws or when unusual market conditions make prudent investment impracticable. In the event the Program Administrator is unable to purchase shares within 30 days of the receipt of funds, such funds will be returned to the participants.

         The average price of all shares purchased by the Program Administrator with all funds received during the time period from two business days preceding any investment date up to the second business day preceding the next investment date shall be the price per share allocable to a participant in connection with the shares purchased for his account with his funds or dividends received by the Program Administrator during such time period. The average price of all shares sold by the Program Administrator pursuant to sell orders received during such time period shall be the price per share allocable to a participant in connection with the shares sold for his account pursuant to his sell orders received by the Program Administrator during such time period.

         A participant may withdraw all or a portion of the shares from his Program account by notifying the Program Administrator. After receipt of a participant's request, the Program Administrator will issue to such participant certificates for the whole shares of the Indonesia Fund so withdrawn or, if requested by the participant, sell the shares for him and send him the proceeds, less applicable brokerage commissions, fees, and transfer taxes, if any. If a participant withdraws all full and fractional shares in his Program account, his participation in the Program will be terminated by the Program Administrator. In no case will certificates for fractional shares be issued. The Program Administrator will convert any fractional shares held by a participant at the time of his withdrawal to cash.

         While the Program Administrator hopes to continue the Program indefinitely, the Program Administrator reserves the right to suspend or terminate the Program at any time. It also reserves the right to make modifications to the Program. Participants will be notified of any such suspension, termination or modification in accordance with the terms and conditions of the Program. The Program Administrator also reserves the right to terminate any participant's participation in the Program at any time. Any question of interpretation arising under the Program will be determined in good faith by the Program Administrator and any such good faith determination will be final.

         Participants in the Program also have the option of making additional cash payments, or bank account deductions, to the Program Administrator for the purchase of shares of common stock of the Fund, in any amount from $100 up to $100,000 annually. A participant will be assessed certain charges in connection with his participation in the Program. First-time investors will be subject to an initial service charge which will be deducted from their initial cash deposit. All optional cash deposit investments will be subject to a service charge. Sales processed through the Program will have a service fee deducted from the net proceeds, after brokerage commissions. In addition to these transaction charges, participants will be assessed per share processing fees which include brokerage commissions. Participants will not be charged any fee for reinvesting dividends.

         All correspondence concerning the Program should be directed to the Program Administrator at Fleet National Bank, c/o EquiServe, L.P., InvestLink Program, P.O. Box 43010, Providence, RI 02940-3010.

         THE JAKARTA FUND. The Reinvestment Plan is available automatically for any holder of common stock with shares registered in his/her own name who wishes to purchase additional shares with income dividends or capital gains distributions received on shares owned, unless such shareholder elects to receive all dividends and capital gain distributions in cash, paid by check and mailed to the shareholder. The Jakarta Fund shares will be acquired by the Plan Agent for shareholders either through open market purchases if the Jakarta Fund is trading at a discount or through the issuance of authorized but unissued shares if the Jakarta Fund is trading at net asset value or a premium. If the market price of a share on the payable date of a dividend or distribution is at or above the Jakarta Fund's net asset value per share on such date, the number of shares to be issued by the Jakarta Fund to each shareholder receiving shares in lieu of cash dividends or distributions will be determined by dividing the amount of the cash dividends or distributions to which such shareholder would be entitled by the greater of the net asset value per share on such date or 95% of the market price of a share on such date. If the market price of a share on such distribution date is below the net asset value per share, the number of shares to be issued to such shareholders will be determined by dividing such amount, less brokerage commission, by the per share market price.

         Purchases will be made by the Plan Agent from time to time on the BSE or elsewhere to satisfy dividend and distribution investment requirements under the Plan. Purchases will be suspended on any day when the closing price (or the mean between the closing bid and ask prices if there were no sales) of the shares on the BSE on the preceding trading day was higher than the net asset value per share. If on the dividend payable date, purchases by the Jakarta Fund are insufficient to satisfy dividend or distribution investments and on the last trading day immediately preceding the dividend payable date the closing price or the mean between the closing bid and ask prices of the shares is lower than or the same as the net asset value per share, the Plan Agent will continue to purchase shares until all investments by shareholders have been completed or the closing price or the mean between the bid and ask prices of the shares becomes higher than the net asset value, in which case the Jakarta Fund will issue the necessary additional shares from authorized but unissued shares. If on the last trading day immediately preceding the dividend payable date, the closing price or the mean between the bid and ask prices of the shares is higher than the net asset value per share and if the number of shares previously purchased on the BSE or elsewhere is insufficient to satisfy dividend investments, the Jakarta Fund will issue the necessary additional shares from authorized but unissued shares. There will be no brokerage charges with respect to shares issued directly by the Jakarta Fund to satisfy the dividend investment requirements. However, each participant will pay a pro rata share of brokerage commissions incurred with respect to the Jakarta Fund's open market purchases of shares. In each case, the cost per share of shares purchased for each shareholder's account will be the average cost, including brokerage commissions, of any shares purchased in the open market plus the cost of any shares issued by the Jakarta Fund. For the fiscal year ended March 31, 2000, the Jakarta Fund did not purchase any shares in the open market for dividend reinvestment purposes or issue any new shares.

         All correspondence concerning the Reinvestment Plan should be directed to the Plan Agent, State Street Bank and Trust Company, P.O. Box 8209, Boston, Massachusetts 02266-8209.

         CORPORATE GOVERNANCE PROVISIONS. Both Funds are Maryland corporations and in many respects have similar charter and by-law provisions.

         SPECIAL VOTING PROVISIONS AND REQUIREMENTS. The Articles of Incorporation and By-laws of each Fund contain provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund, to cause it to engage in certain transactions or to modify its structure. The Board of Directors of the Indonesia Fund is divided into three classes each having a term of three years. Each year, the term of one class expires and the successor or successors elected to such class will serve for a three-year term. This provision could delay for up to two years the replacement of a majority of the Board of Directors of the Indonesia Fund. The Jakarta Fund does not have a classified board.

         Conversion of the Indonesia Fund from a closed-end to an open-end investment company requires the affirmative vote of at least 75% of the Board of Directors and 75% of the outstanding shares of the Indonesia Fund unless approved by at least 75% of the Continuing Directors (as defined below). If the conversion is approved by at least 75% of the Continuing Directors, the affirmative vote of the holders of at least 66 2/3% of the outstanding shares of the Indonesia Fund will be required to approve such conversion in addition to at least 75% of the Board of Directors. Conversion of the Jakarta Fund from a closed-end to an open-end investment company requires the favorable vote of the holders of at least 75% of the Fund's outstanding shares, unless the transaction is authorized by the affirmative vote of 66-2/3% of the Directors. In such a case, the affirmative vote of a majority of the Jakarta Fund's shares would be necessary to effectuate the conversion. Converting to an open-end investment company could restrict the ability of either Fund to redeem its shares otherwise than in kind due to the limited depth of the markets for certain securities in which the Funds may invest. As a result, there can be no assurance that the Funds could realize the then market value of the portfolio securities the Funds would be required to liquidate to meet redemption requests.

         The affirmative vote of at least 75% of the Directors and of the holders of at least 75% of the shares of the Indonesia Fund is required to authorize any of the following transactions:

         (i) merger, consolidation or share exchange of the Fund with or into any other person;

         (ii) issuance or transfer by the Fund (in one or a series of transactions in any 12-month period) of any securities of the Fund to any other person or entity for cash, securities or other property (or combination thereof) having an aggregate fair market value of $1,000,000 or more, excluding sales of securities of the Fund in connection with a public offering, issuances of securities of the Fund pursuant to a dividend reinvestment plan adopted by the Fund and issuances of securities of the Fund upon the exercise of any stock subscription rights distributed by the Fund;

         (iii) sale, lease, exchange, mortgage, pledge, transfer or other disposition by the Fund (in one or a series of transactions in any 12-month period) to or with any person of any assets of the Fund having an aggregate fair market value of $1,000,000 or more, except for portfolio transactions effected by the Fund in the ordinary course of its business (transactions within clauses (i) and (ii) and this clause (iii) each being known individually as a "Business Combination");

         (iv) any proposal as to the voluntary liquidation or dissolution of the Fund or any amendment to the Fund's Articles of Incorporation to terminate its existence; and

         (v) any shareholder proposal as to specific investment decisions made or to be made with respect to the Fund's assets.

         With regard to the Indonesia Fund, in the case of a Business Combination or a voluntary liquidation proposal as described in clause (iv) above, a 75% shareholder vote will not be required if the transaction is approved by a vote of at least 75% of the Continuing Directors and by a vote of holders of 66 2/3% of the Fund's shares, or no shareholder vote if certain conditions regarding the consideration paid by the person entering into, or proposing to enter into, a Business Combination with the Fund and various other requirements are satisfied.

         A "Continuing Director" is any member of the Board of Directors of the Indonesia Fund who:

     - is not a person or affiliate of a person (other than an investment company advised by the Fund's initial investment adviser or any of its affiliates) who enters or proposes to enter into a Business Combination with the Indonesia Fund (such person or affiliate, an "Interested Party"), and

     - who has been a member of the Board of Directors of the Indonesia Fund for a period of at least 12 months, or is a successor of a Continuing Director who is unaffiliated with an Interested Party and is recommended to succeed a Continuing Director by a majority of the Continuing Directors then on the Board of Directors of the Indonesia Fund.

         As permitted by the Maryland General Corporation Law ("MGCL"), the Jakarta Fund has elected to have certain statutory provisions which (absent an exemption) prohibit "business combinations" with "interested stockholders" (as such terms are defined in the MGCL) for a period five years from the date an "interested stockholder" becomes such and thereafter requires that any such "business combination" be approved by the affirmative vote of 80% of the Jakarta Fund's total outstanding voting stock and 66-2/3% of the total voting stock, excluding shares held by the "interested stockholder." The Board of Directors of the Jakarta Fund has resolved expressly to exempt the Reorganization from the application of MGCL's statutory provisions relating to "business combinations".


         In addition, the Articles of Incorporation of the Jakarta Fund require the favorable vote of the holders of at least 75% of the Jakarta Fund's shares, then entitled to be voted, to approve, adopt or authorize the following:

         (i) a merger or consolidation or statutory share exchange of the Fund with other corporations,

         (ii) a sale of all or substantially all of the Fund's assets (other than in the regular course of the Fund's investment activities), or

         (iii)  a liquidation or dissolution of the Fund,

unless such action has been approved, adopted or authorized by the affirmative vote of two-thirds of the total number of Directors fixed in accordance with the By-laws, in which case the affirmative vote of a majority of the Jakarta Fund's shares is required. The affirmative vote of 75% or more of the outstanding shares of the Jakarta Fund then entitled to vote is required to amend any or all of the foregoing provisions and certain other provisions contained in the Articles of Incorporation.

         The Indonesia Fund's By-laws contain provisions the effect of which is to prevent matters, including nominations of directors, from being considered at shareholders' meetings where the Fund has not received sufficient prior notice of the matters. The Jakarta Fund's By-Laws do not contain any similar provisions.

         The provisions described above could have the effect of depriving shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging a third party from seeking to obtain control of either Fund in a tender offer or similar transaction. In the opinion of each Fund's Board of Directors, however, these provisions offer several possible advantages, including:

     - they may require persons seeking control of either Fund to negotiate with its management regarding the price to be paid for the shares required to obtain such control,

     -   they promote continuity and stability, and

     - they enhance each Fund's ability to pursue long-term strategies that are consistent with its investment objectives.

The Board of Directors of each Fund has determined that the foregoing voting requirements, which are generally greater than the minimum requirements under Maryland law and the Investment Company Act, are in the best interests of shareholders generally.

         REMOVAL OF DIRECTORS. Directors of the Indonesia Fund may be removed, with or without cause, while Directors of the Jakarta Fund may only be removed with cause, only by a vote of the holders of 75% of the shares of the respective Fund entitled to be voted on that matter.

         BY-LAWS. The Jakarta Fund's By-laws provide, among other things, that a special meeting of shareholders may be called on the written request of at least 25% of the holders of the outstanding shares of the Fund entitled to vote at that meeting to the extent permitted by Maryland law. The Indonesia Fund's By-laws provide, among other things, that:

     - a majority of the outstanding capital stock of such Fund is required to request a special meeting of shareholders,

     - certain advance notice requirements must be met in order for shareholders to submit proposals at annual meetings and for nominations by stockholders for election to the Board of Directors, and

     - the power to amend the By-laws is reserved to the Board of Directors, except as otherwise required by the Investment Company Act.

         The full text of the Indonesia Fund's Articles of Incorporation and By-Laws are on file with the SEC and these documents, as may be amended from time to time, will govern the Indonesia Fund after the Reorganization.


         INTEREST OF CERTAIN PERSONS. CSAM may be considered to have a financial interest in the Reorganization, arising from the fact that the amount of its management fee under the advisory agreement between CSAM and the Indonesia Fund will increase as the amount of the Indonesia Fund's assets increases, and the amount of those assets will increase by virtue of the Reorganization.

                             MANAGEMENT OF THE FUNDS

         DIRECTORS AND PRINCIPAL OFFICERS. The business and affairs of each Fund are managed under the direction of that Fund's Board of Directors, and the day-to-day operations are conducted through or under the direction of the officers of that Fund.

         Directors and Executive Officers of the Indonesia Fund are as follows:

                                                  Shares of the     Position with        Length of
           Name and Address                           Fund            the Fund          Service as
          -----------------                        Beneficially       --------          Director and
                                                     Owned on                             Term of
                                                   February 28,                           Membership
                                                       2001                              on Board of
                                                       ----                               the Fund
                                                                                          --------
Dr. Enrique R. Arzac(1)                                 1,000         Director           Since March
     Columbia University                                                                2000; current
     Graduate School of Business                                                         term ends at
     New York, New York 10027                                                              the 2003
                                                                                            Annual
                                                                                            Meeting

Richard H. Francis(1)                                   1,000         Director           Since 1990;
     40 Grosvenor Road                                                                   current term
     Short Hills, NJ 07078                                                                ends at the
                                                                                          2001 Annual
                                                                                            Meeting

Lawrence J. Fox(1)                                      1,000         Director           Since 2000;
     One Logan Square                                                                    current term
     18th & Cherry Streets                                                               ends at the
     Philadelphia, PA 19103                                                               2002 Annual
                                                                                            Meeting

James P. McCaughan                                        0          Chairman of             Since
     466 Lexington Avenue                                             the Board,           February 9,
     16th Floor                                                      Director and         2001; current
     New York, NY 10017                                               President            term ends at
                                                                                            the 2002
                                                                                              Annual
                                                                                              Meeting

                                                  Shares of the     Position with        Length of
           Name and Address                           Fund            the Fund          Service as
          -----------------                        Beneficially       --------          Director and
                                                     Owned on                             Term of
                                                   February 28,                           Membership
                                                       2001                              on Board of
                                                       ----                               the Fund
                                                                                          --------
William W. Priest, Jr.                                   500           Director            Since 1990;
     12 East 49th Street                                                                  current term
     New York, New York 10022                                                              ends at the
                                                                                           2003 Annual
                                                                                              Meeting

Robert B. Hrabchak                                      2,000      Chief Investment             n/a
     466 Lexington Avenue                                              Officer
     16th Floor
     New York, New York 10017

Raoul Rayos                                              ___          Investment                n/a
     466 Lexington Avenue                                              Officer
     16th Floor
     New York, New York 10017

Hal Liebes                                               ___          Senior Vice               n/a
     466 Lexington Avenue                                              President
     16th Floor
     New York, New York 10017

Michael A. Pignataro                                     ___             Chief                  n/a
     466 Lexington Avenue                                              Financial
     16th Floor                                                       Officer and
     New York, New York 10017                                          Secretary

     -------------
(1) Indicates Non-interested Directors of the Indonesia Fund and members of its audit committee.

         All the directors and executive officers, as a group, of the Indonesia Fund, as of February 28, 2001, owned less than 1% of the outstanding shares of the Indonesia Fund.


         Dr. Enrique R. Arzac, 59, is a Professor of Finance and Economics at the Graduate School of Business, Columbia University (1971-present). Dr. Arzac is a Director of seven other CSAM-advised investment companies, and he is a Director of The Adams Express Company and Petroleum and Resources Corporation.

         Richard H. Francis, 68, is currently retired. He was an Executive Vice President and Chief Financial Officer of Pan Am Corporation and Pan American World Airways, Inc. (1988-1991). Mr. Francis is a Director of forty-six other CSAM-advised investment companies.

         Lawrence J. Fox, 56, is a Partner of Drinker Biddle & Reath (1976-present) and a former Managing Partner of Drinker Biddle & Reath (1992-1998). Mr. Fox is a Director of two other CSAM-advised investment companies.

         James P. McCaughan, 47, is Chief Executive Officer, Managing Director and Chairman of the Management Committee of CSAM. Prior to joining CSAM in 2000, he was President and Chief Operating Officer of Oppenheimer Capital (4/98-12/99), President and Chief Executive Officer of UBS Asset Management (New York) (10/96-3/98) and Functional Advisor, Institutional Asset Management of Union Bank of Switzerland, Zurich (9/94-10/96). Mr. McCaughan is Director of six other CSAM-advised investment companies.


         William W. Priest, Jr., is 58, Co-Managing Partner of Steinberg & Priest Capital Management (3/01-present). He was Chairman and Managing Director of CSAM (5/00-2/01), and Chief Executive Officer and Managing Director of
CSAM (12/90-5/00).  Mr. Priest is a Director of fifty-two other
CSAM-advised investment companies.


         Robert H. Hrabchak, 37, is a Director of CSAM (1/99-present). He was a Vice President of CSAM (6/97-1/99) and a Senior Portfolio Manager for Merrill Lynch Asset Management, Hong Kong (1/95-5/97).


         Raoul H. Rayos, 35, is a Vice President of CSAM since
(5/99-present). He was a Senior Asian Equity Analyst with Merrill Lynch Asset Management (2/94-4/99).


         Hal Liebes, 36, is a Managing Director of CSAM (12/99-present) and General Counsel of CSAM since January 1999. He was Senior Vice President and General Counsel of CSAM (3/97-1/99), Vice President and Counsel of Lehman Brothers, Inc. (6/96-3/97), Vice President and Legal Counsel for CSAM (6/95-6/96). He is an executive officer of other CSAM-advised investment companies.


         Michael A. Pignataro, 41, is a Director of CSAM (1/01-present) and was a Vice President of CSAM (12/95-12/00). Mr. Pignataro is an executive officer of other CSAM-advised investment companies.

         Directors and Executive Officers of the Jakarta Fund are as follows:

                              Name and Address                      Position with the Fund
                              ----------------                      ----------------------
          William G. Barker, Jr. (1)                                Director
             111 Parsonage Road
             Greenwich, CT  06830

          Nobuo Katayama (2)                                        Director and President
             180 Maiden Lane
             New York, NY  10038

                              Name and Address                      Position with the Fund
                              ----------------                      ----------------------
          Chor Weng Tan(1)                                          Director
             3 Park Avenue
             New York, NY  10016

          Arthur R. Taylor(1)                                       Director
             2400 Chew Street
             Allentown, PA  18104

          John F. Wallace(2)                                        Director
             17 Rhoda Street
             West Hempstead, NY  11552

          Keisuke Haraguchi                                         Vice President
             180 Maiden Lane
             New York, NY  10038

          David G. Stoeffel                                         Vice President
             180 Maiden Lane
             New York, NY  10038

          Kenneth L. Munt                                           Vice President
             180 Maiden Lane
             New York, NY  10038

          John J. Boretti                                           Secretary and
             180 Maiden Lane                                        Treasurer
             New York, NY  10038

---------------

(1)  Member of Audit Committee and Nominating Committee of the Board of
     Directors.


(2) "Interested Person" of the Jakarta Fund as defined in the Investment Company Act.


All of the directors and executive officers, as a group, of the Jakarta Fund, as of March 16, 2001, owned less than 1% of the outstanding shares of the Jakarta Fund.

         William G. Barker, Jr., 67, has been a consultant to the television industry since 1991.

         Nobuo Katayama, 53, has been President of the Jakarta Fund since 1999 and President and Director of NAM-U.S.A. since 1999. He was a Marketing Officer of NAM from 1997 to 1999 and a Director and Chief Portfolio Manager of NAM from 1993 to 1997.

         Chor Weng Tan, 64, is a Managing Director for Education, The American Society of Mechanical Engineering since 1991. He was a Director of Tround International, Inc. from 1984 to 1997.

         Arthur R. Taylor, 65, has been President of Muhlenberg College since 1992. He was Dean of the Faculty of Business of Fordham University from 1985 to 1992. He was Chairman of Arthur R. Taylor & Co. (investment firm) and Director of Louisiana Land & Exploration Company and Pitney Bowes, Inc. from 1982 to 1997.

         John F. Wallace, 72, was Vice President of the Jakarta Fund from
1997 to 2000 and Secretary and Treasurer of the Jakarta Fund from 1993 to 1997. He was Senior Vice President of NAM-U.S.A. from 1981 to 2000, Secretary from 1976 to 2000, Treasurer from 1984 to 2000 and Director from 1986 to 2000.

         Keisuke Haruguchi, 50, has been Senior Vice President and Director of NAM-U.S.A. since 1999 and Senior Manager of NAM from 1997 to 1998. He was Manager of The Nomura Securities Co., Ltd. ("Nomura") from 1994 to 1996.

         David G. Stoeffel, 42, has been Senior Vice President of NAM-U.S.A. since 1999 and Vice President of NAM-U.S.A. since 1998. He was the Eastern Division Manager of Brinson Funds from 1997 to 1998 and the Northeast Region Funds Coordinator of Prudential Investments from 1994 to 1997.

         Kenneth L. Munt, 54, has been Senior Vice President and Corporate Secretary of NAM-U.S.A. since 1999. He was Senior Vice President of Human Resources for NAM-U.S.A. and Middlesex Mutual Assurance Company from 1999 to 2000, Vice President of Human Resources for Mutual of Omaha from 1997 to 1999 and Assistant Vice President and Managing Director of Continental Insurance Corporation from 1982 to 1997.

         John J. Boretti, 48, has been Senior Vice President of NAM-U.S.A. since 1996 and Compliance Officer of NAM-U.S.A. since 1997. He was Vice President and Chief Financial Officer of Kidder Peabody Asset Management, Inc. and Kidder, Peabody Mutual Funds and Vice President of Kidder, Peabody & Co. Inc. from 1993 to 1995.

         The Indonesia Fund pays each of its directors who is not a director, officer, partner, co-partner or employee of CSAM or any affiliate thereof an annual retainer fee of $5,000 plus $500 for each Board of Directors meeting attended. In addition, the Indonesia Fund will reimburse those directors for travel and out-of-pocket expenses incurred in connection with Board of Directors meetings. The aggregate remuneration paid to directors by the Indonesia Fund during fiscal year 2000 was $25,500.


         NAM-U.S.A. pays all compensation of all Directors of the Jakarta Fund who are affiliated with NAM-U.S.A. or any of its affiliates. The Jakarta Fund pays to each Director not affiliated with NAM-U.S.A. a fee of $500 per meeting attended, together with such Director's actual out-of-pocket expenses relating to the attendance at meetings. Such fees and expenses aggregated $33,283 for the fiscal year ended March 31, 2000. The non-affiliated Directors of the Jakarta Fund have waived their annual retainer fees for 2001. The Jakarta Fund has paid affiliated Directors' out-of-pocket expenses in connection with attendance at meetings of the Board of Directors; such expenses aggregated $273 for the fiscal year ended March 31, 2000.

         The Articles of Incorporation and By-laws of each Fund provide that the Funds will indemnify directors and officers and may indemnify employees or agents of the Fund against liabilities and expenses incurred in connection with litigation in which they may be involved because of their positions with the Fund to the fullest extent permitted by law. In addition, each Fund's Articles of Incorporation provide that the Fund's directors and officers will not be liable to shareholders for money damages, except in limited instances.

         Each of the Non-interested Directors of the Indonesia Fund is also party to an Indemnification Agreement with the Fund providing for contractual rights of indemnity and advancement of expenses. However, nothing in the Articles of Incorporation, the By-laws or the Indemnification Agreement of the Indonesia Fund protects or indemnifies a director, officer, employee or agent against any liability to which such person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person's office. Insurance obtained by either Fund shall not protect or purport to protect officers or directors or the investment adviser of that Fund against any liability to the Fund or its shareholders to which they would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of their obligations and duties.

         INVESTMENT MANAGERS. CSAM, located at 466 Lexington Avenue, 16th Floor, New York, New York 10017, is the investment manager to the Indonesia Fund pursuant to an investment advisory agreement. NAM-U.S.A., located at 180 Maiden Lane, New York, New York 10038, is the investment manager to the Jakarta Fund pursuant to an investment management agreement. NAM-U.S.A. has retained NAM to act as the Jakarta Fund's investment adviser, and NAM, in turn, has retained NAM-Singapore to act as the Jakarta Fund's sub-adviser. The address of NAM-U.S.A. is 180 Maiden Lane, New York, New York 10038-4936. The address of NAM is 1-14, 2-chome, Nihonbashi, Chuo-ku, Tokyo 103-8260, Japan. The address of NAM-Singapore is 6 Battery Road 40-02, Singapore 049909.

         INFORMATION CONCERNING CSAM. CSAM is an indirect wholly-owned U.S. subsidiary of Credit Suisse Group. Credit Suisse Group is a global financial services company which provides a comprehensive range of banking and insurance products. As of December 31, 2000, Credit Suisse Group, through its institutional asset management and mutual fund division, had approximately $298 billion of global assets under management. The principal business address of Credit Suisse Group is Paradeplatz 8, CH 8070, Zurich, Switzerland.


         CSAM is a diversified asset manager, handling global equity, balanced, fixed income and derivative securities accounts for private individuals, as well as corporate pension and profit-sharing plans, state pension funds, union funds, endowments and other charitable institutions. As of December 31, 2000, CSAM-Americas managed approximately $9 billion in assets. CSAM is registered as an investment adviser under the Investment Advisers Act of 1940, or the Advisers Act.


         CSAM has sole investment discretion for the Indonesia Fund's assets under the supervision of the Fund's Board of Directors and in accordance with the Fund's stated policies. CSAM will select investments for the Fund and will place purchase and sale orders on behalf of the Fund. For information about the Fund's investment advisory fees, including amounts paid for the year ended December 31, 2000, see "Synopsis--Fees and Expenses--The Indonesia Fund".


         The following chart sets forth information with respect to name, address and principal occupations of the executive officer(s) and managing member(s) of CSAM. (Unless otherwise noted, the person's position at CSAM constitutes his/her principal occupation.) Each person's address is 466 Lexington Avenue, New York, New York 10017.


NAME                                                   POSITION WITH CSAM AND PRINCIPAL OCCUPATION
----                                                   -------------------------------------------
James P. McCaughan                                     Chief Executive Officer, Managing Director and Chairman of
                                                       the Management Committee

G. Moffett Cochran                                     President, Managing Director and Member of the Management
                                                       Committee

Martin Jaffe                                           Chief Financial Officer, Managing Director and Member of the
                                                       Management Committee

Laurence R. Smith                                      Global Chief Investment Officer, Managing Director and Member
                                                       of the Management Committee

Elizabeth B. Dater                                     Head of Emerging Growth Group, Managing Director and Member
                                                       of the Management Committee

Christopher F. Corapi                                  Head of Equity Research, Managing Director and Member of the
                                                       Management Committee

Sheila Scott                                           Managing Director and Member of the Management Committee

         In addition, Robert H. Hrabchak, the Indonesia Fund's Chief Investment Officer, Raoul Rayos, the Indonesia Fund's Investment Officer, Michael A. Pignataro, the Indonesia Fund's Chief Financial Officer and Secretary, Rocco A. Del Guercio, a Vice President of the Indonesia Fund, and Robert M. Rizza, the Indonesia Fund's Treasurer, are also employees of CSAM.

         INFORMATION CONCERNING NAM-U.S.A. NAM-U.S.A. has served as the management company for the Jakarta Fund since the Fund commenced operations in 1990. NAM-U.S.A. provides management and administrative services, including administering shareholder accounts and handling shareholder relations, to the Jakarta Fund. NAM-U.S.A. is a wholly-owned subsidiary of NAM and NAM is a subsidiary of Nomura.

         NAM-U.S.A. provides global investment advisory services, primarily with respect to Japanese and other Pacific Basin securities, for U.S. institutional clients. NAM-U.S.A. acts as one of the investment advisors to five other investment companies, three of which are U.S. registered investment companies.

         The following table sets forth the name, title and principal occupations of the principal executive officer and each director of NAM-U.S.A. at December 31, 2000.

NAME*                                    TITLE WITH NAM-U.S.A.                  PRESENT PRINCIPAL OCCUPATION
-----                                    ---------------------                  ----------------------------
Nobuo Katayama                           Director and President                 Director and President of NAM-U.S.A.
 .

Marti G. Subrahmanyam                    Director                               Professor of Finance and Economics,
                                                                                New York University, Leonard  N.
                                                                                Stern School of Business
                                                                                Administration

Keisuke Haruguchi                        Director, Senior Vice President and    Director, Senior Vice President of
                                         Treasurer                              NAM-U.S.A.

John J. Boretti                          Senior Vice President and Compliance   Senior Vice President and Compliance
                                         Officer                                Officer of NAM-U.S.A.

Michael A. Morrongiello                  Senior Vice President                  Senior Vice President of NAM-U.S.A.

Kenneth L. Munt                          Senior Vice President and Secretary    Senior Vice President and Secretary
                                                                                of NAM-U.S.A.
David G. Stoeffel                        Senior Vice President                  Senior Vice President of NAM-U.S.A.

Hiroyuki Nakano                          Vice President and Legal Officer       Vice President and Legal Officer of
                                                                                NAM-U.S.A.


-----------
*The address of Messrs. Katayama, Haruguchi, Boretti, Morrongiello, Munt, Stoeffel and Nakano is 180 Maiden Lane, New York, New York 10038. The address of Mr. Subrahmanyam is the New York University, Leonard N. Stern School of Business Administration, Henry Kaufman Management Center, 44 West Fourth Street, New York, New York 10012.

         Under the management agreement between the Jakarta Fund and NAM-U.S.A., NAM-U.S.A. agrees to provide, or arrange for the provision of, investment advisory and management services to the Fund, subject to the oversight and supervision of the Board of Directors of the Fund. In addition to the management of the Jakarta Fund's portfolio in accordance with the Fund's investment policies and the responsibility for making decisions to buy, sell or hold particular securities, NAM-U.S.A. is obligated to perform, or arrange for the performance of, the administrative and management services necessary for the operation of the Fund. NAM-U.S.A. is also obligated to provide all the office space, facilities, equipment and personnel necessary to perform its duties thereunder. Pursuant to such agreement, NAM-U.S.A. is authorized to retain NAM to act as an investment advisor for the Fund.

         INFORMATION CONCERNING NAM. NAM, the parent company of NAM-U.S.A., has served as the investment advisor for the Jakarta Fund since the Fund commenced operations in 1990. NAM is a subsidiary of Nomura, which is the largest securities company is Japan. NAM provides economic research, securities analysis and investment recommendations to the Jakarta Fund. NAM provides investment advisory services for Japanese and international clients. In addition to the Jakarta Fund, NAM acts as an investment advisor with respect to the following registered investment companies: Japan OTC Equity Fund, Inc., Korea Equity Fund, Inc., and Nomura Pacific Basin Fund, Inc.



         The following table sets forth the name, title and principal occupation of the principal executive officers of NAM at March 31, 2000.


Name*                         Title With NAM                             Present Principal Occupation
-----                         --------------                             ----------------------------
Akira Kiyokawa                President and CEO                          President and CEO of NAM

Atsushi Kinebuchi             Executive Vice President                   Executive Vice President of NAM

Takanori Tanabe               Director and Principal Executive Officer   Director and Principal Executive Officer of NAM

Hisaaki Hino                  Director and Principal Executive Officer   Director and Principal Executive Officer of NAM

Akio Nakaniwa                 Director and Senior Executive Officer      Director and Senior Executive Officer of NAM

Takanori Shimizu              Director and Senior Executive Officer      Director and Senior Executive Officer of NAM

Masato Tanaka                 Director and Senior Executive Officer      Director and Senior Executive Officer of NAM

Haruo Miyako                  Senior Executive Officer                   Senior Executive Officer of NAM

Takahide Mizuno               Senior Executive Officer                   Senior Executive Officer of NAM

Yukio Suzuki                  Senior Executive Officer                   Senior Executive Officer of NAM

Yasunobu Watase               Senior Executive Officer                   Senior Executive Officer of NAM

Shigeru Fujinuma              Executive Officer                          Executive Officer of NAM

Takashi Harino                Executive Officer                          Executive Officer of NAM

Masami Kitaoka                Executive Officer                          Executive Officer of NAM

Norio Kinoshita               Executive Officer                          Executive Officer of NAM

Takahisa Matsuura             Executive Officer                          Executive Officer of NAM

Mitsunori Minamio             Executive Officer                          Executive Officer of NAM

Yuji Miyachi                  Executive Officer                          Executive Officer of NAM

Hirokatsu Ogawa               Executive Officer                          Executive Officer of NAM

Toshiki Sada                  Executive Officer                          Executive Officer of NAM

Hideyuki Suzuki               Executive Officer                          Executive Officer of NAM

Kazuhiro Yamashita            Executive Officer                          Executive Officer of NAM

-----------------
*The address of the principal executive officer and each director is 1-14, 2-chome, Nihonbashi, Chuo-ku, Tokyo 103-8260, Japan.

         NAM-Singapore, an affiliate of NAM-U.S.A., has served as the investment sub-adviser for the Fund since November 1996. NAM-Singapore is a subsidiary of NAM. NAM-Singapore provides economic research, securities analysis and investment recommendations to the Fund.

         INFORMATION CONCERNING NAM-SINGAPORE. NAM-Singapore, an affiliate of NAM-U.S.A., has served as the investment sub-adviser for the Jakarta Fund since November 1996. NAM-Singapore is a subsidiary of NAM. NAM-Singapore provides economic research, securities analysis and investment recommendations to the Jakarta Fund. NAM-Singapore provides investment advisory services for Japanese and international clients. In addition to the Jakarta Fund, NAM-Singapore acts as an investment advisor to Nomura Pacific Basin Fund, Inc. (a registered investment company).


         The following table sets forth the name, title and principal occupation of the principal executive officers of NAM-Singapore at December 31, 2000.


NAME*                                    TITLE WITH NAM-SINGAPORE               PRESENT PRINCIPAL OCCUPATION
-----                                    ------------------------               ----------------------------
Yoshimitsu Matsuki                       Managing Director                      Managing Director of NAM-Singapore
Hirokazu Maki                            Director                               Director of NAM-Singapore

-----------------
*The address of the principal executive officer and each director is 6 Battery Road, 40-02 Singapore 049909.

         PORTFOLIO MANAGEMENT. Robert H. Hrabchak, who is a Director of CSAM is primarily responsible for management of the Indonesia Fund's assets. Mr. Hrabchak is assisted by Raoul Rayos who is a Vice President of CSAM. Nobuo Katayama is responsible for management of the Jakarta Fund's assets.

         ADMINISTRATOR. Bear Stearns Funds Management Inc. serves as the Indonesia Fund's administrator pursuant to an administrative agreement with the Fund. BSFM is located at 575 Lexington Avenue, New York, New York 10022.
 For information about fees paid to BSFM, see "Synopsis--Fees and Expenses--The Indonesia Fund."

         BSFM provides office facilities and personnel adequate to perform the following services for the Indonesia Fund:

     - oversight of the determination and publication of the Indonesia Fund's net asset value in accordance with the Fund's policy as adopted from time to time by the Board of Directors,

     - maintenance of the books and records of the Indonesia Fund as required under the Investment Company Act,

     - preparation of the Indonesia Fund's U.S. federal, state and local income tax returns,

     - preparation of financial information for the Indonesia Fund's proxy statements and semiannual and annual reports to shareholders, and

     -   preparation of certain of the Indonesia Fund's reports to the SEC.


         As of December 31, 2000, BSFM provided accounting and/or administrative services for 29 investment companies and investment partnerships, with combined total assets of approximately $5.1 billion.


         The Indonesia Fund has also retained CSAM to provide certain administrative and shareholder services to the Fund that are not provided by BSFM, subject to the supervision and direction of the Board of Directors of the Fund pursuant to an administrative services agreement with CSAM. These services include:

     - furnishing certain internal executive and administrative services, responding to shareholder inquiries,

     - acting as liaison between the Indonesia Fund and its various service providers,

     - furnishing corporate secretarial services, which include assisting in the preparation of materials for meetings of the Board of Directors,

     - coordinating the preparation of proxy statements, reports to shareholders and filings with state blue sky authorities,

     -   assisting in the preparation of tax returns, and

     - generally assisting in monitoring and developing compliance procedures for the Indonesia Fund.


         CSAM is reimbursed by the Indonesia Fund for costs incurred on behalf of the Fund (up to $20,000 per annum). Costs incurred on behalf of two or more funds for which CSAM provides administrative and shareholder services are apportioned among such funds according to their respective net asset values. The Indonesia Fund also reimburses CSAM for any out-of-pocket expenses in providing these services to the Fund, including postage, telephone and other telecommunications charges and duplicating costs. For information regarding fees paid to CSAM for administrative services for the year ended December 31, 2000, see "Synopsis--Fees and Expenses--The Indonesia Fund."


         ESTIMATED EXPENSES. Except as otherwise provided in the various services agreements, CSAM, BSFM and NAM-U.S.A. are each obligated to pay expenses associated with providing the services contemplated by the agreements to which they are parties, including compensation of and office space for their respective officers and employees connected with investment and economic research, trading and investment management and administration of each Fund, as well as the fees of all directors of each Fund who are affiliated with those companies or any of their affiliates. Each Fund pays all other expenses incurred in the operation of that Fund including, among other things:

     -   expenses for legal and independent accountants' services,

     - costs of printing proxies, stock certificates and shareholder reports,

     - charges of the custodians, any sub-custodians and the transfer and dividend-paying agent's expenses in connection with the Fund's Dividend Reinvestment and Cash Purchase Plan,

     -   U.S. SEC fees and fees of Indonesian regulatory bodies,

     -   fees and expenses of unaffiliated directors,

     -   accounting and pricing costs,

     -   membership fees in trade associations,

     -   fidelity bond coverage for the Fund's officers and employees,

     -   directors' and officers' errors and omissions insurance coverage,

     -   interest,

     -   brokerage costs and stock exchange fees,

     -   taxes,

     -   stock exchange listing fees and expenses,

     - expenses of qualifying the Fund's shares for sale in various states and foreign jurisdictions,

     -   litigation, and

     - other extraordinary or non-recurring expenses and other expenses properly payable by the Fund.


         PORTFOLIO MANAGERS. If the Reorganization is consummated, it is anticipated that Robert H. Hrabchak will continue as the Chief Investment Officer of the Indonesia Fund. For more information regarding Mr. Hrabchak, see "--Directors and Principal Officers."


         CUSTODIAN. Brown Brothers Harriman & Co., 40 Water Street, Boston, MA 02109, is the custodian for both Funds' U.S. and foreign assets.

         TRANSFER AGENT AND REGISTRAR. BankBoston, N.A. c/o EquiServe, L.P., P.O. Box 1865, Mail Stop 45-02-62, Boston, MA 02105 acts as the transfer agent and registrar of the Indonesia

Fund. State Street Bank and Trust Company, P.O. Box 8209, Boston, Massachusetts 02266-8209, acts as dividend paying agent, transfer agent and registrar for the Jakarta Fund.


         PROXY SOLICITOR. Each Fund has retained Georgeson Shareholder Communications, a proxy solicitation firm, to assist the Funds in soliciting proxies from shareholders. Georgeson Shareholder Communications will contact individual shareholders of record, beneficial owners and banks, brokers and other nominee shareholders. In return for its services, Georgeson Shareholder Communications is entitled to receive $5,000 and reimbursements for its reasonable expenses.



         CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES. Based on filings made with the SEC, no person beneficially owned 5% or more of the shares of common stock of the Indonesia Fund because they possessed or shared voting or investment power with respect to the shares of that Fund.



         The following table shows certain information based on filings made with the SEC concerning persons who may be deemed beneficial owners of 5% or more of the shares of common stock of the Jakarta Fund because they possessed or shared voting or investment power with respect to the shares of that Fund:



                                                   NUMBER OF SHARES
                                                   BENEFICIALLY          PERCENT
FUND             NAME AND ADDRESS                  OWNED                 OF SHARES
----             ----------------                  -----                 ---------
Jakarta Fund     Sarasin Asset Managment           468,354               9.3%
                 Sarasin House
                 37-39 St. Andrew's Hill
                 London, England EC4V500

                 Allied Dunbar Assurance plc       265,800               5.3%
                 Allied Dunbar Centre
                 Swindon, England SN1 1EZ and
                 Treadneedle Investment
                 Managers Limited
                 60 St. Mary Axe
                 London, England EC3A 8JQ

                                     EXPERTS


         At a meeting held on February 9, 2001, the Indonesia Fund's Board, including those directors who are not "interested persons" of the Indonesia Fund, approved the selection of PricewaterhouseCoopers LLP ("PwC"), located at Two Commerce Square, Suite 1700, 2001 Market Street, Philadelphia, PA 19103, as the Indonesia Fund's independent public accountants for the fiscal year ending December 31, 2001. PwC has been the Indonesia Fund's independent public accountants since the Indonesia Fund commenced operations in 1990, and has informed the Fund that it has no material direct or indirect financial interest in the Fund. A representative of PwC will be available by telephone at the meeting and will have the opportunity to make a statement if the representative so desires and will be available to respond to appropriate questions.



         The Jakarta Fund has selected PwC, located at 1177 Avenue of the Americas, New York, New York 10036-2798, as its independent accountants who will audit its financial statements.


                                  REQUIRED VOTE


         As the Reorganization is expected to result in the issuance of a number of shares of the Indonesia Fund in excess of 20% of the Indonesia Fund's outstanding shares of common stock, the NYSE listing rules (but not Maryland law) require that the Reorganization be approved by the shareholders of the Indonesia Fund. The shareholder vote required by the NYSE rules is a majority of the votes cast by Indonesia Fund shareholders, provided also that the total number of votes cast represents at least a majority of the outstanding shares of common stock of the Indonesia Fund. Under Maryland law and the Jakarta Fund's charter, a majority of the outstanding shares of the Jakarta Fund must approve Proposal 1. Subject to such approval, the Reorganization is currently scheduled to be consummated promptly after the meetings. The Board of Directors of each Fund recommends that the shareholders of each Fund vote in favor of this Proposal 1.



                                LEGAL PROCEEDINGS

         There are currently no material legal proceedings to which the Funds are a party.


                                 LEGAL OPINIONS


         Certain legal matters in connection with the Reorganization will be passed upon for the Indonesia Fund by Willkie Farr & Gallagher and for the Jakarta Fund by Brown & Wood LLP. As to certain matters of Maryland law, Willkie Farr & Gallagher will rely on the opinion of Venable, Baetjer and Howard, LLP.

                 PROPOSAL 2 (INDONESIA FUND SHAREHOLDERS ONLY):
                              ELECTION OF DIRECTORS


         BACKGROUND. At the meeting, two (2) Directors will be elected to hold office until the next annual meeting of shareholders following their election and until their respective successors are elected and qualified.


         The Board is divided into three classes, each class having a term of no more than three years. Each year the term of office of one class expires and the successor or successors elected to such class will serve for a three-year term.


         Richard H. Francis, a director whose current term expires on the date of this meeting, has been nominated for a three-year term to expire at the 2004 Annual Meeting of Shareholders. Mr. Francis currently serves as a director of the Fund. Mr. Francis has served as a director since 1990. James P. McCaughan was elected as a Director of the Fund at a meeting of the Board of Directors held on February 9, 2001 for a one-year term to expire at the 2002 Annual Meeting of Shareholders subject to his election by the shareholders at this meeting.


         Each nominee has indicated an intention to continue to serve if elected and has consented to being named in this Proxy Statement.


         The Board of Directors has no reason to believe that any of the nominees named above will become unavailable for election as a Director, but if that should occur before the meeting, proxies will be voted for such persons as the Board may recommend.


         If the Reorganization is consummated, the Directors of the Indonesia Fund will remain as Directors of the Fund.


         During the year ended December 31, 2000, each director who was not a director, officer, partner, co-partner or employee of CSAM, the Administrator, or any affiliate thereof, received an annual fee of $5,000 and $500 for each meeting of the Board attended by him and was reimbursed for expenses incurred in connection with his attendance at the Board meetings. The total remuneration paid or accrued by the Indonesia Fund during the year ended December 31, 2000 to all such unaffiliated directors was $25,500.


         During the year ended December 31, 2000, the Board convened seven times. Each Director, except Mr. Priest, attended seventy-five percent or more of the aggregate number of meetings of the Board and committees on which he served held during the period for which he was a Director.


         The Board has an Audit Committee. Messrs. Arzac, Fox and Francis constitute the Indonesia Fund's Audit Committee, which is composed of directors who are not "interested persons" of the Indonesia Fund and who are independent (as such term is defined by the New York Stock Exchange's listing standards). The Audit Committee met twice during the fiscal year ended December 31, 2000. All Audit Committee members were present at both meetings. Messrs. Arzac, Fox and Francis also constitute the Indonesia Fund's Nominating Committee, which is composed of directors who are not interested persons of the Indonesia Fund. The Nominating Committee did not meet during the fiscal year ended December 31, 2000. The

Nominating Committee selects and nominates new non-interested directors. The Nominating Committee will consider nominees recommended by shareholders should a vacancy arise. Recommendations should be submitted to the Nominating Committee in care of the Secretary of the Indonesia Fund. The Indonesia Fund does not have a compensation committee. Messrs. Arzac, Fox and Francis also constitute the Valuation Committee, which reviews prices of illiquid or restricted securities held by the Indonesia Fund.



         AUDIT COMMITTEE REPORT


         Pursuant to the Audit Committee Charter adopted by the Indonesia Fund's Board (a copy of which is attached to this Joint Proxy Statement/Prospectus as an appendix, the Audit Committee is responsible for conferring with the Indonesia Fund's independent public accountants, reviewing annual financial statements and recommending the selection of the Indonesia Fund's independent public accountants. The Audit Committee advises the full Board with respect to accounting, auditing and financial matters affecting the Indonesia Fund. The Audit Committee has met with Fund management to discuss, among other things, the Indonesia Fund's audited financial statements for the year ended December 31, 2000. The Audit Committee has also met with PwC, the Indonesia Fund's independent public accountants, and discussed with them certain matters required under SAS 61 including, but not limited to, the scope of the Indonesia Fund's audit, the Indonesia Fund's financial statements and the Indonesia Fund's accounting controls. The Audit Committee has received the written disclosures and the letter from PwC required by Independence Standards Board Standard No. 1. The Audit Committee has discussed with PwC their independence and has considered whether the provision of services by PwC to the Fund and to CSAM, as more fully described below, was compatible with maintaining PwC's independence. Based upon these reviews and discussions, the Audit Committee recommended to the Board that the Indonesia Fund's audited financial statements be included in the Indonesia Fund's 2000 Annual Report to shareholders for the year ended December 31, 2000 and be mailed to shareholders and filed with the Securities and Exchange Commission.



         THE AUDIT COMMITTEE
         THE INDONESIA FUND, INC.


               Enrique R. Arzac                      Richard H. Francis
               Lawrence J. Fox


         The following table shows the aggregate fees PwC billed to the Indonesia Fund and to CSAM for its professional services rendered for the fiscal year ended December 31, 2000.


-----------------------------------------------------------------------
                                          Indonesia
                                          ---------
                                             Fund                CSAM
                                            ------              ------
-----------------------------------------------------------------------
Audit Fees                                 $32,800                0
-----------------------------------------------------------------------
Financial Information Systems Design and
Implementation Fees                              0                0
-----------------------------------------------------------------------
All Other Fees                             $ 4,500         $2,190,000*
-----------------------------------------------------------------------


--------------------

* Includes $250,000 for attestation services in connection with the Association of Investment Management and Research Performance Presentation Standards ("AIMR"); $35,000 for consulting related to the initial adoption of AIMR.


         The following table shows certain compensation information for the directors of the Indonesia Fund for the fiscal year ended December 31, 2000. All executive officers of the Indonesia Fund are employees of and are compensated by CSAM. None of the Fund's executive officers or directors who are also officers or directors of CSAM received any compensation from the Indonesia Fund for such period. The Indonesia Fund has no bonus, profit sharing, pension or retirement plans.


                                                       PENSION OR                                        TOTAL NUMBER
                                                       RETIREMENT     ESTIMATED                          OF BOARDS OF
                                                        BENEFITS        ANNUAL      TOTAL COMPENSATION   CSAM-ADVISED
                                    AGGREGATE          ACCRUED AS      BENEFITS     FROM FUND AND FUND    INVESTMENT
                                 COMPENSATION FROM    PART OF FUND       UPON         COMPLEX PAID TO      COMPANIES
NAME OF DIRECTOR                       FUND             EXPENSES      RETIREMENT         DIRECTORS        SERVED (1)
Dr. Enrique Arzac                   $8,500                 0               0            $118,121               8
Lawrence J. Fox                      8,500                 0               0              41,500               3
Richard H. Francis                   8,500                 0               0              90,250              46


-----------------
(1)      Includes the Indonesia Fund


         Mr. McCaughan is the Chairman of the Board and President of the Indonesia Fund and was appointed to such positions on February 9, 2001. Mr. Hrabchak has been Chief Investment Officer of the Indonesia Fund since November 17, 1998. Mr. Rayos has been an Investment Officer of the Indonesia Fund since November 17, 1999. Mr. Liebes was elected Senior Vice President of the Indonesia Fund on August 6, 1997. Mr. Pignataro was elected Secretary of the Indonesia Fund on February 5, 1997, having previously held another position with the Indonesia Fund since 1990.


         Each executive officer of the Indonesia Fund will hold office until the meeting and until his successor has been elected. For more biographical information about the executive officers of the Indonesia Fund, see "Proposal 1 (Both Funds): Approval of the Agreement and Plan of Reorganization Pursuant to Which the Indonesia Fund Will Acquire Substantially All of the Assets and assume all of the Liabilities of the Jakarta Fund -- Management of the Fund -- Directors and Principal Officers."


         By virtue of the responsibilities assumed by CSAM, the Indonesia Fund itself requires no employees other than its officers, and none of its officers devotes full-time responsibilities to the affairs of the Indonesia Fund. All officers are employees of and are compensated by CSAM and do not receive any compensation from the Indonesia Fund.


         SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE


         Section 16(a) of the Securities Exchange Act and Section 30(f) of the Investment Company Act require the Indonesia Fund's officers and directors, officers and directors of the investment adviser, affiliated persons of the investment adviser, and persons who beneficially own more than ten percent of the Indonesia Fund's shares, to file reports of ownership with the Securities and Exchange Commission, the NYSE and the Fund. Based solely upon its review of the copies of such forms received by it and written representations from such persons, the Fund believes that, for the fiscal year ended December 31, 2000, all filing requirements applicable to such persons were complied with.


         REQUIRED SHAREHOLDER VOTE


         Approval of the election of each nominee as Director of the Fund requires the affirmative vote of a plurality of the votes cast on the matter at the annual meeting of the Fund in person or by proxy.


         THE BOARD OF DIRECTORS, INCLUDING THE "NON-INTERESTED" DIRECTORS, RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE RE-ELECTION OF MESSRS. FRANCIS AND MCCAUGHAN FOR DIRECTOR.


                             ADDITIONAL INFORMATION


         The Proxy Statement/Prospectus does not contain all of the information set forth in the registration statements and the exhibits relating thereto which the Funds have filed with the Commission, under the Securities Act and the Investment Company Act, to which reference is hereby made.


         The Funds are subject to the informational requirements of the Securities Exchange Act and in accordance therewith, file reports and other information with the SEC. Reports, proxy statements, registration statements and other information filed by the Funds can be inspected and copied at the Public Reference Room of the SEC in Washington, D.C. and at the New York Regional Office of the SEC at Seven World Trade Center, New York, New York 10048. Information on the operation of the Public Reference Room may be obtained by calling the SEC at (202) 942-8090. Reports and other information about the Funds are available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov. Copies of such materials also may be obtained, at prescribed rates, by electronic request at publicinfo@sec.gov , or by writing the SEC's Public Reference Section, Securities and Exchange Commission, Washington, D.C. 20549-0102.


         PROPOSALS OF SHAREHOLDERS. A shareholder desiring to submit a proposal for inclusion in either Fund's proxy material for a shareholder meeting subsequent to the annual or special meeting, if any, must be a record or beneficial owner of at least 1% of the outstanding shares of common stock of that Fund or shares of that Fund with a market value of $2,000 entitled to be voted at the meeting and must have held such shares for at least one year. Further, the shareholder must continue to hold such shares through the date on which the meeting is held. Documentary support regarding the foregoing must be provided along with the proposal. Shareholders of the Indonesia Fund in accordance with the Indonesia Fund's By-laws must further give timely notice thereof in writing to the Secretary of the Indonesia Fund. To be timely, such notice must be delivered to or mailed and received at the principal executive offices of the Indonesia Fund not later than 45 days before the date in the then current year corresponding to the date on which the Indonesia Fund first mailed its notice and proxy materials for the annual meeting held in the prior year. However, in the event that the date of the annual meeting is advanced or delayed by more than 30 days from the first anniversary of the preceding year's annual meeting, the Indonesia Fund must receive notice from a shareholder not later than the close of business on the 10th day following the day on which notice or public announcement of the date of the annual meeting was given or made. There are additional requirements regarding proposals of the shareholders, and a shareholder contemplating submission of a proposal is referred to Rule 14a-8 promulgated under the Securities Exchange Act. Shareholders who meet the above conditions and desire to submit a written proposal to the next annual meeting of shareholders, should send their written proposals to the Indonesia Fund c/o Credit Suisse Asset Management, LLC, 466 Lexington Avenue, 16th Floor, New York, New York 10017, or to the Jakarta Fund c/o Nomura Asset Management U.S.A. Inc., 180 Maiden Lane, New York, New York 10038-4936, by [_______], 2002 (with respect to the Indonesia
Fund) and by [________, 2001] (with respect to the Jakarta Fund). The timely submission of a proposal does not guarantee its inclusion in either Fund's proxy materials.


         OTHER MATTERS TO COME BEFORE THE MEETING. The Board of Directors of each Fund is not aware of any matters that will be presented for action at the meetings other than the matters set forth herein. Should any other matters requiring a vote of shareholders arise, the proxy in the accompanying form will confer upon the person or persons entitled to vote the shares represented by such proxy the discretionary authority to vote the shares as to any such other matters in their discretion in the interest of the respective Fund. PLEASE COMPLETE, SIGN AND RETURN THE ENCLOSED PROXY CARD(S) PROMPTLY. NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES.



By order of the Board of Directors of The Indonesia Fund, Inc.

Michael A. Pignataro
Chief Financial Officer and Secretary, The Indonesia Fund, Inc.

By order of the Board of Directors of Jakarta Growth Fund, Inc.


John J. Boretti
Secretary, Jakarta Growth Fund, Inc.

                                    EXHIBIT A

                                     FORM OF

                      AGREEMENT AND PLAN OF REORGANIZATION

                    AGREEMENT AND PLAN OF REORGANIZATION

                                   BETWEEN

                          JAKARTA GROWTH FUND, INC.

                                     AND

                          THE INDONESIA FUND, INC.

                         DATED AS OF MARCH 29, 2001

                                TABLE OF CONTENTS

1.       DEFINITIONS..............................................................................................1

2.       BASIC TRANSACTION........................................................................................1

         2.1.     The Reorganization..............................................................................1

         2.2.     Transferred Assets..............................................................................1

         2.3.     Transferred Liabilities.........................................................................2

         2.4.     Articles of Transfer............................................................................2

         2.5.     Liquidation and Dissolution.....................................................................2

3.       CLOSING AND EFFECTIVE DATE...............................................................................2

         3.1.     Effective Date..................................................................................2

         3.2.     Actions at Closing..............................................................................2

         3.3.     Closing on Business Day.........................................................................3

4.       REPRESENTATIONS AND WARRANTIES OF JAKARTA GROWTH FUND, INC...............................................3

         4.1.     Organization....................................................................................3

         4.2.     Registrations and Qualifications................................................................3

         4.3.     Regulatory Consents and Approvals...............................................................3

         4.4.     Noncontravention................................................................................3

         4.5.     Financial Statements............................................................................4

         4.6.     Title to Assets.................................................................................4

         4.7.     Annual Report...................................................................................4

         4.8.     Qualification, Corporate Power, Authorization of Transaction....................................4

         4.9.     Legal Compliance................................................................................5

         4.10.    Material Contracts..............................................................................5

         4.11.    Undisclosed Liabilities.........................................................................5

         4.12.    Tax Filings.....................................................................................5

         4.13.    Qualification Under Subchapter M................................................................5

         4.14.    Form N-14.......................................................................................6

         4.15.    Capitalization..................................................................................6

         4.16.    Books and Records...............................................................................6

         4.17.    Indonesia Fund Shares...........................................................................6

         4.18.    No Finder's Fees................................................................................6

5.       REPRESENTATIONS AND WARRANTIES OF THE INDONESIA FUND, INC................................................7

         5.1.     Organization....................................................................................7

         5.2.     Registrations and Qualifications................................................................7

         5.3.     Regulatory Consents and Approvals...............................................................7

         5.4.     Noncontravention................................................................................7

         5.5.     Financial Statements............................................................................7

         5.6.     Annual Report...................................................................................8

         5.7.     Qualification, Corporate Power, Authorization of Transaction....................................8

         5.8.     Legal Compliance................................................................................8

         5.9.     Material Contracts..............................................................................8

         5.10.    Undisclosed Liabilities.........................................................................8

         5.11.    Tax Filings.....................................................................................8

         5.12.    Qualification Under Subchapter M................................................................9

         5.13.    Form N-14.......................................................................................9

         5.14.    Capitalization..................................................................................9

         5.15.    Books and Records...............................................................................9

         5.16.    No Finder's Fees................................................................................9

6.       VALUATION OF THE ASSETS OF THE JAKARTA GROWTH FUND, INC. AND THE ISSUANCE OF THE INDONESIA FUND,
         INC. COMMON STOCK THEREFOR..............................................................................10

         6.1.     Valuation......................................................................................10

         6.2.     Exchange of Certificates Representing the Jakarta Growth Fund, Inc.
                  Common Stock...................................................................................10

7.       COVENANTS OF THE PARTIES................................................................................12

         7.1.     Shareholders' Meetings.........................................................................12

         7.2.     Operations in the Normal Course................................................................13

         7.3.     Articles of Transfer...........................................................................13

         7.4.     Regulatory Filings.............................................................................13

         7.5.     Preservation of Assets.........................................................................13

         7.6.     Tax Matters....................................................................................13

         7.7.     Shareholder List...............................................................................14

         7.8.     Delisting and Termination of Registration as an Investment Company.............................14

         7.9.     Indemnification................................................................................14

         7.10.    Applicability of Maryland Business Combination Act.............................................15

         7.11.    Transfer Taxes.................................................................................15

         7.12.    Reporting......................................................................................15

8.       CONDITIONS PRECEDENT TO OBLIGATIONS OF THE INDONESIA FUND, INC..........................................16

         8.1.     Approval of Reorganization; Appraisal Rights...................................................16

         8.2.     Certificates and Statements by the Jakarta Growth Fund, Inc....................................16

         8.3.     Absence of Litigation..........................................................................17

         8.4.     Legal Opinions.................................................................................17

         8.5.     Auditor's Consent and Certification............................................................19

         8.6.     Liabilities....................................................................................19

         8.7.     Effectiveness of Registration Statement........................................................19

         8.8.     Regulatory Filings.............................................................................19

         8.9.     Administrative Rulings, Proceedings............................................................20

         8.10.    Dividends......................................................................................20

         8.11.    Custodian's Certificate........................................................................20

         8.12.    Books and Records..............................................................................20

9.       CONDITIONS PRECEDENT TO THE OBLIGATIONS OF JAKARTA GROWTH FUND, INC.....................................20

         9.1.     Approval of Reorganization.....................................................................20

         9.2.     Certificates and Statements by the Indonesia Fund, Inc.........................................20

         9.3.     Absence of Litigation..........................................................................21

         9.4.     Legal Opinions.................................................................................21

         9.5.     Auditor's Consent and Certification............................................................23

         9.6.     Effectiveness of Registration Statement........................................................24

         9.7.     Regulatory Filings.............................................................................24

         9.8.     Satisfaction of the Jakarta Growth Fund, Inc...................................................24

10.      PAYMENT OF EXPENSES.....................................................................................24

         10.1.    Allocation.....................................................................................24

11.      COOPERATION FOLLOWING EFFECTIVE DATE....................................................................25

12.      INDEMNIFICATION.........................................................................................25

         12.1.    Jakarta Growth Fund, Inc.......................................................................25

         12.2.    The Indonesia Fund, Inc........................................................................25

13.      TERMINATION, POSTPONEMENT AND WAIVERS...................................................................26

         13.1.    Termination....................................................................................26

         13.2.    Waiver.........................................................................................26

         13.3.    Expiration of Representations and Warranties...................................................26

14.      MISCELLANEOUS...........................................................................................27

         14.1.    Transfer Restriction...........................................................................27

         14.2.    Material Provisions............................................................................27

         14.3.    Notices........................................................................................27

         14.4.    Amendments.....................................................................................29

         14.5.    Headings.......................................................................................29

         14.6.    Counterparts...................................................................................29

         14.7.    Enforceability.................................................................................29

         14.8.    Successors and Assigns.........................................................................29

         14.9.    Governing Law..................................................................................29

          THIS AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") is made as of this 29th day of March, 2001, between Jakarta Growth Fund, Inc. (the "Target Fund" or the "Jakarta Fund"), a Maryland corporation and a registered investment company under the Investment Company Act of 1940, as amended (the "1940 Act"), and The Indonesia Fund, Inc. (the "Acquiring Fund" or the "Indonesia Fund" and, together with the Target Fund, the "Parties"), a Maryland corporation and a registered investment company under the 1940 Act.



          WHEREAS, this agreement contemplates a tax-free transaction which qualifies for federal income tax purposes as a reorganization within the meaning of Section 368(a)(1) of the Internal Revenue Code of 1986, as amended (the "Code").


          NOW, THEREFORE, in consideration of the covenants and agreements hereinafter set forth, the Parties hereto agree as follows:

          1.  DEFINITIONS

          Certain capitalized terms used in this Agreement are specifically defined herein.

          2.  BASIC TRANSACTION



          2.1. THE REORGANIZATION. The reorganization will consist of the acquisition by the Indonesia Fund of substantially all of the assets of the Jakarta Fund and the assumption by the Indonesia Fund of all of the liabilities of the Jakarta Fund in exchange for shares of common stock of the Indonesia Fund ("Indonesia Fund Shares") and cash in lieu of fractional shares, and the distribution of Indonesia Fund Shares and cash in lieu of fractional shares to the shareholders of the Jakarta Fund in liquidation of the Jakarta Fund, all upon the terms and conditions set forth in this Agreement. Subject to the terms and conditions herein set forth and on the basis of the representations and warranties contained herein, the Jakarta Fund agrees to transfer substantially all of its assets as set forth in paragraph 2.2 to the Indonesia Fund, and the Indonesia Fund agrees in exchange therefor: (i) to deliver to the Jakarta Fund the number of full Indonesia Fund Shares determined in accordance with paragraph 6.1(b) and cash in lieu of fractional shares as provided in paragraph 6.1(c); and (ii) to assume all of the liabilities of the Jakarta Fund. Such transaction shall take place at the closing provided for in paragraph 3.1 (the "Closing"). Any objecting shareholder of the Jakarta Fund will have the rights of objecting shareholders in accordance with Title 3, Subtitle 2 of the Maryland General Corporation Law. The Effective Date and the Business Day prior to it must each be a day on which the Boston Stock Exchange (the "BSE") and the New York Stock Exchange (the "NYSE") are open for trading (a "Business Day").




          The parties intend that the Reorganization qualify as a reorganization under Section 368(a)(1)(C) of the Code.



          2.2. TRANSFERRED ASSETS. The assets of the Jakarta Fund to be acquired by the Indonesia Fund shall consist of all property including, without limitation, all cash, securities and dividend or interest receivables that are owned by the Jakarta Fund and any deferred or prepaid expenses shown as an asset on the books of the Jakarta Fund on the effective date provided in paragraph 3.1 (the "Effective Date").

          2.3.  TRANSFERRED LIABILITIES.



          (a) The liabilities assumed by the Indonesia Fund shall include all of the Jakarta Fund's liabilities, debts, obligations, and duties of whatever kind or nature, whether absolute, accrued, contingent or otherwise, whether or not arising in the ordinary course of business, whether or not determinable at the not determinable at the Effective Date, and whether or not specifically referred to in this Agreement.



          (b) The Jakarta Fund will endeavor to discharge all of its known liabilities and obligations prior to the Effective Date, other than those liabilities and obligations which would otherwise be discharged at a later date in the ordinary course of business.



          2.4. ARTICLES OF TRANSFER. On the Effective Date, pursuant to articles of transfer ("Articles of Transfer") accepted for record by the State Department of Assessments and Taxation of Maryland (the "Department"), the Jakarta Fund shall assign, transfer, deliver and convey substantially all of its assets as forth in paragraph 2.2 to the Indonesia Fund, subject to all of its liabilities. The Indonesia Fund shall then accept the assets and assume the liabilities such that at and after such time (i) the assets shall become and be the assets of the Indonesia Fund, and (ii) the liabilities shall attach to the Indonesia Fund, and be enforceable against the Indonesia Fund to the same extent as if initially incurred by the Indonesia Fund.



          2.5. LIQUIDATION AND DISSOLUTION. As soon on or after the Effective Date as is conveniently practicable (the "Liquidation Date"), the Jakarta Fund will liquidate and distribute pro rata to its shareholders of record determined as of the Effective Date (the "Jakarta Fund Shareholders") the Indonesia Fund Shares and cash it receives pursuant to paragraph 2.1. Thereafter, the Jakarta Fund will dissolve in accordance with Maryland law.



          3.  CLOSING AND EFFECTIVE DATE



          3.1. EFFECTIVE DATE. The Effective Date for the Reorganization shall be the third Business Day after all conditions to closing have been satisfied or waived, or such other date as the parties to the Reorganization may agree to in writing. All acts taking place at the Closing shall be deemed to take place simultaneously as of the Effective Date unless otherwise provided. The Closing shall be held as of 9:00 a.m., at the offices of Willkie Farr & Gallagher, 787 Seventh Avenue, New York, New York, or at such other time and/or place as the parties may agree.



          3.2. ACTIONS AT CLOSING. At the Closing, (i) the Jakarta Fund shall deliver to the Indonesia Fund the various certificates and documents referred to in Article 8 below, (ii) the Indonesia Fund shall deliver to the Jakarta Fund the various certificates and documents referred to in Article 9 below, and
(iii) the Jakarta Fund and the Indonesia Fund shall file jointly Articles of Transfer with the Department and make all other filings or recordings required by Maryland law in connection with the Reorganization. The custodian for the Jakarta Fund (the "Custodian") shall deliver at the Closing a certificate of an authorized officer stating that: (a) the Jakarta Fund's portfolio securities, cash and any other assets have been delivered in proper form to the Indonesia Fund on the Effective Date and (b) all necessary taxes, including all applicable federal and state stock transfer stamps, if any, have been paid, or provision for payment has been made, in conjunction with the delivery of such portfolio securities.






          3.3. CLOSING ON BUSINESS DAY. In the event that on the Valuation Date (as defined in Section 6.1(a)) (a) the BSE, the NYSE or another primary trading market for portfolio securities of the Indonesia Fund or the Jakarta Fund shall be closed to trading or trading thereon shall be restricted or (b) trading or the reporting of trading on the BSE, the NYSE or elsewhere shall be disrupted so that accurate appraisal of the value of the net assets of the Indonesia Fund or the Jakarta Fund is impracticable, the applicable Effective Date shall be postponed until the first business day after the day when trading shall have been fully resumed and reporting shall have been restored.



          4.  REPRESENTATIONS AND WARRANTIES OF JAKARTA GROWTH FUND, INC.



          The Jakarta Fund represents and warrants to the Indonesia Fund that the statements contained in this Article 4 are correct and complete in all material respects as of the execution of this Agreement on the date hereof. The Jakarta Fund represents and warrants to, and agrees with, the Indonesia Fund that:



          4.1. ORGANIZATION. The Jakarta Fund is a corporation duly organized and validly existing under the laws of the State of Maryland and is in good standing with the Department, and has the requisite corporate power to own all of its assets and to carry on its business as it is now being conducted and to carry out this Agreement.



          4.2. REGISTRATIONS AND QUALIFICATIONS. The Jakarta Fund is duly registered under the 1940 Act as a closed-end, non-diversified management investment company (File No. 811-06035), and such registration has not been revoked or rescinded and is in full force and effect. The Jakarta Fund has elected and qualified for the special tax treatment afforded regulated investment companies ("RICs") under Sections 851-855 of the Code at all times since its inception and intends to continue to so qualify for its taxable year ending upon the Reorganization. The Jakarta Fund is qualified as a foreign corporation in every jurisdiction where required, except to the extent that failure to so qualify would not have a material adverse effect on the Jakarta Fund.



          4.3. REGULATORY CONSENTS AND APPROVALS. No consent, approval, authorization, or order of any court or governmental authority is required for the consummation by the Jakarta Fund of the transactions contemplated herein, except (i) such as have been obtained or applied for under the Securities Act of 1933, as amended (the "1933 Act"), the Securities Exchange Act of 1934 (the "1934 Act") and the 1940 Act, (ii) such as may be required by state securities laws and (iii) such as may be required under Maryland law for the acceptance for record of the Articles of Transfer by the Department.



          4.4. NONCONTRAVENTION. The Jakarta Fund is not, and the execution, delivery and performance of this Agreement by the Jakarta Fund will not result, in a violation of the laws of the State of Maryland or of the Articles of Incorporation or the By-laws of the Jakarta Fund, or of any material agreement, indenture, instrument, contract, lease or other undertaking to which the Jakarta Fund is a party or by which it is bound, and the execution, delivery and performance of this Agreement by the Jakarta Fund will not result in the acceleration of any obligation, or the imposition of any penalty, under any agreement, indenture, instrument, contract, lease, judgment or decree to which the Jakarta Fund is a party or by which it is bound.



          4.5. FINANCIAL STATEMENTS. The Indonesia Fund has been furnished with a statement of assets and liabilities and a schedule of investments of the Jakarta Fund, each as of March 31, 2000, said financial statements having been examined by PricewaterhouseCoopers LLP, independent public accountants. These financial statements are in accordance with generally accepted accounting principles applied on a consistent basis ("GAAP") and present fairly, in all material respects, the financial position of the Jakarta Fund as of such date in accordance with GAAP, and there are no known contingent liabilities of the Jakarta Fund required to be reflected on a balance sheet (including the notes thereto) in accordance with GAAP as of such date not disclosed therein.



          The Indonesia Fund has also been furnished with an unaudited statement of assets and liabilities and a schedule of investments of the Jakarta Fund, each as of September 30, 2000. This financial statement and schedule of investments are in accordance with GAAP and present fairly, in all material respects, the financial position of the Jakarta Fund as of such date in accordance with GAAP, and there are no known contingent liabilities of the Jakarta Fund required to be reflected on a balance sheet (including the notes thereto) in accordance with GAAP as of such date not disclosed therein.



          4.6. TITLE TO ASSETS. At the Effective Date, the Jakarta Fund will have good and marketable title to the assets to be transferred to the Indonesia Fund pursuant to paragraph 2.1 and full right, power and authority to sell, assign, transfer and deliver such assets hereunder free of any liens or other encumbrances, except those liens or encumbrances as to which the Indonesia Fund has received notice at or prior to the Closing, and upon delivery and payment for such assets and the effectiveness of the Articles of Transfer, the Indonesia Fund will acquire good and marketable title thereto, subject to no restrictions on the full transfer thereof, including such restrictions as might arise under the 1933 Act and the 1940 Act, except those restrictions as to which the Indonesia Fund has received notice and necessary documentation at or prior to the Closing.



          4.7. ANNUAL REPORT. The Indonesia Fund has been furnished with the Jakarta Fund's Annual Report to Shareholders for the fiscal year ended March 31, 2000 and its Semi-Annual Report to Shareholders for the six months ended September 30, 2000.



          4.8. QUALIFICATION, CORPORATE POWER, AUTHORIZATION OF TRANSACTION. The Jakarta Fund has full corporate power and authority to enter into and perform its obligations under this Agreement. The execution, delivery and performance of this Agreement has been duly authorized by all necessary action of its Board of Directors, including at least 2/3 of the total number of directors in accordance with its By-laws pursuant to Article XIII of its Articles of Incorporation, and, subject to shareholder approval, this Agreement constitutes a valid and binding contract enforceable in accordance with its terms, subject to the effects of bankruptcy, insolvency, moratorium, fraudulent conveyance and similar laws relating to or affecting creditors' rights generally and court decisions with respect thereto.

          4.9. LEGAL COMPLIANCE. No material litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending (in which service of process has been received) or to its knowledge threatened against the Jakarta Fund or any properties or assets held by it. The Jakarta Fund knows of no facts which might form the basis for the institution of such proceedings which would materially and adversely affect its business and is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects its business or its ability to consummate the transactions herein contemplated.



          4.10. MATERIAL CONTRACTS. There are no material contracts outstanding to which the Jakarta Fund is a party that have not been disclosed in the Registration Statement (as defined in Section 4.14 below) or not otherwise disclosed in writing to the Indonesia Fund prior to the date of this Agreement.



          4.11. UNDISCLOSED LIABILITIES. Since March 31, 2000, there has not been any material adverse change in the Jakarta Fund's financial condition, assets, liabilities or business and the Jakarta Fund has no known liabilities of a material amount, contingent or otherwise, required to be disclosed in a balance sheet in accordance with GAAP other than those shown on the Jakarta Fund's statements of assets and liabilities referred to above, those incurred in the ordinary course of its business as an investment company since April 1, 2000, and those incurred in connection with the Reorganization. Prior to the Effective Date, the Jakarta Fund will advise the Indonesia Fund in writing of all known liabilities, contingent or otherwise, whether or not incurred in the ordinary course of business, existing or accrued. For purposes of this Section 4.11, a decline in the net asset value per share of the Jakarta Fund due to declines in market values of securities in the Jakarta Fund's portfolio or the discharge of Jakarta Fund liabilities will not constitute a material adverse change.



          4.12. TAX FILINGS. All federal and other tax returns and information reports of the Jakarta Fund required by law to have been filed shall have been timely filed, or extensions to file such returns or reports shall have been obtained, and are or will be correct in all material respects, and all federal and other taxes shown as due or required to be shown as due on said returns and reports shall have been paid or provision shall have been made for the payment thereof, and, to the best of the Jakarta Fund's knowledge, no such return is currently under audit and no assessment has been asserted with respect to such returns. All tax liabilities of the Jakarta Fund have been adequately provided for on its books, and no tax deficiency or liability of the Jakarta Fund has been asserted and no question with respect thereto has been raised by the Internal Revenue Service or by any state or local tax authority for taxes in excess of those already paid, up to and including the taxable year in which the Effective Date occurs.



          4.13. QUALIFICATION UNDER SUBCHAPTER M. For each taxable year of its operation (including the taxable year ending on the Effective Date), the Jakarta Fund has met the requirements of Subchapter M of the Code for qualification as a RIC and has elected to be treated as such, has been eligible to and has computed its federal income tax under Section 852 of the Code, and will have distributed substantially all of its investment company taxable income and net realized capital gain (as defined in the Code) that has accrued through the Closing Date. As of September 30, 2000 and March 31, 2000, the Jakarta Fund has met the requirements of Subchapter M of the Code for qualification as a RIC.

          4.14. FORM N-14. The post-effective amendment to the registration statement to be filed by the Indonesia Fund on Form N-14 relating to the Indonesia Fund Shares to be issued pursuant to this Agreement, and any supplements or amendments thereto or to the documents therein (as amended, the "Registration Statement"), on the effective date of the Registration Statement, at the time of the shareholders' meetings referred to in Article 7 of this Agreement and at the Effective Date, insofar as it relates to the Jakarta Fund
(i) shall have complied or will comply in all material respects with the provisions of the 1933 Act, the 1934 Act and the 1940 Act and the rules and regulations thereunder and (ii) did not or will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading; and the prospectus included therein did not or will not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; PROVIDED, HOWEVER, that the representations and warranties in this Section 4.14 shall only apply to statements in, or omissions from, the Registration Statement made in reliance upon and in conformity with information furnished by the Jakarta Fund in writing for use in the Registration Statement.



          4.15.  CAPITALIZATION.



          (a) All issued and outstanding shares of the Jakarta Fund (i) have been offered and sold in compliance in all material respects with applicable registration requirements of the 1933 Act and state securities laws, (ii) are, and on the Effective Date will be, duly and validly issued and outstanding, fully paid and non-assessable, and (iii) will be held at the time of the Closing by the persons and in the amounts set forth in the records of the transfer agent as provided in Section 7.7. The Jakarta Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any of the Jakarta Fund shares, nor is there outstanding any security convertible into, or exchangeable for, any of the Jakarta Fund shares.



          (b) The Jakarta Fund is authorized to issue 100,000,000 shares of stock, par value $0.10 per share, all of which shares are classified as Common Stock and each outstanding share of which is fully paid, non-assessable and has full voting rights.



          4.16. BOOKS AND RECORDS. The books and records of the Jakarta Fund made available to the Indonesia Fund are substantially true and correct and contain no material misstatements or omissions with respect to the operations of the Jakarta Fund.



          4.17. INDONESIA FUND SHARES. The Indonesia Fund Shares to be issued hereunder are not being acquired for the purpose of making any distribution thereof other than in accordance with the terms of this Agreement.



          4.18. NO FINDER'S FEES. The Jakarta Fund does not owe any broker's or finder's fee in connection with the transactions provided for in this Agreement.

          5.   REPRESENTATIONS AND WARRANTIES OF THE INDONESIA FUND, INC.



          The Indonesia Fund represents and warrants to the Jakarta Fund that the statements contained in this Article 5 are correct and complete in all material respects as of the execution of this Agreement on the date hereof. The Indonesia Fund represents and warrants to, and agrees with, the Jakarta Fund that:



          5.1. ORGANIZATION. The Indonesia Fund is a corporation duly organized and validly existing under the laws of the State of Maryland and is in good standing with the Department, and has the requisite corporate power to own all of its assets and to carry on its business as it is now being conducted and to carry out this Agreement.



          5.2. REGISTRATIONS AND QUALIFICATIONS. The Indonesia Fund is duly registered under the 1940 Act as a closed-end, non-diversified management investment company (File No. 811-06024) and such registration has not been revoked or rescinded and is in full force and effect. The Indonesia Fund has elected and qualified for the special tax treatment afforded RICs under Sections 851-855 of the Code at all times since its inception and intends to continue to so qualify both until consummation of the Reorganization and thereafter. The Indonesia Fund is qualified as a foreign corporation in every jurisdiction where required, except to the extent that failure to so qualify would not have a material adverse effect on the Indonesia Fund.



          5.3. REGULATORY CONSENTS AND APPROVALS. No consent, approval, authorization, or order of any court or governmental authority is required for the consummation by the Indonesia Fund of the transactions contemplated herein, except (i) such as have been obtained or applied for under the 1933 Act, the 1934 Act and the 1940 Act, (ii) such as may be required by state securities laws and (iii) such as may be required under Maryland law for the acceptance for record of the Articles of Transfer by the Department.



          5.4. NONCONTRAVENTION. The Indonesia Fund is not, and the execution, delivery and performance of this Agreement by the Indonesia Fund will not result, in any violation of the laws of the State of Maryland or of the Articles of Incorporation or the By-laws of the Indonesia Fund, or of any material agreement, indenture, instrument, contract, lease or other undertaking to which the Indonesia Fund is a party or by which it is bound, and the execution, delivery and performance of this Agreement by the Indonesia Fund will not result in the acceleration of any obligation, or the imposition of any penalty, under any agreement, indenture, instrument, contract, lease, judgment or decree to which the Indonesia Fund is a party or by which it is bound.



          5.5. FINANCIAL STATEMENTS. The Jakarta Fund has been furnished with a statement of assets and liabilities and a schedule of investments of the Indonesia Fund, each as of December 31, 2000, said financial statements having been examined by PricewaterhouseCoopers LLP, independent public accountants. These financial statements are in accordance with GAAP and present fairly, in all material respects, the financial position of the Indonesia Fund as of such date in accordance with GAAP, and there are no known contingent liabilities of the Indonesia Fund required to be reflected on a balance sheet (including the notes thereto) in accordance with GAAP as of such date not disclosed therein.

          5.6. ANNUAL REPORT. The Jakarta Fund has been furnished with the Indonesia Fund's Annual Report to Shareholders for the fiscal year ended December 31, 2000.



          5.7. QUALIFICATION, CORPORATE POWER, AUTHORIZATION OF TRANSACTION. The Indonesia Fund has full corporate power and authority to enter into and perform its obligations under this Agreement. The execution, delivery and performance of this Agreement has been duly authorized by all necessary action of its Board of Directors, and subject to shareholder approval, this Agreement constitutes a valid and binding contract enforceable in accordance with its terms, subject to the effects of bankruptcy, insolvency, moratorium, fraudulent conveyance and similar laws relating to or affecting creditors' rights generally and court decisions with respect thereto.



          5.8. LEGAL COMPLIANCE. No material litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending (in which service of process has been received) or to its knowledge threatened against the Indonesia Fund or any properties or assets held by it. The Indonesia Fund knows of no facts which might form the basis for the institution of such proceedings which would materially and adversely affect its business and is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects its business or its ability to consummate the transactions herein contemplated.



          5.9. MATERIAL CONTRACTS. There are no material contracts outstanding to which the Indonesia Fund is a party that have not been disclosed in the Registration Statement or will not be otherwise disclosed in writing to the Jakarta Fund prior to the date of this Agreement.



          5.10. UNDISCLOSED LIABILITIES. Since December 31, 2000, there has not been any material adverse change in the Indonesia Fund's financial condition, assets, liabilities, or business and the Indonesia Fund has no known liabilities of a material amount, contingent or otherwise, required to be disclosed in a balance sheet in accordance with GAAP other than those shown on the Indonesia Fund's statements of assets and liabilities referred to above, those incurred in the ordinary course of its business as an investment company since January 1, 2001, and those incurred in connection with the Reorganization. Prior to the Effective Date, the Indonesia Fund will advise the Jakarta Fund in writing of all known liabilities, contingent or otherwise, whether or not incurred in the ordinary course of business, existing or accrued. For purposes of this Section 5.10, a decline in the net asset value per share of the Indonesia Fund due to declines in market values of securities in the Indonesia Fund's portfolio or the discharge of the Indonesia Fund liabilities will not constitute a material adverse change.



          5.11. TAX FILINGS. All federal and other tax returns and information reports of the Indonesia Fund required by law to have been filed shall have been timely filed, or extensions to file such returns or reports shall have been obtained, and are or will be correct in all material respects, and all federal and other taxes shown as due or required to be shown as due on said returns and reports shall have been paid or provision shall have been made for the payment thereof, and, to the best of the Indonesia Fund's knowledge, no such return is currently under audit and no assessment has been asserted with respect to such returns. All tax liabilities of the Indonesia Fund will be adequately provided for on its books, and no tax deficiency or liability of the Indonesia Fund has been asserted and no question with respect thereto has been raised by the Internal Revenue Service or by any state or local tax authority for taxes in excess of those already paid, up to and including the taxable year in which the Effective Date occurs.


          5.12. QUALIFICATION UNDER SUBCHAPTER M. For each taxable year of its operation, the Indonesia Fund has met the requirements of Subchapter M of the Code for qualification as a RIC and has elected to be treated as such, has been eligible to and has computed its federal income tax under Section 852 of the Code, and will have distributed substantially all of its investment company taxable income and net realized capital gain (as defined in the Code) that has accrued through the Effective Date. As of December 31, 2000, the Indonesia Fund has met the requirements of Subchapter M of the Code for qualification as a RIC.


          5.13. FORM N-14. The Registration Statement, on the effective date of the Registration Statement, at the time of the shareholders' meetings referred to in Section 7 of this Agreement and at the Effective Date, insofar as it relates to the Indonesia Fund (i) shall have complied or will comply in all material respects with the provisions of the 1933 Act, the 1934 Act and the 1940 Act and the rules and regulations thereunder and (ii) did not or will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading; and the prospectus included therein did not or will not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; PROVIDED, HOWEVER, that the representations and warranties in this Section 5.13 shall not apply to statements in, or omissions from, the Registration Statement made in reliance upon and in conformity with information furnished by the Jakarta Fund in writing for use in the Registration Statement.


          5.14.  CAPITALIZATION.

          (a) All issued and outstanding shares of the Indonesia Fund (i) have been offered and sold in compliance in all material respects with applicable registration requirements of the 1933 Act and state securities laws, (ii) are, and on the Effective Date will be, duly and validly issued and outstanding, fully paid and non-assessable, and (iii) will be held at the time of the Closing by the persons and in the amounts set forth in the records of the transfer agent. The Indonesia Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any of the Indonesia Fund shares, nor is there outstanding any security convertible into, or exchangeable for, any of the Indonesia Fund shares.

          (b) The Indonesia Fund is authorized to issue 100,000,000 shares of stock, par value $0.001 per share, all of which shares are classified as Common Stock and each outstanding share of which is fully paid, non-assessable and has full voting rights.




          5.15. BOOKS AND RECORDS. The books and records of the Indonesia Fund made available to the Jakarta Fund are substantially true and correct and contain no material misstatements or omissions with respect to the operations of the Indonesia Fund.





          5.16. NO FINDER'S FEES. The Indonesia Fund does not owe any broker's or finder's fee in connection with the transactions provided for in this Agreement.

          6. VALUATION OF THE ASSETS OF THE JAKARTA GROWTH FUND, INC. AND THE ISSUANCE OF THE INDONESIA FUND, INC. COMMON STOCK THEREFOR.






          6.1.  VALUATION.




          (a) The value of the Jakarta Fund's assets to be acquired hereunder shall be computed as of the close of regular trading on the BSE and the NYSE on the business day immediately preceding the Effective Date (such time and date being hereinafter called the "Valuation Date"), using the valuation procedures set forth in the Registration Statement and consistently utilized by the Indonesia Fund, which principles and procedures are substantially similar to those employed by the Jakarta Fund when valuing its own assets and determining its own liabilities, and taking into account the adjustment in Section 10.1. Such valuation and determination shall be made by the Indonesia Fund in cooperation with the Jakarta Fund and shall be confirmed in writing by the Indonesia Fund to the Jakarta Fund.






          (b) The number of Indonesia Fund Shares to be issued in exchange for the corresponding net assets of the Jakarta Fund shall be determined by dividing the value of the net assets of the Jakarta Fund determined using the valuation procedures referred to in paragraph 6.1(a) by the net asset value per share of the Indonesia Fund. The net asset value per share of Indonesia Fund Shares shall be determined as of the Valuation Date in accordance with the valuation procedures set forth in the Registration Statement and consistently utilized by the Indonesia Fund, and the Indonesia Fund shall certify the computations involved.



          (c) Jakarta Fund shareholders will not receive any fractional shares of the Indonesia Fund as part of the Jakarta Fund distribution. In lieu thereof, the Jakarta Fund will receive from the Indonesia Fund for distribution to its shareholders cash in an amount equal to the aggregate net asset value of the fractional shares otherwise distributable to the Jakarta Fund shareholders, and the total number of Indonesia Fund shares otherwise issuable to the Jakarta Fund will be reduced by that number of Indonesia Fund Shares having an aggregate net asset value equal to the cash so paid to the Jakarta Fund.



          6.2. EXCHANGE OF CERTIFICATES REPRESENTING THE JAKARTA GROWTH FUND, INC. COMMON STOCK.



          (a) As of the Effective Date, the Indonesia Fund shall deposit, or shall cause to be deposited, with an exchange agent selected by the Indonesia Fund, which shall be the Indonesia Fund's transfer agent or such other party reasonably satisfactory to the Jakarta Fund (the "Exchange Agent"), for the benefit of the holders of shares of the Jakarta Fund common stock pursuant to the liquidation of the Jakarta Fund in accordance with the Reorganization described in Section 2.1, for exchange in accordance with this Article 6, certificates representing the Indonesia Fund Shares to be issued in the Reorganization (the "Reorganization Consideration") and cash in lieu of fractional shares of the Reorganization Consideration to be issued pursuant to Section 6.1(c) and paid pursuant to this Section 6.2 in exchange for outstanding shares of the Jakarta Fund common stock.



          (b) Promptly after the Effective Date, the Indonesia Fund shall cause the Exchange Agent to mail to each holder of record of a Certificate or Certificates (i) a letter of transmittal which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as the Indonesia Fund may reasonably specify and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing the Reorganization Consideration and cash in lieu of fractional shares of the Reorganization Consideration. Upon surrender of a Certificate for cancellation to the Exchange Agent together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, the holder of such Certificate shall be entitled to receive in exchange therefor (x) certificates representing the number of whole shares of the Reorganization Consideration and (y) a check representing the amount of cash in lieu of fractional shares of the Reorganization Consideration, if any, and unpaid dividends and distributions, if any, which such holder has the right to receive in respect of the Certificate surrendered pursuant to the provisions of this
     Article 6, after giving effect to any required withholding tax, and the Certificate so surrendered shall forthwith be cancelled. No interest will be paid or accrued on the cash in lieu of fractional shares of the Reorganization Consideration and unpaid dividends and distributions, if any, payable to holders of Certificates. In the event of a transfer of ownership of the Jakarta Fund common stock which is not registered in the transfer records of the Jakarta Fund, certificates representing the proper number of shares of the Reorganization Consideration, together with a check for the cash to be paid in lieu of fractional shares of the Reorganization Consideration, may be issued to such a transferee if the Certificate representing shares of such Jakarta Fund common stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid.



          (c) Notwithstanding any other provisions of this Agreement, no dividends or other distributions on the Reorganization Consideration shall be paid with respect to any shares of the Jakarta Fund common stock represented by a Certificate until such Certificate is surrendered for exchange as provided herein. Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be paid to the holder of the certificates representing whole shares of the Reorganization Consideration issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Date theretofore payable with respect to such whole shares of the Reorganization Consideration and not paid, less the amount of any withholding taxes which may be required thereon, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Date but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of the Reorganization Consideration, less the amount of any withholding taxes which may be required thereon.



          (d) At and after the Effective Date, there shall be no transfers on the stock transfer books of the Jakarta Fund of the shares of the Jakarta Fund common stock which were outstanding immediately prior to the Effective Date. If, after the Effective Date, Certificates are presented to the Indonesia Fund, they shall be cancelled and exchanged for certificates for whole shares of the Reorganization Consideration and cash in lieu of fractional shares of the Reorganization Consideration, if any, and unpaid dividends and distributions deliverable in respect thereof pursuant to this Agreement in accordance with the procedures set forth in this Article 6.



          (e) Any portion of the Reorganization Consideration held by the Exchange Agent (together with any cash in lieu of fractional shares of the Reorganization Consideration and the proceeds of any investments thereof) that remains unclaimed by the former stockholders of the Jakarta Fund one year after the Effective Date shall be delivered to the Indonesia Fund. Any former stockholders of the Jakarta Fund who have not theretofore complied with this Article 6 shall thereafter look only to the Indonesia Fund for payment of their shares constituting the Reorganization Consideration, cash in lieu of fractional shares of the Reorganization Consideration and unpaid dividends and distributions on the Reorganization Consideration deliverable in respect of each share of the Jakarta Fund common stock such stockholder holds as determined pursuant to this Agreement, in each case, without any interest thereon.



          (f) None of the Indonesia Fund, the Jakarta Fund, the Exchange Agent or any other person shall be liable to any former holder of shares of the Jakarta Fund common stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.



          (g) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Indonesia Fund, the posting by such person of a bond in such reasonable amount as the Indonesia Fund may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent or the Indonesia Fund will issue in exchange for such lost, stolen or destroyed Certificate the Reorganization Consideration and cash in lieu of fractional shares of the Indonesia Fund common stock, and unpaid dividends and distributions on shares of the Reorganization Consideration, deliverable in respect thereof pursuant to this Agreement.



          7.  COVENANTS OF THE PARTIES



          7.1.  SHAREHOLDERS' MEETINGS.



          (a) Each of the Parties shall hold a meeting of its respective shareholders for the purpose of considering the Reorganization as described herein, which meeting has been called by the Indonesia Fund for May 25, 2001 and which will be called by the Jakarta Fund no later than July 31, 2001, and any adjournments thereof.



          (b) Each of the Parties agrees to mail to each of its respective shareholders of record entitled to vote at the special or annual meeting of shareholders at which action is to be considered regarding the Reorganization, in sufficient time to comply with requirements as to notice thereof, a combined Proxy Statement and Prospectus which complies in all material respects with the applicable provisions of Section 14(a) of the 1934 Act and Section 20(a) of the 1940 Act, and the rules and regulations, respectively, thereunder.



          7.2. OPERATIONS IN THE NORMAL COURSE. Each Party covenants to operate its business in the ordinary course between the date hereof and the Effective Date, it being understood that such ordinary course of business will include (i) the declaration and payment of customary dividends and other distributions and (ii) in the case of the Jakarta Fund, preparing for its dissolution and deregistration, except that the distribution of dividends pursuant to Section 8.10 of this Agreement shall not be deemed to constitute a breach of the provisions of this Section 7.2.



          7.3. ARTICLES OF TRANSFER. The Parties agree that, as soon as practicable after satisfaction of all conditions to the Reorganization, they will jointly file executed Articles of Transfer with the Department and make all other filings or recordings required by Maryland law in connection with the Reorganization.



          7.4.  REGULATORY FILINGS.



          (a) The Jakarta Fund undertakes that, if the Reorganization is consummated, it will file, or cause its agents to file, an application pursuant to Section 8(f) of the 1940 Act for an order declaring that the Jakarta Fund has ceased to operate as a registered investment company.



          (b) The Indonesia Fund will file the Registration Statement with the Securities and Exchange Commission (the "SEC") and will use its best efforts to ensure that the Registration Statement becomes effective as promptly as practicable. The Jakarta Fund agrees to cooperate fully with the Indonesia Fund, and will furnish to the Indonesia Fund the information relating to itself to be set forth in the Registration Statement as required by the 1933 Act, the 1934 Act, the 1940 Act, and the rules and regulations thereunder and applicable state securities or blue sky laws.



          7.5. PRESERVATION OF ASSETS. The Indonesia Fund agrees that it has no plan or intention to sell or otherwise dispose of the assets of the Jakarta Fund to be acquired in the Reorganization, except for dispositions made in the ordinary course of business and except for dispositions necessary to comply with Section 8.6.



          7.6.  TAX MATTERS.



          (a) The Indonesia Fund agrees that it intends to continue to qualify for and elect the special tax treatment afforded RICs under Sections 851-855 of the Code at all times after the consummation of the Reorganization. The Indonesia Fund agrees that it will use its reasonable best efforts to take any and all actions necessary to satisfy all of the requirements necessary to qualify for and elect the special tax treatment afforded RICs under Sections 851-855 of the Code at all times after the consummation of the Reorganization. The Indonesia Fund also agrees that it will dispose of any of its assets within thirty (30) days after the date of the close of the Indonesia Fund's first fiscal quarter ending after the Effective Date (the "First Quarter Closing Date") as are necessary to ensure that the Indonesia Fund satisfies the requirements under Section 851(b)(3) of the Code as of the First Quarter Closing Date.



          (b) Each of the Parties agrees that by the Effective Date all of its federal and other tax returns and reports required to be filed on or before such date shall have been filed and all taxes shown as due on said returns either have been paid or adequate liability reserves have been provided for the payment of such taxes. In connection with this covenant, the Parties agree to cooperate with each other in filing any tax return, amended return or claim for refund, determining a liability for taxes or a right to a refund of taxes or participating in or conducting any audit or other proceeding in respect of taxes. The Indonesia Fund agrees to retain for a period of ten (10) years following the Effective Date all returns, schedules and work papers and all material records or other documents relating to tax matters of the Jakarta Fund for its final taxable year and for all prior taxable periods. Any information obtained under this Section
     7.6 shall be kept confidential except as otherwise may be necessary in connection with the filing of returns or claims for refund or in conducting an audit or other proceeding. After the Effective Date, the Indonesia Fund shall prepare, or cause its agents to prepare, any federal, state or local tax returns, including any Forms 1099, required to be filed and provided to required persons by the Jakarta Fund with respect to its final taxable year ending with the Effective Date and for any prior periods or taxable years for which the due date for such return has not passed as of the Effective Date and further shall cause such tax returns and Forms 1099 to be duly filed with the appropriate taxing authorities and provided to required persons. Notwithstanding the aforementioned provisions of this Section 7.6, any expenses incurred by the Indonesia Fund (other than for payment of taxes) in excess of any accrual for such expenses by the Jakarta Fund in connection with the preparation and filing of said tax returns and Forms 1099 after the Effective Date shall be borne by the Indonesia Fund.



          7.7. SHAREHOLDER LIST. Prior to the Effective Date, the Jakarta Fund shall have made arrangements with its transfer agent to deliver to the Indonesia Fund a list of the names and addresses of all of the shareholders of record of the Jakarta Fund on the Effective Date and the number of shares of Common Stock of the Jakarta Fund owned by each such shareholder, certified by the Jakarta Fund's transfer agent or President to the best of their knowledge and belief.



          7.8. DELISTING AND TERMINATION OF REGISTRATION AS AN INVESTMENT COMPANY. The Jakarta Fund agrees that the (i) delisting of the shares of the Jakarta Fund with the BSE and (ii) termination of its registration as an investment company will be effected in accordance with applicable law as soon as practicable following the Effective Date.



          7.9.  INDEMNIFICATION.



          (a) The Indonesia Fund and the Jakarta Fund agree that, to the extent consistent with applicable law, including the 1940 Act, all rights to indemnification and all limitations on liability existing in favor of any director of the Jakarta Fund who is not an "affiliated person" (as defined in Section 2(a)(3) of the 1940 Act) of the Jakarta Fund's investment adviser (the "Indemnitees") as provided in the Jakarta Fund's Articles of Incorporation, the Jakarta Fund's By-laws or an agreement between an Indemnitee and the Jakarta Fund as in effect as of the date hereof and disclosed in writing to the Indonesia Fund shall survive the Reorganization and continue in full force and effect in respect of acts or omissions occurring on or prior to the Effective Date (including in respect of acts or omissions in connection with this Agreement or the Reorganization), including without limitation, the rights to indemnification set forth in, and in accordance with, Article VI of the Articles of Incorporation of Jakarta Fund; and the Indonesia Fund, as the surviving corporation in the Reorganization, assumes the obligation to provide the Indemnitees with such rights to indemnification.



          (b) Notwithstanding any other provisions hereof, the obligations of the Indonesia Fund contained in this Section 7.9 shall be binding upon the successors and assigns of the Indonesia Fund. In the event the Indonesia Fund or any of its successors or assigns (A) consolidates with or merges into any other person or entity or (B) transfers all or substantially all of its properties or assets to any person or entity, then, and in each case, proper provision shall be made so that successors and assigns of the Indonesia Fund, as the case may be, honor the indemnification obligations set forth in this Section 7.9.



          (c) The obligations of the Indonesia Fund under this Section 7.9 shall not be terminated or modified in such a manner as to adversely affect any Indemnitee to whom this Section 7.9 applies without the consent of such affected Indemnitee (it being expressly agreed that the Indemnitees to whom this Section 7.9 applies shall be third party beneficiaries of this Section 7.9).



          (d) The Indonesia Fund shall advance all expenses to any Indemnitee incurred by enforcing the indemnity or other obligations provided for in this Section 7.9 to the fullest extent permitted under applicable law, including the 1940 Act. To the extent required by law, such advancement of expenses shall be subject to delivery of an undertaking to reimburse the Indonesia Fund if it is ultimately determined that an Indemnitee is not entitled to indemnification.



          7.10. APPLICABILITY OF MARYLAND BUSINESS COMBINATION ACT. The Jakarta Fund shall take such action as may be required by Article IX of its Articles of Incorporation and the Maryland Business Combination Act to render
Article IX of its Articles of Incorporation and the Maryland Business Combination Act inapplicable to the Reorganization and other transactions contemplated by this Agreement.



          7.11. TRANSFER TAXES. Any transfer taxes payable upon issuance of Indonesia Fund Shares in a name other than the registered holder of shares of the Jakarta Fund on the books of the Jakarta Fund as of that time shall, as a condition of such issuance and transfer, be paid by the person to whom such Indonesia Fund Shares are to be issued and transferred.



          7.12. REPORTING. Any reporting responsibility of the Jakarta Fund is and shall remain the responsibility of the Jakarta Fund up to and including the applicable Effective Date and such later date on which the Jakarta Fund is dissolved.

          8.  CONDITIONS PRECEDENT TO OBLIGATIONS OF THE INDONESIA FUND, INC.


          The obligations of the Indonesia Fund hereunder shall be subject to the following conditions:



          8.1.  APPROVAL OF REORGANIZATION; APPRAISAL RIGHTS.



          (a) This Agreement shall have been approved by (i) the affirmative vote of the holders of a majority of the shares of common stock of the Indonesia Fund voted thereon, provided the votes cast represent at least a majority of the shares of the Indonesia Fund issued and outstanding and entitled to vote thereon and (ii) the affirmative vote of the holders of a majority of the shares of common stock of the Jakarta Fund issued and outstanding and entitled to vote thereon; and that the Jakarta Fund shall have delivered to the Indonesia Fund a copy of the resolutions approving this Agreement adopted by its Board of Directors and shareholders, certified by its Secretary.






          (b) The holders of not more than 10% of the outstanding shares of the Jakarta Fund shall have, in accordance with Title 3, subtitle 2 of the Maryland General Corporation Law, both: (i) filed with the Jakarta Fund a written objection to the Reorganization prior to or at the meeting of shareholders convened to consider the Reorganization, and (ii) not voted in favor of the Reorganization in person or by proxy.



          8.2.  CERTIFICATES AND STATEMENTS BY THE JAKARTA GROWTH FUND, INC.


          (a) The Jakarta Fund shall have furnished a statement of assets and liabilities, together with a schedule of investments with their respective dates of acquisition and tax costs, certified on its behalf by its President (or any Vice President) and its Treasurer, and a certificate executed by both such officers, dated the Effective Date, certifying that there has been no material adverse change in its financial position since March 31, 2000, other than changes in its portfolio securities since that date or changes in the market value of its portfolio securities.



          (b) The Jakarta Fund shall have furnished to the Indonesia Fund a certificate signed by its President (or any Vice President), dated the Effective Date, certifying that as of the Effective Date, all representations and warranties made in this Agreement are true and correct in all material respects as if made at and as of such date and the Jakarta Fund has complied with all of the agreements and satisfied all of the conditions on its part to be performed or satisfied at or prior to such date.



          (c) The Jakarta Fund shall have delivered to the Indonesia Fund a letter from PricewaterhouseCoopers LLP, dated the Effective Date, stating that such firm has performed a limited review of the federal, state and local income tax returns for the period ended March 31, 2001, and that, based on such limited review, nothing came to their attention which caused them to believe that such returns did not properly reflect, in all material respects, the federal, state and local income taxes of the Jakarta Fund for the period covered thereby; and that for the period from April 1, 2001 to and including the Effective Date and for any taxable year ending upon the Effective Date, such firm has performed a limited review to ascertain the amount of such applicable federal, state and local taxes, and has determined that either such amount has been paid or reserves have been established for payment of such taxes, this review to be based on unaudited financial data; and that based on such limited review, nothing has come to their attention which caused them to believe that the taxes paid or reserves set aside for payment of such taxes were not adequate in all material respects for the satisfaction of federal, state and local taxes for the period from April 1, 2001 to and including the Effective Date and for any taxable year ending upon the Effective Date or that the Jakarta Fund would not continue to qualify as a RIC for federal income tax purposes.



          8.3. ABSENCE OF LITIGATION. There shall be no material litigation pending with respect to the matters contemplated by this Agreement.



          8.4.  LEGAL OPINIONS.



          (a) The Indonesia Fund shall have received an opinion of Brown & Wood LLP, as counsel to the Jakarta Fund, in form and substance reasonably satisfactory to the Indonesia Fund and dated the Effective Date, to the effect that (i) the Jakarta Fund is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland;
     (ii) the Agreement has been duly authorized, executed and delivered by the Jakarta Fund, and assuming that the Registration Statement complies with the 1933 Act, the 1934 Act and the 1940 Act, constitutes a valid and legally binding obligation of the Jakarta Fund, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization or other similar laws pertaining to the enforcement of creditors' rights generally and by equitable principles; (iii) to the best of such counsel's knowledge, no consent, approval, authorization or order of any United States federal or Maryland state court or governmental authority is required for the consummation by the Jakarta Fund of the Reorganization, except such as may be required under the 1933 Act, the 1934 Act, the 1940 Act, the published rules and regulations of the SEC thereunder and such as may be required under state securities or blue sky laws and except for the acceptance by the Department of the Articles of Transfer for filing; (iv) such counsel does not know of any contracts or other documents with respect to the Jakarta Fund related to the Reorganization of a character required to be described in the Registration Statement which are not described therein or, if required to be filed, filed as required; (v) the execution and delivery of this Agreement does not, and the consummation of the Reorganization will not, violate any material provision of the Articles of Incorporation, as amended, the By-laws, as amended, or any agreement (known to such counsel) to which the Jakarta Fund is a party or by which the Jakarta Fund is bound, except insofar as the parties have agreed to amend such provision as a condition precedent to the Reorganization; (vi) to the best of such counsel's knowledge, no material suit, action or legal or administrative proceeding is pending or threatened against the Jakarta Fund; and (vii) all corporate actions required to be taken by the Jakarta Fund to authorize this Agreement and to effect the Reorganization have been duly authorized by all necessary corporate actions on behalf of the Jakarta Fund. In giving the opinion set forth above, Brown & Wood LLP may state that it is relying on certificates of officers of the Jakarta

     Fund with regard to matters of fact and certain certificates and written statements of governmental officials with respect to the good standing of the Jakarta Fund.



               Such counsel shall also state that (A) while such counsel cannot make any representation as to the accuracy or completeness of statements of fact in the Registration Statement or any amendment or supplement thereto with respect to the Jakarta Fund, nothing has come to their attention that would lead them to believe that, on the respective effective dates of the Registration Statement and any amendment or supplement thereto with respect to the Jakarta Fund, (1) the Registration Statement or any amendment or supplement thereto contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein not misleading with respect to the Jakarta Fund, and (2) the prospectus included in the Registration Statement contained any untrue statement of a material fact or omitted to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading with respect to the Jakarta Fund; PROVIDED that such counsel need not express any opinion or belief as to the financial statements, other financial data, statistical data or information relating to the Jakarta Fund contained or incorporated by reference in the Registration Statement.



          (b) The Indonesia Fund shall have received an opinion from Willkie Farr & Gallagher, as counsel to the Indonesia Fund, dated the Effective Date, to the effect that for federal income tax purposes (i) the Reorganization as provided in this Agreement will constitute a reorganization within the meaning of Section 368(a)(1) of the Code and that the Jakarta Fund and the Indonesia Fund will each be a "party to a reorganization" within the meaning of Section 368(b) of the Code; (ii) no gain or loss will be recognized by the Jakarta Fund as a result of the Reorganization or upon the conversion of Jakarta Fund shares to Indonesia Fund Shares; (iii) no gain or loss will be recognized by the Indonesia Fund as a result of the Reorganization; (iv) no gain or loss will be recognized by the shareholders of the Jakarta Fund upon the conversion of their Jakarta Fund shares into Indonesia Fund Shares except to the extent such shareholders are paid cash in lieu of fractional Indonesia Fund Shares in the Reorganization; (v) the tax basis of the Jakarta Fund assets in the hands of the Indonesia Fund will be the same as the tax basis of such assets in the hands of the Jakarta Fund immediately prior to the consummation of the Reorganization; (vi) immediately after the Reorganization, the tax basis of the Indonesia Fund Shares received by each shareholder of the Jakarta Fund in the Reorganization (including that of fractional share interests deemed distributed by the Indonesia Fund) will be equal, in the aggregate, to the tax basis of the shares of the Jakarta Fund owned by such shareholder immediately prior to the Reorganization; (vii) a shareholder's holding period for Indonesia Fund Shares (including that of fractional share interests deemed distributed by the Indonesia Fund) will be determined by including the period for which he or she held shares of the Jakarta Fund exchanged pursuant to the Reorganization, provided, that such Jakarta Fund shares were held as capital assets; (viii) the Indonesia Fund's holding period with respect to the Jakarta Fund assets transferred will include the period for which such assets were held by the Jakarta Fund; and (ix) the payment of cash to a Jakarta Fund shareholder in lieu of fractional Indonesia Fund Shares will be treated as though the fractional shares were distributed as part of the Reorganization and then redeemed by the Indonesia Fund with the result that the Jakarta Fund shareholder will have a capital gain or loss to the extent the cash distribution differs from such shareholder's basis allocable to the fractional shares, provided that the shares of the Jakarta Fund exchanged pursuant to the Reorganization were held as capital assets immediately prior to such exchange and that the shareholder's proportionate interest in the Indonesia Fund will be reduced as a result of such cash distribution.



          8.5.  AUDITOR'S CONSENT AND CERTIFICATION.



          (a) The Indonesia Fund shall have received from PricewaterhouseCoopers LLP a letter dated within five days prior to the effective date of the Registration Statement and a similar letter dated within five days prior to the Effective Date, in form and substance satisfactory to the Indonesia Fund, to the effect that (i) they are independent public auditors with respect to the Indonesia Fund within the meaning of the 1933 Act and the applicable published rules and regulations thereunder; and (ii) in their opinion, the financial statements and supplementary information of the Indonesia Fund included or incorporated by reference in the N-14 Registration Statement and reported on by them comply as to form in all material respects with the applicable accounting requirements of the 1933 Act and the published rules and regulations thereunder.



          (b) The Indonesia Fund shall have received from PricewaterhouseCoopers LLP a letter dated within five days prior to the effective date of the Registration Statement and a similar letter dated within five days prior to the Effective Date, in form and substance satisfactory to the Indonesia Fund, to the effect that they have performed other specified procedures, not constituting an audit, with respect to certain amounts, percentages, numerical data, financial information and financial statements appearing in the Registration Statement, which previously have been specified by such accountants and which shall be specified in such letter, and have compared certain of such items with, and have found such items to be in agreement with, the accounting and financial records of the Indonesia Fund.



          8.6. LIABILITIES. The assets or liabilities of the Jakarta Fund to be transferred to the Indonesia Fund shall not include any assets or liabilities which the Indonesia Fund, by reason of limitations in its investment objectives and policies as in effect upon the consummation of the Reorganization or Articles of Incorporation, may not properly acquire or assume. The Indonesia Fund does not anticipate that there will be any such assets or liabilities but the Indonesia Fund will notify the Jakarta Fund if any do exist and shall reimburse the Jakarta Fund for any reasonable transaction costs incurred by the Jakarta Fund for the liquidation of such assets and liabilities.



          8.7. EFFECTIVENESS OF REGISTRATION STATEMENT. The Registration Statement shall have become effective under the 1933 Act and no stop order suspending such effectiveness shall have been instituted or, to the knowledge of the Indonesia Fund, contemplated by the SEC.



          8.8. REGULATORY FILINGS. The Indonesia Fund shall have received from the SEC such orders or interpretations as Willkie Farr & Gallagher, as counsel to the Indonesia Fund, deems reasonably necessary or desirable under the 1933 Act, the 1934 Act and the 1940 Act in connection with the Reorganization, provided that such counsel shall have requested such orders as promptly as practicable, and all such orders shall be in full force and effect.



          8.9. ADMINISTRATIVE RULINGS, PROCEEDINGS. The SEC shall not have issued an unfavorable advisory report under Section 25(b) of the 1940 Act, nor instituted or threatened to institute any proceeding seeking to enjoin consummation of the Reorganization under Section 25(c) of the 1940 Act; and no other legal, administrative or other proceeding shall be instituted or threatened which would materially affect the financial condition of the Jakarta Fund or would prohibit the Reorganization.



          8.10. DIVIDENDS. Prior to the Effective Date, the Jakarta Fund shall have declared and paid a dividend or dividends which, together with all such previous dividends, shall have the effect of distributing to its shareholders substantially all of its net investment company taxable income that has accrued through the Effective Date, if any (computed without regard to any deduction of dividends paid) (unless such amounts are immaterial), and substantially all of its net capital gain, if any, realized through the Effective Date.



          8.11. CUSTODIAN'S CERTIFICATE. The Jakarta Fund's custodian shall have delivered to the Indonesia Fund a certificate identifying all of the assets of the Jakarta Fund held or maintained by such custodian as of the Valuation Time.



          8.12. BOOKS AND RECORDS. The Jakarta Fund's transfer agent shall have provided to the Indonesia Fund (i) the originals or true copies of all of the records of the Jakarta Fund in the possession of such transfer agent as of the Effective Date, (ii) a certificate setting forth the number of shares of the Jakarta Fund outstanding as of the Valuation Time, and (iii) the name and address of each holder of record of any shares and the number of shares held of record by each such shareholder.



          9.  CONDITIONS PRECEDENT TO THE OBLIGATIONS OF JAKARTA GROWTH FUND,
INC.


          The obligations of the Jakarta Fund hereunder shall be subject to the following conditions:



          9.1. APPROVAL OF REORGANIZATION. This Agreement shall have been approved by (i) the affirmative vote of the holders of a majority of the shares of common stock of the Jakarta Fund issued and outstanding and entitled to vote thereon and (ii) the affirmative vote of the holders of a majority of the Indonesia Fund shares voted thereon, provided also that the votes cast represent at least a majority of the shares of common stock of the Indonesia Fund issued and outstanding and entitled to vote thereon; and that the Indonesia Fund shall have delivered to the Jakarta Fund a copy of the resolutions approving this Agreement adopted by its Board of Directors and shareholders, certified by its Secretary.



          9.2.  CERTIFICATES AND STATEMENTS BY THE INDONESIA FUND, INC.



          (a) The Indonesia Fund shall have furnished a statement of assets and liabilities, together with a schedule of investments with their respective dates of acquisition and tax costs, certified on its behalf by its President (or any Vice President) and its Treasurer, and a certificate executed by both such officers, dated the Effective Date, certifying that there has been no material adverse change in its financial position since December 31, 2000, other than changes in its portfolio securities since that date or changes in the market value of its portfolio securities.



          (b) The Indonesia Fund shall have furnished to the Jakarta Fund a certificate signed by its President (or any Vice President), dated the Effective Date, certifying that as of the Effective Date, all representations and warranties made in this Agreement are true and correct in all material respects as if made at and as of such date and the Indonesia Fund has complied with all of the agreements and satisfied all of the conditions on its part to be performed or satisfied at or prior to such date.



          (c) The Indonesia Fund shall have delivered to the Jakarta Fund a letter from PricewaterhouseCoopers LLP, dated the Effective Date, stating that such firm has performed a limited review of the federal, state and local income tax returns for the period ended December 31, 2000, and that based on such limited review, nothing came to their attention which caused them to believe that such returns did not properly reflect, in all material respects, the federal, state and local income taxes of the Indonesia Fund for the period covered thereby; and that for the period from January 1, 2001 to and including the Effective Date, such firm has performed a limited review to ascertain the amount of such applicable federal, state and local taxes, and has determined that either such amount has been paid or reserves have been established for payment of such taxes, this review to be based on unaudited financial data; and that based on such limited review, nothing has come to their attention which caused them to believe that the taxes paid or reserves set aside for payment of such taxes were not adequate in all material respects for the satisfaction of federal, state and local taxes for the period from January 1, 2001 to and including the Effective Date or that the Indonesia Fund would not continue to qualify as a RIC for federal income tax purposes.



          9.3. ABSENCE OF LITIGATION. There shall be no material litigation pending with respect to the matters contemplated by this Agreement.



          9.4.  LEGAL OPINIONS.



          (a) The Jakarta Fund shall have received an opinion of Willkie Farr & Gallagher, as counsel to the Indonesia Fund, in form and substance reasonably satisfactory to the Jakarta Fund and dated the Closing Date, to the effect that (i) the Indonesia Fund is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland; (ii) the Agreement has been duly authorized, executed and delivered by the Indonesia Fund, and, assuming that the Registration Statement complies with the 1933 Act, 1934 Act and the 1940 Act, constitutes a valid and legally binding obligation of the Indonesia Fund, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization or other similar laws pertaining to the enforcement of creditors' rights generally and by equitable principles; (iii) to the best of such counsel's knowledge, no consent, approval, authorization or order of any United States federal or Maryland state court or governmental authority is required for the consummation by the

     Indonesia Fund of the Reorganization, except such as may be required under the 1933 Act, the 1934 Act, the 1940 Act and the published rules and regulations of the SEC thereunder and such as may be required under state securities or blue sky laws and except for the acceptance by the Department of the Articles of Transfer for filing; (iv) the Registration Statement has become effective under the 1933 Act, no stop order suspending the effectiveness of the Registration Statement has been issued and no proceedings for that purpose have been instituted or are pending or contemplated under the 1933 Act, and, with respect to the Indonesia Fund, the Registration Statement, and each amendment or supplement thereto, as of their respective effective dates, appear on their face to be appropriately responsive in all material respects to the requirements of the 1933 Act, the 1934 Act and the 1940 Act and the published rules and regulations of the SEC thereunder; (v) such counsel does not know of any statutes, legal or governmental proceedings or contracts with respect to the Indonesia Fund or other documents related to the Reorganization of a character required to be described in the Registration Statement which are not described therein or, if required to be filed, filed as required; (vi) the execution and delivery of this Agreement does not, and the consummation of the Reorganization will not, violate any material provision of the Articles of Incorporation, as amended, the By-laws, as amended, or any agreement (known to such counsel) to which the Indonesia Fund is a party or by which the Indonesia Fund is bound, except insofar as the parties have agreed to amend such provision as a condition precedent to the Reorganization; (vii) to the best of such counsel's knowledge, no material suit, action or legal or administrative proceeding is pending or threatened against the Indonesia Fund; and (viii) all corporate actions required to be taken by the Indonesia Fund to authorize this Agreement and to effect the Reorganization have been duly authorized by all necessary corporate actions on behalf of the Indonesia Fund. In giving the opinion set forth above, Willkie Farr & Gallagher may state that it is relying on certificates of officers of the Indonesia Fund with regard to matters of fact and certain certificates and written statements of governmental officials with respect to the good standing of the Indonesia Fund and on the opinion of Venable, Baetjer and Howard, LLP as to matters of Maryland law.



               Such counsel shall also state that (A) while such counsel cannot make any representation as to the accuracy or completeness of statements of fact in the Registration Statement or any amendment or supplement thereto with respect to the Indonesia Fund, nothing has come to their attention that would lead them to believe that, on the respective effective dates of the Registration Statement and any amendment or supplement thereto, (1) the Registration Statement or any amendment or supplement thereto contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein not misleading with respect to the Indonesia Fund; and (2) the prospectus included in the Registration Statement contained any untrue statement of a material fact or omitted to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading with respect to the Indonesia Fund; PROVIDED that such counsel need not express any opinion or belief as to the financial statements, other financial data, statistical data or information relating to the Indonesia Fund contained or incorporated by reference in the Registration Statement.

          (b) The Jakarta Fund shall have received an opinion from Brown & Wood LLP, as counsel to the Jakarta Fund, dated the Effective Date, to the effect that for federal income tax purposes (i) the Reorganization as provided in this Agreement will constitute a reorganization within the meaning of Section 368(a)(1) of the Code and that the Jakarta Fund and the Indonesia Fund will each be a "party to a reorganization" within the meaning of Section 368(b) of the Code; (ii) no gain or loss will be recognized by the Jakarta Fund as a result of the Reorganization or upon the conversion of Jakarta Fund shares to Indonesia Fund Shares; (iii) no gain or loss will be recognized by the Indonesia Fund as a result of the Reorganization; (iv) no gain or loss will be recognized by the shareholders of the Jakarta Fund upon the conversion of their shares into Indonesia Fund Shares except to the extent such shareholders are paid cash in lieu of fractional shares of Indonesia Fund in the Reorganization; (v) the tax basis of the Jakarta Fund assets in the hands of the Indonesia Fund will be the same as the tax basis of such assets in the hands of the Jakarta Fund immediately prior to the consummation of the Reorganization;
     (vi) immediately after the Reorganization, the tax basis of the Indonesia Fund Shares received by each shareholder of the Jakarta Fund in the Reorganization (including that of fractional share interests deemed distributed by the Indonesia Fund) will be equal, in the aggregate, to the tax basis of the shares of the Jakarta Fund owned by such shareholder immediately prior to the Reorganization; (vii) a shareholder's holding period for the Indonesia Fund Shares (including that of fractional share interests deemed distributed by the Indonesia Fund) will be determined by including the period for which he or she held the shares of the Jakarta Fund exchanged pursuant to the Reorganization, provided that such Jakarta Fund shares were held as capital assets; (viii) the Indonesia Fund's holding period with respect to the Jakarta Fund assets transferred will include the period for which such assets were held by the Jakarta Fund; and (ix) the payment of cash to a Jakarta Fund shareholder in lieu of fractional Indonesia Fund Shares will be treated as though the fractional Shares were distributed as part of the Reorganization and then redeemed by the Indonesia Fund with the result that the Jakarta Fund shareholder will have a capital gain or loss to the extent the cash distribution differs from such shareholder's basis allocable to the fractional shares, provided that the Jakarta Fund shares exchanged pursuant to the Reorganization were held as capital assets immediately prior to such exchange and that the shareholder's proportionate interest in the Indonesia Fund will be reduced as a result of such cash distribution.



          9.5.  AUDITOR'S CONSENT AND CERTIFICATION.



          (a) The Jakarta Fund shall have received from PricewaterhouseCoopers LLP a letter dated within five days prior to the effective date of the Registration Statement and a similar letter dated within five days prior to the Effective Date, in form and substance satisfactory to the Jakarta Fund, to the effect that (i) they are independent public auditors with respect to the Indonesia Fund within the meaning of the 1933 Act and the applicable published rules and regulations thereunder; and (ii) in their opinion, the financial statements and supplementary information of the Jakarta Fund incorporated by reference in the Registration Statement and reported on by them comply as to form in all material respects with the applicable accounting requirements of the 1933 Act and the published rules and regulations thereunder.

          (b) The Jakarta Fund shall have received from PricewaterhouseCoopers LLP a letter dated within five days prior to the effective date of the Registration Statement and a similar letter dated within five days prior to the Effective Date, in form and substance satisfactory to the Jakarta Fund, to the effect that they have performed other specified procedures, not constituting an audit, with respect to certain amounts, percentages, numerical data, financial information and financial statements appearing in the Registration Statement, which previously have been specified by such accountants and which shall be specified in such letter, and have compared certain of such items with, and have found such items to be in agreement with, the accounting and financial records of the Jakarta Fund.



          9.6. EFFECTIVENESS OF REGISTRATION STATEMENT. The Registration Statement shall have become effective under the 1933 Act and no stop order suspending such effectiveness shall have been instituted or, to the knowledge of the Jakarta Fund, contemplated by the SEC.



          9.7.  REGULATORY FILINGS.



          (a) The Jakarta Fund shall have received from the SEC such orders or interpretations as Brown & Wood LLP, as counsel to the Jakarta Fund, deems reasonably necessary or desirable under the 1933 Act, the 1934 Act and the 1940 Act in connection with the Reorganization, provided that such counsel or counsel to the Jakarta Fund shall have requested such orders as promptly as practicable, and all such orders shall be in full force and effect.



          (b) The SEC shall not have issued an unfavorable advisory report under Section 25(b) of the 1940 Act, nor instituted or threatened to institute any proceeding seeking to enjoin consummation of the Reorganization under Section 25(c) of the 1940 Act; and no other legal, administrative or other proceeding shall be instituted or threatened which would materially affect the financial condition of the Jakarta Fund or would prohibit the Reorganization.


          (c) The Indonesia Fund shall have received from any relevant state securities administrator such order or orders as are reasonably necessary or desirable under the 1933 Act, the 1934 Act, the 1940 Act, and any applicable state securities or blue sky laws in connection with the transactions contemplated hereby, and that all such orders shall be in full force and effect.


          9.8. SATISFACTION OF THE JAKARTA GROWTH FUND, INC. All proceedings taken by the Indonesia Fund and its counsel in connection with the Reorganization and all documents incidental thereto shall be satisfactory in form and substance to the Jakarta Fund.



          10.  PAYMENT OF EXPENSES



          10.1. ALLOCATION. Each Fund will bear its own legal, accounting and mailing expenses relating to the Reorganization and one-half of all other Reorganization-related expenses (including, but not limited to, all costs related to the preparation and distribution of the Registration Statement, proxy solicitation expenses, SEC registration fees, and NYSE listing fees), except that if the Reorganization is consummated the Indonesia Fund shall bear the first

$100,000 of expenses otherwise to be borne by the Jakarta Fund under this formula, including one-half of any transfer taxes incurred by the Jakarta Fund in connection with the Reorganization. If the Reorganization is not consummated for any reason other than a material breach by the Jakarta Fund of its obligations under this Agreement, the Indonesia Fund shall bear all of the Jakarta Fund's ordinary Reorganization-related expenses, including its legal, accounting and mailing expenses as set forth above, but excluding any extraordinary expenses such as litigation expenses. Counsel to the Indonesia Fund has taken the lead role in drafting the Registration Statement and this Agreement, and the Indonesia Fund will bear the fees and expenses of such counsel. To give effect to the cost allocation set forth in this Section 10.1, the net asset value of the Jakarta Fund as of the Effective Date shall exclude the expenses of up to $100,000 and the liabilities of the Indonesia Fund as of the Effective Date will reflect up to $100,000 of costs to be assumed pursuant to this Section 10.1.



          11.  COOPERATION FOLLOWING EFFECTIVE DATE


          In case at any time after the Effective Date any further action is necessary to carry out the purposes of this Agreement, each of the Parties will take such further action (including the execution and delivery of such further instruments and documents) as any other Party may reasonably request, all at the sole cost and expense of the requesting Party (unless the requesting Party is entitled to indemnification as described below). The Jakarta Fund acknowledges and agrees that from and after the Effective Date, the Indonesia Fund shall be entitled to possession of all documents, books, records, agreements and financial data of any sort pertaining to the Jakarta Fund.


          12.  INDEMNIFICATION



          12.1. JAKARTA GROWTH FUND, INC. The Indonesia Fund agrees to indemnify and hold harmless the Jakarta Fund and each of the Jakarta Fund's directors and officers from and against any and all losses, claims, damages, liabilities or expenses (including, without limitation, the payment of reasonable legal fees and reasonable costs of investigation) to which jointly and severally, the Jakarta Fund or any of its directors or officers may become subject, insofar as any such loss, claim, damage, liability or expense (or actions with respect thereto) arises out of or is based on any breach by the Indonesia Fund of any of its representations, warranties, covenants or agreements set forth in this Agreement.



          12.2. THE INDONESIA FUND, INC. The Jakarta Fund agrees to indemnify and hold harmless the Indonesia Fund and each of the Indonesia Fund's directors and officers from and against any and all losses, claims, damages, liabilities or expenses (including, without limitation, the payment of reasonable legal fees and reasonable costs of investigation) to which jointly and severally, the Indonesia Fund or any of its directors or officers may become subject, insofar as any such loss, claim, damage, liability or expense (or actions with respect thereto) arises out of or is based on any breach by the Jakarta Fund of any of its representations, warranties, covenants or agreements set forth in this Agreement.

          13.  TERMINATION, POSTPONEMENT AND WAIVERS



          13.1.  TERMINATION.



          (a) Notwithstanding anything to the contrary in this Agreement, this Agreement may be terminated and the Reorganization abandoned at any time (whether before or after adoption by the shareholders of each of the Parties) prior to the Effective Date, or the Effective Date may be postponed, (i) by mutual agreement of the Parties' Board of Directors;
     (ii) by the Board of Directors of the Indonesia Fund if any of the obligations of the Jakarta Fund set forth in this Agreement has not been fulfilled or waived by such Board or if the Jakarta Fund has made a material and intentional misrepresentation herein or in connection herewith; or (iii) by the Board of Directors of the Jakarta Fund if any of the obligations of the Indonesia Fund set forth in this Agreement has not been fulfilled or waived by such Board or if the Indonesia Fund has made a material and intentional misrepresentation herein or in connection herewith.



          (b) If the transaction contemplated by this Agreement shall not have been consummated by September 30, 2001, this Agreement automatically shall terminate on that date, unless a later date is mutually agreed to by the Boards of Directors of the Parties.


          (c) In the event of termination of this Agreement pursuant to the provisions hereof, the Agreement shall become void and have no further effect, and there shall not be any liability hereunder on the part of either of the Parties or their respective directors or officers, except for Sections 10.1, 12.1 and 12.2 and except for any such material breach or intentional misrepresentation, as to each of which all remedies at law or in equity of the party adversely affected shall survive.


          13.2. WAIVER. At any time prior to the Effective Date, any of the terms or conditions of this Agreement may be waived by the Board of Directors of either the Jakarta Fund or the Indonesia Fund (whichever is entitled to the benefit thereof), if, in the judgment of such Board after consultation with its counsel, such action or waiver will not have a material adverse effect on the benefits intended in this Agreement to the shareholders of the Fund, on behalf of which such action is taken.



          13.3.  EXPIRATION OF REPRESENTATIONS AND WARRANTIES.



          (a) The respective representations and warranties contained in Articles 4 and 5 of this Agreement shall expire with, and be terminated by, the consummation of the Reorganization, and neither of the Parties nor any of their officers, directors, agents or shareholders shall have any liability with respect to such representations or warranties after the Effective Date. This provision shall not protect any officer, director, agent or shareholder of the Parties against any liability to the entity for which that officer, director, agent or shareholder so acts or to its shareholders to which that officer, director, agent or shareholder would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties in the conduct of such office.

          (b) If any order or orders of the SEC with respect to this Agreement shall be issued prior to the Effective Date and shall impose any terms or conditions which are determined by action of the Boards of Directors of the Parties to be acceptable, such terms and conditions shall be binding as if a part of this Agreement without further vote or approval of the shareholders of the Parties, unless such terms and conditions shall result in a change in the method of computing the number of shares of Indonesia Fund Shares to be issued pursuant to this Agreement, in which event, unless such terms and conditions shall have been included in the proxy solicitation materials furnished to the shareholders of the Parties prior to the meetings at which the Reorganization shall have been approved, this Agreement shall not be consummated and shall terminate unless the Parties call special or annual meetings of shareholders at which such conditions so imposed shall be submitted for approval.



          14.  MISCELLANEOUS



          14.1. TRANSFER RESTRICTION. Pursuant to Rule 145 under the 1933 Act, and in connection with the issuance of any shares to any person who at the time of the Reorganization is, to its knowledge, an affiliate of a party to the Reorganization pursuant to Rule 145(c), the Indonesia Fund shall cause to be affixed upon the certificate(s) issued to such person (if any) a legend as follows:


    THESE SHARES ARE SUBJECT TO RESTRICTIONS ON TRANSFER UNDER THE SECURITIES ACT OF 1933 AND MAY NOT BE SOLD OR OTHERWISE TRANSFERRED EXCEPT TO THE INDONESIA FUND, INC. (OR ITS STATUTORY SUCCESSOR) UNLESS (I) A REGISTRATION STATEMENT WITH RESPECT THERETO IS EFFECTIVE UNDER THE SECURITIES ACT OF 1933 OR (II) IN THE OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE FUND, SUCH REGISTRATION IS NOT REQUIRED.



and, further, that stop transfer instructions will be issued to the Indonesia Fund's transfer agent with respect to such shares. The Jakarta Fund will provide the Indonesia Fund on the Closing Date with the name of any Jakarta Fund Shareholder who is to the knowledge of the Jakarta Fund an affiliate of it on such date.



          14.2. MATERIAL PROVISIONS. All covenants, agreements, representations and warranties made under this Agreement and any certificates delivered pursuant to this Agreement shall be deemed to have been material and relied upon by each of the parties, notwithstanding any investigation made by them or on their behalf.



          14.3. NOTICES. All notices, requests, demands, claims, and other communications hereunder will be in writing. Any notice, request, demand, claim or other communication hereunder shall be deemed duly given if (and then two business days after) it is sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below:



          If to the Indonesia Fund:

          Hal Liebes
          Senior Vice President
          The Indonesia Fund, Inc.
          466 Lexington Avenue
          New York, New York 10017

          With copies to:

          Daniel Schloendorn, Esq.
          Willkie Farr & Gallagher
          787 Seventh Avenue
          New York, New York 10019

          Marco E. Adelfio, Esq.
          Morrison & Foerster
          2000 Pennsylvania Avenue, N.W.
          Suite 5500
          Washington, D.C.  20006

          If to the Jakarta Fund:

          Nobuo Katayama
          President
          Jakarta Growth Fund, Inc.
          180 Maiden Lane
          New York, New York 10038-4936

          With copies to:

          John A. MacKinnon, Esq.
          Brown & Wood LLP
          One World Trade Center
          New York, New York  10048-0557

          Marcia L. MacHarg, Esq.
          Debevoise & Plimpton
          555 13th Street, N.W.
          Washington, D.C.  20004

          Any Party may send any notice, request, demand, claim or other communication hereunder to the intended recipient at the address set forth above using any other means (including personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Any Party may change the address to which notices, requests, demands, claims and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

          14.4. AMENDMENTS. This Agreement may be amended, modified or supplemented in such manner as may be mutually agreed upon in writing by the authorized officers of the Indonesia Fund and the Jakarta Fund; provided, however, that following the meeting of the Indonesia Fund and Jakarta Fund shareholders to approve the Reorganization, no such amendment may have the effect of changing the provisions for determining the number of the Indonesia Fund Shares to be issued to the Jakarta Fund shareholders under this Agreement to the detriment of such shareholders without their further approval.



          14.5. HEADINGS. The Article headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.



          14.6. COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.



          14.7. ENFORCEABILITY. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.



          14.8. SUCCESSORS AND ASSIGNS. This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer hereof or of any rights or obligations hereunder shall be made by any party without the written consent of the other party. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm or corporation, other than the parties hereto and the shareholders of the Parties and their respective successors and assigns, any rights or remedies under or by reason of this Agreement, except for Section 7.9 hereof, which shall be for the benefit of, and enforceable by, the Indemnitees.



          14.9. GOVERNING LAW. This Agreement shall be governed by, and construed and enforced in accordance with the laws of the State of New York, without regard to its principles of conflicts of law.

          IN WITNESS WHEREOF, each of the Parties hereto has caused this Agreement to be executed by its President or Vice President and attested by its Secretary or Assistant Secretary.

                                     THE INDONESIA FUND, INC.



                                     By:     /s/ Hal Liebes
                                             -----------------------------------
                                     Name:   Hal Liebes
                                             -----------------------------------
                                     Title:  Senior Vice President
                                             -----------------------------------

                                     Attest: /s/ Michael A. Pignataro
                                             -----------------------------------
                                     Name:   Michael A. Pignataro
                                             -----------------------------------
                                     Title:  Secretary
                                             -----------------------------------



                                     JAKARTA GROWTH FUND, INC.




                                     By:     /s/ Keisuke Haruguchi
                                             -----------------------------------
                                     Name:   Keisuke Haruguchi
                                             -----------------------------------
                                     Title:  Vice President
                                             -----------------------------------

                                     Attest: /s/ John J. Boretti
                                             -----------------------------------
                                     Name:   John J. Boretti
                                             -----------------------------------
                                     Title:  Secretary
                                             -----------------------------------

                                    EXHIBIT B

                  SECTIONS 3-202 THROUGH 3-213 OF THE MARYLAND
                             GENERAL CORPORATION LAW

3-202 RIGHT TO FAIR VALUE OF STOCK. - (a) Except as provided in subsection (c) of this section, a stockholder of a Maryland corporation has the right to demand and receive payment of the fair value of the stockholder's stock from the successor if:

         (1)   The corporation consolidates or merges with another corporation;

         (2)   The stockholder's stock is to be acquired in a share exchange;

         (3) The corporation transfers its assets in a manner requiring action under Section 3-105(e) of this title;

         (4) The corporation amends its charter in a way which alters the contract rights, as expressly set forth in the charter, of any outstanding stock and substantially adversely affects the stockholder's rights, unless the right to do so is reserved by the charter of the corporation; or

         (5) The transaction is governed by Section 3-602 of this title or exempted by Section 3-603(b) of this title.

   (b)   (1)   Fair value is determined as of the close of business:

               (i) With respect to a merger under Section 3-106 of this title of a 90 percent or more owned subsidiary with or into its parent corporation, on the day notice is given or waived under Section 3-106; or

               (ii) With respect to any other transaction, on the day the stockholders voted on the transaction objected to.

         (2) Except as provided in paragraph (3) of this subsection, fair value may not include any appreciation or depreciation which directly or indirectly results from the transaction objected to or from its proposal.

         (3) In any transaction governed by Section 3-602 of this title or exempted by Section 3-603(b) of this title, fair value shall be value determined in accordance with the requirements of Section 3-603(b) of this title.

   (c) Unless the transaction is governed by Section 3-602 of this title or is exempted by Section 3-603(b) of this title, a stockholder may not demand the fair value of the stockholder's stock and is bound by the terms of the transaction if:

         (1) The stock is listed on a national securities exchange, is designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or is designated for trading on the NASDAQ small cap market:

               (i) With respect to a merger under Section 3-106 of this title of a 90 percent or more owned subsidiary with or into its parent corporation, on the date notice is given or waived under Section 3-106; or

               (ii) With respect to any other transaction, on the record date for determining stockholders entitled to vote on the transaction objected to;

         (2)   The stock is that of the successor in a merger; unless:

               (i) The merger alters the contract rights of the stock as expressly set forth in the charter, and the charter does not reserve the right to do so; or

               (ii)  The stock is to be changed or converted in whole or in part in the merger into something other than either stock in the successor or cash, scrip, or other rights or interests arising out of provisions for the treatment of fractional shares of stock in the successor;

         (3) The stock is not entitled to be voted on the transaction or the stockholder did not own the shares of stock on the record date for determining stockholders entitled to vote on the transaction;

         (4) The charter provides that the holders of the stock are not entitled to exercise the rights of an objecting stockholder under this subtitle; or

         (5) The stock is that of an open-end investment company registered with the Securities and Exchange Commission under the Investment Company Act of 1940 and the value placed on the stock in the transaction is its net asset value.

3-203 PROCEDURE BY STOCKHOLDER. - (a) A stockholder of a corporation who desires to receive payment of the fair value of the stockholder's stock under this subtitle:

         (1) Shall file with the corporation a written objection to the proposed transaction:

               (i) With respect to a merger under Section 3-106 of this title of a 90 percent or more owned subsidiary with or into its parent corporation, within 30 days after notice is given or waived under Section 3-106; or

               (ii) With respect to any other transaction, at or before the stockholders' meeting at which the transaction will be considered or, in the case of action taken under Section 2-505(b) of this article, within 10 days after the corporation gives the notice required by Section 2-505(b) of this article;

         (2)   May not vote in favor of the transaction; and

         (3) Within 20 days after the Department accepts the articles for record, shall make a written demand on the successor for payment for the stockholder's stock, stating the number and class of shares for which the stockholder demands payment.

   (b) A stockholder who fails to comply with this section is bound by the terms of the consolidation, merger, share exchange, transfer of assets, or charter amendment.

3-204 EFFECT OF DEMAND ON DIVIDEND AND OTHER RIGHTS. - A stockholder who demands payment for his stock under this subtitle:

         (1) Has no right to receive any dividends or distributions payable to holders of record of that stock on a record date after the close of business on the day as at which fair value is to be determined under Section 3-202 of this subtitle; and

         (2) Ceases to have any rights of a stockholder with respect to that stock, except the right to receive payment of its fair value.

3-205 WITHDRAWAL OF DEMAND. - A demand for payment may be withdrawn only with the consent of the successor.

3-206 RESTORATION OF DIVIDEND AND OTHER RIGHTS. - (a) The rights of a stockholder who demands payment are restored in full, if:

         (1)   The demand for payment is withdrawn;

         (2) A petition for an appraisal is not filed within the time required by this subtitle;

         (3) A court determines that the stockholder is not entitled to relief; or

         (4)   The transaction objected to is abandoned or rescinded.

   (b) The restoration of a stockholder's rights entitles him to receive the dividends, distributions, and other rights he would have received if he had not demanded payment for his stock. However, the restoration does not prejudice any corporate proceedings taken before the restoration.

3-207 PROCEDURE BY SUCCESSOR. - (a)(1) The successor promptly shall notify each objecting stockholder in writing of the date the articles are accepted for record by the Department.

         (1)

         (2) The successor also may send a written offer to pay the objecting stockholder what it considers to be the fair value of his stock. Each offer shall be accompanied by the following information relating to the corporation which issued the stock:

               (i) A balance sheet as of a date not more than six months before the date of the offer;

               (ii) A profit and loss statement for the 12 months ending on the date of the balance sheet; and

               (iii)  Any other information the successor considers pertinent.

   (b) The successor shall deliver the notice and offer to each objecting stockholder personally or mail them to him by registered mail at the address he gives the successor in writing, or, if none, at his address as it appears on the records of the corporation which issued the stock.

3-208 PETITION FOR APPRAISAL; CONSOLIDATION OF PROCEEDINGS; JOINDER OF OBJECTORS. - (a) Within 50 days after the Department accepts the articles for record, the successor or an objecting stockholder who has not received payment for his stock may petition a court of equity in the county where the principal office of the successor is located or, if it does not have a principal office in this State, where the resident agent of the successor is located, for an appraisal to determine the fair value of the stock.

         (a)

         (b)   (1)   If more than one appraisal proceeding is instituted, the
                     court shall direct the consolidation of all the proceedings on terms and conditions it considers proper.

               (2) Two or more objecting stockholders may join or be joined in an appraisal proceeding.

3-209 CERTIFICATE MAY BE NOTED. - (a) At any time after a petition for appraisal is filed, the court may require the objecting stockholders parties to the proceeding to submit their stock certificates to the clerk of the court for notation on them that the appraisal proceeding is pending. If a stockholder fails to comply with the order, the court may dismiss the proceeding as to him or grant other appropriate relief.

         (a)

         (b) If any stock represented by a certificate which bears a notation is subsequently transferred, the new certificate issued for the stock shall bear a similar notation and the name of the original objecting stockholder. The transferee of this stock does not acquire rights of any character with respect to the stock other than the rights of the original objecting stockholder.

3-210 APPRAISAL OF FAIR VALUE. - (a) If the court finds that the objecting stockholder is entitled to an appraisal of his stock, it shall appoint three disinterested appraisers to determine the fair value of the stock on terms and conditions the court considers proper. Each appraiser shall take an oath to discharge his duties honestly and faithfully.

         (a)

         (b) Within 60 days after their appointment, unless the court sets a longer time, the appraisers shall determine the fair value of the stock as of the appropriate date and file a report stating the conclusion of the majority as to the fair value of the stock.

         (c) The report shall state the reasons for the conclusion and shall include a transcript of all testimony and exhibits offered.

         (d)   (1)   On the same day that the report is filed, the appraisers
                     shall mail a copy of it to each party to the proceedings.

               (2) Within 15 days after the report is filed, any party may object to it and request a hearing.

3-211 CONSIDERATION BY COURT OF APPRAISERS' REPORT. - (a) The court shall consider the report and, on motion of any party to the proceeding, enter an order which:

         (1)   Confirms, modifies, or rejects it; and

         (2)   If appropriate, sets the time for payment to the stockholder.

   (b)   (1)   If the appraisers' report is confirmed or modified by the order, judgment shall be entered against the successor and in favor of each objecting stockholder party to the proceeding for the appraised fair value of his stock.

         (2)   If the appraisers' report is rejected, the court may:

               (i) Determine the fair value of the stock and enter judgment for the stockholder; or

               (ii) Remit the proceedings to the same or other appraisers on terms and conditions it considers proper.

   (c)   (1)   Except as provided in paragraph (2) of this subsection, a
judgment for the stockholder shall award the value of the stock and interest from the date as to which fair value is to be determined under Section 3-202 of this subtitle, and

         (2) The court may not allow interest if it finds that the failure of the stockholder to accept an offer for the stock made under
               Section 3-207 of this subtitle was arbitrary and vexatious or not in good faith. In making this finding, the court shall consider:

               (i)    The price which the successor offered for the stock;

               (ii) The financial statements and other information furnished to the stockholder; and

               (iii)  Any other circumstances it considers relevant.

   (d)   (1)   The costs of the proceedings, including reasonable compensation and expenses of the appraisers, shall be set by the court and assessed against the successor. However, the court may direct the costs to be apportioned and assessed against any objecting stockholder if the court finds that the failure of the stockholder to accept an offer for the stock made under Section 3-207 of this subtitle was arbitrary and vexatious or not in good faith. In making this finding, the court shall consider:

               (i)    The price which the successor offered for the stock;

               (ii) the financial statements and other information furnished to the stockholder; and

               (iii)  Any other circumstances it considers relevant.

         (2) Costs may not include attorney's fees or expenses. The reasonable fees and expenses of experts may be included only if:

               (i)    The successor did not make an offer for the stock under
                      Section 3-207 of this subtitle; or

               (ii) The value of the stock determined in the proceeding materially exceeds the amount offered by the successor.

   (e) The judgment is final and conclusive on all parties and has the same force and effect as other decrees in equity. The judgment constitutes a lien on the assets of the successor with priority over any mortgage or other lien attaching on or after the effective date of the consolidation, merger, transfer, or charter amendment.

3-212 SURRENDER OF STOCK. - The successor is not required to pay for the stock of an objecting stockholder or to pay a judgment rendered against it in a proceeding for an appraisal unless, simultaneously with payment:

         (1) The certificates representing the stock are surrendered to it, indorsed in blank, and in proper form for transfer; or

         (2) Satisfactory evidence of the loss or destruction of the certificates and sufficient indemnity bond are furnished.


3-213 RIGHTS OF SUCCESSOR WITH RESPECT TO STOCK. - (a) A successor which acquires the stock of an objecting stockholder is entitled to any dividends or distributions payable to holders of record of that stock on a record date after the close of business on the day as at which fair value is to be determined under Section 3-202 of this subtitle.


   (b) After acquiring the stock of an objecting stockholder, a successor in a transfer of assets may exercise all the rights of an owner of the stock.

   (c) Unless the articles provide otherwise stock in the successor of a consolidation, merger, or share exchange otherwise deliverable in exchange for the stock of an objecting stockholder has the status of authorized but unissued stock of the successor. However, a proceeding for reduction of the capital of the successor is not necessary to retire the stock or to reduce the capital of the successor represented by the stock.

                                    APPENDIX
                             AUDIT COMMITTEE CHARTER

                             AUDIT COMMITTEE CHARTER
                              CSAM CLOSED-END FUNDS



ORGANIZATION


                  The members of the Audit Committee of the Board of Directors ("Directors") of each CSAM-advised closed-end registered investment company (each a "Fund" and together, the "Funds") are selected by the full Board of Directors of the relevant Fund. The members of the Audit Committee shall consist of not less than three persons (except as otherwise provided below), all of whom are not "interested persons" (as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended) of the Fund and who are "independent" within the meaning of the audit committee rules of any securities exchange on which the Fund's shares are listed for trading. Each member of the Audit Committee shall be financially literate, as such qualification is interpreted by the Board of Directors in its business judgment, or must become financially literate within a reasonable period of time after his or her appointment to the Audit Committee. At least one member of the Audit Committee must have accounting or related financial management expertise, as the Board of Directors interprets such qualification in its business judgment. Any Fund that currently has less than three members on its Audit Committee must have three members not later than June 14, 2001. Thereafter, if the number of members on a Fund's Audit Committee falls below three, such Fund shall fill any vacancies within 90 days.


STATEMENT OF POLICY


                  Each Fund's Audit Committee oversees the financial reporting process for that Fund. A Fund's Board and its Audit Committee recognize that they are the shareholders' representatives, that the auditors are ultimately accountable to the Board of Directors and the Audit Committee and that the Board of Directors and the Audit Committee have the authority and responsibility to select, evaluate and, where appropriate, recommend to shareholders the selection or replacement of the outside auditors.


                  Each Fund's Audit Committee shall monitor the process for the Funds' valuation of portfolio assets. This is key to providing shareholders and regulators adequate, meaningful information for decision making. Members of each Fund's Audit Committee must have a general understanding regarding the accounting process and the control structure in place for each Fund. Open communication with management and the independent auditors is essential.


                  This Charter shall be reviewed annually by the Board of each Fund.


RESPONSIBILITIES OF THE AUDIT COMMITTEE


                  In order to provide reasonable flexibility, the following listed Committee responsibilities are described in broad terms:


                  - The Audit Committee's role is clearly one of oversight and review and not of direct management of the audit process. Each Fund's Board and Audit Committee recognizes that the outside auditors are ultimately accountable to the Board and the Audit Committee.


                  - The Audit Committee members are responsible for a general understanding of the subject Fund's accounting systems and controls.


                  - Committee members shall periodically evaluate the
                    independent audit firm's performance and the costs of its services. The Audit Committee will make recommendations to the full Board of Directors regarding the selection of the independent audit firm. The Committee shall request from the independent auditors periodically a formal written statement (1) delineating all relationships between the auditors and the Fund, its investment adviser and their corporate affiliates and including disclosures regarding the auditors' independence required by

                    Independence Standards Board Standard No. 1, as may be modified or supplemented, and (2) certifying that, in the view of the auditors, they are independent public accountants with respect to the Fund within the meaning of the Securities Act of 1933, as amended, and the applicable rules and regulations thereunder. The Audit Committee is responsible for actively engaging in a dialogue with the auditors with respect to any disclosed relationships or services that may impact the objectivity and independence of the auditors, and for recommending that the full Board take appropriate steps, if any, in response to the auditors' response to satisfy itself of the independence of the auditors.


                  - Each Fund's Audit Committee is responsible for reviewing the scope of the audit proposed by the Fund's independent auditors.


                  - Each Fund's Audit Committee is responsible for recording minutes of its meetings and reporting significant matters to the full Board of Directors. The Audit Committee shall meet no less frequently than annually and receive information (as necessary) from, among others, the general counsel of Credit Suisse Asset Management, LLC and Fund counsel, in addition to the auditors, in order to be informed about legal and accounting issues having the possibility of impacting the financial reporting process. This would include items of industry-wide importance and internal issues such as litigation.


                  - Each Fund's Audit Committee is responsible for (i) reviewing and discussing with management and the auditors the Fund's audited financial statements; and (ii) discussing with the auditors the matters required to be discussed by Statement on Auditing Standards No. 61, as may be modified or supplemented. The Audit Committee shall confirm that the independent auditors are satisfied with the disclosure and content of the Fund's audited financial statements and shall advise the Board of Directors with respect to its recommendation as to the inclusion of the Fund's audited financial statements in its Annual Report to Shareholders.


                  - In reviewing the activities of the independent auditors, each Fund's Audit Committee shall consider the auditors' comments with respect to the appropriateness and adequacy of the Fund's accounting policies, procedures and principles.


                  - The Audit Committee should take appropriate steps to keep apprised of regulatory changes and new accounting pronouncements that affect net asset value calculations and financial statement reporting requirements.


                  - The Audit Committee of each Fund shall review and reassess the adequacy of this Charter on an annual basis.

                                 PROXY CARD FOR

                            THE INDONESIA FUND, INC.

                                      PROXY

                            THE INDONESIA FUND, INC.

           The Proxy is Solicited on Behalf of the Board of Directors

PROXY

     The undersigned hereby appoints Michael A. Pignataro and Hal Liebes, and each of them severally, as Proxies, each with the power to appoint his substitute, and hereby authorizes them to represent and to vote, as designated on the reverse side and in accordance with their judgment on such other matters as may properly come before the meeting or any adjournments thereof, all shares of The Indonesia Fund, Inc. that the undersigned is entitled to vote at the annual meeting of shareholders to be held on May 25, 2001, and at any adjournments thereof.

---------------                                                  ---------------
  SEE REVERSE                                                      SEE REVERSE
      SIDE         CONTINUED AND TO BE SIGNED ON REVERSE SIDE          SIDE
---------------                                                  ---------------

-------------------------------------------------------------           ------------------------------------------------------------
VOTE BY TELEPHONE                                                       VOTE BY INTERNET
-------------------------------------------------------------           ------------------------------------------------------------

It's fast, convenient, and immediate!
Call Toll-Free on a Touch-Tone Phone                                    It's fast, convenient, and your vote is immediately
1-877-PRX-VOTE (1-877-779-8683).                                        confirmed and posted.
-------------------------------------------------------------           ------------------------------------------------------------

FOLLOW THESE FOUR EASY STEPS:                                           FOLLOW THESE FOUR EASY STEPS:
1.     Read the accompanying Proxy Statement/Prospectus and             1.      Read the accompanying Proxy Statement/Prospectus
       Proxy Card.                                                              and Proxy Card.
2.     Call the toll-free number                                        2.      Go to the Website
       1-877-PRX-VOTE (1-877-779-8683).                                         http://www.eproxyvote.com/if
3.     Enter your 14-digit Voter Control Number located on              3.      Enter your 14-digit Voter Control Number located
       your Proxy Card above your name.                                         on your Proxy Card above your name.
4.     Follow the recorded instructions.                                4.      Follow the instructions provided.
-------------------------------------------------------------           ------------------------------------------------------------

YOUR VOTE IS IMPORTANT!                                                 YOUR VOTE IS IMPORTANT!
Call 1-877-PRX-VOTE anytime!                                            Go to http://www.eproxyvote.com/if anytime

           DO NOT RETURN YOUR PROXY CARD IF YOU ARE VOTING BY TELEPHONE OR INTERNET

/X/             PLEASE MARK
                VOTE AS IN
                THIS EXAMPLE

     THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED
     HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY
     WILL BE VOTED "FOR" PROPOSAL 1 AND "FOR" ALL NOMINEES IN PROPOSAL 2.

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL 1 AND "FOR" ALL
     NOMINEES IN PROPOSAL 2.

 1.    To  approve  an  Agreement   and    FOR   AGAINST   ABSTAIN    2.  Election of the following two (2) management nominees
       Plan of  Reorganization dated as    / /     / /       / /          standing for election to the Indonesia Fund's Board of
       of March  29, 2001  between  the                                   Directors:
       Indonesia     Fund    and    the
       Jakarta  Growth  Fund, Inc. (the                                    NOMINEES: (01) Richard H. Francis (three-year term)
       "Jakarta  Fund"),  a    Maryland                                    (02) James P. McCaughan (two-year term)
       corporation,  whereby  (i)   the
       the Indonesia Fund would acquire                                   / /        FOR all nominees listed above (except as marked
       substantially all the assets and                                              to the contrary above)
       liabilities of the Jakarta Fund,                                   / /        WITHHOLD AUTHORITY to vote for all nominees
       (ii)  the  Indonesia  Fund would                                              listed above
       issue shares  of  the  Indonesia
       Fund  to  the  Jakarta  Fund  in                               (INSTRUCTION: TO WITHHOLD AUTHORITY FOR ANY INDIVIDUAL
       exchange  therefor,  (iii)  such                               NOMINEE, STRIKE A LINE THROUGH SUCH INDIVIDUAL'S NAME ABOVE.)
       Indonesia  Fund  shares would be
       distributed  to  shareholders of                               MARK HERE FOR ADDRESS CHANGE AND NOTE AT LEFT              / /
       the  Jakarta Fund in liquidation
       of the  Jakarta  Fund,  and (iv)                               PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY
       the    Jakarta     Fund    would                               USING THE ENCLOSED ENVELOPE.
       subsequently  be dissolved under
       Maryland  law and  de-registered                               Please sign exactly as name appears at left. When shares are
       under the Investment Company Act                               held by joint tenants, both should sign. When signing as
       of 1940.                                                       attorney, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by president or other authorized officer. If in a
                                                                      partnership, please sign in partnership name by authorized person.


Signature:                          Date:                             Signature:                       Date:
          ------------------------       ---------------------------            ---------------------       ------------------------

                                                     [VOTING INSTRUCTION SHEET]


                               WAIT! THERE'S AN EASIER WAY TO VOTE YOUR SHARES OF THE INDONESIA FUND!
                                                ------

                                                    24 HOURS A DAY - 7 DAYS A WEEK
                   VOTE BY TELEPHONE                                                           VOTE BY INTERNET

     IT'S FAST, CONVENIENT AND YOUR VOTE IS IMMEDIATELY                       IT'S FAST, CONVENIENT AND YOUR VOTE IS IMMEDIATELY
                 CONFIRMED AND POSTED.                                       CONFIRMED AND POSTED. IN ADDITION, YOU CAN ELECT TO
                                                                                  RECEIVE ALL FUTURE MATERIALS BY INTERNET.

     USING A TOUCH-TONE TELEPHONE, CALL THE TOLL-FREE                                           GO TO WEBSITE:
       NUMBER WHICH APPEARS ON THE TOP LEFT CORNER                                            WWW.PROXYVOTE.COM
        OF YOUR ENCLOSED VOTING INSTRUCTION FORM.

            JUST FOLLOW THESE FOUR EASY STEPS:                                       JUST FOLLOW THESE FOUR EASY STEPS:

1.   READ THE INDONESIA FUND'S PROXY STATEMENT AND VOTING             1.   READ THE INDONESIA FUND'S PROXY STATEMENT AND VOTING
     INSTRUCTION FORM.                                                     INSTRUCTION FORM.

2.   CALL THE TOLL-FREE NUMBER LOCATED ON THE TOP LEFT CORNER         2.   GO TO THE WEBSITE WWW.PROXYVOTE.COM.
     OF YOUR VOTING INSTRUCTION FORM.

3.   ENTER YOUR 12-DIGIT CONTROL NUMBER LOCATED ON YOUR               3.   ENTER YOUR 12-DIGIT CONTROL NUMBER LOCATED ON YOUR
     VOTING INSTRUCTION FORM.                                              VOTING INSTRUCTION FORM.

4.   FOLLOW THE SIMPLE RECORDED INSTRUCTIONS.                         4.   FOLLOW THE SIMPLE INSTRUCTIONS.


                 YOUR VOTE IS IMPORTANT!                                                   YOUR VOTE IS IMPORTANT!
                   CALL 24 HOURS A DAY                                                     GO TO WWW.PROXYVOTE.COM
                                                                                                24 HOURS A DAY

                                                      THANK FOR YOUR VOTE!

                                 PROXY CARD FOR

                            JAKARTA GROWTH FUND, INC.

                                      PROXY

                            JAKARTA GROWTH FUND, INC.

           THE PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

PROXY

     The undersigned hereby appoints Nobuo Katayama and John J. Boretti, and each of them severally, as Proxies, each with the power to appoint his substitute, and hereby authorizes them to represent and to vote, as designated on the reverse side and in accordance with their judgment on such other matters as may properly come before the meeting or any adjournments thereof, all shares of the Jakarta Growth Fund, Inc. held of record by the undersigned on [____________ __], 2001 at the special meeting of shareholders to be held on [____________ __], 2001, and at any adjournments thereof.

---------------                                                  ---------------
  SEE REVERSE                                                      SEE REVERSE
      SIDE         CONTINUED AND TO BE SIGNED ON REVERSE SIDE          SIDE
---------------                                                  ---------------

/X/  PLEASE MARK
     VOTE AS IN
     THIS EXAMPLE

     THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED "FOR" THE PROPOSAL.

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE PROPOSAL.

1.   To approve an Agreement and Plan of Reorganization                FOR                    AGAINST                   ABSTAIN
     dated as of March 29, 2001 between the Jakarta Fund
     and The Indonesia Fund, Inc. (the "Indonesia Fund'), a            / /                      / /                       / /
     Maryland corporation, whereby (i) the Indonesia Fund
     would acquire substantially all of the assets and               MARK HERE FOR ADDRESS CHANGE AND NOTE AT LEFT / /
     assume all of the liabilities of the Jakarta Fund,
     (ii) the Indonesia Fund would issue Indonesia Fund              PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY
     shares to the Jakarta Fund in exchange therefor,                USING THE ENCLOSED ENVELOPE.
     (iii) such Indonesia Fund shares would be distributed
     to shareholders of the Jakarta Fund in liquidation of           Please sign exactly as name appears at left. When shares are
     the Jakarta Fund, and (iv) the Jakarta Fund would               held by joint tenants, both should sign. When signing as
     subsequently be dissolved under Maryland law and                attorney, administrator, trustee or guardian, please give full
     de-registered under the Investment Company Act of 1940.         title as such. If a corporation, please sign in full corporate name by president or other authorized officer. If in a
                                                                     partnership, please sign in partnership name by authorized person.


Signature:                          Date:                             Signature:                       Date:
          ------------------------       ---------------------------            ---------------------       ------------------------

THE INFORMATION IN THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT ISSUE THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION OF WHICH THIS STATEMENT OF ADDITIONAL INFORMATION FORMS A PART IS EFFECTIVE. THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                                     PART B

                   SUBJECT TO COMPLETION DATED MARCH 29, 2001

                            THE INDONESIA FUND, INC.

                       STATEMENT OF ADDITIONAL INFORMATION

                          ACQUISITION OF THE ASSETS OF
                            JAKARTA GROWTH FUND, INC.
                           180 MAIDEN LANE, 26th floor
                          NEW YORK, NEW YORK 10038-4936
                                 (212) 509-8181


                        BY AND IN EXCHANGE FOR SHARES OF

                            THE INDONESIA FUND, INC.
                        466 LEXINGTON AVENUE, 16TH FLOOR
                            NEW YORK, NEW YORK 10017
                                 (212) 875-3500



     This Statement of Additional Information, or SAI, relates specifically to the proposed reorganization (the "Reorganization") of Jakarta Growth Fund, Inc. (the "Jakarta Fund") into The Indonesia Fund, Inc. (the "Indonesia Fund") in accordance with the General Corporation Law of the State of Maryland. This Statement of Additional Information consists of this cover page, the information contained herein, and the following documents, each of which has been filed electronically with the Securities and Exchange Commission (the "SEC") and is incorporated by reference herein:

(1) The audited financial statements, notes to the audited financial statements and report of the independent accountants for the Jakarta Fund for the fiscal year ended March 31, 2000 included in the Jakarta Fund's 2000 Annual Report to Shareholders;

(2) The unaudited financial statements and notes to the unaudited financial statements for the Jakarta Fund for the six months ended September 30, 2000 included in the Jakarta Fund's 2000 Semi-Annual Report to Shareholders as of September 30, 2000; and


(3) The audited financial statements, notes to the audited financial statements and report of the independent accountants for the Indonesia Fund for the fiscal year ended December 31, 2000 included in the Indonesia Fund's 2000 Annual Report to Shareholders.


     This Statement of Additional Information is not a prospectus and should be read only in conjunction with the Proxy Statement/Prospectus dated March __, 2001, relating to the

Reorganization. A copy of the Proxy Statement/Prospectus may be obtained without charge by writing to the Indonesia Fund at 466 Lexington Avenue, New York, New York 10017, to the Jakarta Fund at 180 Maiden Lane, New York, New York 10038-4936, or by calling Georgeson Shareholder Communications at (800) 403-7916.


        This Statement of Additional Information is dated March __, 2001

                                TABLE OF CONTENTS



COMPARISON OF INVESTMENT OBJECTIVES AND POLICIES.............................1

MANAGEMENT OF THE FUNDS......................................................7

PORTFOLIO TRANSACTIONS......................................................12

TAXATION....................................................................13

FINANCIAL STATEMENTS........................................................20

PRO FORMA FINANCIAL STATEMENTS..............................................20

APPENDIX A..................................................................29

                COMPARISON OF INVESTMENT OBJECTIVES AND POLICIES

     ORGANIZATION. Both the Jakarta Fund and the Indonesia Fund are closed-end, non-diversified management investment companies registered under the Investment Company Act of 1940, or the Investment Company Act. The Jakarta Fund and the Indonesia Fund are sometimes collectively referred to in this SAI as the "Funds" and individually, as the context may require, as the "Fund". Both Funds are organized as corporations under the laws of the State of Maryland. The Indonesia Fund is managed and advised by Credit Suisse Asset Management, LLC, or CSAM, formerly known as BEA Associates. The Jakarta Fund is managed by Nomura Asset Management U.S.A., Inc., NAM-U.S.A. Nomura Asset Management Co., Ltd., NAM, acts as investment adviser to the Jakarta Fund and Nomura Asset Management Singapore, NAM-Singapore, acts as sub-investment adviser to the Jakarta Fund. The shares of common stock of the Indonesia Fund are listed and trade on the New York Stock Exchange, or NYSE, under the symbol "IF". The Jakarta Fund's shares of common stock are listed and trade on the Boston Stock Exchange, or BSE, under the symbol "JGF". The Jakarta Fund's shares also trade on the OTC Bulletin Board under the symbol "JGFI".

     The shares of common stock of each Fund have equal non-cumulative voting rights and equal rights with respect to dividends, assets and dissolution. Each Fund's shares of common stock are fully paid and non-assessable and have no preemptive, conversion or other subscription rights. Fluctuations in the market price of the Fund's shares is the principal investment risk of an investment in either Fund. Portfolio management, market conditions, investment policies and other factors affect such fluctuations. Although currently the investment objectives, policies and restrictions of the Funds are similar, there are differences between them, as discussed below. There can be no assurance that either Fund will achieve its stated objective.

     CURRENT INVESTMENT OBJECTIVES. Long-term capital appreciation is the principal investment objective of each Fund, although the Indonesia Fund also seeks income as a secondary consideration. Each Fund seeks to achieve its investment objective by investing primarily in Indonesian equity securities. The Jakarta Fund seeks to achieve its investment objective through investments primarily in equity securities of Indonesian companies and non-Indonesian companies that derive a significant proportion of their revenue from Indonesia or that hold a significant proportion of their assets in Indonesia. The Jakarta Fund's equity investments in Indonesian companies will consist primarily of securities listed on the Jakarta Stock Exchange. The Indonesia Fund seeks to achieve its investment objective by investing primarily in Indonesian equity and debt securities. The investment objective is a fundamental policy of each Fund and cannot be changed without the approval of the holders of a "majority of each Fund's outstanding voting securities." As used throughout this SAI, for each Fund, a "majority of the Fund's outstanding voting securities" means the lesser of:

     - 67% of the shares of that Fund's common stock represented at a meeting at which more than 50% of the outstanding shares of that Fund's common stock are represented, or

     -    more than 50% of the outstanding shares of common stock.

     COMPARISON OF CURRENT INVESTMENT POLICIES. A more detailed discussion of the current investment policies of each Fund can be found in the Proxy Statement/Prospectus. The discussion below is limited to describing non-principal investment strategies that may be employed by the Funds and related risks, as well as providing additional information on techniques already described in the Proxy Statement/Prospectus.

     REPURCHASE AGREEMENTS AND PARTICIPATION INTERESTS. Each Fund may invest in securities pursuant to repurchase agreements, although the Indonesia Fund will not invest more than 20% of its total assets in these instruments. Repurchase agreements are contracts under which the buyer of a security simultaneously buys and commits to resell the security to the seller at an agreed upon price and date. Repurchase agreements may involve risks in the event of default or insolvency of the seller, including possible delays or restrictions upon a Fund's ability to dispose of the underlying securities.

     The Indonesia Fund may, to the extent permitted by Indonesian law, also purchase loans or participation interests in loans ("Participations") that have been made by one or more banks in an amount up to 20% of its total assets. These investments will be, in CSAM's judgment, of a quality equivalent to investments bearing an "A" rating by Moody's Investors Services Inc. ("Moody's") or Standard & Poor's Rating Services Inc. ("S&P"). These interests may be backed by an agreement with a lending bank to repurchase the loans or by specific collateral. There is no readily available secondary trading market in such participation interests. The only Indonesian banks with which the Fund will enter into such arrangements will be banks regulated by Bank Indonesia having a net worth of more than US$200 million.

     Loan agreements may include various restrictive covenants designed to limit the activities of the borrower in an effort to protect the right of the lenders to receive timely payments of interest on and repayment of principal of the loans. Restrictive covenants in loan agreements may include mandatory prepayment provisions arising from excess cash flow and typically include restrictions on dividend payments, specific mandatory minimum financial ratios, limits on total debt and other financial tests. Breach of the covenants, if not waived by the lenders, is generally an event of default under the applicable loan agreement and may give the lenders the right to accelerate principal and interest payments. CSAM will consider the terms of any restrictive covenants, as well as the performance history of the loans, in deciding whether to invest in loans for the Indonesia Fund's portfolio.

     The Indonesia Fund's investment in Participations typically will result in the Fund having a contractual relationship only with the lender, not with the borrower. The Indonesia Fund normally will have the right to receive payments of principal, interest and any fees to which it is entitled only from the lender selling the Participation and only upon receipt by the lender of the payments from the borrower. In connection with purchasing Participations, the Indonesia Fund generally will have no right to enforce compliance by the borrower with the terms of the loan agreement, nor any rights of set-off against the borrower, and the Indonesia Fund may not directly benefit from any collateral supporting the loan in which it has purchased the Participation. As a result, the Indonesia Fund will assume the credit risk of both the borrower and the lender selling the Participation. In the event of the insolvency of the lender selling a Participation, the Indonesia Fund may be treated as a general creditor of the lender, and may not benefit from any set-off between the lender and the borrower. The Indonesia Fund will acquire

Participations only if the lender interpositioned between the Indonesia Fund and the borrower is deemed by CSAM to be creditworthy.

     DEBT SECURITIES. Each Fund may invest in Indonesian debt securities, although the Indonesia Fund may invest a substantial portion of its assets in these instruments when CSAM believes that it is appropriate. The Indonesia Fund, however, will not invest more than 5% of its assets in Indonesian debt securities that are determined by CSAM to be comparable to securities rated B or below by Moody's or S&P. The Jakarta Fund may not invest in lower-rated debt securities.

     The market value of debt obligations may be expected to vary depending upon, among other factors, interest rates, the ability of the issuer to repay principal and interest, any change in investment rating and general economic conditions.

     Bonds rated below investment grade may have speculative characteristics and changes in economic conditions or other circumstances are more likely to lead to a weakened capacity to make principal and interest payments than is the case with higher grade bonds. Investors should be aware that ratings are relative and subjective and are not absolute standards of quality.

     Securities rated below investment grade and comparable unrated securities:
(i) will likely have some quality and protective characteristics that, in the judgment of the rating organizations, are outweighed by large uncertainties or major risk exposures to adverse conditions, and (ii) are predominately speculative with respect to the issuer's capacity to pay interest and repay principal in accordance with the terms of the obligation.

     While the market values of medium- and lower-rated securities and unrated securities of comparable quality tend to react less to fluctuations in interest rate levels than do those of higher-rated securities, the market values of certain of these securities also tend to be more sensitive to individual corporate developments and changes in economic conditions than higher-quality securities. In addition, medium- and lower-rated securities and comparable unrated securities generally present a higher degree of credit risk. Issuers of medium- and lower-rated securities and unrated securities are often highly leveraged and may not have more traditional methods of financing available to them so that their ability to service their obligations during an economic downturn or during sustained periods of rising interest rates may be impaired. The risk of loss due to default by such issuers is significantly greater because medium- and lower-rated securities and unrated securities generally are unsecured and frequently are subordinated to the prior payment of senior indebtedness.

     An economic recession could disrupt severely the market for such securities and may adversely affect the value of such securities and the ability of the issuers of such securities to repay principal and pay interest thereon. The Indonesia Fund may have difficulty disposing of certain of these securities because there may be a thin trading market. Because there is no established retail secondary market for many of these securities, the Indonesia Fund anticipates that these securities could be sold only to a limited number of dealers or institutional investors. To the extent a secondary trading market for these securities does exist, it generally is not as liquid as the secondary market for higher-rated securities. The lack of a liquid secondary market for certain lower-rated debt securities also may make it more difficult for the Indonesia Fund to obtain accurate market quotations for purposes of valuing the Fund and calculating its net asset value.

     The market value of securities in medium- and lower-rated categories is also more volatile than that of higher quality securities. Factors adversely impacting the market value of these securities will adversely impact the Indonesia Fund's net asset value. The Indonesia Fund may incur additional expenses to the extent it is required to seek recovery upon a default in the payment of principal or interest on its portfolio holdings of such securities. At times, adverse publicity regarding lower-rated securities has depressed the prices for such securities to some extent.

     CURRENCY TRANSACTIONS. CSAM generally does not seek to hedge against declines in the value of the Indonesia Fund's non-dollar-denominated portfolio securities resulting from currency devaluations or fluctuations, but may do so in the future if deemed appropriate by CSAM. If suitable hedging instruments are available on a timely basis and on acceptable terms, CSAM may, in its discretion, hedge all or part of the value of the Indonesia Fund's non-dollar-denominated portfolio securities, although it is not obligated to do so. The Jakarta Fund may deal in forward foreign exchange contracts between the U.S. dollar and the Indonesian rupiah (the "Rupiah") as a hedge against possible variations in the foreign exchange rate between these currencies. Each Fund will be subject to the risk of changes in value of the Rupiah, unless it engages in hedging transactions.

     A forward currency contract involves an obligation to purchase or sell a specific currency at a future date, which may be any fixed number of days from the date of the contract agreed upon by the parties, at a price set at the time of the contract. Each Fund's dealings in forward currency contracts will be limited to hedging involving either specific transactions or portfolio positions. Transaction hedging is the purchase or sale of forward currency contracts with respect to specific receivables or payables of a Fund generally arising in connection with the purchase or sale of its portfolio securities or in anticipation of receipt of dividend or interest payments. Position hedging is the purchase or sale of forward currency contracts with respect to portfolio security positions denominated or quoted in the currency.

     The Indonesia Fund may not position hedge with respect to a particular currency to an extent greater than the aggregate market value (at the time of making such sale) of the securities held in its portfolio denominated or quoted in or currently convertible into that particular currency. If the Indonesia Fund enters into a position hedging transaction, the custodian of the Indonesia Fund's assets being hedged will segregate cash or readily marketable securities in an amount equal to the value of the Indonesia Fund's total assets committed to the consummation of the forward contract. If the value of the securities segregated declines, additional cash or securities will be segregated so that the value of these securities will equal the amount of the Indonesia Fund's commitment with respect to the contract.

     Each Fund may enter into forward foreign currency contracts in several circumstances. When a Fund enters into a contract for the purchase or sale of securities denominated in a foreign currency, or when a Fund anticipates the receipt in a foreign currency of interest or dividend payments, it may desire to "lock-in" the U.S. dollar price of the security or the U.S. dollar equivalent of such interest or dividend payment, as the case may be. By entering into a forward contract for a fixed amount of dollars for the purchase or sale of the amount of foreign currency involved in the underlying transactions, a Fund will be able to protect itself against a possible loss resulting from an adverse change in the relationship between the U.S. dollar and the subject foreign currency during the period between the date on which the security is purchased or sold, or on which the dividend payment is declared, and the date on which such dividend or interest payment is to be received.

     At or before the maturity of a forward currency contract, a Fund may either sell a portfolio security and make delivery of the currency, or retain the security and offset its contractual obligation to deliver the currency by purchasing a second contract pursuant to which the Fund will obtain, on the same maturity date, the same amount of the currency that it is obligated to deliver. If a Fund retains the portfolio security and engages in an offsetting transaction, such Fund, at the time of execution of the offsetting transaction, will incur a gain or a loss to the extent that movement has occurred in forward contract prices. Should forward prices decline during the period between a Fund's entering into a forward contract for the sale of a currency and the date it enters into an offsetting contract for the purchase of the currency, such Fund will realize a gain to the extent the price of the currency it has agreed to sell exceeds the price of the currency it has agreed to purchase. Should forward prices increase, a Fund will suffer a loss to the extent the price of the currency it has agreed to purchase exceeds the price of the currency it has agreed to sell. The use of forward currency contracts does not eliminate fluctuations in the underlying prices of the securities, but it does establish a rate of exchange that can be achieved in the future. In addition, although forward currency contracts limit the risk of loss due to a decline in the value of the hedged currency, at the same time, they limit any potential gain that might result should the value of the currency increase. If a devaluation is generally anticipated, a Fund may not be able to contract to sell the currency at a price above the devaluation level it anticipates.

     The Jakarta Fund is also authorized to purchase or sell listed or over-the-counter foreign currency options, foreign currency futures and related options on foreign currency futures as a short or long hedge against possible variations in foreign exchange rates. These transactions may be effected with respect to hedges on non-U.S. dollar denominated securities owned by the Jakarta Fund, sold by the Jakarta Fund but not yet delivered, or committed or anticipated to be purchased by the Jakarta Fund. Although certain risks are involved in options and futures transactions, the Jakarta Fund believes that, because it will engage in options and futures transactions only for currency hedging purposes, its options and futures portfolio strategies will not subject it to certain risks frequently associated with speculation in options and futures transactions.

     The Jakarta Fund intends to enter into options and futures transactions, on an exchange or in the over-the-counter market, only if there appears to be a liquid secondary market for such options or futures. There can be no assurance, however, that a liquid secondary market will exist at any specific time. Thus, it may not be possible to close an option or futures transaction. The inability to close options and futures positions also could have an adverse impact on the Jakarta Fund's ability to effectively hedge its portfolio. Due to the high volatility in the price of options, the Jakarta Fund bears a significant risk of losing the entire premium when it purchases put or call options. There is also the risk of loss by the Jakarta Fund of margin deposits or collateral in the event of bankruptcy of a broker with whom the Fund has an open position in an option or futures contract.

     The liquidity of a secondary market in a futures contract may be adversely affected by "daily price fluctuation limits" established by commodity exchanges which limit the amount of fluctuation in a futures contract price during a single trading day. Once the daily limit has been reached in the contract, no trades may be entered into at a price beyond the limit, thus preventing the liquidation of open futures positions. Prices have in the past moved beyond the daily limit on a number of consecutive trading days.

     The successful use of these transactions also depends on the ability of the Jakarta Fund to forecast correctly the direction and extent of foreign exchange rate movements within a given time frame. To the extent these rates remain stable during the period in which a futures contract is held by the Jakarta Fund or move in a direction opposite to that anticipated, the Jakarta Fund may realize a loss on the hedging transaction which is not fully or partially offset by an increase in the value of portfolio securities. As a result, the Jakarta Fund's total return for such period may be less than if it had not engaged in the hedging transaction.

                             MANAGEMENT OF THE FUNDS

DIRECTORS AND PRINCIPAL OFFICERS

     The names, addresses and principal occupations of the directors and principal officers of each Fund are described under "Proposal 1 (Both Funds):
Approval of the Agreement and Plan of Reorganization pursuant to which the Indonesia Fund Will Acquire Substantially All of the Assets and Assume All of the Liabilities of the Jakarta Fund - Management of the Funds - Directors and Principal Officers" in the Proxy Statement/Prospectus.


COMPENSATION OF DIRECTORS AND PRINCIPAL OFFICERS

     For compensation information for the directors of the Indonesia Fund for the fiscal year ended December 31, 2000 see "Proposal 2 (Indonesia Fund Shareholders Only): Election of Directors" in the Proxy Statement/Prospectus. Compensation information for the directors of the Jakarta Fund for the fiscal year ended March 31, 2000 is shown below. None of either Fund's executive officers or directors who are also officers or directors of that Fund's investment adviser(s) received any compensation from the Funds for such period.



                                THE JAKARTA FUND

                                                                                               TOTAL
                                                       PENSION OR                          COMPENSATION
                                                       RETIREMENT                            FROM FUND
                                                        BENEFITS           ESTIMATED         AND FUND           TOTAL
                                                       ACCRUED AS           ANNUAL         COMPLEX PAID       NUMBER OF
                                                      PART OF FUND       BENEFITS UPON     TO DIRECTORS       BOARDS OF
                                  AGGREGATE             EXPENSES          RETIREMENT        DURING THE       NAM-U.S.A.-
                                 COMPENSATION        FOR ITS FISCAL      FOR ITS FISCAL       CALENDAR         MANAGED
                                  FROM FUND            YEAR ENDED         YEAR ENDED        YEAR ENDED       INVESTMENT
                             FOR ITS FISCAL YEAR         MARCH             MARCH 31,       DECEMBER 31,       COMPANIES
    NAME OF DIRECTOR        ENDED MARCH 31, 2000       31, 2000             1999               1999*           SERVED
------------------------------------------------------------------------------------------------------------------------
William G. Barker                 $7,500                   -                  -             $32,500             4
George H. Chittenden**             7,000                   -                  -              32,500             4
Nobuo Katayama(1)                      -                   -                  -                   -             4
Chor Weng Tan                      7,000                   -                  -              30,500             4
Arthur R. Taylor                   7,500                   -                  -              32,500             4
John F. Wallace(1)                     -                   -                  -                  -              4


* In addition to the Jakarta Fund, the "Fund Complex" includes Japan OTC Equity Fund, Inc., Korea Equity Fund Inc. and Nomura Pacific Basin Fund, Inc. Because the funds in the Fund Complex do not share a common fiscal year, the information relating to compensation from the Fund Complex paid to the Directors is provided as of December 31, 1999.

**   Mr. Chittenden passed away in September 2000.

(1)  Indicates interested directors of the Jakarta Fund.

ADVISORY AND SUB-ADVISORY ARRANGEMENTS

     CSAM serves as the investment adviser to the Indonesia Fund pursuant to an advisory agreement with that Fund (the "CSAM Advisory Agreement"). NAM-U.S.A. acts as the Jakarta Fund's investment manager pursuant to a management agreement (the "NAM-U.S.A. Agreement"). NAM-U.S.A. has retained NAM to act as the Jakarta Fund's investment adviser pursuant to an investment advisory agreement (the "NAM Advisory Agreement"). NAM, in turn, has retained NAM-Singapore to act as the Jakarta Fund's sub-adviser pursuant to a sub-advisory agreement (the "NAM-Singapore Sub-Advisory Agreement"). The NAM-U.S.A. Agreement, the NAM Advisory Agreement and the NAM-Singapore Sub-Advisory Agreement are referred to collectively as the "NAM Advisory Agreements".

     The CSAM Advisory Agreement provides that CSAM shall not be liable for any error of judgment or mistake of law or for any loss suffered by the Indonesia Fund in connection with the matters to which the CSAM Advisory Agreement relates, except liability resulting from willful misfeasance, bad faith or gross negligence on the part of CSAM in the performance of its duties or from reckless disregard of its obligations and duties under the CSAM Advisory Agreement. Under the NAM Advisory Agreements, no investment adviser will be liable for any error of judgment or mistake of law or for any loss arising out of any investment or for any act or omission in the execution and management of the Jakarta Fund, except for willful misfeasance, bad faith or gross negligence in the performance of its duties, or by reason of reckless disregard of its obligations and duties under the applicable NAM Advisory Agreement.

     For more information about CSAM and the CSAM Advisory Agreement, see "Proposal 1 (Both Funds): Approval of the Agreement and Plan of Reorganization pursuant to which the Indonesia Fund Will Acquire Substantially All of the Assets and Assume All of the Liabilities of the Jakarta Fund - Synopsis - Fees and Expenses - The Indonesia Fund," and "Management" in the Proxy Statement/Prospectus. For more information about NAM-U.S.A., NAM, NAM-Singapore and the NAM-Advisory Agreements, see "Proposal 1 (Both Funds): Approval of the Agreement and Plan of Reorganization pursuant to which the Indonesia Fund Will Acquire Substantially All of the Assets and Assume All of the Liabilities of the Jakarta Fund - Synopsis - Fees and Expenses - The Jakarta Fund" and "Management" in the Proxy Statement/Prospectus.

     The table below sets forth the investment advisory fees earned by CSAM for the Indonesia Fund for the last three fiscal years.


December 31, 1998                 $113,027

December 31, 1999                 $169,382

December 31, 2000                 $124,208


     The table below sets forth the investment advisory fees earned by NAM-U.S.A., NAM and NAM-Singapore for the Jakarta Fund for the last three fiscal years. NAM-U.S.A., not the Jakarta Fund, compensates NAM and NAM-Singapore for their services to the Jakarta Fund.

      NAM U.S.A.:

March 31, 1998                    $348,195

March 31, 1999                    $104,629

March 31, 2000                    $161,712

      NAM:

March 31, 1998                    $159,116

March 31, 1999                    $ 47,521

March 31, 2000                    $ 68,222

      NAM SINGAPORE:

March 31, 1998                    $ 79,558

March 31, 1999                    $ 23,761

March 31, 2000                    $ 34,111

     For information about each Fund's custodian, transfer agent and registrar, see "Proposal 1 (Both Funds): Approval of the Agreement and Plan of Reorganization pursuant to which the Indonesia Fund Will Acquire Substantially All of the Assets and Assume All of the Liabilities of the Jakarta Fund - Management of the Funds" in the Proxy Statement/Prospectus. For information about each Fund's independent accountants, see "Proposal 1 (Both Funds):
Approval of the Agreement and Plan of Reorganization pursuant to which the Indonesia Fund Will Acquire Substantially All of the Assets and Assume All of the Liabilities of the Jakarta Fund - Experts" in the Proxy Statement/Prospectus.


DURATION AND TERMINATION; NON-EXCLUSIVE SERVICES

     Unless earlier terminated as described below, the CSAM Advisory Agreement remains in effect if approved annually by either (i) the Board of Directors of the Indonesia Fund or (ii) the "vote of a majority of the outstanding voting securities" of the Indonesia Fund, and in either case, the vote of a majority of the Non-interested Directors (as defined in the Investment Company Act), cast in person at a meeting called for such purpose. The CSAM Advisory Agreement terminates automatically on its assignment by any party and may be terminated without penalty on 60 days' written notice by the Board of Directors or the vote of the holders of a majority of the Indonesia Fund's outstanding shares. CSAM may terminate the Advisory Agreement, without penalty, upon 90 days' written notice.

     Unless earlier terminated as described below, the NAM Advisory Agreements will remain in effect until August 1, 2002 and thereafter if approved annually by (i) the Board of Directors of the Jakarta Fund, or by the vote of a majority of the outstanding voting securities of the Jakarta Fund; and (ii) a majority of the Non-interested Directors, cast in person at a meeting called for such purpose. The NAM Advisory Agreements terminate automatically upon their assignment by any party and may be terminated at any time, without penalty, by the Board of Directors of the Jakarta Fund or by vote of a majority of the outstanding voting securities of the Jakarta Fund, or by the relevant investment adviser, on 60 days' written notice to the other party.

     The Administration Agreement between Bear Stearns Funds Management Inc. ("BSFM") and the Indonesia Fund is terminable on 60 days' notice by either party.

            The following table sets forth the amounts BSFM earned as administrative fees and the amounts CSAM was reimbursed for administrative fees.


------------------------------------------------------------------------
Year Ended                                BSFM               CSAM
------------------------------------------------------------------------
December 31, 1998                        $11,303            $1,272

------------------------------------------------------------------------
December 31, 1999                        $16,944            $2,871

------------------------------------------------------------------------
December 31, 2000                        $12,434            $1,586

------------------------------------------------------------------------

     The services of CSAM, NAM-U.S.A., NAM, NAM-Singapore and the Indonesia Fund's administrator are not deemed to be exclusive, and nothing in the relevant service agreements will prevent any of them or their affiliates from providing similar services to other investment companies and other clients (whether or not such clients' investment objectives and policies are similar to those of the relevant Fund) or from engaging in other activities.

CODE OF ETHICS

     The Indonesia Fund and CSAM have each adopted a written Code of Ethics (the "Indonesia Fund Code"), which restricts the ability of certain personnel covered by the Indonesia Fund Code, such as directors, officers or advisory persons ("Access Persons"), to invest in securities, including securities that may be purchased by the Indonesia Fund. The purpose of the Indonesia Fund Code is to ensure that (i) the interests of CSAM clients, including the Indonesia Fund, is always placed first, (ii) all personal securities transactions be conducted in such a manner as to avoid any actual or potential conflict of interest or any abuse of an individual's position of trust and responsibility and (iii) Access Persons not take inappropriate advantage of their positions. The Indonesia Fund Code also contains provisions designed to address the conflicts of interest that could arise from personal trading by advisory personnel, including requiring Access Persons to file initial holdings reports, quarterly transaction reports and annual holdings reports as required by Rule 17j-1(d) of the Investment Company Act. The Indonesia Fund Code also provides that (1) with certain limited exceptions, all advisory persons must obtain preclearance before executing any personal securities transactions; (2) Access Persons may not execute personal trades in a security if there are any pending orders in that security by the Indonesia Fund; and (3) advisory persons may not invest in initial public offerings.

     The Jakarta Fund, NAM-U.S.A., NAM and NAM-Singapore have each adopted a written Code of Ethics (the "Jakarta Fund Code"), which restricts the ability of certain personnel covered by the Jakarta Fund Code, such as directors, officers or advisory persons ("Access Persons"), to invest in securities, including securities that may be purchased or held by the Jakarta Fund. Like the Indonesia Fund Code, the purpose of the Jakarta Fund Code is to ensure that Access Persons do not take inappropriate advantage of their positions in effecting personal securities transactions and that personal securities transactions by Access Persons are conducted in such a manner as to avoid any actual or potential conflict of interest or abuse of an individual's position of responsibility.

     In this manner, the Jakarta Fund Code contains provisions that prohibit Access Persons from purchasing any security which, to his or her knowledge at the time, is being purchased or sold or is being considered for purchase or sale by the Jakarta Fund, except under limited circumstances such as automatic dividend reinvestment plans, non-volitional purchases or sales and other instances in which the Access Person has no direct or indirect control or influence over the transaction. Like the Indonesia Fund Code, the Jakarta Fund Code also contains provisions designed to address conflicts of interest that could arise from personal trading by advisory personnel, including requiring Access Persons to file initial holdings reports, quarterly transaction reports and annual holdings reports as required by Rule 17j-1(d) of the Investment Company Act.

     The Board of Directors of each Fund reviews the administration of its Code at least annually and may impose sanctions for violations of its Code.

                             PORTFOLIO TRANSACTIONS

     Each Fund's policy with respect to the execution of portfolio transactions is described in the Proxy Statement/Prospectus. See "Proposal 1 (Both Funds):
Approval of the Agreement and Plan of Reorganization pursuant to which the Indonesia Fund Will Acquire Substantially All of the Assets and Assume All of the Liabilities of the Jakarta Fund - Additional Information About The Funds--Portfolio Transactions."


     The aggregate amounts paid by the Jakarta Fund in brokerage commissions for the fiscal years ended March 31, 1998, 1999 and 2000 were $237,312, $16,455 and $83,230, respectively, and the aggregate amounts paid by the Indonesia Fund for the fiscal years ended December 31, 1998, 1999 and 2000 were $67,897, $109,298 and $42,746, respectively. For the fiscal year ended December 31, 2000, the Indonesia Fund did not pay any commissions to brokers and dealers who provided research services. For the last three fiscal years, the Indonesia Fund did not pay brokerage commissions to affiliated brokers. For the fiscal years ended March 31, 1998, 1999 and 2000, the Jakarta Fund did not pay brokerage commissions to affiliated brokers.



     The Indonesia Fund has the benefit of an exemptive order of the SEC issued under the Investment Company Act authorizing the Fund and other investment companies advised by CSAM to co-invest in securities issued in privately-negotiated transactions, subject to the terms and conditions of the order.

                                    TAXATION

     The following is a summary of certain material United States federal income tax considerations, and Indonesian tax considerations, regarding the purchase, ownership and disposition of shares in either Fund. Each prospective shareholder is urged to consult his or her own tax adviser with respect to the specific federal, state, local and foreign tax consequences of investing in either Fund. The summary is based on the laws in effect on the date of this SAI, which are subject to change.

UNITED STATES FEDERAL INCOME TAXES

THE FUNDS AND THEIR INVESTMENTS

     Each Fund has qualified, and intends to continue to qualify and elect to be treated, as a regulated investment company for each taxable year under the Code. To so qualify, each Fund must, among other things: (a) derive at least 90% of its gross income in each taxable year from dividends, interest, payments with respect to securities loans and gains from the sale or other disposition of stock or securities or foreign currencies, or other income (including, but not limited to, gains from options, futures or forward contracts) derived with respect to its business of investing in such stock, securities or currencies; and (b) diversify its holdings so that, at the end of each quarter of that Fund's taxable year, (i) at least 50% of the market value of that Fund's assets is represented by cash, securities of other regulated investment companies, United States government securities and other securities, with such other securities limited, in respect of any one issuer, to an amount not greater than 5% of that Fund's assets and not greater than 10% of the outstanding voting securities of such issuer and (ii) not more than 25% of the value of its assets is invested in the securities (other than United States government securities or securities of other regulated investment companies) of any one issuer or any two or more issuers that such Fund controls and which are determined to be engaged in the same or similar trades or businesses or related trades or businesses. Each Fund expects that all of its foreign currency gains will be directly related to its principal business of investing in stocks and securities.

     As a regulated investment company, neither Fund will be subject to United States federal income tax on its net investment income (I.E., income other than its net realized long-term and short-term capital gains) and its net realized long-term and short-term capital gains, if any, that it distributes to its shareholders, provided that an amount equal to at least 90% of its investment company taxable income (I.E., 90% of its taxable income minus the excess, if any, of its net realized long-term capital gains over its net realized short-term capital losses (including any capital loss carryovers), plus or minus certain other adjustments as specified in section 852 of the Code) for the taxable year is distributed to its shareholders, but will be subject to tax at regular corporate rates on any income or gains that it does not distribute. Furthermore, each Fund will be subject to a United States corporate income tax with respect to such distributed amounts in any year that it fails to qualify as a regulated investment company or fails to meet this distribution requirement. Any dividend declared by either Fund in October, November or December of any calendar year and payable to shareholders of record on a specified date in such a month shall be deemed to have been received by each shareholder on December 31 of such calendar year and to have been paid by that Fund not later than such December 31, provided that such dividend is actually paid by that Fund during January of the following calendar year.

     Each Fund intends to distribute annually to its shareholders substantially all of its investment company taxable income. The Jakarta Fund also intends to distribute, at least annually, all of its net realized capital gains, if any. The Board of Directors of the Indonesia Fund will determine annually whether to distribute any such net realized long-term capital gains in excess of net realized short-term capital losses (including any capital loss carryovers). The Indonesia Fund currently expects to distribute any such excess annually to its shareholders. However, if the Indonesia Fund retains for investment an amount equal to its net long-term capital gains in excess of its net short-term capital losses and capital loss carryovers, it will be subject to a corporate tax (currently at a rate of 35%) on the amount retained. In that event, the Indonesia Fund expects to designate such retained amounts as undistributed capital gains in a notice to its shareholders who (a) will be required to include in income for United States federal income tax purposes, as long-term capital gains, their proportionate shares of the undistributed amount, (b) will be entitled to credit their proportionate shares of the 35% tax paid by that Fund on the undistributed amount against their United States federal income tax liabilities, if any, and to claim refunds to the extent their credits exceed their liabilities, if any, and (c) will be entitled to increase their tax basis, for United States federal income tax purposes, in their shares by an amount equal to 65% of the amount of undistributed capital gains included in the shareholder's income.

     The Code imposes a 4% nondeductible excise tax on each Fund to the extent such Fund does not distribute by the end of any calendar year at least 98% of its net investment income for that year and 98% of the net amount of its capital gains (both long-term and short-term) for the one-year period ending, as a general rule, on October 31 of that year. For this purpose, however, any income or gain retained by such Fund that is subject to corporate income tax will be considered to have been distributed by year-end. In addition, the minimum amounts that must be distributed in any year to avoid the excise tax will be increased or decreased to reflect any underdistribution or overdistribution, as the case may be, from the previous year. Each Fund anticipates that it will pay such dividends and will make such distributions as are necessary in order to avoid the application of this tax.

     Exchange control regulations may restrict repatriations of investment income and capital or the proceeds of securities sales by foreign investors such as the Funds and may limit the Funds' abilities to pay sufficient dividends and to make sufficient distributions to satisfy the 90% and excise tax distribution requirements.

     Each Fund will maintain accounts and calculate income in U.S. dollars. In general, gains and losses on the disposition, or receipt of principal, of debt securities denominated in a foreign currency that are attributable to fluctuation in exchange rates between the date the debt security is acquired and the date of disposition, or receipt of principal, gains and losses attributable to fluctuations in exchange rates that occur between the time such Fund accrues interest or other receivables or accrues expenses or other liabilities denominated in a foreign currency and the time such Fund actually collects such receivables or pays such liabilities, and gains and losses from the disposition of foreign currencies and foreign currency forward contracts will be treated as ordinary income or loss. If either Fund acquires a debt security denominated in Rupiah, such security may bear interest at a high nominal rate that takes into account expected decreases in the value of the principal amount of the security due to anticipated devaluations of the currency. In the case of such debt securities, each Fund would be required to include the stated interest in income as it accrues, but would generally realize an ordinary loss attributable to devaluations of the currency with respect to principal only when the security is disposed of or the principal amount is received.

     Each Fund's transactions in foreign currencies, forward contracts, options and futures contracts (including options and futures contracts on foreign currencies) will be subject to special provisions of the Code that, among other things, may affect the character of gains and losses realized by such Fund (I.E., may affect whether gains or losses are ordinary or capital), accelerate recognition of income to such Fund and defer the Fund's losses. These rules could therefore affect the character, amount and timing of distributions to shareholders. These provisions also (a) will require each Fund to mark-to-market certain types of the positions in its portfolio (I.E., treat them as if they were closed out) and (b) may cause each Fund to recognize income without receiving cash with which to pay dividends or make distributions in amounts necessary to satisfy the distribution requirements for avoiding income and excise taxes. Each Fund will monitor its transactions, will make the appropriate tax elections and will make the appropriate entries in its books and records when it acquires any foreign currency, forward contract, option, futures contract or hedged investment in order to mitigate the effect of these rules and prevent disqualification of such Fund as a regulated investment company.

PASSIVE FOREIGN INVESTMENT COMPANIES

     If either Fund purchases shares in certain foreign investment entities, called "passive foreign investment companies" (a "PFIC"), that Fund may be subject to United States federal income tax on a portion of any "excess distribution" or gain from the disposition of such shares even if such income is distributed as a taxable dividend by the Fund to its shareholders. Additional charges in the nature of interest may be imposed on that Fund in respect of deferred taxes arising from such distributions or gains. If such Fund were to invest in a PFIC and elected to treat the PFIC as a "qualified electing fund" under the Code (a "QEF Election"), in lieu of the foregoing requirements, such Fund would be required to include in income each year a portion of the ordinary earnings and net capital gains of the qualified electing fund, even if not distributed to the Fund, and such amounts would be subject to the 90% and excise tax distribution requirements described above.

     Alternatively, either Fund may make a mark-to-market election that will result in such Fund being treated as if it had sold and repurchased all of the PFIC stock at the end of each year for its fair market value. In such case, the Fund would report any such gains as ordinary income and would deduct any such losses as ordinary losses to the extent of previously recognized gains. The election, once made, would be effective for all subsequent taxable years of the Fund, unless revoked with the consent of the IRS. By making the election, the Fund could potentially ameliorate the adverse tax consequences with respect to its ownership of shares in a PFIC, but in any particular year may be required to recognize income in excess of the distributions it receives from PFICs and its proceeds from dispositions of PFIC stock. Such Fund may have to distribute this "phantom" income and gain to satisfy the 90% distribution requirement and to avoid imposition of the 4% excise tax. Each Fund will make the appropriate tax elections if possible, and take any additional steps that are necessary to mitigate the effect of these rules.

DIVIDENDS AND DISTRIBUTIONS

     Dividends of net investment income and distributions of net realized short-term capital gains are taxable to a United States shareholder as ordinary income, whether paid in cash or in shares. Distributions of net long-term capital gains, if any, that either Fund designates as capital gains dividends are taxable as long-term capital gains, whether paid in cash or in shares and regardless of how long a shareholder has held shares of the Fund. Dividends and distributions paid by a Fund (except for the portion thereof, if any, attributable to dividends on stock of U.S. corporations received by the Fund) will not qualify for the deduction for dividends received by corporations. Distributions in excess of such Fund's current and accumulated earnings and profits will, as to each shareholder, be treated as a tax-free return of capital, to the extent of a shareholder's basis in his shares of the Fund, and as a capital gain thereafter (if the shareholder held his shares of the Fund as capital assets).

     Shareholders reinvesting dividends or distributions in shares pursuant to each Fund's Dividend Reinvestment Plan will be treated for United States federal income tax purposes as receiving a distribution in the amount equal to the amount of money that the shareholders receiving cash dividends or distributions will receive, and will have a cost basis in the shares received equal to such amount.

     Investors considering buying shares just prior to a dividend or capital gain distribution should be aware that, although the price of shares just purchased at that time may reflect the amount of the forthcoming distribution, those who purchase just prior to a distribution will receive a distribution which nevertheless will be taxable to them.

     If either Fund is the holder of record of any stock on the record date for any dividends payable with respect to such stock, such dividends are included in the Fund's gross income not as of the date received but as of the later of (a) the date such stock became ex-dividend with respect to such dividends (I.E., the date on which a buyer of the stock would not be entitled to receive the declared, but unpaid, dividends) or (b) the date the Fund acquired such stock. Accordingly, in order to satisfy its income distribution requirements, the Fund may be required to pay dividends based on anticipated earnings, and shareholders may receive dividends in an earlier year than would otherwise be the case.

SALES OF SHARES

     Upon the sale or exchange of his shares, a shareholder will realize a taxable gain or loss equal to the difference between the amount realized and his basis in his shares. Such gain or loss will be treated as capital gain or loss, if the shares are capital assets in the shareholder's hands, and will be long-term capital gain or loss if the shares are held for more than one year and short-term capital gain or loss if the shares are held for one year or less. Any loss realized on a sale or exchange will be disallowed to the extent the shares disposed of are replaced, including replacement through the reinvesting of dividends and capital gains distributions in a Fund under the applicable Dividend Reinvestment Plan, within a period of 61 days beginning 30 days before and ending 30 days after the disposition of the shares. In such a case, the basis of the shares acquired will be increased to reflect the disallowed loss. Any loss realized by a shareholder on the sale of a Fund share held by the shareholder for six months or less will be treated for United States income tax purposes as a long-term capital loss to the extent of any distributions or deemed distributions of long-term capital gains received by the shareholder with respect to such share.

FOREIGN TAXES

     Income received by a Fund from sources within countries other than the United States may be subject to withholding and other taxes imposed by such countries, which will reduce the amount available for distribution to shareholders. If more than 50% of the value of a Fund's total assets at the close of its taxable year consists of securities of foreign corporations, that Fund will be eligible and intends to elect to "pass-through" to shareholders the amount of foreign income and similar taxes it has paid. Pursuant to this election, shareholders of the Fund will be required to include in gross income (in addition to the full amount of the taxable dividends actually received) their pro rata share of the foreign taxes paid by that Fund. Each such shareholder will also be entitled either to deduct (as an itemized deduction) its pro rata share of such foreign taxes in computing its taxable income or to claim a foreign tax credit against its U.S. federal income tax liability, subject to limitations. No deduction for foreign taxes may be claimed by a shareholder who does not itemize deductions, but such a shareholder may be eligible to claim the foreign tax credit. The deduction for foreign taxes is not allowable in computing alternative minimum taxable income. Each shareholder will be notified within 60 days after the close of that Fund's calendar year whether the foreign taxes paid by the Fund will "pass through" for that year.

     Generally, a credit for foreign taxes is subject to the limitation that it may not exceed the shareholder's U.S. tax attributable to his or her foreign source taxable income. For this purpose, if the pass-through election is made, the source of each Fund's income flows through to its shareholders. Any gains from the sale of securities by a Fund will be treated as derived from U.S. sources and certain currency fluctuation gains, including fluctuation gains from foreign currency-denominated debt securities, receivables and payables, will be treated as ordinary income derived from U.S. sources. The limitation on the foreign tax credit is applied separately to foreign source passive income (as defined for purposes of the foreign tax credit), including the foreign source passive income passed through by a Fund. Because of the limitation, shareholders taxable in the United States may be unable to claim a credit for the full amount of their proportionate share of the foreign taxes paid by a Fund. The foreign tax credit also cannot be used to offset more than 90% of the alternative minimum tax (as computed under the Code for purposes of this limitation) imposed on corporations and individuals.

BACKUP WITHHOLDING

     Each Fund may be required to withhold, for United States federal income tax purposes, 31% of the dividends and distributions payable to shareholders who fail to provide such Fund with their correct taxpayer identification number or to make required certifications, or who have been notified by the Internal Revenue Service that they are subject to backup withholding. Corporate shareholders and certain other shareholders are or may be exempt from backup withholding. Backup withholding is not an additional tax and any amount withheld may be credited against a shareholder's United States federal income tax liabilities. Additional tax withholding requirements which apply with respect to foreign investors are discussed below.

FOREIGN SHAREHOLDERS

     Taxation of a shareholder who, as to the United States, is a foreign investor (such as a nonresident alien individual, a foreign trust or estate, a foreign corporation or a foreign partnership) depends, in part, on whether the shareholder's income from a Fund is "effectively connected" with a United States trade or business carried on by the shareholder.

     If the foreign investor is not a resident alien and the income from such Fund is not effectively connected with a United States trade or business carried on by the foreign investor, distributions of net investment income and net realized short-term capital gains will be subject to a 30% (or lower treaty rate) United States withholding tax. Furthermore, foreign investors may be subject to an increased United States tax on their income resulting from that Fund's election (described above) to "pass-through" amounts of foreign taxes paid by such Fund, but may not be able to claim a credit or deduction with respect to the foreign taxes treated as having been paid by them. Distributions to a non-resident alien of net realized long-term capital gains, amounts retained by the Indonesia Fund which are designated as undistributed capital gains, if any, and gains realized upon the sale of shares of a Fund generally will not be subject to United States tax unless the foreign investor who is a nonresident alien individual is physically present in the United States for more than 182 days during the taxable year. However, a determination by the Indonesia Fund not to distribute long-term capital gains will cause that Fund to incur a U.S. federal tax liability with respect to retained long-term capital gains, thereby reducing the amount of cash held by the Fund that is available for investment, and the foreign investor may not be able to claim a credit or deduction with respect to such taxes.

     In general, if a foreign investor is a resident alien or if dividends or distributions from a Fund are effectively connected with a United States trade or business carried on by the foreign investor, then dividends of net investment income, distributions of net short-term and long-term capital gains, amounts retained by the Indonesia Fund that are designated as undistributed capital gains and any gains realized upon the sale of shares of a Fund will be subject to United States income tax at the rates applicable to United States citizens or domestic corporations. If the income from a Fund is effectively connected with a United States trade or business carried on by a foreign investor that is a corporation, then such foreign investor may also be subject to the 30% (or lower treaty rate) branch profits tax.

     The tax consequences to a foreign shareholder entitled to claim the benefits of an applicable tax treaty may be different from those described in this section. Shareholders may be required to provide appropriate documentation to establish their entitlement to the benefits of such a treaty. Foreign investors are advised to consult their own tax advisers with respect to (a) whether their income from a Fund is or is not effectively connected with a United States trade or business carried on by them, (b) whether they may claim the benefits of an applicable tax treaty, and (c) any other tax consequences to them of an investment in a Fund.

NOTICES

     Shareholders will be notified annually by each Fund as to the United States federal income tax status of the dividends, distributions and deemed distributions made by the Fund to its shareholders. Furthermore, shareholders will also receive, if appropriate, various written notices after the close of each Fund's taxable year regarding the United States federal income tax status of certain dividends, distributions and deemed distributions that were paid (or that are treated as having been paid) by the Fund to its shareholders during the preceding taxable year.

INDONESIAN TAXES

     Under Indonesian tax laws, a withholding tax is imposed on dividends and interest income from Indonesian sources at a maximum rate of 15% and such withholding taxes are reflected as a reduction of the related revenue. There is no withholding tax on realized gains. In addition, each Fund is subject to a tax at a rate of 0.1% on the gross sales proceeds on the disposition of equity securities listed on the Indonesian stock exchanges. No further Indonesian tax is applicable to the Funds, or their shareholders, other than shareholders (such as residents of Indonesia) who are subject to tax in Indonesia for reasons other than their status as shareholders in the Funds. This summary of Indonesian tax laws is based upon current law and interpretations thereof. No assurance can be given that applicable tax laws and interpretations thereof will not change in the future. No advance rulings have been sought or obtained from the Indonesian authorities.

OTHER TAXATION

     Distributions also may be subject to additional state, local and foreign taxes depending on each shareholder's particular situation.

     THE FOREGOING IS ONLY A SUMMARY OF CERTAIN MATERIAL TAX CONSEQUENCES AFFECTING THE FUNDS AND THEIR SHAREHOLDERS. SHAREHOLDERS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISERS WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF AN INVESTMENT IN THE INDONESIA FUND OR THE JAKARTA GROWTH FUND.

                              FINANCIAL STATEMENTS

     The audited financial statements, notes to the financial statements and report of the independent auditors of the Indonesia Fund for the fiscal year ended December 31, 2000 and the Jakarta Fund for the fiscal year ended March 31, 2000 and the unaudited semi-annual period ended September 30, 2000 are incorporated by reference herein and are included in the Funds' Reports to Shareholders. The Reports to Shareholders may be obtained without charge, by writing to Georgeson Shareholder Communications, Inc., 17 State Street,
New York, New York 10004, or by calling 1-(800) 403-7916.


                         PRO FORMA FINANCIAL STATEMENTS

     The following tables set forth the unaudited pro forma condensed statement of assets and liabilities, the unaudited pro forma schedule of investments for each Fund for the year ended December 31, 2000 and unaudited pro forma condensed statement of operations as adjusted to give effect to the Reorganization.

PRO FORMA CONDENSED STATEMENT OF ASSETS AND LIABILITIES
AT DECEMBER 31, 2000 (UNAUDITED)


                                                                     JAKARTA GROWTH       PRO FORMA       THE INDONESIA FUND, INC.
                                         THE INDONESIA FUND, INC.       FUND, INC.       ADJUSTMENTS         PRO FORMA COMBINED
                                         ------------------------  ----------------      ------------     ------------------------
ASSETS
Investments, at value (cost $23,545,128)      $   6,990,352            $  5,975,906       $         --          $   12,966,258
Cash                                              1,170,790                  84,953                 --               1,255,743
Dividends and interest receivables                    4,002                  35,811                 --                  39,813
Prepaid expenses                                      6,076                      --                 --                   6,076
                                              --------------           -------------      -------------         ----------------
   Total Assets                                   8,171,220               6,096,670                 --              14,267,890
                                              --------------           -------------      -------------         ----------------
LIABILITIES
Payables:
   Merger-related fees                              146,838                      --       $    267,251 (a)             414,089
   Investments purchased                                 --                  72,370                 --                  72,370
   Investment advisory fee                           22,306                  17,050                 --                  39,356
   Administration fees                                  738                      --                 --                     738
   Other accrued expenses                            65,899                 101,630                 --                 167,529
                                              --------------           -------------      -------------         ----------------
TOTAL LIABILITIES                                   235,781                 191,050            267,251                 694,082
                                              --------------           -------------      -------------         ----------------
Net Assets                                    $   7,935,439            $  5,905,620       $   (267,251)         $   13,573,808
                                              =============            =============      =============         ================
Net Assets Consist Of:
    Capital stock, shares issued and
       outstanding                            $       4,609            $    501,756       $   (498,198)(b)      $        8,167
    Paid-in-capital                              58,223,683              52,674,471        (39,261,800)(a)(b)(c)    71,636,354
    Accumulated net investment loss                      --                (197,491)           197,491 (a)                  --
    Accumulated net realized loss on
       investments and foreign
       currency related transactions            (44,923,252)            (41,857,746)        39,295,256 (c)        (47,485,742)
    Net unrealized depreciation in
       value of investments and
       translation of other assets and
       liabilities denominated in
       foreign currencies                        (5,369,601)             (5,215,370)                --             (10,584,971)
                                              --------------           -------------      -------------        ----------------
                                              $   7,935,439            $  5,905,620        $   (267,251)        $   13,573,808
                                              =============            =============      =============        ================
Shares Outstanding                                4,608,989               5,017,564                 --              8,166,591
                                              --------------           -------------      -------------        ----------------
Net Asset Value                               $        1.72            $       1.18                 --         $         1.66
                                              =============            =============                           ================


          See accompanying notes to the Pro Forma Financial Statements.

PRO FORMA CONDENSED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2000 (UNAUDITED)


                                                                                               PRO FORMA    THE INDONESIA FUND, INC.
                                           THE INDONESIA FUND, INC. JAKARTA GROWTH FUND, INC. ADJUSTMENTS     PRO FORMA COMBINED
                                           ------------------------ ------------------------- ------------- ------------------------
INVESTMENT INCOME

Income:
      Dividends                                $     274,357             $    225,052         $      --        $     499,409
      Interest                                        62,217                   31,378                --               93,595
      Less: Foreign taxes withheld                   (41,714)                 (33,758)               --              (75,472)
                                               --------------            -------------        ----------       --------------
Total Investment Income                              294,860                  222,672                --              517,532
                                               --------------            -------------        ----------       --------------
Expenses:
      Investment advisory fees                       124,208                   96,528           (11,684)(d)          209,052
      Audit and tax reporting fees                    43,630                   21,067           (24,697)(e)           40,000
      Legal fees                                      66,650                  118,116          (134,766)(e)           50,000
      Administration fees                             14,020                       --             6,885 (f)           20,905
      Custodian fees                                  59,428                  129,925(g)       (114,353)(h)           75,000
      Printing/Shareholder reports                    67,430                   30,136           (22,566)(e)           75,000
      Accounting fees                                 45,274                       --              (274)(e)           45,000
      Directors' fees                                 24,628                   64,557           (64,185)(e)           25,000
      Transfer agent fees                             32,156                   19,206           (16,362)(e)           35,000
      Annual meeting expenses                             --                   15,484           (15,484)(e)                0
      NYSE listing/Registration fees                  16,214                   23,670           (16,134)(e)           23,750
      Insurance                                        6,487                    3,660              (947)(e)            9,200
      Other                                           11,784                    5,124            (1,908)(e)           15,000
      Merger-related fees                            384,736                       --          (384,736)(i)                0
                                               --------------            -------------        ----------       --------------
Total Expenses                                       896,645                  527,473          (801,211)             622,907
                                               --------------            -------------        ----------       --------------
Net Investment loss                                 (601,785)                (304,801)          801,211             (105,375)
                                               --------------            -------------        ----------       --------------
NET REALIZED AND UNREALIZED LOSS
      ON INVESTMENTS AND FOREIGN
      CURRENCY RELATED TRANSACTIONS
 Net realized loss from:
      Investments                                 (4,467,501)                (881,510)               --           (5,349,011)
      Foreign Currency related transactions         (168,145)              (4,564,933)               --           (4,733,078)
Net change in unrealized depreciation in
      value of investments and translation
      of other assets and liabilities
      denominated in foreign currencies           (7,496,511)              (3,822,970)               --          (11,319,481)
                                               --------------            -------------        ----------       --------------
Net realized and unrealized loss on
      investments and foreign currency
      related transactions                       (12,132,157)              (9,269,413)               --          (21,401,570)
                                               --------------            -------------        ----------       --------------
NET DECREASE IN NET ASSETS
      RESULTING FROM OPERATIONS                $ (12,733,942)            $ (9,574,214)        $(801,211)       $ (21,506,945)
                                               ==============            =============        ==========       ==============


          See accompanying notes to the Pro Forma Financial Statements

Jakarta Growth Fund, Inc.
The Indonesia Fund, Inc.

Notes to Pro Forma Financial Statements (unaudited)

1.   Basis of Combination.

     The unaudited Pro Forma Condensed Schedule of Investments, Pro Forma Condensed Statement of Assets and Liabilities and Pro Forma Condensed Statement of Operations give effect to the proposed reorganization (the "Reorganization") of The Indonesia Fund, Inc. ("IF") and the Jakarta Growth Fund, Inc. ("JGF"), in which IF will acquire substantially all the assets and assume all of the liabilities of JGF in exchange for shares of IF. As a result of the reorganization, each JGF shareholder will receive shares of IF having an aggregate net asset value equal to the aggregate net asset value of such shareholder's JGF shares (except that cash will be paid in lieu of fractional shares). The proposed Reorganization will be accounted for by the method of accounting for tax-free reorganizations of investment companies. The accounting survivor will be the IF.

     The pro forma combined statements should be read in conjunction with the historical financial statements of the constituent Fund and the notes thereto incorporated by reference in the Registration Statement filed on Form N-14.

     IF and JGF are both closed-end, non-diversified management investment companies registered under the Investment Company Act of 1940, as amended.

     Pro Forma Adjustments:

     The Pro Forma adjustments below reflect the impact of the Reorganization between IF and JGF.


     (a) To reflect an additional $22,251 of expenses incurred with the failed merger and estimated expenses of $245,000 to be incurred in connection with the Reorganization. In addition, IF will assume all of JGF's Reorganization-related expenses up to $100,000. Further, these Reorganization-related fees along with the accumulated net investment loss of JGF are assumed to be classified against paid-in capital after the Reorganization.


     (b) To restate the common stock par value of JGF ($0.10 per share) to conform with the common stock par value of IF ($0.001 per share).


     (c) To reflect an estimate of JGF capital loss carryforwards that will not be retained in the combined fund pursuant to IRS regulations.


     (d) Adjustment based on contractual agreement with the investment adviser for the combined Fund.


     (e) Assumes elimination of duplicative charges in the combination and reflects management's estimates of combined pro forma operations.


     (f) Adjustment based on the contractual agreement with the administrator for the combined Fund.


     (g)  JGF's custodian fees include accounting and administration fees.

     (h) Adjustment based on the contractual agreement with the custodian for the combined Fund.


     (i) Assumes elimination of Reorganization-related expenses for the pro forma condensed statement of operations.

2.   Significant Accounting Policies

     The following is a summary of significant accounting policies which are consistently followed by each of IF and JGF in the preparation of its financial statements.

     MANAGEMENT ESTIMATES: The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that may affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.


     PORTFOLIO VALUATION: Investments of each Fund are stated at value in each Fund's financial statements. All equity securities of the Indonesia Fund are valued at the closing price on the exchange or market on which the security is primarily traded ("Primary Market"). If the security did not trade on the Primary Market, it shall be valued at the closing price on another exchange where it trades. If there are no such sale prices, the value shall be the most recent bid price, and if there is no bid price, the security shall be valued at the most recent asked price. If no pricing service is available and there are more than two dealers, the value shall be the mean of the highest bid price and lowest ask price. If there is only one dealer, then the value shall be the mean if bid and ask prices are available, otherwise the value shall be the bid price. The Indonesia Fund uses a local market quotation for investments in the banking sector. Both Funds value short-term investments having a maturity of 60 days or less on the basis of amortized cost. Investments traded on stock exchanges are valued by the Jakarta Fund at the last sale price on the principal market on which such securities are traded as of the close of business on the day the securities are being valued or, lacking any sales, at the last available bid price. Securities traded in the over-the-counter market are valued by the Jakarta Fund at the last reported sales price as of the close of business on the day the securities are being valued or, if none is available, at the mean of the bid and offer price at the close of the day. Short-term debt securities which mature in 60 days or less are valued by the Jakarta Fund at amortized cost if their original maturity at the date of purchase was 60 days or less, or by amortizing their value on the 61st day prior to maturity if their term to maturity at the date of purchase exceeded 60 days. Securities and other assets, including futures contracts and related options, are stated at market value or otherwise at fair value as determined in good faith by or under the direction of the Board of Directors of the Jakarta Fund. All other securities and assets are valued at fair value as determined in good faith by each Fund's Board of Directors. The Board of Directors of each Fund has established general guidelines for calculating fair value of securities that are not readily marketable. The net asset value per share of the Indonesia Fund and the Jakarta Fund are calculated daily, with the exception of those days on which the New York Stock Exchange or the Boston Stock Exchange, respectively, are closed.


     INVESTMENT TRANSACTIONS AND INVESTMENT INCOME: Investment transactions are accounted for on the trade date. The cost of investments sold is determined by use of the specific identification method for both financial reporting and income tax purposes. Interest income is recorded on an accrual basis; dividend income is recorded on the ex-dividend date.


     TAXES: No provision is made for U.S. federal income or excise taxes as it is each Fund's intention to continue to qualify as a regulated investment company and to make the requisite distributions to its shareholders which will be sufficient to relieve it from all or substantially all U.S. federal income and excise taxes.

     Income received by each Fund from sources within Indonesia and other countries may be subject to withholding and other taxes imposed by such countries.

     FOREIGN CURRENCY TRANSLATIONS: The books and records of each Fund are maintained in U.S. dollars. Foreign currency amounts are translated into U.S. dollars on the following basis: market value of investment securities, assets and liabilities at the current rate of exchange; and purchases and sales of investment securities, income and expenses at the relevant rates of exchange prevailing on the respective dates of such transactions.

     Each Fund does not isolate that portion of gains and losses in investments in equity securities which is due to changes in the foreign exchange rates from that which is due to changes in market prices of equity securities. Accordingly, realized and unrealized foreign currency gains and losses with respect to such securities are included in the reported net realized and unrealized gains and losses on investment transactions balances. However, each Fund does isolate the effect of fluctuations in foreign exchange rates when determining the gain or loss upon the sale or maturity of foreign currency denominated debt obligations pursuant to U.S. federal income tax regulations, with such amount categorized as foreign exchange gain or loss for both financial reporting and U.S. federal income tax reporting purposes.

     Net currency gains or losses from valuing foreign currency denominated assets and liabilities at period end exchange rates are reflected as a component of net unrealized appreciation/depreciation in value of investments and translation of other assets and liabilities denominated in foreign currencies.

     Net realized foreign exchange losses represent foreign exchange gains and losses from sales and maturities of debt securities, transactions in foreign currencies and forward foreign currency contracts, exchange gains or losses realized between the trade date and settlement date on security transactions, and the difference between the amounts of interest and dividends recorded on each Fund's books and the U.S. dollar equivalent of the amounts actually received.

     DISTRIBUTIONS OF INCOME AND GAINS: Each Fund intends to distribute annually to its shareholders substantially all of its investment company taxable income. The Jakarta Fund also intends to distribute, at least annually, all of its net realized capital gains, if any. The Board of Directors of the Indonesia Fund will determine annually whether to distribute any net realized long-term capital gains in excess of net realized short-term capital losses, including any capital loss carryovers. An additional distribution may be made to the extent necessary to avoid the payment of a 4% U.S. federal excise tax. Dividends and distributions to shareholders are recorded by each Fund on the ex-dividend date.

     The character of distributions made during the year from net investment income or net realized gains may differ from their ultimate characterization for U.S. federal income tax purposes due to U.S. Generally Accepted Accounting Principles/tax differences in the character of income and expense recognition.

     OTHER: Securities denominated in currencies other than U.S. dollars are subject to changes in value due to fluctuations in exchange rates.

-----------------------------------------------------------------------------------------------------------------------
PRO FORMA COMBINED
SCHEDULE OF INVESTMENTS
AS OF DECEMBER 31, 2000 (UNAUDITED)
-----------------------------------------------------------------------------------------------------------------------
                                                              THE INDONESIA FUND, INC.        JAKARTA GROWTH FUND, INC.
                                                                No. of                         No. of
Description                                                     Shares         Value           Shares        Value
-----------------------------------------------------------------------------------------------------------------------
EQUITY OR EQUITY-LINKED SECURITIES-92.58%
INDONESIA-89.70%
AGRIBUSINESS-0.50%
Astra Argo Niagra Lestari                                                                      672,000        $67,721
                                                                                                           -----------
AGRICULTURE-0.00%
PT Perusahaan Perkebunan London
  Sumatra Indonesia Tbk                                 +           100             $7
                                                                           ------------
AUTOMOTIVE-5.31%
PT Astra International Tbk                              +     2,171,000        448,786       1,020,000        210,853
PT Astra Otoparts                                                                   --         325,000         61,305
                                                                           ------------                    -----------
                                                                               448,786                        272,158
                                                                           ------------                    -----------
BANKING-1.73%
Bank Central Asia                                                                              830,000        143,695
Bank Pan Indonesia                                                                           1,440,000         25,302
Lippo Bank                                                                                  11,650,000         66,227
                                                                                                           -----------
                                                                                                              235,224
                                                                                                           -----------
BEER, BEVERAGES, LIQUORS & TOBACCO-23.85%
PT Gudang Garam Tbk                                             720,500        968,114         686,000        921,757
PT Hanjaya Mandala Sampoerna Tbk                                564,500        869,359         310,500        478,186
                                                                           ------------                    -----------
                                                                             1,837,473                      1,399,943
CEMENT-0.27%                                                               ------------                    -----------
Indocement Tunggal Prakarsa                                                                    218,500         36,134
                                                                                                           -----------
COMMERCIAL BANKS-0.08%
PT Bank Internasional Indonesia, Warrants
(expiring 04/16/02)                                  +,++    15,787,200         11,422
                                                                           ------------
COMMERCIAL SERVICES-0.36%
Citra Munya Nasaphala Persada                                                                1,000,000         49,096

CONGLOMERATE-1.08%
Astra Graphia                                                                                  396,000         17,191
Bimantra Citra                                                                               1,622,000        129,928
                                                                                                           -----------
                                                                                                              147,119
                                                                                                           -----------
FISHERY-0.00%
PT Daya Guna Samudera Tbk                               +       518,000              0
                                                                           ------------
FOOD & KINDRED PRODUCTS-6.03%
PT Indofood Sukses Makmur Tbk                           +     5,270,000        422,145       4,375,000        350,452
Mayora Indah                                                                        --         800,000         45,478
                                                                           ------------                    -----------
                                                                               422,145                        395,930
                                                                           ------------                    -----------
MANUFACTURING-7.90%
Intikeramik Alamasri Industries                                                     --         477,500         14,559
Kedawung Setia Industry Ltd.                                                        --         462,500         18,165
PT Semen Gresik (Persero) Tbk                                   442,500        265,271         322,000        193,034
PT Sunson Textile Manufacturer Tbk                                                  --         673,000         32,346
PT Unilever Indonesia Tbk                                       260,000        335,917         165,000        213,178
                                                                           ------------                    -----------
                                                                               601,188                        471,282
                                                                           ------------                    -----------
MEDICAL-DRUGS-8.01%
PT Dankos Laboratories Tbk                                    6,615,000        376,047                             --
PT Kalbe Farma                                          +            --             --       2,124,400         68,069
PT Tempo Scan Pacific Tbk                                     1,227,000        389,977         795,000        252,674
                                                                           ------------                    -----------
                                                                               766,024                        320,743
                                                                           ------------                    -----------
MINING-1.25%
Aneka Tambang                                                                                1,365,000        126,977
PT Tambang Timah Tbk                                                                           300,000         42,636
                                                                                                           -----------
                                                                                                              169,613
                                                                                                           ===========
-----------------------------------------------------------------------------------------
                                                           PRO FORMA INDONESIA FUND, INC.
                                                              No. of
Description                                                   Shares           Value
-----------------------------------------------------------------------------------------
EQUITY OR EQUITY-LINKED SECURITIES-92.58%
INDONESIA-89.70%
AGRIBUSINESS-0.50%
Astra Argo Niagra Lestari                                     672,000          $67,721
                                                                            -----------
AGRICULTURE-0.00%
PT Perusahaan Perkebunan London
  Sumatra Indonesia Tbk                                           100                7
                                                                            -----------
AUTOMOTIVE-5.31%
PT Astra International Tbk                                  3,191,000          659,639
PT Astra Otoparts                                             325,000           61,305
                                                                            -----------
                                                                               720,944
                                                                            -----------
BANKING-1.73%
Bank Central Asia                                             830,000          143,695
Bank Pan Indonesia                                          1,440,000           25,302
Lippo Bank                                                 11,650,000           66,227
                                                                            -----------
                                                                               235,224
                                                                            -----------
BEER, BEVERAGES, LIQUORS & TOBACCO-23.85%
PT Gudang Garam Tbk                                         1,406,500        1,889,871
PT Hanjaya Mandala Sampoerna Tbk                              875,000        1,347,545
                                                                            -----------
                                                                             3,237,416
                                                                            -----------
CEMENT-0.27%
Indocement Tunggal Prakarsa                                   218,500           36,134
                                                                            -----------

COMMERCIAL BANKS-0.08%
PT Bank Internasional Indonesia, Warrants
(expiring 04/16/02)                                        15,787,200           11,422
                                                                            -----------

COMMERCIAL SERVICES-0.36%
Citra Munya Nasaphala Persada                               1,000,000           49,096
                                                                            -----------

CONGLOMERATE-1.08%
Astra Graphia                                                 396,000           17,191
Bimantra Citra                                              1,622,000          129,928
                                                                            -----------
                                                                               147,119
                                                                            -----------
FISHERY-0.00%
PT Daya Guna Samudera Tbk                                     518,000                0
                                                                            -----------

FOOD & KINDRED PRODUCTS-6.03%
PT Indofood Sukses Makmur Tbk                               9,645,000          772,597
Mayora Indah                                                  800,000           45,478
                                                                            -----------
                                                                               818,075
                                                                            -----------
MANUFACTURING-7.90%
Intikeramik Alamasri Industries                               477,500           14,559
Kedawung Setia Industry Ltd.                                  462,500           18,165
PT Semen Gresik (Persero) Tbk                                 764,500          458,305
PT Sunson Textile Manufacturer Tbk                            673,000           32,346
PT Unilever Indonesia Tbk                                     425,000          549,095
                                                                            -----------
                                                                             1,072,470
                                                                            -----------
MEDICAL-DRUGS-8.01%
PT Dankos Laboratories Tbk                                  6,615,000          376,047
PT Kalbe Farma                                              2,124,400           68,069
PT Tempo Scan Pacific Tbk                                   2,022,000          642,651
                                                                            -----------
                                                                             1,086,767
                                                                            -----------
MINING-1.25%
Aneka Tambang                                               1,365,000          126,977
PT Tambang Timah Tbk                                          300,000           42,636
                                                                            -----------
                                                                               169,613
                                                                            -----------


          See accompanying notes to the Pro Forma Financial Statements.

---------------------------------------------------------------------------------------------------------------
PRO FORMA COMBINED
SCHEDULE OF INVESTMENTS
AS OF DECEMBER 31, 2000 (UNAUDITED)
---------------------------------------------------------------------------------------------------------------
                                                         THE INDONESIA FUND, INC.    JAKARTA GROWTH FUND, INC.
                                                            No. of                     No. of
Description                                                 Shares      Value          Shares        Value
---------------------------------------------------------------------------------------------------------------

NON-FERROUS METALS-0.35%
International Nickel Indonesia                                                           59,000      $47,871
                                                                                                  -----------
OIL & GAS-1.06%
Medco Energi International                                                            1,395,000      144,186
                                                                                                  -----------
OIL EXPLORATION & PRODUCTION-0.60%
Gulf Indonesia Resources Ltd.                      +          8,700     $81,019
                                                                     -----------
PAPER PRODUCTS-1.67%
PT Indah Kiat Pulp & Paper Corporation Tbk         +                          -       1,721,205      146,769
PT Pabrik Kertas Tjiwi Kimia                                801,811      51,797         428,000       27,649
                                                                     -----------                  -----------
                                                                         51,797                      174,418
                                                                     -----------                  -----------
RETAILING-10.64%
Hero Supermarket                                                              -         192,000       20,341
PT Matahari Putra Prima Tbk                               5,941,000     307,028       1,415,000       73,127
PT Multipolar Corporation Tbk                                                 -       2,700,000       99,070
PT Ramayana Lestari Sentosa Tbk                           1,211,500     657,403         530,000      287,597
                                                                     -----------                  -----------
                                                                        964,431                      480,135
                                                                     -----------                  -----------
TELECOMMUNICATIONS-18.17%
Indonesian Satellite Corporation                                              -         434,000      403,721
PT Telekomunikasi Indonesia                               2,534,220     536,967       3,589,720      760,612
PT Telekomunikasi Indonesia ADR                             185,442     764,948                            -
                                                                     -----------                  -----------
                                                                      1,301,915                    1,164,333
                                                                     -----------                  -----------
TEXTILES-0.84%
PT Indo-Rama Synthetics Tbk                        +      1,470,000     113,954                            -
                                                                     -----------                  -----------
TOTAL INDONESIA (COST $22,774,924)                                    6,600,161                    5,575,906
                                                                     -----------                  -----------
SINGAPORE-2.88%
COMMERCIAL BANKS-0.72%
United Overseas Bank Limited                                 13,000      97,575
                                                                     -----------
REAL ESTATE DEVELOPMENT-0.74%
Keppel Land Limited                                          63,000     100,029
                                                                     -----------
TELECOMMUNICATIONS-1.42%
Singapore Telecommunications Limited                        124,000     192,587                            -
                                                                     -----------                  -----------
TOTAL SINGAPORE (COST $370,204)                                         390,191                            -
                                                                     -----------                  -----------
TOTAL EQUITY OR EQUITY-LINKED SECURITIES-92.58%
(COST $23,145,128)                                                    6,990,352                    5,575,906
                                                                     -----------                  -----------


                                                                                      Principal
SHORT-TERM INVESTMENTS-2.95%                                                           Amount
                                                                                      ---------

TIME DEPOSIT
Bank Natle de Paris (call account 6.375% due 1/2/01)                                    400,000      400,000
                                                                                                  -----------
TOTAL SHORT-TERM INVESTMENTS-2.95%
(COST $400,000)                                                               -                      400,000
                                                                     -----------                  -----------
TOTAL INVESTMENTS-95.53% (COST $23,545,128)                           6,990,352                    5,975,906
                                                                     -----------                  -----------
---------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------
                                                     PRO FORMA INDONESIA FUND, INC.
                                                          No. of
Description                                               Shares                        Value
------------------------------------------------------------------------------------------------
NON-FERROUS METALS-0.35%
International Nickel Indonesia                              59,000                   $   47,871
                                                                                     -----------
OIL & GAS-1.06%
Medco Energi International                               1,395,000                      144,186
                                                                                     -----------
OIL EXPLORATION & PRODUCTION-0.60%
Gulf Indonesia Resources Ltd.                                8,700                       81,019
                                                                                     -----------
PAPER PRODUCTS-1.67%
PT Indah Kiat Pulp & Paper Corporation Tbk               1,721,205                      146,769
PT Pabrik Kertas Tjiwi Kimia                             1,229,811                       79,446
                                                                                     -----------
                                                                                        226,215
                                                                                     -----------
RETAILING-10.64%
Hero Supermarket                                           192,000                       20,341
PT Matahari Putra Prima Tbk                              7,356,000                      380,155
PT Multipolar Corporation Tbk                            2,700,000                       99,070
PT Ramayana Lestari Sentosa Tbk                          1,741,500                      945,000
                                                                                     -----------
                                                                                      1,444,566
                                                                                     -----------
TELECOMMUNICATIONS-18.17%
Indonesian Satellite Corporation                           434,000                      403,721
PT Telekomunikasi Indonesia                              6,123,940                    1,297,579
PT Telekomunikasi Indonesia ADR                            185,442                      764,948
                                                                                     -----------
                                                                                      2,466,248
                                                                                     -----------
TEXTILES-0.84%
PT Indo-Rama Synthetics Tbk                              1,470,000                      113,954
                                                                                     -----------
TOTAL INDONESIA (COST $22,774,924)                                                   12,176,067
                                                                                     -----------
SINGAPORE-2.88%
COMMERCIAL BANKS-0.72%
United Overseas Bank Limited                                13,000                       97,575
                                                                                     -----------
REAL ESTATE DEVELOPMENT-0.74%
Keppel Land Limited                                         63,000                      100,029
                                                                                     -----------
TELECOMMUNICATIONS-1.42%
Singapore Telecommunications Limited                       124,000                      192,587
                                                                                     -----------
TOTAL SINGAPORE (COST $370,204)                                                         390,191
                                                                                     -----------
TOTAL EQUITY OR EQUITY-LINKED SECURITIES-92.58%
(COST $23,145,128)                                                                   12,566,258
                                                                                     -----------
SHORT-TERM INVESTMENTS-2.95%
TIME DEPOSIT
Bank Natle de Paris (call account 6.375% due 1/2/01                                     400,000
                                                                                     -----------
TOTAL SHORT-TERM INVESTMENTS-2.95%
(COST $400,000)                                                                         400,000
                                                                                     -----------
TOTAL INVESTMENTS-95.53% (COST $23,545,128)                                           12,966,258
                                                                                     -----------

                                                     THE INDONESIA  JAKARTA GROWTH  PRO FORMA INDONESIA
                                                       FUND, INC.     FUND, INC.        FUND, INC.
                                                         VALUE          VALUE             VALUE
                                                     ------------   --------------  -------------------
CASH AND OTHER ASSETS IN EXCESS OF LIABILITIES-6.44%      945,087        (70,286)        874,801
                                                       -----------   -----------     -----------
                                                                                        (267,251)
PRO FORMA ADJUSTMENTS - (1.97)%
NET ASSETS-100%                                        $7,935,439    $ 5,905,620     $13,573,808
                                                       -----------   -----------     -----------


--------------------------------------------------------------------------------
+     Security is non-income producing.
++ With additional 397,837,440 call options attached, expiring 05/28/02, and 126,297,600 certificates of entitlement attached, maturing 06/30/02, with no market value.
ADR   American Depositary Receipts.
--------------------------------------------------------------------------------


          See accompanying notes to the Pro Forma Financial Statements.

                                   APPENDIX A

         THE INFORMATION SET FORTH IN THIS APPENDIX HAS BEEN EXTRACTED FROM VARIOUS GOVERNMENTAL AND PRIVATE PUBLICATIONS. THE INDONESIA FUND AND ITS BOARD OF DIRECTORS MAKE NO REPRESENTATION AS TO THE ACCURACY OF THE INFORMATION NOR HAS THE INDONESIA FUND OR ITS BOARD OF DIRECTORS ATTEMPTED TO VERIFY IT; FURTHERMORE, NO REPRESENTATION IS MADE THAT ANY CORRELATION EXISTS BETWEEN THE STATE OF INDONESIA OR THE INDONESIAN ECONOMY IN GENERAL AND THE PERFORMANCE OF THE INDONESIA FUND.

                            THE REPUBLIC OF INDONESIA

                               GENERAL INFORMATION

GEOGRAPHY AND POPULATION

         The Republic of Indonesia is located on the equator between continental Asia and Australia and extends over part of the world's largest archipelago. Indonesia has a land area of approximately 740,000 square miles and territorial waters nearly four times that size. Indonesia comprises over 17,000 islands, which stretch 3,200 miles from east to west and 1,100 miles from north to south. More than half of Indonesia's land is forested and much is mountainous and volcanic. Indonesia's main islands are Java, Bali, Sumatra, Kalimantan, Sulawesi, Irian Jaya and the Moluccas. The main cities of Indonesia include Jakarta, Surabaya and Jogjakarta on Java, Palembang and Medan on Sumatra, Kendari on Sulawesi, Balikpapan on Kalimantan and Jayapura on Irian Jaya. Jakarta is the capital of Indonesia.

         Indonesia's population currently stands at over 224 million, making it the fourth most populous nation in the world behind China, India, and the United States. From 1971-1980, Indonesia's population grew at an average rate of 2.3%, from 1980-1989, at an average rate of 2.2% and from 1990-1997 at an average rate of 1.7%.

         Bahasa Indonesia is Indonesia's national language. Islam is the dominant religion, although Christianity and Hinduism are also practiced. Religious freedom is constitutionally guaranteed. The Indonesian people are basically of Malay extraction, but the country has significant Chinese, Arab and Eurasian representations.

FORM OF GOVERNMENT

         Indonesia is a republic based on a 1945 constitution. Executive power is vested in the president, who is elected every five years by the People's Consultative Assembly (the "Assembly"), the highest authority in the state. The Assembly meets every five years to elect the president and vice president, interpret the Constitution and generally to establish guidelines for the president to implement. The Assembly consists of 1,000 members, of whom 500 are appointed by the president. Decisions of the Assembly are made by consensus or, in the absence of a consensus, a two-thirds vote of a quorum consisting of two-thirds of the Assembly.

         The president is chief-of-state, chief executive and supreme commander of the armed forces. The legislative branch of the government is the House of People's Representatives (the "House"). Four hundred of the House's 500 members are elected by universal suffrage for five-year terms and 100 are appointed by the president. This branch can introduce legislation and must approve all laws and the state budget.

         Other branches of the government include the Supreme Court, the Supreme Advisory Council and the Supreme Audit Board. The Supreme Court's 51 members are recommended by the Assembly and appointed by the president and are responsible for exercising all judicial power of the state. The Supreme Advisory Council and the Supreme Audit Board consist of members recommended by the Assembly and appointed by the president and are responsible for advising the president and for the settlement of all financial affairs.

         In 1968, the Assembly formally elected Suharto to a full five-year term as president. He was reelected to additional five-year terms in 1973, 1978, 1983, 1998, 1993 and 1998. Due to civil unrest and a financial crisis that started in 1997, President Suharto was forced to resign in May 1998. Following President Suharto's resignation, Vice President B.J. Habibie was sworn in as President. Elections were held in 1999 and a new President, Abdurrhmam Wahid, took office in October of that year. The first free parliamentary election since 1995 was held in 1999 and gave a 37.4% majority to the Indonesian Democracy Party-Struggle ("PDI-P"). As of 1999, there were over forty political parties in Indonesia with Golkar (the Joint Secretariat of Functional Groups) and PDI-P being the leading parties.

INTERNATIONAL ORGANIZATIONS

         Indonesia participates in a number of international organizations, including: the United Nations, the International Monetary Fund ("IMF"), the World Bank, the Association of South East Asian Nations ("ASEAN"), the Nonaligned Movement, the Organization of the Islamic Conference, the Organization of Petroleum Exporting Countries, the Asian Development Bank, the Group of 77, the International Atomic Energy Agency and the Islamic Development Bank. Indonesia is also a party to the General Agreement on Tariffs and Trade and is a member of the World Trade Organization.

                             THE INDONESIAN ECONOMY

RECENT DEVELOPMENTS

         The Indonesian economy stabilized in 1999 following the sharp contraction and high inflation of 1998. By following a tight monetary policy, the government reduced inflation from over 70% in 1998 to 9% in 2000. Banks, however, are still suffering the impact of the financial crisis experienced by Indonesia in 1997-1998. During that period, 70% of bank loans were estimated to be non-performing. The banking system's total credit fell by almost 50% during 1999, from Rp 545 trillion at year-end 1998 to Rp 278 trillion at year end-1999. The total number of banks has declined from 238 pre-financial crisis to 162 as of a recent date. The government, however, has recapitalized a handful of private banks and has begun recapitalizing the state-owned banking sector. New lending, however, remains almost unavailable as banks continue to be wary of issuing new debt in an environment where little progress has been made in restructuring the huge burden of outstanding debts. In addition, Moody's Investor Service ("Moody's") lowered its outlook on Indonesia's creditworthiness in March 2001. Moody's cut its outlook from positive to stable, resulting in a rating of B3 on Indonesia's bond and sovereign debt as well as the ability of its banks to pay back creditors outside of Indonesia.

         IMF payments were suspended in late 1999 as the result of evidence that a private bank had illegally made payments it received from the government to one of the political parties. The new government, however, moved quickly to re-establish an active relationship with the IMF and the World Bank and, in January 2000, signed a new Memorandum of Economic and

Financial Policies with the IMF. The government has forecast growth of 3.8% for fiscal year 2000/2001.


         President Wahid's tenure has grown increasingly shaky since Parliament recently censured him over two financial scandals worth a total of $6.1 million. Although Wahid has denied wrongdoing, he faces possible impeachment. A stand-off with the IMF over continued funding for the government's economic restructuring program and a further outbreak of violence on the island of Borneo contributed to a drop in Indonesia's currency to a 28-month low on February 26, 2001, placing severe new stresses on the government. A weakening of the Rupiah may increase inflation sharply in the coming months and may prompt an increase in official interest rates to defend the currency. A weaker currency may also raise the cost of servicing foreign currency-denominated external debt. Student protests against the violence in Indonesia have continued following recent bombings as well as ethnic and separatist clashes. Indonesia still ranks in the lower reaches of transparency and corporate governance assessments of Asian countries.


         The following table presents selected economic data about the Indonesia economy for the periods indicated.


                             KEY ECONOMIC INDICATORS
              (Billions of U.S. Dollars unless otherwise indicated)

-----------------------------------------------------------------------------------------------------------------
                                                           1997            1998            1999            2000
-----------------------------------------------------------------------------------------------------------------
INCOME, PRODUCTION AND EMPLOYMENT: (1)
    Nominal GDP                                             216              94             142             156
    Real GDP Growth (pct)                                   7.6           -13.2             0.3             4.0
    GDP by Sector:
       Agriculture                                         34.5            18.4            27.8            28.0
       Manufacturing                                       54.9            23.4            36.2            39.0
       Services                                            67.5            35.7            56.9            58.0
       Government                                          11.5             4.1             7.2             7.6
    Per Capita GDP (US$)                                  1,116             465             682             760
    Labor Force (millions)                                 87.0            92.6            94.8            96.5
    Unemployment Rate (pct)                                 4.6              10             6.3             6.2
MONEY AND PRICES (ANNUAL PERCENTAGE GROWTH):
    Money Supply (M2) (pct)                                23.2            62.3            10.2 (2)          *
    Consumer Price Inflation (pct)                          8.0            75.0             2.01            9.35
    Exchange Rate (Rupiah/US$ annual average)             2,909          10,014           7,855           8,290
BALANCE OF PAYMENTS AND TRADE: (1)
    Total Exports FOB                                      56.2            50.4            48.6            61.1
       Exports to U.S.                                      9.2             9.3             9.5             9.7
    Total Imports CIF                                      41.7            27.3            24.0            35.5
       Imports from U.S.                                    4.5             2.3             2.0             2.5
    Trade Balance                                          14.5            23.1            24.6            25.6

-----------------------------------------------------------------------------------------------------------------
                                                           1997            1998            1999            2000
-----------------------------------------------------------------------------------------------------------------

       Balance with U.S.                                    4.7             7.0             7.5             7.2
    External Public Debt                                   56.4            71.4            80.7            91.2
    Debt Service Payments/GDP (pct)                         3.8             7.6             6.5             6.9
    Current Account Balance/GDP(pct) (2)                   -0.9             3.9             4.1             4.8
    Fiscal Deficit/GDP (pct) (2)                            1.1             2.2             6.8             4.8
    Gold and Foreign Exchange
    Reserves (end of period)                               17.4            23.5            27.1            27.2
    Aid from U.S. (millions of US$)                          71             135             139 (3)         205
    Aid from All Other Sources                              5.2             5.2             7.8(4)          4.2
-----------------------------------------------------------------------------------------------------------------


(1) 1999 GDP and export/import figures are for January-June. (Average Rp/US$ exchange rates were 8,775 for the first quarter/calendar year 1999 and 7,921 for the second quarter/calendar year 1999.)
(2)  1999 figure is for January-August.
(3)  Fiscal year.
(4)  1999 figure is amount pledged.

 *   Not available.


SOURCES: 1999 COUNTRY REPORTS ON ECONOMIC POLICY AND TRADE PRACTICES RELEASED BY THE BUREAU OF ECONOMIC AND BUSINESS AFFAIRS, U.S. DEPARTMENT OF STATE, MARCH 2000 (CITING: GOVERNMENT OF INDONESIA, U.S. DEPARTMENT OF COMMERCE (FOR TRADE WITH U.S.), IMF (EXCHANGE RATES), U.S. AGENCY FOR INTERNATIONAL DEVELOPMENT (FOR BILATERAL ASSISTANCE)); CENTRAL BANK OF INDONESIA - INFLATION REPORT.

GROSS DOMESTIC PRODUCT

         Indonesia's real gross domestic product ("GDP") declined 13% in 1998 and experienced negligible growth in 1999. The following tables present detailed information regarding GDP by sector, as well as the percentage change of GDP by sector for the periods indicated.


  GROSS DOMESTIC PRODUCT AT CURRENT MARKET PRICES BY INDUSTRIAL ORIGIN, 1998-2000
                               (TRILLION RUPIAHS)

                                                             1998            1999*            2000*
                                                             ----            -----            -----
Agriculture, Livestock, Forestry and Fishery                172.83           216.91          218.40
Mining and Quarrying                                        120.33           109.97          166.56
Manufacturing Industry                                      238.90           287.70          336.05
Electricity, Gas and Water Supply                            11.28           13.43            15.07
Construction                                                 61.76           74.50            92.18
Trade, Hotel and Restaurant                                 146.74           176.66          196.05

  GROSS DOMESTIC PRODUCT AT CURRENT MARKET PRICES BY INDUSTRIAL ORIGIN, 1998-2000
                               (TRILLION RUPIAHS)

                                                             1998            1999*            2000*
                                                             ----            -----            -----
Transportation and Communication                             51.94           55.19            64.55
Financial, Ownership and Business Services                   69.90           70.64            80.05
Services                                                     82.09           104.97          121.78
Gross Domestic Product                                      955.75          1,109.98        1,290.68
Gross Domestic Product Non-Oil Gas                          847.70          1,003.59        1,117.34

----------------------
*) Preliminary Figures
**) Very Preliminary Figures

SOURCE: STATISTICS OF INDONESIA, REPUBLIC OF INDONESIA "GROSS DOMESTIC PRODUCT STATISTICS-SELECTED TABLES"

              PERCENTAGE CHANGE OF GROSS DOMESTIC PRODUCT BY SECTOR
                                                          1996        1997         1998         1999(1)
AT CURRENT PRICES:
Agriculture, livestock, forestry and fishery.......         3.14%       1.00%      (0.68)%        2.08%
Mining and quarrying...............................         6.30        2.12        2.76         (1.71)
Manufacturing......................................        11.59        5.25      (11.44)         2.59
Electricity, gas and water.........................        13.63       12.37        2.61          8.21
Construction.......................................        12.76        7.36      (36.46)         1.63
Trade, hotel and restaurant........................         8.16        5.83      (18.04)        (0.43)
Transportation and communication...................         8.68        7.01      (15.13)        (0.72)
Financial, ownership and business services.........         6.04        5.93      (26.63)         8.07
Services...........................................         3.40        3.62       (3.15)         1.76
Gross Domestic Product.............................         7.82        4.70      (13.01)         0.31
Gross Domestic Product (non-oil and gas)...........         8.16        5.23      (14.09)         0.50

----------
(1)  Preliminary figures


SOURCE:  STATISTICS OF INDONESIA, REPUBLIC OF INDONESIA "SELECTED TABLES"

PRICES

         Indonesia's inflation rate as measured by the consumer price index reached a high of approximately 77% in 1998, but decreased to approximately 9% for the year ended December 31, 2000. This was higher than 2.01% in the previous year and above Bank Indonesia's target of 5-7%, which had been set at the beginning of the year 2000. Inflation has developed within this target during the first nine months of the year, but exceeded the target during the last three months due to accelerating economic activities, the government's price and income policy and by the weakening of the Rupiah exchange rate. The following tables provide information regarding Indonesia's consumer price index and wholesale price index for the periods indicated.

                             CONSUMER PRICE INDICES
                  CONSUMER PRICE INDICES INDONESIA (1996 = 100)
                                      GROUP

                                PREPARED
                                 FOOD,
                               BEVERAGES
      MONTH                        &                                             EDUCATION,      TRANSPORTATION
                     FOOD       TOBACCO      HOUSING     CLOTHING     HEALTH     RECREATION            AND           GENERAL
                                PRODUCTS                                          & SPORTS        COMMUNICATION

       [1]            [2]         [3]          [4]          [5]         [6]          [7]               [8]             [9]
      1998
December             263.22      211.58       159.03       219.71     212.54        161.84            163.70          198.64
      1999
January              281.09      213.80       160.62       232.11     214.07        161.40            164.95          204.54
February             287.60      216.87       162.06       234.23     214.12        161.89            164.29          207.12
March                281.65      216.34       162.92       234.71     215.80        162.05            169.16          206.75
April                275.09      215.52       164.04       233.58     216.57        162.04            169.07          205.34
May                  271.38      215.20       164.91       231.18     217.60        162.59            170.06          204.76
June                 268.25      215.16       165.34       228.32     218.22        163.06            170.23          204.07
July                 258.96      214.87       166.06       224.69     219.48        163.87            169.94          201.93
August               248.54      215.33       165.87       226.56     220.98        166.48            169.68          200.05
September            239.06      216.26       166.12       229.63     220.00        169.52            169.94          198.68
October              237.24      216.13       166.45       232.23     220.06        170.17            171.31          198.79
November*)           240.00      216.51       165.93       228.38     219.97        170.42            171.56          199.00
December             249.54      219.20       166.77       233.21     220.37        170.44            172.20          202.45
      2000
January              256.85      220.00       167.56       237.47     220.87        170.43            173.68          205.12
February             256.00      220.17       168.34       239.79     221.85        170.23            173.45          205.27
March                250.16      219.97       169.05       240.09     222.43        171.83            174.01          204.34
April                246.16      225.28       171.03       240.50     224.87        173.50            176.83          205.48
May                  246.08      225.07       174.18       242.55     225.76        174.91            181.19          207.21
June                 246.47      227.25       174.87       244.56     226.50        175.41            182.54          208.24
July                 251.39      229.45       176.06       248.54     229.42        178.51            183.37          210.91
August               246.68      231.43       176.71       247.01     230.43        195.70            184.69          211.99

--------
Note:  *)   Since November 1999, have been using the combined CPI of 43 cities
            (excluded Dili).

                             CONSUMER PRICE INDICES
                  CONSUMER PRICE INDICES INDONESIA (1996 = 100)
                                      GROUP

                                PREPARED
                                 FOOD,
                               BEVERAGES
                                   &                                             EDUCATION,      TRANSPORTATION
      MONTH          FOOD       TOBACCO      HOUSING     CLOTHING     HEALTH     RECREATION            AND           GENERAL
                                PRODUCTS                                          & SPORTS        COMMUNICATION

       [1]            [2]         [3]          [4]          [5]         [6]          [7]               [8]             [9]
September            240.76      232.73       177.93       247.12     236.19        198.02            186.65          211.87
October              241.37      237.42       180.60       248.68     238.16        199.24            191.19          214.33
November             246.96      241.62       182.93       249.95     240.47        199.50            191.78          217.15
December             259.53      243.49       183.61       256.98     241.46        200.28            194.00          221.39
      2001
January              258.68      245.87       184.74       259.03     242.26        200.61            193.21          222.10

                             WHOLESALE PRICE INDEX
                                (YEARLY AVERAGES)

                                 1994(1)      1995(1)     1996(1)       1997         1998        1999         2000
SECTOR
Agriculture...................     298         355          399         170          298         410          459
Mining and quarrying..........     237         266          296         141          173         214          236
Manufacturing.................     231         256          265         132          217         268          278
Imports.......................     215         230          243         129          286         289          316
Exports.......................     157         178          203         148          417         366          461
General Index.................     215         240          258         140          288         314          353

----------
(1)  Use 1983 as base year, 1983 = 100

SOURCE: STATISTICS INDONESIA, REPUBLIC OF INDONESIA, "WHOLESALE PRICE INDEXES - SELECTED TABLES"

FOREIGN TRADE

         Indonesian exports increased by an average of 11% per year during the period 1993 to 1996. Indonesia's total exports in fiscal year 1997/1998 were US$
56.2 billion, growing only 7.9% compared to that of the previous fiscal year. Non-oil and gas exports accounted for US$ 45.9 billion, or an increase of 17.0% during this period. During this period, Indonesia's total imports were US $42.7 billion (a decrease of 6.8% from the previous fiscal year). Non-oil and gas imports decreased by 6.1% to US$ 38.6 billion, and oil and gas imports decreased by 13.0% to US$ 4.1 billion.

         During 1998-1999, imports collapsed and exports sagged, largely because of the disarray in the financial sector. Imports of capital goods (primarily machinery and other equipment vital for manufacturing) declined to 30% of their 1997 level in 1999 (according to preliminary estimates). The following tables provide information on Indonesia's exports and imports for the periods indicated.

                                    EXPORTS
                                 (US$ MILLIONS)
                                    1996            1997          1998          1999          2000*
                                 ----------      ----------    ----------    ----------     -----------
Oil and Gas..................     11,721.8        11,622.5       7,872.2       9,792.2        14,237.2
Non Oil and Gas..............     38,092.9        41,821.0      40,975.5      38,873.2        47,779.2
                                  --------        --------      --------      --------        --------
          Total..............     49,814.7        53,443.6      48,847.7      48,665.4        62,016.4
                                  ========        ========      ========      ========        ========

----------
* Very preliminary figures

SOURCE: STATISTICS INDONESIA, REPUBLIC OF INDONESIA, SELECTED TABLES "EXPORTS".

                                    IMPORTS
                                 (US$ MILLIONS)
                                                                                                       1998
                                              1994            1995          1996          1997      (JAN-JUNE)*
                                           ----------      ----------    ----------    ----------   -------------
Oil and Gas                                  2,367.4         2,910.8       3,595.5       3,924.1        1,450.9
Non Oil and Gas                             29,616.1        37,717.9      39,333.0      37,755.7       11,821.6
                                            --------        --------      --------      --------       --------
          Total                             31,983.5        40,628.7      42,928.5      41,679.8       13,272.5
                                            ========        ========      ========      ========       ========

----------
* Preliminary figures

SOURCE:  STATISTICS INDONESIA, REPUBLIC OF INDONESIA, SELECTED TABLES "IMPORTS".

         Indonesia's principal export markets are Japan and the United States, which accounted for approximately 21.4% and 14.2%, respectively of total exports in 1999. Exports to the European Economic Community ("EEC") accounted for approximately 14.6% of total exports in 1999, while ASEAN countries accounted for approximately 16.7%. Exports to these countries consist largely of oil and gas, raw materials such as rubber, palm oil, tin and timber as well as coffee, tobacco and fishery products. The following table provides information on the value and growth of Indonesia's foreign trade with main partner countries for the periods 1998 and 1999.

          VALUE AND GROWTH OF FOREIGN TRADE WITH MAIN PARTNER COUNTRIES
                                   1998 -1999

       PARTNER COUNTRY                     1998                         1999                      GROWTH (%)
       ---------------                     ----                         ----                      ----------
                                   EXPORT         IMPORT        EXPORT         IMPORT        EXPORT         IMPORT
                                   ------         ------        ------         ------        ------         ------
ASIA
   1. Japan                         9,116.0       4,292.5       10,397.2       2,913.3          14.05        -32.13
   2. Singapore                     5,718.3       2,542.8        4,930.5       2,525.9         -13.78         -0.66
   3. Republic of Korea             2,567.8       1,527.8        3,319.8       1,330.1          29.29        -12.94
   4. Taiwan                        1,720.7         994.6        1,757.5         784.1           2.14        -21.16
   5. China                         1,832.0         906.3        2,008.9       1,242.1           9.66         37.05

          VALUE AND GROWTH OF FOREIGN TRADE WITH MAIN PARTNER COUNTRIES
                                   1998 -1999

       PARTNER COUNTRY                     1998                         1999                      GROWTH (%)
       ---------------                     ----                         ----                      ----------
                                   EXPORT         IMPORT        EXPORT         IMPORT        EXPORT         IMPORT
                                   ------         ------        ------         ------        ------         ------
   6. Hong Kong                     1,865.0         263.7        1,330.0         227.5         -28.69        -13.73
EUROPE
   1. Germany                       1,401.3       2,365.7        1,233.9       1,398.5         -11.95        -40.88
   2. Netherlands                   1,512.3         338.4        1,543.6         346.7           2.07          2.45
   3. United Kingdom                1,143.1         920.3        1,176.1         511.2           2.89        -44.45
   4. France                          547.3         568.1          503.2         371.6          -8.06        -34.59
   5. Italy                           858.8         480.4          655.5         276.9         -23.67        -42.36
AMERICA
   1. USA                           7,031.0       3,517.3        6,896.5       2,839.0          -1.91        -19.28
   2. Canada                          411.7         504.2          353.5         421.2         -14.14        -16.46
AUSTRALIA & OCEANIA
   1. Australia                     1,533.5       1,760.5        1,484.8       1,460.4          -3.18        -17.05
   2. New Zealand                     103.9         142.9          108.5         110.0           4.43        -23.02

SOURCE: STATISTICS INDONESIA, REPUBLIC OF INDONESIA, SELECTED TABLES "FOREIGN TRADE STATISTICS".

   RESERVES

         The following table provides information on Indonesia's total official reserves for the years ended December 31, 1995 through 1999.

                                OFFICIAL RESERVES
                                 (US$ MILLIONS)

                                                  1995           1996          1997           1998           1999
Gold.................................              1,079          1,030           809            803             812
Foreign Exchange.....................             13,306         17,820        16,088         22,401          26,245
Reserve Position.....................                401            429       -------        -------             200
SDR's(1).............................                  1              2           499            312        --------
                                                       -              -           ---            ---        --------
Total Official Reserves (Minus Gold).             13,708         18,251        16,587         22,713          26,445
                                                  ======         ======        ======         ======          ======

----------
(1)    Special Drawing Rights of the International Monetary Fund
SOURCE: INTERNATIONAL MONETARY FUND, "INTERNATIONAL FINANCIAL STATISTICS SEPTEMBER 2000"

                                 MONETARY POLICY

EXTERNAL DEBT

         Indonesia's foreign debt totaled about $162 billion as of July 2000, with about $80 billion owed by the public sector and $82 billion by the private sector. In 1998, Indonesia signed a Memorandum of Understanding with its official creditors to reschedule public sector debt principal contracted before July 1, 1997 and falling due between August 1998 and the end of March 2000. In 1999, the government introduced a monitoring system to collect information on all foreign exchange transactions, including foreign borrowing. Borrowing in connection with state-owned enterprises has been regulated since 1991. The following table provides information on Indonesia's foreign and domestic debt for the periods 1995 to 1999.

                      FOREIGN AND DOMESTIC DEBT, 1995-1999
                                 (US$ BILLIONS)


          YEAR           FOREIGN          DOMESTIC         TOTAL           DEBT%/GDP
          ----           -------          --------         -----           ---------
          1995            63.5              0.0            63.5              31%
          1996            56.3              0.0            56.3              25%
          1997            57.9              0.0            57.9              27%
          1998            71.5              0.0            71.5              72%
          1999            78.9             68.7           147.6             105%


Note: 1999's Domestic Debt figure is based on Rp 312 trillion in bank recapitalization bonds issued, plus Rp 228 trillion in bonds issued to repay Bank Indonesia for liquidity credits (converted at the 1999 average exchange rate of RP 7855.2/USD).

SOURCE: DATA FROM BANK INDONESIA, BUSINESS NEWS

PRIVATIZATIONS

         Indonesia has a budget target of Rp 6.5 trillion (US$ 722 million) to be raised from privatizations in fiscal year 2000. On June 29, 2000, the government launched a revised state-owned enterprise master plan in response to concerns about lagging privatization and continuing "high-cost" practices in the 164 enterprises. The revised plan aims to accelerate state-owned enterprise restructuring and privatization and to establish good governance practices. The government has slated 10 companies from a variety of sectors (including, mining, plantations, airport operations and fertilizer) to be fully or partially privatized before the end of 2000. Nine state-owned enterprises are on "standby" for privatization in 2000 and the others for more gradual privatization through 2004. There can be no assurance that any of these privitizations will occur on schedule or at all.

                               FOREIGN INVESTMENT

         Foreign direct investment in Indonesia is governed generally by the Foreign Investment Law of January 1967. That law stipulates that foreign companies may invest and operate in Indonesia either independently or in joint-ventures with local partners with the approval of the government for a maximum period of 30 years (with the possibility of an extension) subject to meeting specified local ownership levels. In 1994, the government lowered the initial domestic ownership requirements for joint ventures to 5% and lengthened to 15 years the time period within which independently investing companies must divest a percentage (usually one to five percent) of their shares to allow local investors to take up a minority holding in the company. In mid-1998, the government opened several previously restricted sectors to foreign investment, reducing the number of sectors restricted for foreign direct investment to 25, 16 of which are completely closed to investment while the remaining nine allow minority foreign equity participation. The government also removed foreign ownership limitations on banks and on firms publicly traded on Indonesian stock markets.

         The Indonesian Government, through the Capital Investment Coordinating Board ("BKPM"), has instituted a series of reforms over the past three years designed to stimulate foreign direct investment into Indonesia. These reforms include a simplified investment approval process, an effective doubling of the number of business areas open to foreign investment and reduced minimum investment levels. Although most sectors of the Indonesian economy are now open for direct investment by foreigners on the same basis as by Indonesians, certain areas, such as food and beverages, printing, transportation and equipment, aircraft manufacturing and communications, are generally closed to investment and new project undertakings by foreigners unless at least 65%, and in some cases 100%, of the total expected output of the project will be exported. If companies in these sectors seek to be listed on an Indonesian exchange, the ability of foreigners to acquire shares of such companies may be restricted in the absence of the approval of the Indonesian Minister of Finance.

         Investment interest in Indonesia has fallen substantially since the onset of the economic crisis in mid-1997. According to statistics from BKPM, from 1967 through December 1999, the government approved 7,665 foreign investment applications worth more than US$ 228.2 billion (excluding investment approvals in oil and gas, banking and financial services). While foreign investment approvals reached almost US$ 34 billion in 1997, they declined to less than US$ 14 billion in 1998 and reached only US$ 10.89 billion in 1999. However, realized foreign investment showed modest signs of recovery in 1999, rising from US$ 2.9 billion in 1998 to US$ 7.6 billion in 1999 (US$ 3.0 billion of the 1999 total was for a single proposed project, an oil refinery). The downward trend of investment approval values continued to show very modest signs of abatement in 2000. According to the most recent BKPM statistics covering January 1, 2000 through June 15, 2000, foreign investment approvals were up 16.7%, rising from US$1.8 billion for the same period in 1999 to US$ 2.1 billion in 2000. The number of approved projects rose from 483 to 589.

                                FINANCIAL SECTOR

         Bank Indonesia acts as Indonesia's central bank with the responsibility to support and regulate most financial institutions in Indonesia as well as to act as the sole issuer of Indonesian currency and Indonesia's lender of last resort to the banking system. Bank Indonesia supervises and regulates all financial institutions except insurance companies and nonbank financial institutions. Bank Indonesia sets the value of the Rupiah on a daily basis.

         Commercial banking in Indonesia is presently dominated by state-owned banks which in the aggregate account for approximately 65% of Indonesia's outstanding loans. All state commercial banks are authorized to deal in foreign exchange. In addition, there are currently private domestic banks, licensed branches of foreign banks, several recently licensed joint venture private banks and a large number of representative offices of foreign banks as well as locally incorporated joint venture merchant banks, leasing and insurance companies and, most recently, a joint venture finance company. There is also a national development bank and numerous other regional and private development banks, as well as a national housing bank to promote home ownership financing.

         The Indonesian banking sector was badly impacted by the Rupiah's sharp plunge against the U.S. dollar. The Rupiah's fall has multiplied the value of the Indonesian banks' foreign debts as well as the value of their dollar loans, which mostly fall under the nonperforming category. The banking crisis has decreased the amount of overseas credit available to local exporters to import their raw materials, while domestic financing is virtually nonexistent since local banks are now unable to risk more nonperforming debt. In an effort to restructure the ailing banking sector, the government:

   - established the Indonesian Bank Restructuring Agency ("IBRA") which is charged with restructuring and speeding up the recovery of Bank Indonesia's liquidity credits already injected into problem banks;

   -  modified paid-up capital requirements; and

   - suspended the operation of seven ailing banks, took over the management of seven additional banks deemed to be unsound under the IBRA and placed 40 banks (including three state-owned banks and 11 provincial development banks) under its supervision.

         By its own accounts, Bank Indonesia has had difficulty fulfilling its responsibilities because it has faced limitations in managing demand due to problems in the "monetary transmission mechanism." Excess liquidity and the failure of the bank intermediation has made it necessary for Bank Indonesia to increase interest rates to an extent which could threaten the overall recovery process.


                        THE INDONESIAN SECURITIES MARKETS

THE JAKARTA STOCK EXCHANGE

         The Jakarta Stock Exchange became a private institution in 1991. There are 197 securities houses which are Members and shareholders of the Exchange. The Members consist of broker-dealers, underwriters and investment management companies.

         The Jakarta Stock Exchange is open for trading Monday through Friday with two daily trading sessions. On Monday through Thursday, the first session is from 9:30 a.m. to 12:00 noon followed by an afternoon session from 1:30 p.m. to 4:00 p.m. On Friday, the first session is from 9:00 a.m. to 11:30 a.m. followed by an afternoon session from 2:00 p.m. to 4:00 p.m.

         In May 1995, the Jakarta Stock Exchange began operation of the Jakarta Automated Trading System ("JATS"). JATS is an integrated system covering settlement and central custodian, and providing real-time information. JATS has the capacity to process up to 140,000 transactions a day with the possibility of increasing capacity up to 500,000 transactions a day.

         Trades on the Jakarta Stock Exchange are required to be settled within four trading days after the date of the transaction. Share certificates are in collective form, meaning that one share certificate represents all shares owned. Thus, when a portion of the shares are sold, the share certificate must be sent to the issuer for splitting. Upon completion of a trade, both the buyer and the seller will endorse the back of the security. If the security does not require splitting, the buyer's broker need not send the actual security for registration. Indonesia does not have a central register. Virtually all listed companies presently maintain their own share registers. Under rules established by the Capital Market Supervising Agency (the "BAPEPAM"), physical re-registration of the shares must take place within 10 to 14 days after the date of the trade, although registration can actually take several weeks. Share certificates must be physically delivered before registration can take place.

         Brokerage commissions on the Jakarta Exchange are negotiated, but may not exceed 1% of the value of the transaction. Additionally, a stamp duty fee of Rp. 1,000 (US$.55) is payable on every transaction.

THE SURABAYA EXCHANGE

         The Surabaya Exchange is the first stock exchange in Indonesia to be managed by a private company and began operating in 1989. In July 1995, the Surabaya Stock Exchange merged with the Indonesian OTC market.

         The Surabaya Stock Exchange is open for trading Monday through Friday with two trading sessions on Friday. The trading hours on Monday through Thursday are between 9:30 a.m. to 5:00 p.m. On Friday, the first session is from 9:30 a.m. to 11:30 followed by an afternoon session from 1:30 p.m. to 5:00 p.m.

         In 1996, the Surayaba Stock Exchange implemented its remote trading system called S-MART (Surabaya Market Information and Automated Remote Trading). S-MART divides the market into two segments, the First Market and Second Market. The First Market provides trading facilities for stocks, derivatives and fixed-income securities. The Second Market provides trading facilities for market-makers and odd-lots. S-MART is also equipped with access to the Internet.

         The Surayaba Stock Exchange has built a website called the "SSX Net" to enhance market transparency. The SSX Net is designed to provide information about the Exchange, listed companies, member companies and supporting parties in the capital market industry. In June 1997, anticipating increasing activity in the bond market, the Surayaba Stock Exchange established the Over-the-Counter Fixed Income Service ("OTC-FIS") system, which provides trade information on a real-time basis for fixed-income securities (bonds). The purpose of OTC-FIS is to make the bond market more structured and transparent, and eventually to increase market efficiency.

         Brokerage commissions on the Surabaya Stock Exchange are limited to 1% of the transaction value. Additionally, a transaction tax of 0.1% of the gross value of the sales transaction is charged on each transaction. Sales transactions by founding shareholders are subject to an additional tax of 5% on the gross value.

         The following tables provide information on the market capitalization, total listed stocks, stocks trading, daily average trading value and composite stock price indices for each of the Jakarta Stock Exchange and the Surabaya Stock Exchange for the periods indicated:

                             MARKET CAPITALIZATIONS
                             1990 - AUGUST 31, 2000
----------------------------------------------------------------------------------------------------------------------

         END OF               JAKARTA STOCK             EXCHANGE            SURABAYA STOCK            EXCHANGE
         PERIOD              CAPITALIZATION              CHANGE             CAPITALIZATION             CHANGE
                                  VALUE                   (%)                    VALUE                   (%)
                              (TRILLION RP)                                  (TRILLION RP)
------------------------- ---------------------- ----------------------- ---------------------- ----------------------

          1990                       14.2                  229.2                    13.2                  202.6
          1991                       16.4                   15.9                    19.0                   43.9
          1992                       24.8                   51.1                    23.8                   26.1
          1993                       69.3                  179.0                    54.1                  126.9
----------------------------------------------------------------------------------------------------------------------

                             MARKET CAPITALIZATIONS
                             1990 - AUGUST 31, 2000
----------------------------------------------------------------------------------------------------------------------

         END OF               JAKARTA STOCK             EXCHANGE            SURABAYA STOCK            EXCHANGE
         PERIOD              CAPITALIZATION              CHANGE             CAPITALIZATION             CHANGE
                                  VALUE                   (%)                    VALUE                   (%)
                              (TRILLION RP)                                  (TRILLION RP)
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
          1994                      103.8                   49.8                   103.8                   92.0
          1995                      152.2                   46.6                   158.7                   52.9
          1996                      215.0                   41.2                   191.6                   20.7
          1997                      159.9                  (25.6)                  141.6                  (26.1)
          1998                      175.7                    9.9                   157.9                   11.5
          1999                      451.8                  157.1                   407.7                  158.2
          2000

          January                   410.5                 (  9.1)                  369.4                 (  9.4)
          February                  368.9                  (10.1)                  332.9                 (  9.9)
          March                     368.0                 (  0.3)                  337.0                    1.2
          April                     330.5                  (10.2)                  301.5                  (10.5)
          May                       290.1                  (12.2)                  260.9                  (13.5)
          June                      330.2                   13.8                   294.9                   13.0
          July                      331.1                    0.2                   297.1                    0.7
          August                    318.3                 (  3.9)                  283.7                  ( 4.5)
---------------------------------------------------------------------------------------------------------------------

---------------
SOURCE: BAPEBAM, "DEVELOPMENT OF INDONESIAN CAPITAL MARKET AUGUST 2000".

                                   TOTAL LISTED STOCKS
                             1990 - AUGUST 31, 2000
----------------------------------------------------------------------------------------------------------------------

                END OF                          JAKARTA STOCK EXCHANGE                 SURABAYA STOCK EXCHANGE
                PERIOD                              LISTED SHARES                          LISTED SHARES
                                                      (BILLION)                              (BILLION)

---------------------------------------- -------------------------------------- --------------------------------------

                 1990                                        1.78                                   1.60
                 1991                                        3.73                                   3.86
                 1992                                        6.25                                   5.39
                 1993                                        9.79                                   8.16
                 1994                                       23.85                                  19.92
                 1995                                       45.79                                  39.63
                 1996                                       77.24                                  66.80
                 1997                                      135.67                                 118.47
                 1998                                      170.55                                 147.69
                 1999                                      846.13                                 802.51
                 2000

                 January                                   870.55                                 824.95
                 February                                  868.95                                 828.34
                 March                                     872.65                                 848.53
                 April                                     874.56                                 852.60
                 May                                       896.98                                 854.14
                 June                                      900.85                                 846.44
                 July                                    1,090.41                               1,033.58
                 August                                  1,106.86                               1,034.03

----------------------------------------------------------------------------------------------------------------------

---------------
SOURCE: BAPEBAM, "DEVELOPMENT OF INDONESIAN CAPITAL MARKET AUGUST 2000".

                                 STOCKS TRADING
                             1990 - AUGUST 31, 2000
----------------------------------------------------------------------------------------------------------------------

   PERIOD                    JAKARTA STOCK EXCHANGE                             SURABAYA STOCK EXCHANGE
               --------------------------------------------------- ---------------------------------------------------

                  VOLUME       CHANGE       VALUE       CHANGE        VOLUME       CHANGE       VALUE       CHANGE
                (BILLION)       (%)       (TN. RP)        (%)       (BILLION)        (%)       (TN. RP)       (%)

-------------- ------------- ----------- ------------ ------------ ------------- ------------ ----------- -----------

1990                0.70         600.0         7.31        661.5         0.01         100.0        0.14        366.7
1991                1.01          44.3         5.78        (20.9)        0.01           0.0        0.04        (71.4)
1992                1.71          69.3         7.95         37.5         0.04         300.0        0.14        250.0
1993                3.84         124.6        19.09        140.1         0.27         575.0        1.15        721.4
1994                5.29          37.8        25.48         33.5         0.50          85.2        1.78         54.8
1995               10.65         101.3        32.36         27.0         1.72         244.0        5.25        194.9
1996               29.53         177.3        75.73        134.0         1.55          (9.9)       4.10        (21.9)
1997               76.60         159.4       120.39         59.0         4.90         216.1       10.75        162.2
1998               90.62          18.3        99.68        (17.2)        2.23         (54.5)       3.12        (71.0)
1999              178.48          97.0       147.88         48.4         7.03         215.2       13.20        323.1
2000              104.53         (41.4)       98.70        (33.3)        3.95         (43.8)       9.19        (30.4)

January            25.99           -          23.51          -           0.20           -          0.22          -
February           14.40         (44.6)       16.58        (29.5)        0.20           0.0        0.29         31.8
March              11.43         (20.6)       15.26       (  8.0)        1.45         625.0        4.77      1,544.8
April               6.43         (43.7)        6.77        (55.6)        0.32         (77.9)       1.08        (77.4)
May                 9.85          53.2        10.48         54.8         0.77         140.6        1.69         56.5
June               10.18           3.4        10.46       (  0.2)        0.45         (41.6)       0.48        (71.6)
July                9.92        (  2.6)        6.26        (40.2)        0.12         (73.3)       0.04        (91.7)
August             13.41          35.2         7.49         19.6         0.42         250.0        0.59      1,375.0
----------------------------------------------------------------------------------------------------------------------

---------------
SOURCE: BAPEBAM, "DEVELOPMENT OF INDONESIAN CAPITAL MARKET AUGUST 2000".

                           DAILY AVERAGE TRADING VALUE
                             1990 - AUGUST 31, 2000
----------------------------------------------------------------------------------------------------------------------

         PERIOD
                                  JAKARTA STOCK CAPITALIZATION                     SURABAYA STOCK EXCHANGE

                              (BILLION RP)             (CHANGE %)            (BILLION RP)            (CHANGE %)
------------------------- ---------------------- ----------------------- ---------------------- ----------------------

          1990                       30.1                  671.5                     0.6                  205.3
          1991                       23.6                  (21.6)                    0.2                  (70.7)
          1992                       32.2                   36.6                     0.6                  223.5
          1993                       77.6                  141.0                     4.7                  749.1
          1994                      104.0                   34.1                     7.3                   55.5
          1995                      131.5                   26.5                    21.4                  194.2
          1996                      304.1                  131.2                    16.5                  (22.9)
          1997                      489.4                   60.9                    43.7                  165.3
          1998                      403.6                  (17.5)                   12.7                  (70.9)
          1999                      598.7                   48.4                    53.4                  320.1
          2000                      601.3                    0.4                    57.0                    6.7

          January                 1,306.0                    -                      12.2                    -
          February                  828.9                  (36.5)                   14.7                   20.5
          March                     726.5                  (12.4)                  227.0                1,444.2
          April                     398.5                  (45.1)                   63.8                  (71.9)
          May                       476.2                   19.5                    76.9                   20.5
          June                      522.9                    9.8                    23.9                  (68.9)
          July                      298.0                  (43.0)                    1.9                  (92.1)
          August                    340.6                   14.3                    27.0                1,321.1
---------------------------------------------------------------------------------------------------------------------

-----------------------
SOURCE: BAPEBAM, "DEVELOPMENT OF INDONESIAN CAPITAL MARKET AUGUST 2000".

                          COMPOSITE STOCK PRICE INDEXES
                             1990 - AUGUST 31, 2000
----------------------------------------------------------------------------------------------------------------------

      PERIOD
                                 JAKARTA STOCK EXCHANGE                           SURABAYA STOCK EXCHANGE
------------------- ------------------------------------------------- ------------------------------------------------

                         HIGH             LOW             CLOSE            HIGH             LOW            CLOSE
------------------- ---------------- --------------- ---------------- --------------- ---------------- ---------------


------------------- ---------------- --------------- ---------------- --------------- ---------------- ---------------

       1990            681.94            371.94          417.79           356.32           201.70           223.12
       1991            427.02            224.71          247.39           230.99           152.59           157.62
       1992            331.05            246.95          274.33           170.80           153.48           158.43
       1993            588.76            273.30          588.76           272.01           153.29           272.01
       1994            612.88            447.04          469.64           364.37           270.09           313.47
       1995            519.17            414.20          513.84           366.07           312.27           366.07
       1996            637.43            512.48          637.43           569.31           366.11           568.58
       1997            740.83            339.53          401.71           656.14           299.28           351.95
       1998            554.10            256.83          398.03           506.48           216.44           351.51
       1999            716.46            372.31          676.91           708.69           330.31           566.57
       2000            703.48            444.44          466.38           569.84           334.56           343.93

       January         703.48            634.67          636.37           569.84           505.23           510.34
       February        639.25            568.55          576.54           520.24           458.81           456.81
       March           596.18            546.52          583.27           465.30           434.29           449.78
       April           570.90            519.04          526.73           453.72           396.94           401.35
       May             550.32            454.32          454.32           414.16           342.05           342.05
       June            515.11            444.44          515.11           387.80           334.56           387.80
       July            513.77            492.19          492.19           380.85           359.77           360.21
       August          505.79            466.38          466.38           377.33           343.93           343.93
-----------------------------------------------------------------------------------------------------------------------

---------------
SOURCE: BAPEBAM, "DEVELOPMENT OF INDONESIAN CAPITAL MARKET AUGUST 2000".

                                     PART C

                                OTHER INFORMATION

Item 15.  Indemnification

A policy of insurance covering Credit Suisse Asset Management, LLC, its affiliates, and all of the registered investment companies advised by Credit Suisse Asset Management, LLC insures the Registrant's directors and officers and others against liability arising by reason of an alleged breach of duty caused by any negligent act, error or accidental omission in the scope of their duties.

Article VIII of the Registrant's Articles of Incorporation states as follows:

                                  ARTICLE VIII

                    LIMITATION ON LIABILITY; INDEMNIFICATION

     (1) To the fullest extent that limitations on the liability of directors and officers are permitted by the Maryland General Corporation Law, no director or officer of the Corporation shall have any liability to the Corporation or its stockholders for damages. This limitation on liability applies to events occurring at the time a person serves as a director or officer of the Corporation whether or not such person is a director or officer at the time of any proceeding in which liability is asserted.

     (2) Any person who was or is a party or is threatened to be made a party in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is a current or former director or officer of the Corporation, or is or was serving while a director or officer of the Corporation at the request of the Corporation as a director, officer, partner, trustee, employee, agent or fiduciary of another corporation, partnership, joint venture, trust, enterprise or employee benefit plan, shall be indemnified by the Corporation against judgments, penalties, fines, excise taxes, settlements and reasonable expenses (including attorneys' fees) actually incurred by such person in connection with such action, suit or proceeding to the fullest extent permissible under the Maryland General Corporation Law, the Securities Act of 1933 and the Investment Company Act of 1940 as such statutes are now or hereafter in force. In addition, the Corporation shall also advance expenses to its currently acting and its former directors and officers to the fullest extent that indemnification of directors is permitted by the Maryland General Corporation Law, the Securities Act of 1933 and the Investment Company Act of 1940. The Board of Directors may by Bylaw, resolution or agreement make further provision for indemnification of directors, officers, employees and agents to the fullest extent permitted by the Maryland General Corporation Law.

     (3) No provision of this Article shall be effective to protect or purport to protect any director or officer of the Corporation against any liability to the Corporation or its security holders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

     (4) References to the Maryland General Corporation Law in this Article are to that law as from time to time amended. No amendment to the charter of the Corporation shall affect any right of any person under this Article based on any event, omission or proceeding prior to the amendment.

     Articles 5.2 and 5.3 of Registrant's By-Laws state as follows:

                          INDEMNIFICATION AND INSURANCE

     ARTICLE 5.2. INDEMNITY.

     (a) The Company shall indemnify its directors to the fullest extent that indemnification of directors is permitted by the Maryland General Corporation Law. The Company shall indemnify its officers to the same extent as its directors and to such further extent as is consistent with law. The Company shall indemnify its directors and officers who, while serving as directors or officers, also serve at the request of the Company as a director, officer, partner, trustee, employee, agent or fiduciary of another corporation, partnership, joint venture, trust, other enterprise or employee benefit plan to the fullest extent consistent with law. The indemnification and other rights provided by this Article shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person. This Article shall not protect any such person against any liability to the Company or any Stockholder thereof to which such person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office ("disabling conduct").

     (b) Any current or former director or officer of the Company seeking indemnification within the scope of this Article shall be entitled to advances from the Company for payment of the reasonable expenses incurred by him in connection with the matter as to which he is seeking indemnification in the manner and to the fullest extent permissible under the Maryland General Corporation Law. The person seeking indemnification shall provide to the Company a written affirmation of his good faith belief that the standard of conduct necessary for indemnification by the Company has been met and a written undertaking to repay any such advance if it should ultimately be determined that the standard of conduct has not been met. In addition, at least one of the following conditions shall be met: (i) the person seeking indemnification shall provide security in form and amount acceptable to the Company for his undertaking; (ii) the Company is insured against losses arising by reason of the advance; or (iii) a majority of a quorum of directors of the Company who are neither "interested persons" as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended, nor parties to the proceeding ("disinterested non-party directors"), or independent legal counsel, in a written opinion, shall have determined, based on a review of facts readily available to the Company at the time the advance is proposed to be made, that there is reason to believe that the person seeking indemnification will ultimately be found to be entitled to indemnification.

     (c) At the request of any person claiming indemnification under this Article, the Board of Directors shall determine, or cause to be determined, in a manner consistent with the Maryland General Corporation Law, whether the standards required by this Article have been met. Indemnification shall be made only following: (i) a final decision on the merits by a court or other body before whom the proceeding was brought that the person to be indemnified was not liable by reason of disabling conduct or (ii) in the absence of such a decision, a reasonable determination, based upon a review of the facts, that the person to be indemnified was not liable by reason of disabling conduct by (a) the vote of a majority of a quorum of disinterested non-party directors or (b) an independent legal counsel in a written opinion.

     (d) Employees and agents who are not officers or directors of the Company may be indemnified, and reasonable expenses may be advanced to such employees or agents, as may be provided by action of the Board of Directors or by contract, subject to any limitations imposed by the Investment Company Act of 1940.

     (e) The Board of Directors may make further provision consistent with law for indemnification and advance of expenses to directors, officers, employees and agents by resolution, agreement or otherwise. The indemnification provided by this Article shall not be deemed exclusive of any other right, with respect to indemnification or otherwise, to which those seeking indemnification may be entitled under any insurance or other agreement or resolution of stockholders or disinterested directors or otherwise.

     (f) References in this Article are to the Maryland General Corporation Law and to the Investment Company Act of 1940, as from time to time amended. No amendment of these Bylaws shall affect any right of any person under this Article based on any event, omission or proceeding prior to the amendment.

     ARTICLE 5.3. INSURANCE. The Company may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company or who, while a director, officer, employee or agent of the Company, is or was serving at the request of the Company as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, other enterprise or employee benefit plan, against any liability asserted against and incurred by such person in any such capacity or arising out of such person's position; PROVIDED that no insurance may be purchased by the Company on behalf of any person against any liability to the Company or to its Stockholders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

Item 16.  Exhibits

           1(a) Articles of Incorporation of the Registrant, dated January 5, 1990.*

            (b)       Articles of Amendment of the Registrant dated
                      February 14, 1990.*

            (c)       Articles of Amendment of the Registrant dated
                      February 22, 1990.*

           2(a) Amended and Restated By-laws of the Registrant dated November 9, 1999.*


            (b) Amendment to Amended and Restated By-laws of the Registrant pursuant to resolution approved on March 15, 2001 is filed herewith.


           3          Not Applicable.


           4 Agreement and Plan of Reorganization is filed herewith as Exhibit A to the Prospectus forming part of the Registration Statement.


           5          Not Applicable.


           6 Investment Advisory Agreement between the Registrant and BEA Associates (now Credit Suisse Asset Management, LLC) dated December 21, 1990.*


           7          Not Applicable.


           8          Not Applicable.


           9 Custodian Agreement between the Registrant and Brown Brothers Harriman & Co., dated June 14, 1995, as amended.*


           10         Not Applicable.

           11(a) Opinion and Consent of Willkie Farr & Gallagher is filed herewith.

* Incorporated by reference to Registrant's Registration Statement on Form N-14 as filed on October 11, 2000.

             (b) Opinion and Consent of Venable, Baetjer and Howard, LLP is filed herewith.

           12(a) Registrant undertakes to file Opinion and Consent of Willkie Farr & Gallagher with respect to tax matters as a Post-Effective Amendment to the Registration Statement after the closing of the Reorganization. A form of tax opinion is filed herwith.


             (b) Registrant undertakes to file Opinion and Consent of Brown & Wood LLP with respect to tax matters as a Post-Effective Amendment to the Registration Statement after the closing of the Reorganization. A form of tax opinion is filed herwith.

           13(a) Registrar, Transfer Agency and Service Agreement between the Registrant and the First National Bank of Boston, dated September 12, 1995.*

             (b) Administrative Services Agreement between the Registrant and BEA Associates dated April 30, 1992.*

             (c) Administration Agreement between the registrant and Bear Stearns Fund Management, Inc. dated June 23, 1995.*

             (d) Credit Agreement between the Registrant, other CSAM-advised Funds, Deutsche Bank AG, as administrative agent, State Street Bank and Trust Company, as operations agent, Bank of Nova Scotia, as syndication agent, and other lenders (the "Credit Agreement") dated
                      June 23, 1999.*

             (e)      First Amendment to Credit Agreement dated June 21, 2000.*

           14         Consents of PricewaterhouseCoopers LLP are filed herewith.


           15         Not Applicable.


           16         Powers of Attorney.*

           17(a)      Code of Ethics.*


* Incorporated by reference to Registrant's Registration Statement on Form N-14 as filed on October 11, 2000.

           (b) Proxy Cards and Voting Instruction Sheet are filed herewith as an appendix to the Proxy
                      Statement/Prospectus.


           (c) Audit Committee Charter is filed herewith as an appendix to the Proxy Statement/Prospectus.


Item 17.  Undertakings

(1) The Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

(3) The Registrant agrees to file the Opinion and Consent of Willkie Farr & Gallagher with respect to tax matters and the Opinion and Consent of Brown & Wood LLP with respect to tax matters as part of a Post-Effective Amendment to the Registration Statement after the closing of the Reorganization.

                                   SIGNATURES

            Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Amendment to the Registration Statement on Form N-14 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and the State of New York on the 29th day of March, 2001.

                                               The Indonesia Fund, Inc.

                                               By:

                                               /s/ Michael A. Pignataro
                                               --------------------------------
                                               Michael A. Pignataro
                                               Attorney-in-fact

            Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement on Form N-14 has been signed below by the following persons in the capacities and on the dates indicated.

SIGNATURE                                                  TITLE                                 DATE
/s/ James P. McCaughan
--------------------------
James P. McCaughan                      Chairman of the Board and President                      March 29, 2001


--------------------------*
William W. Priest, Jr.                  Director                                                 March 29, 2001


--------------------------*
Dr. Enrique R. Arzac                    Director                                                 March 29, 2001


--------------------------*
Richard H. Francis                      Director                                                 March 29, 2001


--------------------------*
Lawrence J. Fox                         Director                                                 March 29, 2001


/s/ Michael A. Pignataro
--------------------------
Michael A. Pignataro                    Chief Financial Officer and Secretary (Principal         March 29, 2001
                                        Financial Officer)

*By: /s/ Michael A. Pignataro
     ------------------------
     Michael A. Pignataro

*Pursuant to power-of-attorney filed on signature page of Registrant's Registration Statement on Form N-14 filed on October 11, 2000.

Exhibit No.     Exhibit
-----------     -------
2(b)            Amendment to Amended and Restated By-laws of the Registrant pursuant to resolution approved on March 15, 2001.

4. Agreement and Plan of Reorganization is filed herewith as Exhibit A to the Proxy Statement/Prospectus forming part of the Registration Statement.

11(a)           Opinion and Consent of Willkie
                Farr & Gallagher.

11(b)           Opinion and Consent of Venable, Baetjer and Howard, LLP.

12(a) Form of Opinion and Consent of Willkie Farr & Gallagher with respect to tax matters.

12(b) Form of Opinion and Consent of Brown & Wood LLP with respect to tax matters.

14.             Consents of PricewaterhouseCoopers LLP.

17(b) Proxy Cards and Voting Instruction Sheet are filed herewith as an appendix to the Proxy Statement/Prospectus forming part of the Registration Statement.

17(c) Audit Committee Charter is filed herewith as an appendix to the Proxy Statement/Prospectus forming part of the Registration
                Statement.